2024

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

WITH 2023 ANNUAL REPORT



OLD NATIONAL BANCORP®



Jim Ryan
Chairman and CEO



Becky Skillman
Lead Independent Director

Dear Shareholders,

It is our privilege to provide you with the details of a year that saw Old National demonstrate the strength and stability of our organization, as well as the mettle and character of our culture.

- **Our 2023 earnings were exceptional.** In fact, we established new organizational records for the third consecutive year despite a challenging operating environment. More specifically, we established new full-year highs for Adjusted Earnings Per Share and Adjusted Return on Average Tangible Common Equity, while also posting our best-ever Adjusted Efficiency Ratio.
- **We continued to attract top talent.** Throughout the year, Old National welcomed proven revenue producers and impactful leaders to our company. We introduced seasoned Commercial teams in Nashville and Detroit, and we continued to expand the scope and reach of our successful high-net-worth Wealth division (known as 1834), that was introduced in 2022.
- **We continued to prioritize the growth and development of our team members.** This included a year-long culture shaping initiative that created an enhanced spirit of collaboration and inclusion. Our executive leaders also engaged in a comprehensive succession planning process.
- **We seized on an opportunity to expand our footprint.** Late in the year, we announced a partnership with Nashville-based CapStar Bank. The strength and stability of our company enabled us to pursue this opportunity while many of our peers were in a defensive posture. The partnership closed on April 1, 2024.
- **We took significant steps to enhance our technology.** This included an expansion of our successful partner relationship with Infosys, one of the world's leading information technology companies, and the creation of an internal Transformation Factory focused on process improvement and automation.
- **We built upon our commitment to community engagement and corporate social responsibility.** Our company invested more than $11.8 million in grants and sponsorships in support of more than 2,000 organizations during 2023, while our team members donated 57,369 total volunteer hours (valued at approximately $1.8 million). This was highlighted by our second annual "Better Together Days" volunteer blitz.

We also experienced unprecedented and unexpected challenges in 2023, which confirmed both the resiliency of our strategy and the strength of our character and culture.

- In March, we deftly adapted to a "flash" liquidity crisis within the banking industry that ultimately resulted in the failure of three high-profile niche regional banks. Old National was able to remain on offense during this challenging and uncertain time while many other banks were compelled to play defense.
- On April 10, 2023, a tragic act of violence in Louisville, Kentucky, took the lives of five of our team members. During this incredibly difficult period, our Old National family was humbled and sustained by an immense outpouring of love and support from our communities as well as many organizations and individuals throughout the country. A full year later, we remain grateful for that support as we continue to grieve, heal and remember.

In the remaining portion of this letter, we will take a deeper dive into the events and initiatives that defined 2023 for Old National. We will also share our thoughts on why we believe our company is extremely well positioned for continued success in 2024 and beyond.

More on the March 2023 Liquidity Event

Before the sudden collapse of Silicon Valley Bank on March 10, 2023, the U.S. banking system had gone 28 months without a failure—the longest stretch in 15 years. On March 12, 2023, New York-based Signature Bank was also forced to close its doors.

The failures of these niche regional banks led to speculation about the fitness of the U.S. financial sector, while also amplifying the Federal Reserve's approach toward raising interest rates in an effort to curb inflation. Seemingly overnight, even strong, healthy banks like Old National were compelled to consider their capital and liquidity position and banking and lending strategy.

Fortunately, Old National was well-positioned to weather this industry-wide event.

Ultimately, this liquidity crisis ushered in tightening of credit throughout the banking industry. However, it did NOT require Old National to make fundamental changes to our Strategic Plan. Instead, it shined a favorable spotlight on Old National's time-tested approach to old fashioned, basic banking. This approach is driven by:

1) A peer-leading, low-cost, high-quality deposit franchise.
2) A highly diversified loan portfolio positioned in strong, durable markets.
3) A conservative approach to risk management.
4) A strong capital and liquidity position.

In other words, our shareholders can rest assured that our basic bank strategy—which was designed to be durable and effective in all market conditions—is working extremely well. As a result, Old National continues to be well-positioned for long-term growth and success.

'Love for Louisville'—Reflecting on the April 10 Tragedy

On the morning of April 10, 2023, our Old National family was blindsided by a tragedy in downtown Louisville, Kentucky, that claimed the lives of five beloved Old National team members: **Josh Barrick, Deana Eckert, Tommy Elliott, Juliana Farmer and Jim Tutt**. These were extraordinary, loving and gifted individuals, and we are committed to keeping their memories alive and being there for their loved ones.

In the days and weeks following this tragedy, we were reminded that the values and culture of Old National are far more than words on paper. Our entire team member family came together, locked arms and supported one another with a passion and resilience that left our Executive Leadership Team and Board in awe. This love, care and support for one another—especially those directly impacted by the tragedy—continues today.

'Love for Louisville' donations
In partnership with the Community Foundation of Louisville, the Old National Foundation has donated more than $1 million to the Louisville community in response to the tragedy.

• $600,000 went to the "Love for Louisville Old National Survivors Fund" to care for those impacted.
• $150,000 was donated to the Louisville Metro Police Foundation.
• $150,000 went to the University of Louisville Hospital Trauma Center.
• $100,000 was gifted to the American Red Cross.

We will never forget those who cared for and sustained us!
On behalf of our entire Old National family, we want to express our deepest gratitude to several individuals and organizations that selflessly came to our aid. This includes:

• The Louisville Metro Police Department, especially Officers Nick Wilt and Cory Galloway who were wounded.
• The Federal Bureau of Investigations.
• The amazing professionals at the University of Louisville Hospital Trauma Center and the entire Louisville medical community.
• Kentucky Governor Andy Beshear and Louisville Mayor Craig Greenberg.

- The Louisville religious and mental health communities.
- The American Red Cross and countless other heroes who stood by our side.

Additionally, we want to thank everyone throughout the country whose care and support has been instrumental in lifting us up and sustaining us throughout this difficult grieving and recovery process—especially our many friends in Louisville. Please know that our Old National family will never forget!

Detailing our CapStar Bank Partnership

Our strength and stability throughout 2023 enabled Old National to opportunistically expand our franchise into the Southeast. On October 26, 2023, Old National Bancorp and Nashville, Tennessee-based CapStar Financial Holdings, Inc. (NASDAQ: CSTR) ("CapStar") jointly announced that we had entered into a definitive merger agreement for Old National to acquire CapStar in an all-stock transaction.

This partnership, which included approximately $3.1 billion of total assets, $2.7 billion of deposits and $2.3 billion of net loans as of December 31, 2023, adds 23 banking centers to the Old National footprint. In addition to seven Community bank locations in Nashville, the partnership includes facilities in Chattanooga and Knoxville in Tennessee, as well as in Asheville, North Carolina. We were very pleased to receive regulatory approvals within two months of filing our applications, and also pleased to be able to close the partnership within five months of announcement.

Key factors that make this a winning partnership

- It effectively rounds out Old National's presence in the vibrant Nashville community by adding a strong Community Bank presence. As a reminder, Old National entered the state of Tennessee in 2022 with the introduction of a Nashville-based 1834 Wealth team. This was followed by the addition of a seasoned Commercial banking and lending team in 2023.

- The cultural fit was unmistakable. Like Old National, CapStar has long been committed to delivering exceptional client service while also working hard to strengthen its communities.

- The partnership includes several vibrant, fast-growing markets (Nashville is one of the 25 fastest growing metro areas in the United States).

- Finally, it accelerates our growth strategy and positions Old National to more fully and effectively invest in all our communities.

This transaction demonstrates that Old National remains well positioned to be disciplined, opportunistic acquirers while also continuing to focus intently on organic growth. The facilities and systems conversion for this partnership will be completed later this year.

A Closer Look at Our 2023 Financial Results

As noted earlier, Old National reported very strong earnings in 2023 despite significant headwinds. Our full-year 2023 earnings highlights included three organizational records.

- Adjusted Earnings Per Share of $2.05, compared to $1.96 for 2022. This represents three consecutive years of record EPS growth and placed us in the top quartile of the KBW Nasdaq Regional Banking (KRX) Index.

- Adjusted Return on Average Tangible Common Equity of 21.3%, compared to 21.1% for 2022. This result placed Old National in the top decile of the KRX Index.

- Record Adjusted Efficiency Ratio of 50.4%, compared to 51.6% for 2022, which placed us in the top quartile of the KRX Index.

Additionally, the following full-year results positioned us in the top quartile relative to the KRX Index:

- Tangible book value growth of 17%.
- Stable credit quality with 10 basis points of charge-offs, excluding Purchase Credit Deteriorated (PCD) loans.
- Strong and disciplined loan growth of 6% (top quartile when you exclude loan sales).
- High-quality, low-cost deposit franchise.

Borrowing a theme from last year's letter

One year ago, in our letter to shareholders, we posed the following question: How did Old National arrive at such a position of strength? The answer today is the same as it was in early 2023: we owe the strength and stability of our company to our team members, who relentlessly focus on serving clients, strengthening our communities and supporting one another.

Simply put, Old National has been there for our clients, communities and one another since 1834. We have a long history of "leaning in" when times get challenging, and this tried-and-true approach was especially evident, and effective, throughout 2023.

Stock Performance

While the aforementioned flash liquidity event has negatively impacted the performance of regional bank stocks across the board, the total return provided to Old National shareholders in 2023 outperformed our peers and the KRX Index. At the time of this writing, our stock is trading at a discounted value due to economic and industry headwinds that are beyond our control. However, we are confident that our company remains extremely well positioned to provide long-term shareholder value.

Key Leadership Changes and Expansion Activities

Carrie Goldfeder named Chief Credit Officer

We were thrilled to announce the hiring of Carrie Goldfeder in December. A seasoned executive with more than 25 years of credit and corporate finance experience across all facets of loan production, credit performance and portfolio management, Carrie came to us from Capital One, where she most recently served as a Senior Credit Officer.

As Chief Credit Officer for Old National, Carrie provides oversight on credit risk; leads the Credit Administration team, including attracting, developing and retaining talent; and works to strategically advance the portfolio management capabilities, and reputation and services of the company.

Carrie is a graduate of the University of Iowa where she earned a Bachelor of Science in Business Administration with a concentration in finance and accounting.

Joe Wicklander hired to lead new Financial Institutions group

In October, Joe Wicklander joined Old National as Senior Director of a newly created Financial Institutions Group. He will build out a team to focus on providing credit, liquidity, treasury management and capital markets solutions for financial sponsors, proprietary trading arms, asset managers, broker dealers, futures commission merchants, specialty finance companies, and more.

Joe brings more than 20 years of financial experience to his role at Old National. For the past decade, he led the Financial Institutions Group for CIBC Bank in Chicago. He earned his bachelor's degree from Kalamazoo College and studied accountancy at DePaul University. He also earned an MBA from University of Chicago's Booth School of Business.

Commercial team added in Metro Detroit

In June, we celebrated the opening of a Commercial banking office in Metro Detroit. Our seasoned team there, led by Metro Detroit Market President Rick Hampson, boasts expertise in commercial real estate and project management; employee stock ownership plans and asset-based lending; senior retirement housing; and healthcare.

The Detroit region is home to nine Fortune 500 companies that generate more than $400 billion in annual revenues. This includes Ford Motor Company, General Motors, Penske Automotive Group and the Lear Corporation.

Commercial team added in Metro Nashville

A month later, in July, Old National expanded our commitment to Nashville through the addition of a Commercial banking team that complements our successful 1834 Wealth group. Clif Tant was named Old National's Nashville Market President with Robert Macyauski serving as Commercial Real Estate Tennessee Market Executive.

This seasoned team hit the ground running, and their success—coupled with the effectiveness of our 1834 team—helped solidify our desire to partner with CapStar Bank and add a Community bank presence in Greater Nashville.

Serving Our Clients More Effectively

Empowering Spanish-speaking clients through digital solutions

One of the ways Old National is working to exceed client expectations is by providing powerful, flexible and easy-to-use digital banking tools. In 2023, we recognized an opportunity to better serve our Spanish-speaking clients with the following solutions:

- We added a Spanish language option within our online and mobile banking platforms.
- We added functionality to our Client Care center to enable Spanish language capabilities and services.
- We expanded the list of acceptable forms of customer identification for establishing accounts to include driver's license or government-issued I.D.

One of our Spanish-speaking clients in Chicago had this to say about these enhancements: "I appreciate Old National considering the Spanish speaking community…giving me the ability to access my account via a mobile platform and making me feel confident that you care about me and my financial success!"

Changing the lives of traditionally underserved entrepreneurs

In an effort to expand credit and improve access to capital for underserved communities, especially Black and Brown entrepreneurs, Old National launched an Empowerment Small Business Loan Program in January 2023 that is unique to the U.S. financial industry. Loans generated through the program are evaluated using an approach that is less dependent on consumer credit scores than most traditional credit models.

In its first full year, the Empowerment Small Business Loan Program generated nearly $30 million in loans in service of 72 clients. Here is how one of those clients explained the impact of the program on their business: "Choosing a bank that mirrors our values is not just a business decision; it's a commitment to a shared journey of empowerment and integrity. As a Minority-owned business, we proudly partner with Old National."

Investing in Our Most Valuable Asset

Because our team members are our most valuable asset, our culture revolves around investing in their growth and development. This means providing all members of the Old National family with the tools, resources and support systems they need to excel.

It also means creating and fostering an environment that champions diversity, equity and inclusion; promotes work-life balance; and demands ethics and integrity.

Focusing on learning and development

Team member learning and development was a consistent focus throughout 2023. This included:

- Structured development programs for every phase of the career journey.
- Self-directed growth opportunities available through ONUniversity, our online learning and development portal.
- Ensuring that every team member has a structured Individual Development Plan.

Additionally, we are focused on fostering an inclusive work environment where our team members can truly thrive. In our 2023 Annual Engagement Survey, the vast majority of our team members agreed that people from diverse backgrounds can succeed at Old National, and that they have a strong sense of belonging and can be themselves at work.

Year-long culture shaping initiative

Throughout the year, Old National continued to engage in a "culture shaping" initiative that began in 2022. Our 2023 efforts included regular team member communications centered on monthly culture topics such as energy, inclusion and how to "be here now."

Additionally, our 150 senior-most leaders completed a 12-month "Leading Better Together" development course that prepared them to cascade key culture topics throughout the organization. A group of emerging leaders were also trained mid-year as "culture carriers." Once they completed their training, they stepped forward and led additional training sessions for all of our people leaders.

This culture shaping process is continuing in 2024 with additional monthly culture topics and training sessions. We are confident that this investment in a common language and culture will help drive the long-term success of Old National.

Building a strong talent pipeline

As touched upon earlier in this letter, the Old National story continues to resonate with top quality candidates—especially those from large, metropolitan financial institutions. These seasoned professionals are drawn to our community banking roots and our straightforward approach to delighting clients and strengthening our communities.

In 2023, we added more than 100 new strategic team members in client-facing roles and impactful support positions. We are already benefiting from their diverse experiences and backgrounds.

Additionally, our executive leaders are more geographically dispersed today than at any time in our history. This provides us with deeper market insights while also helping to tie our footprint together.

Succession planning

Our Executive Leadership Team completed a comprehensive succession planning process in 2023. Each executive leader identified an interim successor along with succession candidates of various readiness using data from an Executive Development Review.

In 2024, robust development plans and programs will be implemented to ensure continuity and stability within our leadership pipeline.

Passionately Committed to Our Communities

An unwavering commitment to community engagement and corporate social responsibility is part of the Old National DNA. We recognize that our success depends on strengthening and supporting the communities we serve, and we are deeply committed to serving all those within our markets.

As mentioned in the introductory portion of this letter, Old National invested more than $11.8 million in grants and sponsorships in 2023, supporting more than 2,000 organizations. Our team members also donated 57,369 total volunteer hours (valued at roughly $1.8 million).

Many of our volunteer efforts throughout the year were coordinated and led by our ACE (Associate and Community Engagement) teams, which exemplify what it means to put Old National's values into action. Generally comprising five to 10 team members, ACE teams organize activities such as sponsored community events, financial literacy programs and other high-impact community initiatives.

We also remained focused on strengthening low-to-moderate income communities in 2023, as 95% of grants from the Old National Foundation (excluding the aforementioned $1 million in Love for Louisville grants) supported Community Reinvestment Act-eligible initiatives. Additionally, 84% of our Foundation grants (again, excluding Love for Louisville grants) were awarded to organizations that serve underrepresented populations.

Better Together Days

On September 20 and 21, 2023, Old National put our values into action in a major way through our 2nd annual Better Together Days volunteer blitz. Not only did our team members help strengthen the communities where they live and work, they also demonstrated that we truly are "Better Together" when we roll up our sleeves in service to our communities.

Roughly 2,400 of our team members came together during the two-day event to donate 7,223 total volunteer hours in service of 175 organizations. This year's Better Together Days provided an ideal opportunity for us to acknowledge the outpouring of care and support from our community partners following the April 10 tragedy, and to pay that love, care and support forward through volunteerism.

Choose Your Charity and Pay it Forward campaigns

In the spring, Old National showed our strong commitment to Greater Chicago and surrounding markets by hosting a successful "Choose Your Charity" promotional campaign. Through this campaign, we gifted a total of $500,000 to 98 nonprofit organizations. Winning organizations were selected by community members through an online voting process that resulted in more than 270,000 votes being cast.

Additionally, Old National's popular "acts of kindness" campaign continued for an eighth straight year as team members in each of our markets came up with creative ways to help those in need. Pay it Forward initiatives in 2023 included food and clothing drives and stuffing backpacks for school children.

Documenting our ESG Commitment

Environmental, Social and Governance (ESG) considerations, and other elements of corporate social responsibility, are embedded within the policies, procedures and principles that govern Old National and define our culture and approach to service. We document this commitment annually in a comprehensive ESG Report that is posted on oldnational.com in conjunction with our Corporate Annual Report. You can find our 2023 ESG Report by visiting oldnational.com and clicking on "Our Company" in the "About Us" section of the site.

Community Growth Plan update

In 2023, we continued to execute on the five-year, $8.3 billion Community Growth Plan that was introduced in 2022. Earlier this year, we also announced an increase of $1.2 billion to the Plan. Established in partnership with the National Community Reinvestment Coalition, the Plan builds on our deep legacy of service to historically underserved individuals, families and communities.

Key focus areas of the Community Growth Plan include community lending and affordable housing commitments to underserved and low-to-moderate income (LMI) borrowers, and community development initiatives and philanthropic programs in LMI and majority-minority neighborhoods. In January 2024, we expanded the Plan to include additional commitments in the state of Tennessee.

Championing Diversity, Equity and Inclusion

Old National respects, values and welcomes all aspects of diversity in our workforce, clients, suppliers and marketplace, and we strive to be champions of promoting equity and inclusion, both within our workforce and in the communities we serve. In 2023, we were recognized by the National Organization on Disability (NOD) as a Leading Disability Employer for the sixth straight year. Old National has also been named a Military Friendly Employer for six consecutive years.

Key DEI highlights in 2023:

Impact Networks

These impact networks are open to any team member who is passionate about driving engagement, creating awareness of diverse backgrounds and experiences, and building a culture of inclusion across the organization. Currently, there are seven team member-led Impact Networks operating within Old National:

- Abilities First
- African American
- Military Veterans
- PRIDE
- TODOS (Hispanic and Latino)
- Women LEAD
- Young Professionals

Inclusive Conversation Series

Led by our DEI Office, Inclusive Conversations take place roughly once a quarter with all team members invited to participate via Zoom. Each conversation is led by a moderator and features executives, senior leaders and team members sharing their thoughts and expertise about topics like racial and cultural biases, ally-ship, inclusive leadership and more.

In 2023, 1,900 of our team members participated in at least one of these thought-provoking conversations. Topics included:

- Black History Month: The Power of Your Voice
- International Women's Day: Being a "Girl Dad"
- Mental Health Awareness Month: Learning to Live Mentally Well

CEO Council

Our CEO Council comprises diverse (primarily BIPOC) high-potential Old National team members who share fresh perspectives with our Executive Leadership Team on how best to serve communities across our footprint. Members of the Council work together to identify and solve business and community needs, especially those focused on the growth and sustainability of underrepresented clients and communities. At the same time, the CEO Council members are also taking advantage of unique leadership development activities with an eye toward preparing for future roles as executive leaders within the organization.

Our second CEO Council cohort began in May 2023, guided by Old National's Chief Diversity, Equity & Inclusion Officer Corliss Garner.

Women's Executive Leadership Academy
2023 was the fourth year for Old National's Women's Executive Leadership Academy. It was created to foster the growth and development of female leaders throughout the organization; strengthen key emotional intelligence competencies that are critical for leadership effectiveness; and increase participants' readiness to become future executives.

Supplier Diversity
Our evolving supplier diversity program is co-managed by our Chief Strategy & Business Partnerships Officer Roland Shelton and our Chief Procurement Officer Kawn Watters—a collaboration that has resulted in a forward-leaning vision, strategy and delivery that is bolstered by the four pillars of our Supplier Diversity Policy:

- Promotion of diversity, equity and inclusion
- Environmental, social and governance principles
- Sustainability
- Positive community impact

In 2023, 70% of Old National's eligible spend was with diverse suppliers (meaning the vendor organization was at least 51% Women- or Minority-owned).

Finally, our Empowerment Small Business Loan Program, which was detailed earlier in the "Serving Our Clients More Effectively" portion of this letter, is another illustration of our commitment to championing diversity, equity and inclusion within the communities we serve.

Looking Ahead

When we shared the high-level details of our Strategic Plan in last year's letter to shareholders, the interest rate environment and overall economic outlook were materially different than they are today. And when you look back two years (to March 2022), you find that banks were operating with a Fed Funds Rate that was 525 basis points lower than today. In other words, the past 24 months have seen the most rapid approach to raising interest rates in the history of the Federal Reserve.

As we usher in the second quarter of 2024, even strong, stable banks like Old National continue to wrestle with rate volatility while also paying close attention to proposed new government regulations that could increase capital and liquidity requirements and operating expenses—particularly for banks at the $100 billion asset level and above.

The good news is we find ourselves in an enviable position, despite these choppy waters, with a high quality, low-cost deposit franchise; a well-diversified loan portfolio; and strong capital, liquidity and credit metrics. Additionally, we operate in strong, vibrant Midwestern and Southeastern markets with generally stable economies. And finally, with just over $52 billion in total assets (on a pro forma basis as of December 31, 2023, including CapStar Financial Holdings, Inc.), we have considerable runway ahead to pursue managed, strategic growth opportunities—through both organic means and partnership opportunities—before we approach the $100 billion asset threshold.

As a result, we have not had to make any substantive changes to our strategy, which was built to be durable and to position Old National to weather any and all market conditions. As a reminder, the five key principles of our Strategic Plan are:

1. **Win in all our markets.** We will continue to leverage our scale as a regional powerhouse without sacrificing any of our community banking principles.

2. **Fund asset growth with core deposits.** A strong, low-cost deposit franchise with stable balances has been a core strength of our company for decades. We will continue to focus on deepening relationships and retaining and growing consumer households to fund asset growth.

3. **Keep revenue streams appropriately balanced** while also focusing intently on revenue and client growth in our Wealth Management business and on growing our Treasury Management and Capital Markets revenue streams.

4. **Execute with relentless focus.** We will continue to define and execute on a relatively narrow set of opportunities that are impactful for both Old National and our clients.

5. **Advance the standard for corporate social responsibility.** We firmly believe that we can only be as strong and successful as the communities we serve.

Tangible Book Value and its effect on our near-term growth strategy

The economic issues and potential regulatory changes detailed above have heightened Old National's focus on maintaining and growing our Tangible Book Value (TBV) per share, which can be described as the per-share value of a company's equity after removing any intangible assets. Fortunately, we find ourselves in a "sweet spot"—large enough to be extremely competitive in the regional bank space yet small and agile enough to continue to deliver on our basic "community bank" strategy.

Additionally, Old National's well above peer Return on Tangible Common Equity, combined with a competitive dividend yield, should allow us to compound Tangible Book Value at a much faster rate than many of our peers.

Lastly, we will continue to invest in our people, communities, clients and ourselves, all of which will help us attract top talent and bolster our position as an industry leader.

Capital strategy

Given the operating environment and the probability of future legislation related to capital requirements for regional banks, a robust capital planning policy and process are integral to ensuring our stability and success. Old National's capital planning process is dynamic and incorporates risk tolerance levels, strategic planning, budgets and forecasts, and other factors that may materially affect our capital adequacy.

Additionally, we proactively utilize stress testing to evaluate our capital position and various other stress scenarios. Going forward, we will continue to perform stress tests to identify optimal balance sheet strategies within our overall risk appetite.

Final Thoughts

While it is impossible to predict with certainty what lies ahead for our country or the economy, we are confident that Old National is extremely well positioned to face any additional challenges that may arise, and to nimbly take advantage of emerging opportunities. We demonstrated this ability quite clearly in 2023, and we will continue to do so in the weeks, months and years to come.

In closing, we want to thank you for trusting Old National with your investment. As an owner, you deserve the highest level of success. Our pledge to you—on behalf of all our executive leaders and board members—is to relentlessly pursue this impassioned level of success on your behalf, and on the behalf of our clients, communities and team members.

Additionally, rest assured that we remain true to our strategy and principles and we are focused on producing long-term shareholder value. Please also know that we are committed to being innovative, agile and relentless in our quest to become a consistent, top-quartile performer that sets the standard for regional banks.

Sincerely,

 

Jim Ryan

Chairman and CEO

Becky Skillman

Lead Independent Director

CELEBRATING THE DISTINGUISHED CAREER OF MICHAEL SCUDDER



On behalf of our Executive Leadership Team and Corporate Board of Directors, it is my distinct privilege to congratulate Michael "Mike" Scudder, who retired as Executive Chairman of the Board of Old National Bancorp in January 2024, and also to thank him for his outstanding partnership and leadership. Mike previously served as Chairman and Chief Executive Officer of First Midwest Bancorp, which partnered with Old National in February 2022 to create a regional powerhouse that now ranks as the 6th largest commercial bank headquartered in the Midwest.

During his distinguished 38-year career, Mike helped drive the success of First Midwest, and later Old National, by creating and fostering an environment where team members were empowered to develop long-term, highly valued partnerships with clients, strengthen the communities they serve and continuously grow and develop. His leadership as Executive Chairman over the past two years has been instrumental to Old National's success.

Additionally, Mike has been an active financial industry leader throughout his career, serving on the Board of Directors of the American Bankers Association, as a member the Mid-Size Bank Coalition of America, and as an inaugural member of the Federal Reserve Bank of Chicago's Community Depository Institution Advisory Council.

Mike also serves on the Board of Trustees for DePaul University and the Silver Cross Hospital & Medical Centers. Furthermore, he is a member of the Commercial Club of Chicago, The Chicago Club, the Illinois Certified Public Accountants Society, and the Banker's Club of Chicago.

Once again, on behalf of all of us at Old National, it is my privilege and honor to thank Mike for his service to our clients, shareholders, team members and communities. We wish him and his wife, Barb, all the best as they enter this richly earned new chapter.



Jim Ryan
Old National Chairman and CEO

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, descriptions of Old National Bancorp's ("Old National's") financial condition, results of operations, asset and credit quality trends, profitability and business plans or opportunities. Forward-looking statements may be identified by use of words such as "anticipate," "believe," "expect," "intend," "may," "will," "could" and "should," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: competition; government legislation, regulations and policies; the ability of Old National to execute its business plan, including the completion of the integration related to the merger between Old National and CapStar Financial Holdings, Inc. and the achievement of the synergies and other benefits from the merger; unanticipated changes in Old National's liquidity position; changes in the economy which could materially impact credit quality trends and Old National's ability to generate loans and gather deposits; market, economic, operational, liquidity, credit and interest rate risks associated with Old National's business; operational risks or risk management failures by Old National or critical third parties, including without limitation with respect to data processing, information systems, cybersecurity, technological changes, vendor issues, business interruption and fraud risks; failure or circumvention of Old National's internal controls; failure or disruption of Old National's information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigation; disruptive technologies in payment systems and other services traditionally provided by banks; computer hacking and other cybersecurity threats; other matters discussed in this letter; and other factors identified in our Annual Report on Form 10-K for the year ended December 31, 2023 and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this letter, and Old National does not undertake an obligation to update these forward-looking statements to reflect events or conditions after the date of this letter.



OLD NATIONAL BANCORP®

One Main Street, Evansville, Indiana 47708

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The 2024 Annual Meeting of Shareholders of Old National Bancorp (the "Company") will be held as a virtual meeting on Wednesday, May 15, 2024, at 9:00 a.m., Central Daylight Time. You will be able to attend the Annual Meeting, vote your shares and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/ONB2024 and entering your 16-digit control number located on your Notice and Access Card or Proxy Card. You will not be able to attend the meeting in person. The meeting will be held for the following purposes:

1	Election of the Company's Board of Directors consisting of fifteen directors, each to serve a term of one year and until the election and qualification of his or her successor.
2	Approval of a non-binding advisory proposal on the compensation of our named executive officers.
3	Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024.
4	Transaction of such other business as may properly come before the meeting or any adjournments and postponements thereof.

The foregoing items of business, as well as instructions for accessing the virtual Annual Meeting, are more fully described in the Proxy Statement accompanying this Notice. Holders of common stock of record at the close of business on March 20, 2024 are entitled to notice of, and to vote at, the Annual Meeting. We will begin mailing the Notice of Internet Availability of Proxy Materials to certain of our shareholders on April 5, 2024. Shareholders who do not receive the Notice of Internet Availability of Proxy Materials will continue to receive a paper copy of our proxy materials through the U.S. Mail. All proxy materials will be available at www.oldnational.com/Proxy on or about April 5, 2024.

A list of all shareholders entitled to vote at the Annual Meeting will be available for inspection at our principal office upon written request by a shareholder beginning five business days prior to the Annual Meeting and will remain accessible throughout the Annual Meeting at www.virtualshareholdermeeting.com/ONB2024.

By Order of the Board of Directors

Nicholas J. Chulos
Executive Vice President,
Chief Legal Officer and Corporate Secretary

April 5, 2024



DATE AND TIME
Wednesday, May 15, 2024, at 9:00 a.m., Central Daylight Time



VIRTUAL MEETING
www.virtualshareholdermeeting.com/ONB2024 and enter your 16-digit control number located on your Notice of Internet Availability of Proxy Materials or your Proxy Card



WHO CAN VOTE
Holders of common stock of record at the close of business on March 20, 2024

IMPORTANT
It is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the meeting, please vote your shares by completing and mailing your Proxy Card in the envelope provided or vote by telephone or the Internet.

Additional information on voting your shares is included in the attached Proxy Statement.

CERTAIN TERMS

Certain terms that we use in the accompanying Proxy Statement have particular meanings, as set forth below.

TERM	MEANING
401(k) Plan	Old National Bancorp Employee Stock Ownership and Savings Plan (a tax-qualified defined contribution plan)
AICP	The Company's Annual Incentive Compensation Plan
Annual Meeting	2024 Annual Meeting of Shareholders of Old National Bancorp
Articles of Incorporation	Amended and Restated Articles of Incorporation of Old National Bancorp, as currently in effect
Board of Directors or Board	Board of Directors of Old National Bancorp
By-Laws	Amended and Restated By-Laws of Old National Bancorp, as currently in effect
CECL	Current expected credit loss, an accounting metric
CEO	Chief Executive Officer
CFO	Chief Financial Officer
common stock	Common stock, no par value per share, of Old National Bancorp
Company, Old National, we, us or our	Old National Bancorp
Compensation Committee	Talent Development and Compensation Committee of Old National Bancorp's Board of Directors
Directors Deferred Compensation Plan	Old National Bancorp Directors Deferred Compensation Plan
EPS	Earnings per diluted common share
Equity Incentive Plan	Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (as amended and restated as of May 10, 2012, and further amended and restated as of April 27, 2017, April 29, 2021 and May 18, 2022)
ESG	Environmental, social and governance
Executive Deferred Compensation Plan	Old National Bancorp Executive Deferred Compensation Plan
FASB ASC	Financial Accounting Standards Board Accounting Standards Codification
First Midwest	First Midwest Bancorp, Inc.
First Midwest Bank	First Midwest Bank, which was a wholly-owned subsidiary of First Midwest Bancorp, Inc.
Form 10-K	Old National Bancorp's Annual Report on Form 10-K for the year ended December 31, 2023
GAAP	U.S. Generally Accepted Accounting Principles
Internal Revenue Code	Internal Revenue Code of 1986, as amended
KRX Index	KBW Nasdaq Regional Banking Index (Old National Bancorp is included in this index)
Merger	The merger of equals transaction pursuant to which Old National Bancorp and First Midwest Bancorp, Inc. merged on February 15, 2022
Merger Agreement	Agreement and Plan of Merger dated as of May 30, 2021 by and between Old National Bancorp and First Midwest Bancorp, Inc.
Named Executive Officer or NEO	An Executive officer who is named in the Summary Compensation Table in this Proxy Statement
Nasdaq	The Nasdaq Stock Market
Notice and Access Card	The Notice of Internet Availability of Proxy Materials
Notice of Annual Meeting or Notice	The Notice of Annual Meeting of Shareholders that accompanies this Proxy Statement
Old National Bank or Bank	Old National Bank, which is a wholly-owned subsidiary of Old National Bancorp
PCD loans	Purchased credit deteriorated loans
preferred stock	Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A and Series C, of Old National Bancorp
Proxy	The designation of the authority to vote your shares of Old National Bancorp common stock at the Annual Meeting
Proxy Card	The proxy card or voting instruction form that accompanies this Proxy Statement
Proxy Statement	This Proxy Statement
Record Date	March 20, 2024 – the date used to determine the holders of common stock who are of record on the books and records of Old National Bancorp at the close of business on such date and who are entitled to notice of, and to vote at, the 2024 annual meeting of shareholders
ROAA	Return on average assets
ROATCE	Return on average tangible common equity
ROE	Return on equity
SEC	United States Securities and Exchange Commission
TSR	Total shareholder return
WTW	Willis Towers Watson, the independent compensation consultant to our Talent Development and Compensation Committee

TABLE OF CONTENTS

Proxy Statement

OLD NATIONAL BANCORP®

PROXY STATEMENT – SUMMARY

The following summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information you should consider, and you should read the entire Proxy Statement carefully before voting your shares of Old National common stock.

GENERAL INFORMATION

DATE AND TIME

Wednesday, May 15, 2024, at 9:00 a.m., Central Daylight Time

LOCATION

Virtual/Online at www.virtualshareholder meeting.com/ONB2024

RECORD DATE

Holders of common stock of record at the close of business on March 20, 2024

VOTING

Shareholders as of the Record Date are entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote for each matter to be voted on at the Annual Meeting.

ADMISSION

To attend the Annual Meeting, visit www.virtualshareholdermeeting.com/ONB2024. You will need the 16-digit control number included on your Notice and Access Card, or your Proxy Card or voting instruction form that accompanied this Proxy Statement.

PROPOSALS TO BE VOTED ON AND BOARD VOTING RECOMMENDATIONS

	PROPOSAL	RECOMMENDATION	PAGE REFERENCE
1	Election of Directors	**FOR each director nominee**	29
2	Approval of a non-binding advisory proposal on the compensation of our named executive officers	**FOR**	86
3	Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2024	**FOR**	88

Proxy Statement

ELECTION OF DIRECTORS

(SEE PAGES 29 THROUGH 39)

The first item of business at the Annual Meeting will be the election of fifteen directors of the Company. The nominees are set forth in the table below. Each nominee is currently serving as a director of the Company. Our Board of Directors recommends voting in favor of each of the nominees.

NAME	DIRECTOR SINCE	PRINCIPAL OCCUPATION	INDEPENDENT
Barbara A. Boigegrain	2008*	Former Chief Executive Officer & General Secretary, Wespath Benefits and Investments	✓
Thomas L. Brown	2017*	Former Senior Vice President & Chief Financial Officer, RLI Corp.; former partner, PricewaterhouseCoopers LLP	✓
Kathryn J. Hayley	2016*	Chief Executive Officer, Rosewood Advisory Services, LLC; former Executive Vice President, UnitedHealthcare, a subsidiary of UnitedHealth Group, Inc.	✓
Peter J. Henseler	2011*	Chairman, TOMY International	✓
Daniel S. Hermann	2020	Founding partner, Lechwe Holdings LLC; former Chief Executive Officer, AmeriQual Group, LLC	✓
Ryan C. Kitchell	2018	Chairman, Indiana Governor's Workforce Cabinet; former Executive Vice President & Chief Financial Officer, Indiana University Health	✓
Austin M. Ramirez	2020	President & Chief Executive Officer, Husco	✓
Ellen A. Rudnick	2005*	Senior Advisor, University of Chicago Booth School of Business; former Vice President, Baxter International, Inc.	✓
James C. Ryan, III	2019	Chairman & Chief Executive Officer, Old National Bancorp	–
Thomas E. Salmon	2018	Former Chairman & Chief Executive Officer, Berry Global Group, Inc. (NYSE)	✓
Rebecca S. Skillman	2013	Former Chair, Radius Indiana; former Lt. Governor, State of Indiana	✓
Michael J. Small	2010*	Chairman, Kognitive Networks, Inc.; former President and Chief Executive Officer of GoGo, Inc.	✓
Derrick J. Stewart	2015	Executive Vice President and Chief Operating Officer, YMCA Retirement Fund	✓
Stephen C. Van Arsdell	2017*	Former Senior Partner, Chairman and CEO, Deloitte & Touche LLP	✓
Katherine E. White	2015	Brigadier General, U.S. Army National Guard; Professor of Law, Wayne State University Law School	✓

Includes years of service on the Board of Directors of First Midwest

Proxy Statement

ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION
(SEE PAGE 86)

We are asking shareholders to approve, on an advisory (non-binding) basis, a resolution regarding the compensation paid in 2023 to our named executive officers, as disclosed in this Proxy Statement.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(SEE PAGE 88)

We are asking shareholders to ratify, on an advisory (non-binding) basis, the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024.

Proxy Statement

ABOUT OLD NATIONAL

Our Business

Old National Bancorp is the holding company for Old National Bank. We are the sixth largest Midwestern-headquartered banking company by asset size, with total assets of approximately $52 billion and an additional $29 billion of assets under management as of December 31, 2023 (inclusive of our merger with CapStar discussed below). We rank among the top 30 banking companies based in the United States.

Tracing our banking roots to 1834, we currently operate over 250 banking centers located primarily throughout the Midwestern United States, including Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Tennessee and Wisconsin, as well as wealth management offices in these states and in Missouri and Arizona. We have operations in six of the largest Midwestern metropolitan areas.

Since our founding, we have focused on relationship banking by building long-term, highly valued partnerships with clients and the communities we serve. We provide extensive commercial and consumer lending and depository, wealth management, trust, private banking, investment advisory, capital markets and other banking services.

We have acquired over 50 financial institutions and other financial services businesses since forming our holding company in 1982. We assess possible mergers and acquisitions based on a disciplined financial evaluation process. We expect that future mergers and acquisitions will be consistent with our existing core banking strategy of focusing on community banking, client relationships and consistent quality earnings.

CapStar Bank

On October 26, 2023, we announced our partnership with CapStar Financial Holdings, Inc. ("CapStar") and its wholly-owned subsidiary, CapStar Bank, in an all-stock transaction. This partnership includes 23 banking centers located in Nashville, Chattanooga and Knoxville, Tennessee, as well as in Asheville, North Carolina. As of December 31, 2023, CapStar had approximately $3.1 billion of total assets, $2.3 billion of total loans and $2.7 billion of deposits. We received regulatory approvals for this transaction within two months of filing our applications and completed this acquisition on April 1, 2024.

Better Together

Better Together describes the team approach we live everyday toward our commitment to our clients and communities and drives our continued success.

Certain strategic benefits of *Better Together* include the following:

- **Top-tier commercial and community bank.** We operate a bank with broad product offerings within a diverse geographic footprint which allows us to serve existing clients, as well as new and larger clients across our markets.

- **Financial benefits to shareholders.** We were able to deliver strong financial performance and value creation for our shareholders in 2023 while positioning us well for 2024 and beyond.

- **Strong market position.** With our size, banking operations in six of the largest Midwestern metropolitan areas, a recognized brand, strong commercial banking capabilities, a robust retail footprint and a significant wealth platform, we have a market presence that allows us to compete effectively, attract and retain top talent and deliver superior financial performance.

- **Team member focus.** With multiple workplace recognitions and a commitment to diversity, equity and inclusion, we continue to be committed to fostering a strong culture of collaboration, trust, inclusiveness and acceptance that empowers team members to flourish and be successful.

- **Community engagement.** We continue to build on our longstanding history of service and strengthening our communities by championing local initiatives and driving positive change throughout our footprint.

- **Digital and technology capabilities.** We have the scale and profitability to accelerate digital and technology capabilities and drive future investments in commercial, consumer and wealth management services.

Our Mission, Vision and Values

Our culture is shaped by a clear set of core values, and we operate our business with uncompromised integrity and the highest levels of ethics. As part of our *Better Together* mindset, we updated our Mission, Vision and Values to more accurately reflect where we are today, as a premier mid-sized bank, and our aspirations for the future.

- **Mission.** With deep roots as a trusted partner, we invest our time, heart and expertise so that our clients and communities thrive.

- **Vision.** To be the bank of choice that helps our clients fulfill their dreams, passionately supports our communities and invests in the growth and development of our team members.

- **Values.** The culture of Old National is rooted in our six core values. These values strengthen the fabric of the communities we serve, distinguish our team members as our greatest asset and allow us to deliver a consistent, convenient and customized experience for every client.

  - Integrity – we are trusted, authentic and ethical

  - Inclusion – we courageously embrace our differences

  - Collaboration – we genuinely believe we are better together

  - Excellence – we consistently deliver our best

  - Optimism – we embrace a spirit of possibilities

  - Agility – we are resourceful and innovative

2023 Highlights

2023 was a record year for Old National in many key areas of performance, with selected highlights below.

Record Adjusted EPS*

$2.05

5% increase year-over-year ("YOY") – top quartile of the KRX Index

Record Adjusted Net Income*

$599 million

11% increase YOY – top quartile of the KRX Index

Record Adjusted Return on Average Tangible Common Equity*

21.3%

Top decile of the KRX index

Adjusted Return on Average Assets*

1.28%

Top quartile of the KRX Index

Record Adjusted Efficiency Ratio*

50.4%

Top quartile of the KRX Index

Net Charge-Offs**

0.10%

Strong credit quality and discipline

Continued Growth of Strong Capital Position

Total capital to risk-weighted assets – 12.64%
Tier 1 capital to risk-weighted assets – 11.35%

Total Loan Growth (YOY)

6%

When loan sales are excluded, top quartile of KRX Index

Tangible Book Value Growth (YOY)

17%

Top quartile of KRX Index

Peer Leading Deposit Franchise

Deposits grew 6% YOY; average cost of deposits of 135 bps; noninterest-bearing deposits were 26% of total deposits

Granular and Long-Tenured Deposit Base

Average deposit size is ~$30,000

75% of core deposit tenures are >5 years

Board Diversity

47%

7 of our 15 board members are diverse on the basis of gender, race or ethnicity

Continued Strong Commitment to Corporate Social Responsibility

www.oldnational.com/esg

Numerous DEI and Workplace Recognitions

See list on page 7

Continued Longstanding Commitment to Support Underserved and Economically Disadvantaged Communities

$9.5 billion Community Growth Plan

*Includes adjusted, non-GAAP financial measures that exclude certain items, such as current expected credit loss ("CECL") Day 1 non-PCD loans provision expense, merger-related charges associated with completed and pending acquisitions, gain on sale of Visa Class B restricted shares, FDIC special assessment expense, gain on sale of health savings accounts, contract termination charges, property optimization charges, net securities losses and expenses related to the tragic April 10, 2023 event at our downtown Louisville location. The equivalent GAAP measures for the non-GAAP measures referenced above are: EPS $1.94; Net Income: $566 million; ROATCE: 20.2%; ROAA: 1.21%; and Efficiency Ratio: 53.7%. Reference is made to the non-GAAP reconciliation included in the Company's January 23, 2024 press release reporting its financial results for its 2023 fourth quarter and full year, which was included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on January 23, 2024.

**Excludes PCD loans

Commitment to Excellence and Valuing our Team Members

Old National's culture and commitment to excellence are among the pillars of our success and support the emphasis we place on our team members. Our diversity, equity and inclusion ("DEI") workplace awards received in 2023 reflect the value and success of this approach.


DIVERSITY, EQUITY AND INCLUSION AND WORKPLACE RECOGNITIONS








- **Bloomberg Gender-Equality Index (8th consecutive year):** Awarded to companies that support gender equality through policy development, representation and transparency

- **Military Friendly Employer:** Recognizes efforts to recruit and retain military veterans

- **Bauer Financial:** Rated a 4-Star (outstanding) institution

- **National Organization on Disability:** Recognizes organizations that lead the way in disability inclusion, and tap into the benefits of hiring talent with disabilities

- **Disability Equality Index:** Scored a perfect 100 on the 2023 index, the most comprehensive benchmarking tool for disability inclusion

- **CEO Act!on for Diversity & Inclusion:** Awarded to companies that take measurable action in advancing diversity and inclusion in the workplace

Commitment to Diversity, Equity and Inclusion

We respect, value and welcome all aspects of diversity in our workforce and markets and with our clients and suppliers. In addition, we strive to be champions of promoting equity and inclusion, both within our workplace and the communities we serve.

Our Diversity, Equity and Inclusion Vision and Strategic Pillars

Our DEI vision is to continuously strive to achieve our DEI goals and strategic objectives so that we will be viewed as:

- An employer of choice
- A financial services provider of choice
- A community partner of choice
- A strong and attractive investment

Proxy Statement

Proxy Statement

We also recognize that DEI is a differentiator that helps us advance our vision, which allows us to be a bank that assists our clients to fulfill their dreams, passionately supports our communities and invests in the growth and development of our team members. We support this vision through our four DEI strategic pillars.

OUR PEOPLE	OUR CULTURE	OUR SOCIETY	OUR BUSINESS
Attract, develop and retain top talent, with a focus on increasing diverse representation across all levels of the company.	Build a culture of inclusion, belonging and psychological safety where all aspects of diversity are welcomed and celebrated.	Contribute to the sustainability of a more just and equitable society through strategic philanthropy, volunteerism, partnerships, lending and investments.	Lead a socially responsible business focused on sound and sustainable policies, practices and processes.

Our Team Member Impact Networks

In 2023, we enthusiastically expanded our impact networks, which are volunteer-based groups open to all team members who are passionate about driving engagement, creating awareness of diverse backgrounds and experiences and building a culture of inclusion across our Company. Our impact networks include:









African American IMPACT NETWORK

The **African American Business Impact Network** advances Old National's commitment to inclusion by providing a forum to support the professional development and retention of African American team members.

PRIDE ONB LGBTQ+ & ALLIES IMPACT NETWORK

PRIDE works to foster an environment that respects, welcomes and supports lesbian, gay, bisexual and transgender professionals and allies by promoting awareness, education and community collaboration.

TODOS Together Opening Doors and Offering Solutions Hispanic and Latino Impact Network

TODOS focuses on developing, retaining and attracting Latino and Hispanic team members, growing partnerships within the community and increasing competitiveness in the fast-growing Hispanic market.

MILITARY VETERANS IMPACT NETWORK

The **Military Veterans Impact Network** is responsible for coordinating companywide efforts to create sustainable programs for transitioning veterans while supporting current veteran team members.







Abilities FIRST

The **Abilities First Impact Network** promotes an inclusive work environment by increasing awareness of the needs of those with disabilities and providing a disabilities educational forum.

YOUNG PROFESSIONALS

The **ONB Young Professionals Impact Network** engages, connects, empowers and fosters the growth and development of young professional team members (primarily ages 18-40) while supporting diversity.

WOMEN LEAD LEAD · EMPOWER · AFFIRM · DEVELOP

Women LEAD strives to cultivate an inclusive environment where all women thrive and their unique contributions are valued and recognized as critical to the achievement of Old National's business objectives.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE AT A GLANCE

ESG considerations, and other elements of corporate social responsibility, are integrated and embedded within the policies, procedures and principles that govern Old National. Our Company is committed to serving as a cornerstone of the local community and maintaining transparency in governance, as well as environmental responsibility and sustainability. We also aim to strengthen the communities we serve through team member volunteerism and corporate philanthropy efforts.

Our 2023 ESG Report summarizes the Company's approach to corporate social responsibility. As discussed more fully in our ESG Report, Old National earned numerous awards and recognitions in 2023 that reflect our culture and our commitment to corporate social responsibility.

In 2024, we will continue to evaluate issues that collectively represent the Company's most significant and material risks, as well as opportunities for enhanced shareholder value. The Company will also continue to assess its ESG priorities in 2024, including climate-related risks and opportunities.

We are pleased to present our 2023 ESG Report, which can be found on our website at *www.oldnational/esg*.

COMMITTED TO DIVERSITY, EQUITY AND INCLUSION

47%
Corporate Board diversity (gender, racial and ethnic diversity)

67%
of all Old National team members are female

25%
Total workforce is racially or ethnically diverse

50%
Gender/Ethnic Diversity on Executive Leadership Team

CORPORATE GOVERNANCE

100% TEAM MEMBER COMPLETION of annual, risk-based compliance training as well as training related to our Code of Business Conduct and Ethics

- Comprehensive Risk Appetite Statement
- Independent Chief Audit Executive/Ethics Officer
- 100% score on the Disability Equality Index Best Places to Work





Proxy Statement

Corporate Social Responsibility

Our corporate social responsibility strategy is integrated and embedded within the policies, procedures and principles that govern Old National and help define our community banking culture. At the center of our culture and strategy is the belief that we are only as strong as the communities we serve.

Community Involvement

Even with our significant growth over the past decade, we have remained true to our roots and have maintained our dedication to being a community bank with team members who are active members of the cities and towns they call home – in short, we are a mid-sized bank with a community bank DNA. Old National team members consistently strive to make a positive difference in the communities we serve and actively share their talents in their communities through volunteer activities in education, economic development, human and health services, and community reinvestment. In 2023, our team members:

- Participated in over 57,000 volunteer hours

- In support of 2,400 organizations

In addition, the Old National Bank Foundation donated $11.8 million to organizations serving our communities.

Community Growth Plan

In 2022, we announced our $8.3 billion community growth plan that builds on our long-standing commitment to support historically underserved and economically disadvantaged individuals, families and communities in our Midwest footprint. In addition, earlier in 2024, we announced an increase of approximately $1.2 billion to our community growth plan that expands this support throughout our Southeast footprint. Over a five-year period, the community growth plan provides for community lending and affordable housing commitments to underserved and low-to-moderate income ("LMI") borrowers, community development initiatives and philanthropic and racial equity initiatives in LMI and majority-minority neighborhoods.

Community Initiatives

We are strongly committed to supporting the communities that we serve through programs, products, resources and activities that meet the needs of these communities. In 2023, we continued our commitment to strengthening the communities we serve by expanding access to capital and providing other important services. Senior officers of our Company provide quarterly reports to the Corporate Responsibility Committee of our Board on these initiatives.

Examples of these programs and activities include:



Empowerment Small Business Loan Program
- Increase capital for minority and women owned businesses with annual revenues of less than $25 million
- Preference for companies operating in LMI and majority-minority census tracts



Down Payment Assistance / Home Manager Programs

- Empowers LMI first-time home buyers to achieve their dream of home ownership
- Affordable residential mortgage products with 3% down payment, 97% financing and other flexible features
- No private mortgage insurance



Financial Empowerment (2023)

- Over 11,000 individuals reached through in-person financial education presentations
- 130 Old National financial education instructors for real-life finance curriculum
- Spanish translation of real-life curriculum

Proxy Statement

GENERAL INFORMATION ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement relates to our Annual Meeting to be held on May 15, 2024, at 9:00 a.m., Central Daylight Time. The Annual Meeting will be held in a virtual-only meeting format in order to facilitate shareholder attendance and participation by enabling shareholders to participate from any location and at no cost. As such, you will not be able to attend the Annual Meeting in person at a physical location. This Proxy Statement and the Proxy Card are being furnished by the Company in connection with a solicitation of proxies by the Company's Board of Directors.

We are pleased to take advantage of the SEC rule that permits companies to furnish proxy materials to shareholders over the Internet at *www.oldnational.com/Proxy*, and those proxy materials will be available by April 8, 2024. Beginning on or about April 8, 2024, we will send to most of our shareholders, by email or U.S. mail, a Notice and Access Card for our Annual Meeting containing instructions on how to access the proxy materials over the Internet and vote online. This method offers a convenient, cost-effective and environmentally friendly way for shareholders to review the materials and vote.

The Notice and Access Card is not a proxy card and cannot be used to vote. If you receive the Notice and Access Card and would like to receive paper copies of the proxy materials, please follow the instructions in the Notice and Access Card and the materials will be mailed to you. Shareholders who do not receive the Notice and Access Card for the shareholder meeting will continue to receive a paper copy of our proxy materials.

A list of shareholders entitled to vote at the Annual Meeting will be available for inspection at our principal office upon written request by a shareholder beginning five business days prior to the Annual Meeting and will remain accessible throughout the Annual Meeting at www.virtualshareholdermeeting.com/ONB2024.

Important Notice Regarding the Availability of Proxy Materials

A copy of the Company's 2023 annual report to shareholders accompanies this Proxy Statement. The Notice of Annual Meeting, this Proxy Statement and our 2023 annual report to shareholders also are available at *www.oldnational.com/Proxy*. If you would like to receive, without charge, a paper copy of our 2023 annual report, please contact our Corporate Secretary at Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705-0718.

Who can attend the Annual Meeting?

Only shareholders of the Company of record as of the Record Date of March 20, 2024 and guests of the Company may attend the Annual Meeting.

Who may vote at the Annual Meeting?

This Proxy Statement and our annual report to shareholders are provided to holders of the Company's common stock who were holders of record on the Record Date. Only holders of the Company's common stock of record on the Record Date are entitled to vote at the Annual Meeting. As of the Record Date, 293,382,613 shares of common stock of the Company were outstanding.

To the knowledge of the Company, no person or firm, other than BlackRock, Inc., The Vanguard Group, Inc. and Fuller & Thaler Asset Management, Inc. beneficially owned more than 5% of the outstanding common stock of the Company as of December 31, 2023. As of the Record Date, no individual director,

director nominee or officer beneficially owned more than 5% of the outstanding common stock of the Company.

How do I attend the Annual Meeting?

Our Annual Meeting will take place via a webcast at *www.virtualshareholdermeeting.com/ONB2024*. You will not be able to attend the Annual Meeting in person at a physical location. If you are a registered shareholder as of the Record Date, you may attend the Annual Meeting by visiting the virtual meeting website and entering the 16-digit control number that is printed on your Notice and Access Card or Proxy Card. You may log in beginning at 8:45 a.m. (Central Daylight Time) on May 15, 2024. The Annual Meeting will begin promptly at 9:00 a.m. (Central Daylight Time).

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting.

How do I submit questions during the Annual Meeting?

Shareholders will be able to submit questions upon accessing the virtual meeting until the conclusion of the meeting by typing the question into the "Ask a Question" field and then clicking "Submit." During the meeting, we will answer questions that comply with the meeting rules of conduct, subject to time constraints. If we receive substantially similar questions, we may group these questions together. Questions and answers relevant to meeting matters that we do not have time to answer during the Annual Meeting will be posted to our website following the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

Rules of Conduct for the Annual Meeting

We will post the meeting rules of conduct at *www.virtualshareholdermeeting.com/ONB2024*.

What can I do if I need technical assistance during the Annual Meeting?

If you encounter any difficulties accessing the Annual Meeting during either the check-in process or the meeting, please call the technical support number that will be posted on the Annual Meeting log-in page.

Voting and Proxy Procedures

Each share of the Company's outstanding common stock on the Record Date will be entitled to one vote at the Annual Meeting. If you receive the Notice and Access Card by mail, you will not receive a printed copy of the Proxy Statement or our annual report to shareholders, unless you request the materials by following the instructions included in the Notice and Access Card.

If your shares are registered in your name, you may vote your shares via the Internet (at www.ProxyVote.com), by telephone (1-800-690-6903) or, if you receive printed copies of the proxy materials, by completing, signing, dating and returning your Proxy Card by U.S. mail in the provided postage-paid envelope. Simply follow the instructions on the Proxy Card or Notice and Access Card you receive to vote prior to the applicable deadline before the Annual Meeting that is shown on such Proxy Card or Notice and Access Card. If your shares are registered in your name, you also may vote online during the virtual Annual Meeting by accessing and following the voting instructions at www.virtualshareholdermeeting.com/ONB2024.

If your shares are held in "street name" through a broker, bank, trustee or other nominee, please follow the instructions provided by your broker, bank, trustee or other nominee on the voting instruction form or Notice and Access Card in order to vote your shares via the Internet, or by signing, dating and returning the voting instruction form provided by your broker, bank, trustee or other nominee. We refer to brokers, banks, trustees and other nominees that hold shares on behalf of others in this Proxy Statement collectively as "brokers." In this circumstance, you are a shareholder whose shares are held in "street name" and your broker is considered the shareholder of record.

Shares of the Company's common stock for which instructions are received will be voted in accordance with the shareholder's instructions. If you use your Proxy Card, the Internet or telephonic voting, but do not specify how you want to vote your shares, the designated proxies will vote your shares in accordance with the recommendations of the Board on Items 1-3 and in the judgment of the designated proxies as to any other business that may properly come before the Annual Meeting and any adjournment or postponement thereof.

Quorum Requirements

Holders of a majority of the outstanding shares of the Company's common stock entitled to vote at the Annual Meeting must be present, either in attendance virtually or represented by proxy, to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum. Once a share is represented for any purpose at the Annual Meeting, it is deemed present for quorum purposes for the remainder of the Annual Meeting and for any adjournment unless a new record date is set for that adjourned meeting.

Can I change my vote after I return the Proxy Card or after voting electronically or telephonically?

If you are a shareholder whose shares are registered in your name, you may revoke your previously submitted proxy and change your vote through one of the following methods:

- Voting electronically via the Internet (at www.ProxyVote.com) or by telephone (1-800-690-6903), after the date of your earlier-submitted proxy and before the applicable pre-Annual Meeting voting deadline shown on your Proxy Card or Notice and Access Card.

- Voting electronically during the Annual Meeting through the virtual meeting site at www.virtualshareholdermeeting.com/ONB2024 prior to the taking of the vote at the Annual Meeting, by following the online instructions for such voting. Your virtual attendance at the Annual Meeting will not automatically revoke your earlier proxy unless you properly vote at the Annual Meeting.

- Completing, signing, dating and returning a later-dated Proxy Card to the Company's Corporate Secretary at Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705-0718 for receipt before the applicable pre-Annual Meeting voting deadline shown on the Proxy Card.

- Sending written notice of revocation to the Company's Corporate Secretary at the same Old National address for receipt before the applicable pre-Annual Meeting voting deadline shown on your Proxy Card or Notice and Access Card.

No later-dated Proxy Card or notice of revocation will be effective unless received by the Company's Corporate Secretary prior to the applicable voting deadline before the Annual Meeting. Shareholders of record as of the Record Date may obtain an additional Proxy Card by contacting the Company's Corporate Secretary at the above address.

If you hold your shares in "street name" through a broker, you may revoke your Proxy Card by following instructions provided by your broker that holds shares on your behalf.

How many votes are needed to have each of the proposals pass?

Election of Directors. Directors are elected by a plurality of the votes cast by shareholders entitled to vote in the election of directors, which means that nominees who receive the greatest number of votes will be elected, even if such amount is less than a majority of the votes cast. Shareholders are not able to cumulate their votes in the election of directors. Abstentions and broker non-votes will have no effect on the outcome of the election of directors.

Our Board has adopted a corporate governance policy regarding director elections that is contained in our Corporate Governance Guidelines (available on our website). The policy provides that in an uncontested election, any nominee for director who receives a greater number of votes "withheld" for his or her election than votes "for" such election will tender his or her resignation as a director promptly following the certification of the shareholder vote. The Nominating and Corporate Governance Committee, without participation by any director so tendering his or her resignation, will consider the resignation offer and recommend to the Board whether to accept it. The Board, without participation by any director so tendering his or her resignation, will act on the Nominating and Corporate Governance Committee's recommendation no later than 90 days following the date of the Annual Meeting at which the election occurred. If the Board decides to accept the director's resignation, the Nominating and Corporate Governance Committee will recommend to the Board whether to fill the resulting vacancy or to reduce the size of the Board. We will promptly disclose the Board's decision and the reasons for the decision in a press release that will also be filed with the SEC on a Form 8-K.

Approval of a Non-Binding Advisory Proposal on Executive Compensation. The advisory proposal on executive compensation will be approved if more votes are cast "for" the proposal than "against" the proposal. Because the vote is advisory, it will not be binding on the Board. Our Compensation Committee and our Board will take the vote results on this proposal into consideration when making future decisions regarding executive compensation. Abstentions and broker non-votes will have no effect on the outcome of the proposal.

Ratification of the Appointment of the Independent Registered Public Accounting Firm. The proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for fiscal year 2024 will be approved if more votes are cast "for" the proposal than "against" the proposal. Abstentions will have no effect on the outcome of the proposal. Broker non-votes are not expected on this proposal because brokers will have discretionary authority to vote on this item.

What is "householding"?

We have adopted a procedure called "householding." Under this procedure, a single copy of this Proxy Statement and our annual report to shareholders will be sent to any household at which two or more shareholders reside if they appear to be members of the same family, unless we have received contrary instructions from one of the shareholders at that address that they wish to receive individual copies. This procedure reduces our printing and mailing costs.

Shareholders who participate in householding will continue to receive separate Proxy Cards or separate Notice and Access cards.

If your household received a single Proxy Statement and annual report to shareholders this year, but you would prefer to receive your own copy, please contact the Broadridge Householding Department, by calling their toll-free number, 866-540-7095 or by writing to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. You will be removed from the householding program within 30 days after receipt of your instructions, at which time you will then be sent separate copies of the materials.

Shareholders sharing an address who are receiving multiple copies of the Proxy Statement, Proxy Card and annual report to shareholders may request a single copy by contacting the Company's Transfer Agent, Continental Stock Transfer & Trust Company, at 917-262-2373, or by writing Continental at 1 State Street, New York, New York 10004-1561, or via email to Proxy@continentalstock.com.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your broker to request information about householding.

How are abstentions and broker non-votes treated?

An abstention occurs when a shareholder is in attendance at the Annual Meeting and either affirmatively abstains or has returned a Proxy Card with an "abstain" instruction. Abstentions will have no effect on any proposals to be voted on at the Annual Meeting.

A "broker non-vote" occurs when, with respect to shares held in "street name," a broker is not permitted to vote on a non-routine matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the broker with such instructions. If your shares are held in "street name," you must instruct your broker on how to vote your shares by following the instructions provided by your broker. If you do not give your broker voting instructions, your broker will have discretion to vote your shares only for routine matters. It is expected that the proposal to ratify the appointment of the independent registered public accounting firm will be the only routine matter to be voted on at the Annual Meeting. For the election of directors and the proposal relating to executive compensation to be voted on at the Annual Meeting, the votes associated with shares held in "street name" for which you do not give your broker voting instructions will be considered "broker non-votes," which means your broker will not have discretion to vote your shares on those matters. Broker non-votes will not affect the outcome of the election of directors or the advisory vote on executive compensation. The proposal to ratify the appointment of our auditors is considered a routine matter and, therefore, broker non-votes are not expected to exist on this proposal.

How are shares held in Company benefit plans treated?

Participants in our 401(k) Plan, First Midwest Bancorp, Inc. Nonqualified Retirement Plan, First Midwest Bancorp, Inc. Nonqualified Deferred Compensation Plan for Nonemployee Directors and First Midwest Bancorp, Inc. Stock Option Gain Deferral Plan will receive correspondence from Broadridge describing how to access proxy materials and vote your shares.

The trustees under these plans will vote the shares held for the account of each participant in accordance with the instructions received from the participant. If the trustees do not receive voting instructions by the specified pre-meeting deadline, the trustees will vote the shares proportionally in the same manner as those shares for which instructions were received. Because the participants are not the record owners of the related shares, the participants may not vote these shares at the Annual Meeting. Individual voting instructions to the plan trustees will be kept confidential and will not be disclosed to any directors, officers or employees of the Company.

How do I designate my proxy to vote at the Annual Meeting?

A Proxy is your direction to another person to vote your shares. By completing, dating, signing and returning your Proxy Card, or by voting via the Internet or by telephone, you are directing the proxies named in the Proxy Card to vote in accordance with your instructions. To be valid, your vote by Internet, telephone or mail must be received by the deadline specified on the Proxy Card. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your Proxy Card in advance of the virtual meeting. If you wish to give your Proxy to someone other than the proxies identified on the Proxy Card, you may do so by crossing out all the names of these named proxies appearing on the Proxy Card and inserting the name of another person, and this signed card must be sent by mail to the Company's Corporate Secretary and received in advance of the Annual Meeting.

Who will pay for the costs involved in the solicitation of proxies?

The Company will pay all costs of the solicitation of proxies for our Annual Meeting, as well as all costs of preparing, assembling, printing and distributing the proxy materials for the meeting. In addition to solicitations by mail, directors and officers of the Company and its subsidiaries may solicit proxies personally, by telephone, fax, electronic mail or in person. The Company may retain the services of a proxy solicitation firm to assist with the solicitation of proxies. The Company will pay all of the fees and any other costs and expenses incurred in connection with retaining any such firm. Our directors and officers will receive no additional compensation for the solicitation of proxies.

We have requested that brokers, banks, trustees or other nominees forward proxy-soliciting material to the beneficial owners of our common stock. We will reimburse these persons upon request for reasonable out-of-pocket expenses they incur in connection with this request.

Other matters related to the Annual Meeting

Only matters brought before the Annual Meeting in accordance with the Company's Amended and Restated By-Laws will be considered. Other than the matters described in the Notice of Annual Meeting accompanying this Proxy Statement, the Company does not know of any other matters that will be presented at the Annual Meeting. However, if any other matters properly come before the Annual Meeting or any adjournment, the designated proxies will vote in accordance with their judgment.

Should any nominee for director become unable or unwilling to accept nomination or election, the designated proxies intend to vote for the election of another person if recommended by the Nominating and Corporate Governance Committee and nominated by the Board. The Company has no reason to believe that any of the nominees will be unable or unwilling to serve if elected.

Proxy Statement

CORPORATE GOVERNANCE AT OLD NATIONAL

OUR BOARD OF DIRECTORS IS COMMITTED TO MAINTAINING STRONG CORPORATE GOVERNANCE PRINCIPLES AND PRACTICES.

For additional information about our corporate governance practices, you may view the following documents on our website at *www.oldnational.com* under the Investor Relations/ Governance link. These documents also are available to any interested party who requests them by writing to: Corporate Secretary, Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705-0718.

- Corporate Governance Guidelines
- Code of Business Conduct and Ethics (applicable to all directors, officers and team members)
- Code of Ethics for CEO and Senior Financial Officers
- Audit Committee Charter
- Corporate Responsibility Committee Charter
- Enterprise Risk Committee Charter
- Executive Committee Charter
- Nominating and Corporate Governance Committee Charter
- Talent Development and Compensation Committee Charter

Corporate Governance Guidelines and Committee Charters

Our Corporate Governance Guidelines and committee charters describe various aspects of our corporate governance practices. The Corporate Governance Guidelines and charters are intended to ensure that our Board of Directors has certain practices in place relating to oversight of management and various components of our business operations and to Board decision making that is independent of management.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to all of our directors, officers and team members, as well as a Code of Ethics for CEO and Senior Financial Officers, which applies to our CEO and senior financial officers. Our Code of Business Conduct and Ethics meets the requirements of a "code of ethics" as defined by applicable SEC rules, and also meets the requirements of a "code of conduct" under the applicable Nasdaq rules. Annually, all team members are required to certify that they have reviewed and are familiar with our Code of Business Conduct and Ethics, and all directors and officers are required to certify compliance with this code. Waivers of the Code of Business Conduct and Ethics for executive officers and directors must be approved by our Board of Directors. Similarly, our CEO and senior financial officers must certify annually that they have reviewed, are familiar with and are in compliance with the Code of Ethics for CEO and Senior Financial Officers. Waivers of the Code of Ethics for CEO and Senior Financial Officers must be submitted to and approved by our Board of Directors.

Director Independence

Following a recommendation from our Nominating and Corporate Governance Committee, our Board of Directors determines annually the independence of all non-employee directors in accordance with the independence requirements of our Corporate Governance Guidelines and applicable Nasdaq listing requirements and SEC rules. Accordingly, each year, the Board affirmatively determines whether each non-employee director has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company.

Each non-employee director is required to complete an annual questionnaire that provides information about any relationship that might affect a determination of independence. Management then provides the Nominating and Corporate Governance Committee and the Board of Directors with relevant information about any relationship bearing on the independence of a director or nominee that is outside the categories permitted under the applicable Nasdaq listing requirements and SEC rules.

Based on this process, the Board affirmatively determined that each of the directors nominated for election at the Annual Meeting is independent of the Company under our Corporate Governance Guidelines, the Nasdaq listing requirements and SEC rules, with the exception of Mr. Ryan, our Chairman and CEO, who is an employee of the Company. In addition, the Board of Directors determined that:

- Each member of the Audit Committee is financially literate and has accounting or related financial management or expertise (as such qualifications are defined under applicable Nasdaq rules).

- Thomas L. Brown, Ryan C. Kitchell and Stephen C. Van Arsdell are "audit committee financial experts" within the meaning of the rules and regulations of the SEC.

- Each member of the Compensation Committee is a "non-employee director" within the meaning of Securities Exchange Act Rule 16b-3.

Board Leadership Structure

Our Board of Directors is elected by our shareholders and selects our Executive Leadership Team, which is the executive management team charged with the conduct of the Company's business. Having selected the Executive Leadership Team, the Board acts as an advisor to management and ultimately monitors its performance. The Board has responsibility for overseeing the business and affairs of the Company and, in exercising such responsibility, receives information from management about the Company's business and risks. This involvement enables the Board to provide guidance to management in formulating and developing plans and to exercise its decision-making authority on appropriate matters of importance to the Company. The Board of Directors approves the Company's strategic plan and its annual budget. Acting as a full Board and through the Board's six standing committees, the Board of Directors regularly reviews the Company's progress against its strategic plan and annual budget, as well as areas of strategic importance to and risks of the Company.

Chairman and CEO Roles

On February 15, 2022, the closing date of the Merger with First Midwest, and pursuant to the Merger Agreement, Michael L. Scudder, the former Chairman and CEO of First Midwest, became the Executive Chairman of the Board of Directors of the Company, with Mr. Ryan remaining as CEO and a director of the Company. Mr. Scudder retired as Executive Chairman of the Company on January 31, 2024. In accordance with the Company's By-Laws, Mr. Ryan became Chairman of the Board of the Company and

Proxy Statement

Chairman of the Executive Committee of the Board upon Mr. Scudder's retirement, in addition to continuing in his role as CEO. The Board believes this structure is effective, is in the best interest of shareholders and serves the Company well at this time.

Lead Independent Director

The Company's Corporate Governance Guidelines require that the Company has a Lead Independent Director, currently Rebecca S. Skillman, when the Chairman and CEO positions are held by the same person or both positions are held by insiders. The Lead Independent Director's duties and responsibilities are set forth in our Corporate Governance Guidelines and include, among other responsibilities, presiding at all meetings of the Board at which the Chairman of the Board is not present; leading sessions of the independent directors of the Board; consulting and meeting with any or all independent directors as required; advising on the scope, quality, quantity and timeliness of information sent to the Board; leading the Board's annual self-assessment process; mentoring and counseling new members of the Board to assist them in becoming active and effective directors; leading the Board in the annual evaluation of the CEO's performance; and performing such other duties and responsibilities as may be delegated to the Lead Independent Director by the Board from time to time.

Board and Committee Meetings

The Board met six times during 2023. Each director attended 75% or more of the meetings of the Board and the meetings of committees on which he or she served in 2023. Eleven of our sixteen directors had 100% attendance records in 2023. Of the remaining five directors, four had attendance records of at least 94%, and one had an attendance record of at least 86% at the Board meetings and meetings of committees on which they served in 2023.

The Board and its committees hold executive sessions and independent directors' sessions a minimum of four times each year in connection with their quarterly meetings, and at other times as needed.

The Company has not established a formal policy regarding director attendance at its Annual Meeting, but it encourages all directors to attend these meetings and reimburses expenses associated with attendance. All of our directors attended our Annual Meeting in 2023.

Committees of our Board

The Board maintains the following standing committees: Audit Committee, Corporate Responsibility Committee, Enterprise Risk Committee, Executive Committee, Nominating and Corporate Governance Committee and Talent Development and Compensation Committee.

The committee charters are reviewed annually by the Board of Directors and include information regarding each committee's composition, purpose, duties and responsibilities. The charters are available on our website at *www.oldnational.com* under the Investor Relations/Governance link. The number of meetings held in 2023, the current chair and membership and the key responsibilities for each committee are set forth below.

Audit Committee

Committee Members	Key Responsibilities	# of Meetings in 2023
Stephen C. Van Arsdell (Chair) Thomas L. Brown Daniel S. Hermann Ryan C. Kitchell Michael J. Small Katherine E. White	– Oversees the integrity of the Company's financial statements and its financial reporting process – Appoints and reviews the independence, qualifications and performance of the independent registered public accounting firm – Oversees the scope and results of the independent registered public accounting firm's audits and other services, if any – Oversees the Company's system of internal controls over financial reporting – Oversees the Company's internal audit function – Reviews the Company's actions in response to matters raised by the independent registered public accounting firm or internal auditors – Reviews the Company's compliance with legal and regulatory requirements in relation to financial reporting – Is responsible for the preparation of a report as required by the SEC to be included in this Proxy Statement	8

Corporate Responsibility Committee

Committee Members	Key Responsibilities	# of Meetings in 2023
Derrick J. Stewart (Chair) Kathryn J. Hayley Peter J. Henseler Ryan C. Kitchell Austin M. Ramirez Ellen A. Rudnick	– Reviews progress on corporate social responsibility of the Company – Oversees management relating to the Community Reinvestment Act and fair lending practices of the Company – Discusses with management the Company's relations with community organizations – Reviews policies and programs relating to diversity, equity and inclusion, ESG and ethics – Reviews employee and client satisfaction and engagement initiatives – Monitors company-wide volunteerism and the activities of the Old National Bank Foundation through which charitable gifts are made	4

Proxy Statement

Enterprise Risk Committee

Committee Members	Key Responsibilities	# of Meetings in 2023
Thomas L. Brown (Chair) Kathryn J. Hayley Thomas E. Salmon Michael J. Small Derrick J. Stewart Katherine E. White	– Monitors the Company's key enterprise risk categories: compliance/regulatory, credit, legal, liquidity, market, operational (including information technology and information security/cyber), reputational, strategic and talent management – Discusses with management the results of regulatory examinations – Oversees management with respect to the Company's enterprise risk management framework, policies, procedures and risk appetite – Reviews reports from management relating to the Company's credit controls and loan review processes – Monitors the Company's information technology and information security/cyber risks	5

Executive Committee

Committee Members	Key Responsibilities	# of Meetings in 2023
James C. Ryan, III (Chair) Thomas L. Brown Daniel S. Hermann Ellen A. Rudnick Rebecca S. Skillman Derrick J. Stewart Stephen C. Van Arsdell	– Reviews and recommends to the Board the annual budget as well as the multi-year strategic plan of the Company – Assesses and monitors the Company's performance against the annual and multi-year strategic plan and the annual budget – Reviews strategic direction of the Company with management – Reviews the Company's capital plan and policy and recommends to the Board dividends and any share repurchase program of the Company – Discusses corporate development and other acquisition opportunities with management	4

Nominating and Corporate Governance Committee

Committee Members	Key Responsibilities	# of Meetings in 2023
Rebecca S. Skillman (Chair) Barbara A. Boigegrain Peter J. Henseler Ryan C. Kitchell Austin M. Ramirez Ellen A. Rudnick Stephen C. Van Arsdell Katherine E. White	– Annually recommends to the Board the slate of director nominees to stand for election at our annual meeting of shareholders and assesses the independence of directors – Reviews with the Board, on an annual basis, the size, requisite skills and characteristics of Board members as well as the composition of the Board as a whole – Recruits, as needed, new directors for the Board – Leads the annual performance self-assessment of the Board and each of its committees – Oversees the annual performance evaluation of, and succession planning for, the CEO – Reviews and approves the Corporate Governance Guidelines, Insider Trading Policy and Related Party Transaction Policy – Reviews and approves the Company's stock ownership guidelines – Reviews and approves any changes to our Articles of Incorporation and By-Laws – Confirms the publication of the Company's ESG report	4

Talent Development and Compensation Committee

Committee Members	Key Responsibilities	# of Meetings in 2023
Daniel S. Hermann (Chair) Barbara A. Boigegrain Kathryn J. Hayley Peter J. Henseler Thomas E. Salmon Rebecca S. Skillman	– Annually reviews, approves and recommends to the Board for its approval the compensation of the CEO and other executive officers who report directly to the CEO – Establishes performance metrics and goals under the Company's short-term and long-term incentive compensation programs and certifies performance under these plans – Evaluates the Company's employee compensation and benefit programs as well as the competitiveness of those programs – Oversees succession planning of our executive officers (other than the CEO) – Advises the Board regarding the talent development and succession management of key executives of the Company – Establishes the terms of the Employee Stock Purchase Plan	4

Proxy Statement

Board's Role in Risk Oversight

Risk is inherent in every business and particularly for regulated financial institutions. We have organized our risk profile and enterprise risk management framework into the following risk categories: compliance/regulatory, credit, legal, liquidity, market, operational (including information technology and information security/cyber), reputational, strategic and talent management. We do not view risk in isolation, but rather consider risk as part of our ongoing consideration of business strategy and decisions. We also are mindful that risk oversight is not about eliminating all risks, but rather identifying, quantifying, managing or accepting and monitoring risks at appropriate levels to achieve customer needs and business objectives in a prudent manner.

The entire Board is involved in overseeing risk associated with the Company. The charters of our Board committees assign oversight responsibility for particular areas of risk. The Board and its committees monitor risks associated with their respective principal areas of focus through regular meetings with management and, when appropriate, outside advisors.

Our Chief Risk Officer reports each quarter to the Enterprise Risk Committee of the Board on the Company's enterprise risk management profile. Other senior officers also report quarterly to the Enterprise Risk Committee on various risks of the Company, such as market, liquidity, credit, cybersecurity and other risks. The chair of the Enterprise Risk Committee summarizes these reports at the Board's quarterly meetings.

The following is a summary of oversight responsibility for particular material areas of risk:

AUDIT COMMITTEE	ENTERPRISE RISK COMMITTEE	EXECUTIVE COMMMITTEE
Risks that raise material issues associated with accounting, financial reporting, tax and internal control over financial reporting.	Compliance/regulatory, credit, legal, liquidity, market, operational (including information technology and information security/cyber), reputational, strategic and talent management risks at the Company.	Risks associated with the Company's strategy, annual budget, capital position, operating performance, as well as acquisition opportunities.

TALENT DEVELOPMENT AND COMPENSATION COMMITTEE	CORPORATE RESPONSIBILITY COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Risks associated with the Company's compensation programs and arrangements, including cash and equity incentive plans and talent development and succession planning.	Risks associated with corporate social responsibility initiatives, employee and customer engagement, the Community Reinvestment Act, fair lending and employee and supplier diversity.	Risks associated with corporate governance generally, CEO succession planning and board and committee composition.

Board and Committee Self-Assessments

The Board of Directors and each of the Board committees conduct an annual self-assessment, which includes both a qualitative and quantitative assessment by each director. The Nominating and Corporate Governance Committee oversees these assessments. As part of this process, each director completes an annual self-assessment of the Board and the committees on which he or she serves. Each director also has the opportunity to have an individual meeting with our Lead Independent Director relating to Board or committee performance. The results of the Board self-assessments are reported to the full Board of Directors, and the results of the committee self-assessments are reported to the respective committees.

Director Education

Our Board believes that director education is an ongoing process that is essential for our directors in fulfilling their roles and providing effective oversight as members of our Board. We provide our directors with regular updates on a variety of topics relating to our Company, the financial services industry, peer and market practices, regulatory matters, executive compensation, cybersecurity and other relevant subjects.

The Chair of our Nominating and Corporate Governance Committee and our Chairman and Chief Executive Officer oversee director education at the Company, with input from all directors. Director education occurs for the full Board and for each of the Board's committees. Our education program involves presentations on relevant topics by management, outside advisors or industry experts, attendance at national or local conferences and meetings, access to board of directors and governance related portals maintained by outside advisors or industry experts and subscriptions to pertinent periodicals and other materials.

Succession Planning and Talent Development

Board Succession Planning

The Nominating and Corporate Governance Committee is responsible for regularly reviewing Board and committee composition and succession planning. The Nominating and Corporate Governance Committee reviews each director's continuation on the Board on a regular basis and annually considers upcoming retirements, director tenure and ages, the overall mix of Board experience and Board diversity. Under our Corporate Governance Guidelines, a director of the Company will no longer qualify to serve as a director effective as of the end of the term during which the director becomes 75 years of age. The Board also annually reviews the requisite skills and characteristics of our directors, as well as the composition of the Board as a whole. The annual Board assessment includes a review of the skills, experience and diversity of the Board in the context of the needs of the Board.

CEO and Senior Management Succession Planning

Among the Nominating and Corporate Governance Committee's responsibilities is to oversee CEO succession planning and leadership development opportunities for potential CEO candidates. The Board plans for succession of the CEO and reviews the succession strategy for both unplanned and planned events. As part of this process, the independent directors review the Nominating and Corporate Governance Committee's recommended CEO candidates under either a planned or unplanned scenario. The criteria used when assessing the qualifications of potential CEO successors include certain leadership, management, financial acumen, professional experience and other dimensions. The individual also must possess the skill and talent to lead the organization in a positive manner with wisdom and enthusiasm and champion the Company's culture.

Our Compensation Committee oversees succession planning and leadership development for executive management (other than the CEO, which is overseen by our Nominating and Corporate Governance Committee).

Attract, Retain and Engage Talent – Develop Leaders and Organizational Succession Planning

Our people priorities are focused on attracting, retaining and engaging talent at all levels within Old National and developing our future leaders. We continue to attract top talent, including strategic hires in priority markets, and we are increasing team member engagement through our strong culture. After bringing two legacy companies together in the Merger of Old National and First Midwest, one of our best investments of time, talent and energy as a new leadership team was to articulate our shared Mission, Vision and Values, and cascade our collective corporate culture.

In 2022, we launched a comprehensive program to bring culture shaping and leadership experiences to all people leaders. We began the program with our executive leadership team and their direct reports, and expanded the program's reach to our entire organization. This culture shaping work provided us with a foundation to build upon including defined common beliefs, common vocabulary, the "ONB way" and leadership relationship-building experiences.

As a part of the leadership experience, our senior level leaders participate in a customized 18-month program developed to equip them to be culture carriers for the organization, further educate them on strategies and key business initiatives, and increase their leadership skills and emotional intelligence. The Senior Leader Program helps prepare these top leaders for future opportunities and serves as foundational work for our talent reviews and succession planning.

Succession planning at our Company begins with an executive development review of all executive leadership team members, including discussion around career goals, aspirations and time horizons, strengths and accomplishments and areas for continued development. Executive team members assess their senior leaders for potential and readiness to accept additional roles and responsibilities, including the creation of personalized executive development plans. The executive development review results in a documented succession plan for each key leadership role that is presented to the Talent Development and Compensation Committee of our Board annually. In addition, while following a similar yet more robust process, succession planning for the CEO role is conducted in partnership with our Nominating and Corporate Governance Committee.



Related Party Transactions

Certain directors and executive officers of the Company are at present, as in the past, customers of one or more of the Company's subsidiaries and have had, and expect in the future to have, similar transactions (including loans) with these subsidiaries. In addition, some of the directors and executive officers of the Company may at present, as in the past, serve as directors, officers or principal shareholders of corporations that are customers of the Company's subsidiaries, and that have had, and expect to have, transactions with these subsidiaries. All such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

Related party transactions are evaluated on a case-by-case basis in accordance with applicable laws and regulations as well as provisions of our By-Laws, Code of Business Conduct and Ethics and Related Party Transaction Policy.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during the fiscal year ended December 31, 2023 or as of the date of this Proxy Statement is or has been an officer or employee of the Company, and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board. None of the members of the Compensation Committee had a relationship that would require disclosure under the "Certain Relationships and Related Transactions" heading of any of our filings with the SEC during the past three fiscal years.

Communications from Shareholders to Directors

The Board believes it is important that a direct and open line of communication exist between the Board and the Company's shareholders and other interested parties. As such, the Board has adopted procedures for communications to directors.

Any shareholder or other interested party who desires to contact Old National's Chairman of the Board, Lead Independent Director or the other members of the Board may do so by writing to: Board of Directors, c/o Corporate Secretary, Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705-0718. Communications received are distributed to the Chairman of the Board, the Lead Independent Director or other members of the Board, as appropriate, depending on the facts and circumstances outlined in the communication received.

Policy Regarding Consideration of Director Candidates Recommended by Shareholders

The Company's nomination procedures for directors are governed by its By-Laws. Each year the Nominating and Corporate Governance Committee makes a recommendation to the entire Board regarding a slate of nominees for election as directors. The Nominating and Corporate Governance Committee will review suggestions from shareholders regarding nominees for election as directors. All such suggestions from shareholders must be submitted in writing to the Nominating and Corporate Governance Committee at the Company's principal executive office not less than 120 days in advance of the date of the annual or special meeting of shareholders at which directors are to be elected. All written suggestions of shareholders must set forth:

- the name and address of the shareholder making the suggestion;

- the number and class of shares owned by such shareholder;

- the name, address and age of the suggested nominee for election as director;

- the nominee's principal occupation during the five years preceding the date of suggestion;

- all other information concerning the nominee as would be required to be included in the proxy statement used to solicit proxies for the election of the suggested nominee; and

- such other information as the Nominating and Corporate Governance Committee may reasonably request.

A consent of the suggested nominee to serve as a director of the Company, if elected, also must be included with the written suggestion.

Shareholder Outreach and Engagement

We value the views of our shareholders and welcome their input and feedback. Therefore, we have developed an ongoing and robust outreach and engagement process that allows us to maintain regular contact with our shareholders. Members of our executive leadership team, and periodically an independent director, meet with our largest shareholders throughout the year. Through these meetings, we seek to have conversations and to develop and strengthen relationships with our shareholders.

In 2023, we reached out to shareholders who own, in the aggregate, approximately 60% of our outstanding shares of common stock. Shareholders owning approximately 33% of our outstanding shares accepted our invitation to meet. Most of these meetings were with the corporate governance and stewardship teams at our largest institutional shareholders. Among the topics discussed at these meetings were corporate strategy, executive compensation, talent development, succession planning, corporate governance, board matters, ESG programs and activities, corporate social responsibility priorities, financial performance, corporate disclosures and other information about the Company, as well as the polices and voting guidelines of the shareholders with whom we met.

The conversations at these meetings are summarized for our Nominating and Corporate Governance Committee.

Our shareholder engagement process includes:

- Scheduled meetings with the corporate governance and stewardship teams at our largest institutional shareholders – typically in the fall of each year

- Meetings with current or proposed institutional shareholders at investor conferences

- Meetings with non-institutional shareholders

- Our annual meeting of shareholders with members of our executive management team and Board of Directors in attendance

- Disclosures in the proxy statements for our annual meetings of shareholders and in our annual reports to shareholders

- Our annual ESG report

- Our quarterly earnings calls

- Press releases and materials we file with the SEC

- Information on our website

ITEM 1 – ELECTION OF DIRECTORS

✓	The Board unanimously recommends that you vote "FOR" the election of the fifteen nominees named below as directors of the Company.

The first item to be acted upon at the Annual Meeting is the election of fifteen directors to the Board. The number of directors is set forth in our By-Laws. Each director is elected for a one-year term.

Our Board of Directors has unanimously nominated the following individuals to stand for election at this year's Annual Meeting, all of whom are currently serving as directors of the Company:

Barbara A. Boigegrain	Daniel S. Hermann	James C. Ryan, III	Derrick J. Stewart
Thomas L. Brown	Ryan C. Kitchell	Thomas E. Salmon	Stephen C. Van Arsdell
Kathryn J. Hayley	Austin M. Ramirez	Rebecca S. Skillman	Katherine E. White
Peter J. Henseler	Ellen A. Rudnick	Michael J. Small	

BOARD COMPOSITION AND EXPERIENCE

Our fifteen directors have significant and varied operational, financial, risk, technology, corporate governance, merger and acquisition, leadership and other experience, and possess a diversity of skills, perspectives, gender, race and ethnicity. The Nominating and Corporate Governance Committee is responsible, among other items, for recruiting and nominating directors for election to our Board and for assessing the qualifications and independence of our directors. The Nominating and Corporate Governance Committee also reviews with the full Board, on an annual basis, the requisite skills and characteristics of Board members, as well as the composition of the Board as a whole. Below are certain highlights of our Board of Directors, including the tenure, diversity, qualifications and experience of our directors.



20%	**33%**	**62 YEARS**
Racial/Ethnic Diversity	Gender Diversity	Average Independent Director Age

8.2 YEARS	**93%**	**80%**
Average Independent Director Tenure *Includes tenure at First Midwest*	Independent *All directors are independent other than our CEO*	Other public company experience

Each of our fifteen directors has extensive professional experience that contributes to a diversity of skills, experience, perspectives and leadership qualities on our Board of Directors. The chart below highlights certain of the skills and experience our directors possess that are important to the Company:

BANKING AND FINANCIAL INDUSTRY



Knowledge and experience in the banking and financial services industry are important to understanding our business model and strategic plan

COMPENSATION AND BENEFITS



Understanding executive compensation and employee benefits is important to understanding and evaluating our various executive compensation plans and programs

CORPORATE GOVERNANCE



Knowledge of corporate governance matters, policies and best practices assists the Board in considering and adopting appropriate corporate governance practices

MERGERS AND ACQUISITIONS



Knowledge and experience in mergers, acquisitions and other strategic partnership opportunities are important to evaluating growth opportunities

FINANCE AND ACCOUNTING



Knowledge and experience in accounting or financial reporting are important to effectively oversee the Company's financial position and condition and the accurate reporting thereof

RISK MANAGEMENT



Experience in assessing and managing business and financial risk factors is important to effectively oversee risk management and understand risks facing the Company

TECH OR IT



Experience with or oversight of technology, information security or cybersecurity is important in overseeing the security of the Company's operations and systems

DIVERSITY



Gender and racial/ethnic diversity allows for diversity of thought, experiences and perspectives and leads to better outcomes for our shareholders, team members, clients and communities

EXECUTIVE MANAGEMENT



Knowledge and experience in executive management positions assist the Board in overseeing our business activities and evaluating and overseeing our strategic plan

ENVIRONMENTAL, SOCIAL AND GOVERNANCE



Understanding environmental, social and governance matters assists the Board in overseeing the Company's non-financial risks and opportunities inherent to its day-to-day activities, as well as the Company's corporate social responsibility priorities

👤 **Represents each director who possesses the skill or attribute**

DIRECTOR DIVERSITY OBJECTIVES

The Nominating and Corporate Governance Committee believes that a diverse Board leads to better decisions and outcomes for our shareholders, team members, clients and communities. In addition to the background, skills and experience considerations highlighted above, the Nominating and Corporate Governance Committee evaluates potential directors across many dimensions, such as gender, race, ethnicity, sexual orientation, age, background and geography. The Company's Corporate Governance Guidelines require the Company to have no less than two female directors and at least one director from an ethnic minority background on the Board. In addition, any third party engaged to assist the Nominating and Corporate Governance Committee in searching for director candidates is requested to present a diverse group of candidates.

Director Diversity Matrix (As of April 5, 2024)

Total Number of Directors: **15**	**Female**	**Male**
Part I: Gender Diversity		
Directors	5	10
Part II: Demographic Background		
African American or Black	1	1
Hispanic or Latinx	–	1
White	4	8

NOMINATION PROCESS

The Nominating and Corporate Governance Committee also seeks director candidates from diverse professional backgrounds who possess a broad spectrum of experience and expertise. Directors should have an active interest in the business of the Company, possess a willingness to represent the best interests of all shareholders, be able to objectively evaluate management's and the Company's performance, possess the highest personal and professional ethics, integrity and values and be able to comprehend and advise management on complicated issues that face the Company and the Board. In addition, directors should not have any interest that would materially impair their ability to exercise independent judgment or discharge their fiduciary duties to the Company and its shareholders.

The Nominating and Corporate Governance Committee is responsible for regularly reviewing Board composition, succession planning, talent development and the broader aspects of diversity. An assessment conducted annually includes a review of the skills, experience and diversity of our directors in the context of the needs of the Board.

DIRECTOR OVERBOARDING

Our Board of Directors recognizes that directors need sufficient time to serve as effective members of the Board, to attend Board and committee meetings, to fulfill their director responsibilities and to properly represent the interests of our shareholders. Our Board also recognizes that service on boards of other companies provides valuable insights into board, governance and other corporate processes.

While we do not specify an express limit on the number of other public company boards on which our directors may serve, our Corporate Governance Guidelines require that a director must provide advance notice to the Chair of our Nominating and Corporate Governance Committee and our Chairman and Chief Executive Officer before accepting a position on another board of directors (whether at a public or private company). This allows the Chair of our Nominating and Corporate Governance Committee and our Chairman and Chief Executive Officer an opportunity to consider whether a director's proposed acceptance of a position on another board of directors will impact the director's ability to serve as a director of our Company. Our Nominating and Corporate Governance Committee considers a number of factors, including the number of other boards on which each director serves, when making its annual recommendation to our Board of Directors of our director nominees for election at our annual meeting of shareholders. None of our directors serves on more than one other public company board of directors.

INFORMATION ABOUT OUR DIRECTORS

BARBARA A. BOIGEGRAIN



Age: 66
Tenure:
- Old National: 2022
- First Midwest: 2008

Committees:
- Nominating and Corporate Governance
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Ms. Boigegrain served as the Chief Executive Officer and General Secretary of Wespath Benefits and Investments (formerly the General Board of Pension and Health Benefits of The United Methodist Church) from 1994 until her retirement in January 2022. Wespath is a pension, health and welfare benefit trustee and administrator and an institutional investment manager that is one of the largest faith-based pension funds in the United States, with $29 billion of assets under management. Wespath is a global leader in environmental, social and governance (ESG) investing and is a founding member of the Transition Pathway Initiative, a global asset-owned initiative that assesses companies' preparedness for the transition to a low carbon economy.

Prior to 1994, Ms. Boigegrain spent eleven years as a consultant with Towers Perrin and four years with KPMG LLP and Dart Industries as a manager and analyst.

Ms. Boigegrain currently serves on the board of the Iliff School of Theology and the Texas Medical Foundation. Previously, Ms. Boigegrain served as a member and chair of the boards of directors of Church Benefits Association and the Church Alliance. She is also a former member of the board of trustees of Emory & Henry College. Ms. Boigegrain was recognized as one of Crain's Chicago 2020 Notable Women Executives Over 50.

As the CEO and General Secretary of Wespath, Ms. Boigegrain has overseen its restructuring, significantly improved its performance and services and increased its assets under management. In her experience as a benefits consultant, she established the San Diego office of Towers Perrin.

Ms. Boigegrain earned a Bachelor of Arts degree in Biology and Psychology from Trinity University in 1979.

REASONS FOR NOMINATION

Through her extensive employee benefits, compensation, executive and corporate governance experience, Ms. Boigegrain brings significant leadership, business development, operations and executive management skills to our Board of Directors. She also provides valuable knowledge of financial markets, strategic growth, ESG and sustainable investing.

THOMAS L. BROWN



Age: 67
Tenure:
- Old National: 2022
- First Midwest: 2017

Committees:
- Audit
- Enterprise Risk
- Executive

EXPERIENCE AND QUALIFICATIONS

Mr. Brown served as the Senior Vice President and Chief Financial Officer of RLI Corp. (NYSE), a specialty insurer serving diverse niche property, casualty and surety markets from 2017 until his retirement on December 31, 2019. From 2011 to 2017, he served as RLI Corp.'s Vice President and Chief Financial Officer.

Previously, Mr. Brown was a partner at PricewaterhouseCoopers LLP, where he served for ten years as its Midwest Regional Financial Services Director and led teams responsible for the banking, insurance, capital markets and investment management business sectors.

Mr. Brown currently serves on the boards of directors of James River Group Holdings, Ltd. (Nasdaq) and the Chicago Shakespeare Theater. In addition, Mr. Brown serves on the board of directors of Easter Seals DuPage & Fox Valley (Illinois), and he previously served on the board of Easter Seals Central Illinois. From 2004 through 2017, Mr. Brown served on the board of trustees of Illinois Wesleyan University.

Mr. Brown earned a Bachelor of Science degree in Accounting from Illinois Wesleyan University in 1979. He is a certified public accountant.

REASONS FOR NOMINATION

With his extensive finance, accounting, risk management and financial services background, combined with the insights of the executive management team of a public company, Mr. Brown brings valuable finance, accounting, strategic planning, merger and acquisition, risk and executive management skills and experience to our Board of Directors.

KATHRYN J. HAYLEY



Age: 65
Tenure:
- Old National: 2022
- First Midwest: 2016

Committees:
- Corporate Responsibility
- Enterprise Risk
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Ms. Hayley has served as the Chief Executive Officer of Rosewood Advisory Services, LLC, a business advisory services firm, since 2015.

Previously, Ms. Hayley served as an Executive Vice President of UnitedHealthcare, a subsidiary of UnitedHealth Group, Inc. (NYSE), a position in which she served from 2012 to 2015, overseeing a number of strategic initiatives at this global healthcare company. From 2006 to 2012, she served as an executive of Aon plc (NYSE), including as Chief Executive Officer of Aon Consulting Worldwide and Aon Hewitt Consulting Americas. Prior to her service at Aon, Ms. Hayley was an information technology partner at Deloitte Consulting LLP and led the U.S. financial services practice. She also served on the board of directors of Deloitte & Touche LLP U.S.

Ms. Hayley currently serves on the board of directors of Concentrix Corporation (Nasdaq). She previously served on the boards of directors for Alight Solutions, LLC (2018-2021), Interior Logic Group, Inc. (2021-2022), Tribridge Holdings, LLC (2015-2017), as well as the advisory board of E.A. Renfroe & Company, Inc. (2016-2022).

Ms. Hayley earned a Bachelor of Science degree in Applied Computer Science from Illinois State University in 1979 and a Master of Business Administration, with concentrations in Marketing and Finance, from the Kellogg School of Management at Northwestern University in 1984.

REASONS FOR NOMINATION

Through her extensive information technology and financial services background and her broad executive management experience, as well as her employee benefits and talent management experience, Ms. Hayley provides our Board with valuable technology, strategic planning, executive management, human resources, benefits and ESG experience, as well as the insights of a former senior executive of several public companies.

Proxy Statement

PETER J. HENSELER



Age: 65
Tenure:
- Old National: 2022
- First Midwest: 2011

Committees:
- Corporate Responsibility
- Nominating and Corporate Governance
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Mr. Henseler is the Chairman of TOMY International, a wholly owned subsidiary of TOMY Company, Ltd., a global designer and marketer of toys and infant products. He rejoined TOMY International in 2017 after serving as Vice Chairman until his retirement in 2012.

Mr. Henseler previously held the position of President of TOMY International from 2011 until 2012. He was President of RC2 Corporation (Nasdaq) from 2002 to 2011, at which time TOMY Company acquired RC2. He served as RC2's Executive Vice President of Sales and Marketing from 1999 to 2002. Mr. Henseler also previously served as a director of RC2.

Prior to joining RC2, Mr. Henseler held marketing positions at McDonald's Corporation and Hasbro, Inc. In February 2018, he completed his tenure as Chairman of the Toy Industry Foundation and now serves as an executive advisor to the board. He also previously served on the board of directors of the American Toy Industry Association. Mr. Henseler currently serves on the board of directors of the Robert E Dods Family Foundation.

Mr. Henseler earned a Bachelor of Science degree in Marketing from Xavier University in 1980.

REASONS FOR NOMINATION

Mr. Henseler brings important executive management, operating and leadership skills and insights to our Board of Directors through his experience as a president of a global public company, as well as his substantial operational, brand management, marketing, risk, compensation and merger and acquisition experience.

DANIEL S. HERMANN



Age: 66
Tenure:
- **Director Since:** 2020

Committees:
- Audit
- Executive
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Mr. Hermann is the founding partner of Lechwe Holdings LLC, a family company involved in the startup of and investing in companies. He is also a founder of AmeriQual Group, LLC, where he served as CEO from 2005 to 2015. Prior to 2005, Mr. Hermann spent over 20 years at Black Beauty Coal Company. During his years at Black Beauty, he held various positions, including President and CEO. He has experience in public accounting and was a licensed Certified Public Accountant.

Mr. Hermann currently serves on the board of directors of Deaconess Health System, the premier provider of healthcare service to 26 counties in three states, including Indiana, Illinois and Kentucky. In addition, he serves as a director of General Signals, Hermann Family Foundation and Foundation for Youth. He is also a director emeritus of the Boys and Girls Club of Southern Indiana as well as past Chairman of the Evansville Catholic Foundation and past board member of Foresight Energy, LP (NYSE).

Mr. Hermann earned a Bachelor of Science Degree in Accounting from Indiana State University in 1979.

REASONS FOR NOMINATION

With over 30 years of experience as a senior executive, Mr. Hermann brings extensive business, operations, executive management, compensation, risk, merger and acquisition, finance and accounting experience to the Board, as well as public company board experience.

RYAN C. KITCHELL



Age: 50
Tenure:
• **Director Since:** 2018
Committees:
• Audit
• Corporate Responsibility
• Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Mr. Kitchell is the Chairman of the Indiana Governor's Workforce Cabinet. Previously, Mr. Kitchell served as Executive Vice President and Chief Administrative Officer of Indiana University Health from 2016 to 2019 and as Chief Financial Officer of Indiana University Health from 2012 to 2016. He served as President of IU Health Plans from 2011 to 2012 and Treasurer of Indiana University Health from 2010 to 2011.

Prior to joining Indiana University Health, he worked for Indiana Governor Mitch Daniels, first as a Public Finance Director from 2005 until 2007 and then as a Director of the Office of Management and Budget from 2007 until 2010. He also has previously served in corporate treasury and controller roles at Eli Lilly and Company (NYSE) and started his career at Prudential Capital, a subsidiary of Prudential Financial, Inc. (NYSE).

Mr. Kitchell currently serves on the boards of directors of OneAmerica Financial Partners, Help at Home Inc. and the Indiana Sports Corporation and is an advisor to Meridian Street Capital.

Mr. Kitchell earned an economics degree from Indiana University in 1996 and an MBA from the Tuck School of Business at Dartmouth University in 2002. He also has earned the Chartered Financial Analyst (CFA) designation.

REASONS FOR NOMINATION

Through his executive leadership at the largest healthcare system in Indiana, Mr. Kitchell brings to the Board executive leadership experience with a strong finance background. In addition, he brings significant public finance experience.

AUSTIN M. RAMIREZ



Age: 45
Tenure:
• **Director Since:** 2020
Committees:
• Corporate Responsibility
• Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Mr. Ramirez is the President and CEO of Husco, a global engineering and manufacturing company with over 1,500 employees worldwide. Prior to joining Husco in 2003, he was a consultant in the San Francisco office of McKinsey & Company where he specialized in corporate finance and industrial operations. From 2016 to 2017, Mr. Ramirez served as a White House Fellow on the National Economic Council in Washington D.C. In 2014, Mr. Ramirez was selected as a Young Global Leader of the World Economic Forum and is a 2018 Henry Crown Fellow at the Aspen Institute.

Mr. Ramirez joined the board of directors of The Marcus Corporation (NYSE) in 2023.

Mr. Ramirez has volunteered on a number of education-focused boards including Teach for America, the Boys and Girls Clubs, the YMCA and the United Performing Arts Fund. He is a co-founder of St. Augustine Preparatory Academy. He has also served as a director of the Greater Milwaukee Committee, Metropolitan Milwaukee Chamber of Commerce and the National Association of Manufacturers.

Mr. Ramirez graduated from the University of Virginia in 2001 with degrees in Systems Engineering and Economics and received an MBA from Stanford Graduate School of Business, where he was an Arjay Miller Scholar and a Goldman Sachs Fellow.

REASONS FOR NOMINATION

With significant experience in leading an international manufacturing company, Mr. Ramirez brings important executive management, operations, risk, compensation and financial skills to the Board of Directors. In addition, Mr. Ramirez is committed to community service and leadership development through his dedication to education, the arts and the Milwaukee community.

ELLEN A. RUDNICK



Age: 73
Tenure:
- Old National: 2022
- First Midwest: 2005

Committees:
- Corporate Responsibility
- Executive
- Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Ms. Rudnick has served at the University of Chicago Booth School of Business since 1999. She is currently a Senior Advisor for New Venture Programming and previously served as the Executive Director of the Polsky Center for Entrepreneurship and Innovation at the University of Chicago and Adjunct Professor of Entrepreneurship.

Prior to joining the University of Chicago, Ms. Rudnick served as President and Chief Executive Officer of Healthcare Knowledge Resources, President of HCIA, Chairman of Pacific Biometrics and Corporate Vice President of Baxter International, Inc. (NYSE).

She currently serves on the boards of directors of Liberty Mutual Insurance Company (since 2001) and Patterson Companies (since 2003; Nasdaq). Ms. Rudnick previously served on the board of directors of HMS Holdings, Corp. (1997-2021; Nasdaq).

Ms. Rudnick has spent over thirty years in executive management and entrepreneurial activities, primarily in the healthcare and information services industries. She serves in various leadership positions with several civic and nonprofit organizations in the Chicago metropolitan area, including having served on the board of the Northshore University Health System for over 20 years and on the board of Hyde Park Angels and currently is on the boards of directors of Chicagoland Entrepreneurship Center (1871) and Matter (a healthcare incubator) as well as the advisory committee for the Ed Kaplan Family Institute for Innovation and Tech Entrepreneurship at Illinois Tech (formerly Illinois Institute of Technology).

Ms. Rudnick earned a Bachelor of Arts degree in Italian (with a minor in Economics) from Vassar College in 1972 and a Master of Business Administration with a concentration in Finance from the University of Chicago in 1973.

REASONS FOR NOMINATION

With her extensive business background and her executive management and board experience, Ms. Rudnick brings important leadership, corporate governance, ESG, business and entrepreneurial experience to our Board of Directors.

JAMES C. RYAN, III



Age: 52
Tenure:
- **Director Since:** 2019

Committees:
- Executive

EXPERIENCE AND QUALIFICATIONS

Mr. Ryan is the Chairman and CEO of the Company. Prior to beginning his role as CEO in 2019, Mr. Ryan was Senior Executive Vice President and Chief Financial Officer of the Company from 2016 until 2019. He has also served the Company as Director of Corporate Development and Mortgage Banking, Integration Executive and Treasurer. Prior to joining Old National in 2005, Mr. Ryan held senior finance positions at Wells Fargo Home Mortgage and Old Kent Financial Corp.

Mr. Ryan currently serves on the board of directors of the American Bankers Association and the Mid-Size Bank Coalition of America. In addition, he is the Vice Chair of the Evansville Regional Business Committee and a member of the Southwest Indiana Regional Development Authority. Mr. Ryan is also the Vice Chair of Deaconess Health Systems, the premier provider of healthcare service to 51 counties in three states, including Indiana, Illinois and Kentucky. He also serves on the board of directors of the Central Indiana Corporate Partnership, Inc., the Evansville Regional Economic Partnership and Golf Gives Back.

Mr. Ryan earned a Bachelor's Degree in Business Administration from Grand Valley State University in 1994.

REASONS FOR NOMINATION

Mr. Ryan brings to the Board extensive bank executive management experience derived from working over 25 years in the banking industry. Mr. Ryan's leadership skills, extensive banking experience and knowledge of the Company and its strategy, products and services is highly valuable to the Board. Mr. Ryan also brings to the Board his ability to develop long-term strategies and find effective and efficient means to implement and communicate those strategies.

Proxy Statement

THOMAS E. SALMON



Age: 60
Tenure:
- **Director Since:** 2018
Committees:
- Enterprise Risk
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Mr. Salmon served as director, Chairman and Chief Executive Officer of Berry Global Group, Inc. (NYSE) from February 2017 until his retirement in October 2023. He previously served as Berry Global's President and Chief Operating Officer from October 2016 until his appointment as CEO, served as President of Berry's Consumer Packaging Division from November 2015 to October 2016, served as President of Berry's Rigid Closed Top Division from November 2014 to November 2015 and served as President of Berry's Engineered Materials Division from 2003 to November 2014.

In December 2023, Mr. Salmon was recognized by Plastics News as a Notable Leader in Sustainability for the plastics industry.

Prior to joining Berry Global in 2003, Mr. Salmon was General Manager for Honeywell Plastics from 2001 to 2003 and Global Sales Director for Allied Signal's Engineering Plastics and Films from 1999 to 2001. Prior to joining Honeywell and Allied Signal, Mr. Salmon held several positions at GE Plastics and GE Lighting, divisions of General Electric.

Mr. Salmon earned a Bachelor of Business Administration from Saint Bonaventure University in New York in 1985.

REASONS FOR NOMINATION

With almost 20 years of leadership experience at a Fortune 500 global manufacturer and marketer of plastic packaging products, Mr. Salmon brings extensive experience in executive management, operations, risk and finance. He also provides valuable knowledge related to public companies and has public company board experience.

REBECCA S. SKILLMAN



Age: 73
Tenure:
- **Director Since:** 2013
Committees:
- Executive
- Nominating and Corporate Governance
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Ms. Skillman was appointed as the Company's Lead Independent Director in 2016.

Ms. Skillman served as the 49th Lieutenant Governor of the State of Indiana from 2005 to 2013 where, in addition to her legislative duties as President of the Indiana Senate, she was responsible for leading the Office of Tourism Development, Energy Group and Indiana Housing and Community Development Authority. She chaired the Indiana Counter Terrorism and Security Council, the intergovernmental entity responsible for homeland security in the State of Indiana. She also served as the Secretary of Agriculture and Rural Development under the state's Department of Agriculture and Office of Rural Affairs.

Before her election as Indiana's Lieutenant Governor, Ms. Skillman served in the Indiana Senate from 1992 to 2004. She served in leadership as the Senate Majority Caucus Chairman from 2002 to 2004.

Upon leaving public office, from 2013 to 2016, Ms. Skillman served as President and CEO of Radius Indiana, an economic development partnership which represents Crawford, Daviess, Dubois, Greene, Lawrence, Martin, Orange and Washington Counties in South Central Indiana. From 2017 to 2023 she served as Chairperson of the Board of Radius Indiana.

Ms. Skillman serves as an advisor for the Bowen Center for Public Affairs at Ball State University.

Ms. Skillman earned an Associate's degree with a business concentration from Indiana Wesleyan University in 2010.

REASONS FOR NOMINATION

Through her lifelong career in public service and senior government leadership, including serving as Lt. Governor of the State of Indiana from 2005 to 2013 and serving in the Indiana Senate from 1992 to 2000, Ms. Skillman brings to the Board expertise and leadership in executive management, economic development, community involvement, governmental and political affairs and civil service.

Proxy Statement

MICHAEL J. SMALL



Age: 66
Tenure:
- Old National: 2022
- First Midwest: 2010

Committees:
- Audit
- Enterprise Risk

EXPERIENCE AND QUALIFICATIONS

Mr. Small is the Chairman and co-founder of Kognitive Networks, Inc., formerly K4 Mobility Inc., a technology developer of network management services, since August 2018.

Previously, Mr. Small served as the President and Chief Executive Officer and a director of Gogo, Inc. (Nasdaq), an airborne communications service provider, from 2010 until March 2018. Prior to joining Gogo, Mr. Small served as the Chief Executive Officer and a director of Centennial Communications Corp. (Nasdaq) from 1999 to 2009. From 1995 to 1998, Mr. Small was the Executive Vice President and Chief Financial Officer of 360 Degrees Communications Company. Prior to 1995, he held the position of President of Lynch Corporation (NYSEMKT), a diversified acquisition-oriented company with operations in telecommunications, manufacturing and transportation services.

Mr. Small is an active board member of Leadership Greater Chicago and the Gun Violence Prevention PAC. Mr. Small also serves on the Advisory Council for the Polsky Center for Entrepreneurship and Innovation at the University of Chicago.

Mr. Small earned a Bachelor of Arts degree in History from Colgate University in 1979 and a Master of Business Administration with a concentration in Finance from the University of Chicago in 1981.

REASONS FOR NOMINATION

Through his board, executive and financial experience, Mr. Small brings extensive public company, operating and executive experience to our Board of Directors, as well as strategic, financial, risk, technology and merger and acquisition experience. He also provides the perspective of a former chief executive officer of a public company.

DERRICK J. STEWART



Age: 46
Tenure:
- **Director Since:** 2015

Committees:
- Corporate Responsibility
- Enterprise Risk
- Executive

EXPERIENCE AND QUALIFICATIONS

Mr. Stewart is the Executive Vice President and Chief Operating Officer of the YMCA Retirement Fund. From 2022 until 2023, he was the Senior Vice President, Education and Communication of the YMCA Retirement Fund. From 2019 until 2022, Mr. Stewart was the President and CEO of the YMCA of Greater Indianapolis. He also served as CEO of the YMCA of Southwestern Indiana from 2009 to 2019, and in various other capacities, including Chief Development Officer and Chief Operating Officer, from 2005 to 2009.

Mr. Stewart currently serves as a member of the board of directors of Deaconess Health System and the YMCA Employee Benefits Management Committee. He is a past member of the YMCA of the USA board of directors, where he served on the Financial Development Committee and the International Committee. He is also the past chair of the YMCA of the USA Small and Midsize YMCA Cabinet. He is past President of the Board of the Evansville Regional Airport Authority and the Public Education Foundation of Evansville, past Vice President of the Evansville Christian School Board, and past member of the Regional Board of Trustees of Ivy Tech Community College, as well as the Mitch Daniels Leadership Fellowship. Mr. Stewart worked as a commercial loan officer for Old National Bank from 2004 to 2005.

Mr. Stewart is a graduate of the Indiana University Kelley School of Business in 1999 with a degree in Business and Finance.

REASONS FOR NOMINATION

Mr. Stewart brings to the Board executive management and ESG experience as well as prior banking experience as a loan officer of Old National Bank. He also brings extensive experience in managing nonprofit entities in several of the Company's significant markets. Mr. Stewart is deeply committed to supporting and encouraging the development of a healthier and more vibrant community and providing opportunities for young people from all walks of life to achieve their potential.

Proxy Statement

STEPHEN C. VAN ARSDELL



Age: 73
Tenure:
- Old National: 2022
- First Midwest: 2017

Committees:
- Audit
- Executive
- Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Mr. Van Arsdell is a former senior partner of Deloitte & Touche LLP, where he served as Chairman and Chief Executive Officer from 2010 to 2012 and as Deputy Chief Executive Officer from 2009 to 2010. Previously, he served as Deloitte's partner-in-charge of its financial services practice in the Midwest and was a member of Deloitte's board from 2003 through 2009.

Mr. Van Arsdell is a member of the Audit Committee of Brown Brothers Harriman & Co. (since 2015). He has been a member since 2019 and chair since February 2024 of the board of directors of Mueller Water Products, Inc. (NYSE), having previously chaired its Audit Committee.

Mr. Van Arsdell is a past member of the Dean's advisory council for the Gies College of Business at the University of Illinois and Past Chair of the board of directors of the University of Illinois Alumni Association.

Mr. Van Arsdell previously served as the chair of the board of trustees of the Morton Arboretum, having formerly chaired its Finance Committee, and as chair of the board of trustees of the Conservation Foundation.

Mr. Van Arsdell earned a Bachelor of Science degree in Accounting and a Master of Accounting Science degree from the University of Illinois in 1972 and 1973, respectively. He is a certified public accountant.

REASONS FOR NOMINATION

Mr. Van Arsdell brings to our Board extensive finance, accounting, and risk management experience, together with strategic and executive leadership skills developed through his senior positions with a global accounting and advisory services organization.

KATHERINE E. WHITE



Age: 57
Tenure:
- **Director Since:** 2015

Committees:
- Audit
- Enterprise Risk
- Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Ms. White is a Brigadier General in the U.S. Army National Guard currently serving as Special Assistant to the Chief, National Guard Bureau, Arlington, VA. She is also currently a Professor of Law at Wayne State University Law School in Detroit, Michigan, where she has taught full-time since 1996. Ms. White is a Regent with the University of Michigan Board of Regents, and she has served in that capacity since 1999.

From 1995 to 1996, Ms. White was a Judicial Law Clerk to the Honorable Randall R. Rader, Circuit Judge U.S. Court of Appeals for the Federal Circuit. From 2000 to 2002, she was appointed by the Secretary of Commerce to serve on the United States Patent and Trademark Office Patent Public Advisory Committee. She was also appointed by the Secretary of Agriculture to the U.S. Department of Agriculture's Plant Variety Protection Office Advisory Board, serving from 2004 to 2008, 2010 to 2012 and 2015 to 2020. From 2003 to 2014, she was a market board member at United Bank and Trust in Ann Arbor, Michigan.

Ms. White currently serves as a board member of Alta Equipment Group, Inc. (NYSE).

Ms. White received her B.S.E. Degree in Electrical Engineering and Computer Science from Princeton University, a J.D. Degree from the University of Washington, an LL.M. Degree from the George Washington University Law School and a Master's Degree in Strategic Studies from the U.S. Army War College. In addition, Ms. White is a Fulbright Senior Scholar, a White House Fellow (from 2001-2002) and a registered patent attorney.

REASONS FOR NOMINATION

Ms. White brings to the Board a long tenure in senior positions in the U.S. government and military serving advisory and operational roles, as well as her public company board experience and her ESG experience.

Proxy Statement

DIRECTOR COMPENSATION

The Nominating and Corporate Governance Committee annually reviews and recommends to our Board of Directors compensation for our non-employee directors. No director compensation is paid to directors who also are employees of the Company. In connection with this recommendation, the Nominating and Corporate Governance Committee reviews peer group director compensation data prepared by, and receives advice from, WTW. The Committee seeks to establish Board compensation that will (i) attract and retain qualified individuals to serve as members of our Board of Directors, (ii) align director interests with shareholder interests and (iii) provide director compensation that is competitive with market practices and the Company's peer group.

2023 Director Compensation

We pay director compensation in cash and fully-vested common stock only to our non-employee directors. Directors who meet our stock ownership guidelines may elect to receive the stock component of their director compensation in cash. In 2023, the components of our director compensation were as follows:

Director Compensation	2023
Annual Cash Retainer	$ 60,000
Annual Stock Grant	$ 100,000
Lead Independent Director Additional Retainer	$ 35,000

Committee Compensation	Member Fee	Chair Fee
Audit	$ 10,000	20,000
Enterprise Risk	$ 8,500	13,500
Compensation	$ 8,500	13,500
Nominating and Corporate Governance	$ 7,500	12,500
Corporate Responsibility	$ 7,500	12,500
Executive	$ 7,500	NA*
Stock Ownership Guidelines		5x Annual Cash Retainer

*In 2023, the Executive Committee was chaired by Mr. Scudder, who served as Executive Chairman of the Company. Only non-employee directors are entitled to compensation as directors or committee members.

Deferred Compensation Plan

We maintain a non-qualified deferred compensation plan for our non-employee directors. A director may defer up to 100% of his or her cash and/or equity compensation pursuant to the plan. We credit a director's plan account with earnings based on the hypothetical earnings of an investment fund consisting of Company common stock, the return on a recognized market index selected by the Compensation Committee, or a combination of the two, as elected by the director.

All amounts paid under the plan are paid from our general assets and are subject to the claims of our creditors. In most circumstances, deferred amounts are not distributed to the director until after completion of his or her service to the Company. In general, the director may elect to receive his or her plan benefits in a lump sum or in annual installments over two to ten years.

The following table provides information concerning the director compensation that we paid to our non-employee directors in 2023:

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	Total
Barbara A. Boigegrain	$ 176,000	—	—	$ 176,000
Thomas L. Brown	$ 199,500	—	$ 1,410	$ 200,910
Kathryn J. Hayley	$ 184,500	—	—	$ 184,500
Peter J. Henseler	$ 83,503	$ 99,997	$ 29,347	$ 212,847
Daniel S. Hermann	$ 39,508	$159,992	—	$ 199,500
Ryan C. Kitchell	$ 185,000	—	—	$ 185,000
Austin M. Ramirez	$ 75,003	$ 99,997	—	$ 175,000
Ellen A. Rudnick	$ 82,503	$ 99,997	—	$ 182,500
Thomas E. Salmon	$ 177,000	—	—	$ 177,000
Rebecca S. Skillman	$ 131,003	$ 99,997	—	$ 231,000
Michael J. Small	$ 178,500	—	—	$ 178,500
Derrick J. Stewart	$ 146,002	$ 49,998	—	$ 196,000
Stephen C. Van Arsdell	$ 205,000	—	$ 19,511	$ 224,511
Katherine E. White	$ 186,000	—	—	$ 186,000

(1) Includes amounts paid in annual cash retainers, committee member retainers, committee chair retainers and lead independent director retainer.

(2) Amounts represent the aggregate grant date fair value of common stock, calculated in accordance with FASB ASC Topic 718.

(3) Directors who meet our stock ownership guidelines may elect to receive the amount of their annual stock grant in cash.

Proxy Statement

INFORMATION REGARDING BENEFICIAL OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth information concerning the beneficial ownership of the shares of our common stock and our depositary shares (each representing a 1/40th interest in a share of either our Series A or Series C preferred stock) as of March 20, 2024, the Record Date for the Annual Meeting, of each director and Named Executive Officer and all directors and executive officers as a group. Except as described below, each person has sole voting and investment power for all shares shown. Unless otherwise indicated, the address of each beneficial owner is c/o Old National Bancorp, One Main Street, Evansville, Indiana 47708.

For common stock, we calculated the percent of outstanding shares held based on 293,382,613 shares of our common stock outstanding on the Record Date. We include shares of restricted stock subject to future vesting conditions for which an individual has voting but not dispositive power. We also include shares underlying performance share units that could be earned within 60 days of the Record Date, even though an individual has neither voting nor dispositive power over these units. Those shares of restricted stock and those shares underlying performance share units are deemed to be outstanding and beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. For our depositary shares, we calculated the percent of class based on 4,900,000 depositary shares outstanding on the Record Date.

Name of Person	Number of Depositary Shares	Percent of Class	Number of Common Shares/Units (1)(2)(3)(4)	Percent of Class
Barbara A. Boigegrain	—	*	58,286	*
Thomas L. Brown	—	*	36,684	*
Brendon B. Falconer	—	*	138,087	*
Kathryn J. Hayley	12,000	*	33,572	*
Peter J. Henseler	4,000	*	48,828	*
Daniel S. Hermann	—	*	46,343	*
Ryan C. Kitchell	—	*	47,381	*
Austin M. Ramirez	—	*	21,658	*
Ellen A. Rudnick	3,000	*	58,047	*
James C. Ryan, III	—	*	710,043	*
Thomas E. Salmon	—	*	36,538	*
Mark G. Sander	3,000	*	411,863	*
James A. Sandgren	—	*	347,585	*
Michael L. Scudder	4,000	*	366,119	*
Rebecca S. Skillman	—	*	41,033	*
Michael J. Small	—	*	36,105	*
Derrick J. Stewart	—	*	32,659	*
Stephen C. Van Arsdell	2,000	*	40,963	*
Kendra L. Vanzo	—	*	148,960	*
Katherine E. White	—	*	20,382	*
Directors and Executive Officers as a Group (26 persons)	31,500	0.65 %	3,160,924	1.07 %

* Less than 1%

(1) All shares held under our deferred compensation plans are included in the totals for our directors and officers.

(2) Includes the following shares of common stock held through the Company's 401(k) Plan: Mr. Ryan, 1,675 shares; Mr. Sander, 491 shares; Mr. Sandgren, 6,819 shares; and Ms. Vanzo, 6,341 shares.

(3) Includes the following shares of restricted stock subject to future vesting conditions for which the individual has voting but not dispositive power: Mr. Falconer, 56,260 shares; Mr. Ryan, 118,371 shares; Mr. Sander, 77,275 shares; Mr. Sandgren, 56,588 shares; Mr. Scudder, 169,455 shares; and Ms. Vanzo, 29,726 shares.

(4) Excludes the following shares underlying performance share units and service-based restricted stock that would not vest within 60 days of the Record Date under the terms of the applicable award agreements and therefore are not included in the table: Mr. Falconer, 60,446 shares; Mr. Ryan, 314,879 shares; Mr. Sander, 84,938 shares; Mr. Sandgren, 59,793 shares; Mr. Scudder, 283,390 shares; and Ms. Vanzo, 31,277 shares.

The following table and accompanying footnotes set forth information concerning the beneficial ownership of the shares of common stock of the Company of each person or entity known by us to own beneficially more than 5% of our outstanding shares of Common Stock as of December 31, 2023.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	36,180,143 [1]	12.40 %
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	31,199,889 [2]	10.66 %
Fuller & Thaler Asset Management, Inc. 411 Borel Avenue, Suite 300 San Mateo, CA 64402	19,589,011 [3]	6.69 %

(1)   Ownership based on the Schedule 13G/A filed by BlackRock, Inc. on January 23, 2024, reporting 36,180,143 shares beneficially owned, with sole voting power over 35,487,735 shares and sole dispositive power over 36,180,143 shares.

(2)   Ownership based on the Schedule 13G/A filed by The Vanguard Group on February 13, 2024, reporting 31,199,889 shares beneficially owned, with shared voting power over 250,801 shares, sole dispositive power over 30,639,010 shares and shared dispositive power over 560,879 shares.

(3)   Ownership based on the Schedule 13G/A filed by Fuller & Thaler Asset Management, Inc. on February 12, 2024, reporting 19,589,011 shares beneficially owned, with sole voting power over 19,220,754 shares and sole dispositive power over 19,589,011 shares.

Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our executive compensation philosophy and program as established by our Compensation Committee. Below is a roadmap to our Compensation Discussion and Analysis.

Proxy Statement

① EXECUTIVE SUMMARY

This Compensation Discussion and Analysis provides information and perspective regarding our 2023 executive compensation program and decisions for our executive officers generally and, more specifically, for our CEO and other named executive officers.

The following individuals served as our named executive officers ("NEOs") for the fiscal year ended December 31, 2023:








James C. Ryan, III	**Michael L. Scudder**	**Mark G. Sander**	**James A. Sandgren**	**Brendon B. Falconer**	**Kendra L. Vanzo**
Chairman and Chief Executive Officer	Executive Chairman	President and Chief Operating Officer	CEO, Commercial Banking	Chief Financial Officer (on leave, eff. 4/1/24)	Chief Administrative Officer

Effective April 1, 2024, our Board appointed John V. Moran, IV, our Executive Vice President and Chief Strategy Officer, as Interim Chief Financial Officer of the Company. He also will serve as Chief Financial Officer of Old National Bank, the Company's principal subsidiary. These appointments followed the decision of the Company to place Brendon B. Falconer, Senior Executive Vice President and Chief Financial Officer of the Company, on leave effective April 1, 2024 after the Company became aware of criminal charges filed against Mr. Falconer involving a personal matter unrelated to the Company.

Additional information relating to Mr. Moran was included in the Company's Current Report on Form 8-K filed with the SEC on April 1, 2024.

Our Approach to Executive Compensation

We seek to align the interests of our NEOs with the interests of our shareholders. As such, our compensation programs are designed to reward our NEOs for the achievement of short- and long-term strategic and operational goals and the achievement of increased total shareholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. Our NEOs' total compensation is comprised of a mix of base salary, annual cash incentive awards and long-term equity awards. These compensation components, combined with our stock ownership guidelines and clawback policy, extend the time horizon for incentive compensation beyond the vesting and/or performance periods and provide balance between rewarding short-term and long-term performance.

2023 Performance Highlights

The Company delivered exceptionally strong operating results in 2023, with record performance for several metrics, as reflected by the following highlights:

- Record adjusted EPS* of $2.05 (5% year-over-year growth, which represents the top quartile of the KRX Index)

- Record adjusted net income* of $599 million (11% year-over-year growth, which represents the top quartile of the KRX Index)

- Record adjusted ROATCE* of 21.3% (top decile of the KRX Index)

- Record adjusted efficiency ratio* of 50.4% (top quartile of the KRX Index)

- Strong adjusted ROAA* of 1.28% (top quartile of the KRX Index)

- Strong year-over-year growth in tangible book value per share of 17% (top quartile of the KRX Index)

- Strong year-over-year total loan growth of 6% (when the Company's loan sales are excluded, within the top quartile of the KRX Index)

- Continued strong credit discipline and credit quality, with net charge-offs** to average loans of 0.10%

- Maintained our peer leading high quality, low cost and granular deposit base, with year-over-year core deposit growth of over 6% (top quartile of the KRX Index), average cost of deposits of 135 bps in 2023 (also top quartile of the KRX Index) and approximately 75% of core deposit tenures of greater than 5 years

- Continued addition of important revenue-producing talent across business lines

- Continued commitment to our core values, our uncompromised integrity and highest levels of ethics, dedication to the communities where we live and work and focus on our strong culture of collaboration, trust, inclusiveness and acceptance that empowers team members to flourish and be successful

*Includes adjusted, non-GAAP financial measures that exclude certain items, such as CECL Day 1 non-PCD loans provision expense, merger-related charges associated with completed and pending acquisitions, gain on sale of Visa Class B restricted shares, FDIC special assessment expense, gain on sale of health savings accounts, contract termination charges, property optimization charges, net securities losses and expenses related to the tragic April 10, 2023 event at our downtown Louisville location. The equivalent GAAP measures for the non-GAAP measures referenced above are: EPS $1.94; Net Income: $566 million; ROATCE: 20.2%; ROAA: 1.21%; and Efficiency Ratio: 53.7%. Reference is made to the non-GAAP reconciliation included in the Company's January 23, 2024 press release reporting its financial results for its 2023 fourth quarter and full year, which was included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on January 23, 2024.

**Excludes PCD loans.



Old National's 2023 Performance Compared to KRX Index

1. Core metrics as defined by S&P Global IQ Pro

COMPENSATION DISCUSSION AND ANALYSIS

Completion of Partnership with CapStar Bank

In October of 2023, we announced our partnership with CapStar Bank. This partnership includes 23 banking centers located in Nashville, Chattanooga and Knoxville, Tennessee, as well as in Asheville, North Carolina. As of December 31, 2023, CapStar had approximately $3.1 billion of total assets, $2.3 billion of total loans and $2.7 billion of deposits. We received regulatory approvals for this transaction within two months of filing our applications and completed this acquisition on April 1, 2024.

2023 Reflected Pay For Performance Alignment

The Company delivered exceptional and, in several cases, record 2023 operating performance, which will position the Company to continue to deliver strong financial results. These achievements are reflected in short-term incentive compensation payouts for the year, demonstrating our ongoing commitment to pay for performance.

- Our record EPS performance for 2023 resulted in short-term incentives being earned at the maximum performance level. See "*Annual Incentive Compensation Program*" beginning on page 56.

- In 2023, we granted performance share units to our NEOs with a three-year performance period ending on December 31, 2025. These awards may be earned based on the Company's TSR and ROATCE relative to the performance of the banks in the KRX Index. We also granted service-based restricted stock awards to our NEOs with a three-year vesting period ending in March 2026. See "*Long-Term Equity Compensation (Performance Share Units and Restricted Stock)*" beginning on page 59.

Shareholder Say-On-Pay-Vote in 2023

Our shareholders have the opportunity at each Annual Meeting to provide an advisory vote on the compensation paid to our NEOs, more commonly referred to as a say-on-pay vote. At our 2023 Annual Meeting, approximately 91% of the votes cast by our shareholders were voted in favor of the compensation paid to our NEOs. This result affirmed that a significant majority of our shareholders support our approach to executive compensation. In addition, input from our shareholder engagement meetings continues to inform the Compensation Committee on executive compensation.

Retirement of Mr. Scudder in 2024

As planned, Mr. Scudder retired from our Board of Directors, as Executive Chairman and as Chairman of our Executive Committee, on January 31, 2024. He will remain with the Company as a non-executive employee through February 15, 2025 in accordance with the letter agreement between the Company and Mr. Scudder entered into in connection with the Merger with First Midwest.

.

Proxy Statement

2 OUR EXECUTIVE COMPENSATION PHILOSOPHY

Through our compensation program for executive officers, we strive to attract and retain outstanding leaders in a highly competitive environment, to provide financial incentives to achieve performance goals established by our Compensation Committee, to align our officers' interests with the long-term interests of our shareholders and to foster teamwork among our executives.

The Compensation Committee believes that the primary components of each executive officer's compensation should be a competitive base salary and incentive compensation that rewards the achievement of both annual and long-term performance goals. In addition, the Compensation Committee believes stock ownership is an important component of executive compensation. Thus, equity-based awards represent a significant element of each executive officer's target compensation.

The Compensation Committee continues to base our programs on a belief that strong operating performance and effective risk management are reflected in earnings per share growth and long-term stock price appreciation. It is with this philosophy in mind that the Compensation Committee established performance metrics and goals for 2023. Amounts realized or realizable under previously granted equity-based awards did not influence the Compensation Committee's decisions.

Compensation Best Practices

Our compensation programs are grounded in the Company's compensation governance framework and overall pay-for-performance philosophy, as demonstrated by the following practices:

COMPANY'S COMPENSATION PROGRAM – BEST PRACTICES IMPLEMENTED

✓ **Long-Term Performance Based Compensation** We award a significant portion of our incentive compensation in the form of long-term performance share units, which are earned upon the achievement of specific goals for a three-year performance period. In this way, we strongly align our NEOs' incentives with the long-term interests of our shareholders.	✓ **Compensation Risk Assessment** Our Compensation Committee oversees the ongoing evaluation of the relationship between our compensation programs and risk management. The Committee annually reviews with our Chief Risk Officer the risks associated with executive compensation.
✓ **No Changes to Performance Goals Once Established** Our Compensation Committee does not alter the performance goals for our incentive compensation programs once the goals have been established.	✓ **Stock Ownership Guidelines** Our NEOs are required to own from three to five times their base salary in stock depending upon their position with the Company and/or their salary level.
✓ **A Well-Informed Compensation Committee** Our Compensation Committee is knowledgeable about the compensation that is available to our NEOs. The Committee is highly engaged and receives regular updates on market practices, regulatory and legal developments and emerging governance considerations from WTW, the Committee's independent compensation consultant.	✓ **Internal Pay Equity** We consider a person's responsibilities, skill set, track record of performance, leadership capabilities and other factors in relation to other similarly situated executives, as well as comparative market data, when making compensation determinations.
✓ **No Gross-Ups** Our employment agreements do not provide for any tax gross-ups on severance benefits, perquisites or other benefit programs.	✓ **Independent Compensation Consultant** The Compensation Committee engages an independent consultant (WTW) when determining executive compensation.

✓ **Annual Shareholder Advisory Vote**
Each year, shareholders provide an advisory say-on-pay vote. Our Compensation Committee considers the results of this vote when making compensation decisions for our executives.

✓ **Three-Year Vesting Periods for Equity Awards**
Our equity awards have a period of not less than three years for full vesting to occur, subject to certain limited exceptions.

✓ **Double Trigger upon a Change in Control**
We require both a change in control and a qualifying employment termination for enhanced change in control severance amounts to be paid and for accelerated vesting of equity awards.

✓ **Performance Share Units Based on Relative Performance**
Our performance share unit awards are based on the performance relative to other banks in the KRX Index. This reinforces a strong relationship between our relative performance and the relative competitiveness of our executives' compensation.

✓ **No Liberal Share Recycling**
Our incentive compensation plan under which equity awards are granted to our executives does not permit liberal recycling of shares.

✓ **Restrictive Covenants**
Our NEOs are required to comply with confidentiality and non-solicitation covenants and, for certain officers, non-competition covenants.

✓ **Clawback Policy**
We have a clawback policy that complies with the new SEC and Nasdaq rules providing for recovery of bonuses and other incentive-based compensation received by executive officers over a prior three-year lookback period in the event there is a required restatement of the Company's financial results due to material non-compliance with its financial reporting requirements.

✓ **Responsible Employee Ownership**
We prohibit employees, including our NEOs, from engaging in any short-term, speculative transactions with respect to Company securities, including purchasing securities on margin, engaging in short sales, buying or selling put or call options and trading in options. We also prohibit our NEOs and other executive officers from participating in hedging or pledging transactions.

Compensation Governance

The Compensation Committee of the Board is currently composed of six non-employee directors, each of whom is independent from management and the Company (as independence is defined under SEC and Nasdaq requirements and the Company's Corporate Governance Guidelines). No Compensation Committee member is eligible to participate in any management compensation program or receives any compensation from the Company other than Board and committee fees.

Role of Compensation Consultant in Compensation Decisions

The Compensation Committee has the authority to engage independent compensation consultants to advise it on all aspects of the compensation programs for our executive officers. For 2023, the Compensation Committee retained WTW as its compensation consultant to provide comparative data, analysis and advice regarding executive compensation.

In providing input to the Compensation Committee, WTW uses data from publicly filed documents as well as data from its market surveys. The market surveys include a broader range of companies and do not provide individual company-specific information. The Compensation Committee uses this peer and survey data as a general reference and is among several factors considered when it made compensation decisions for our CEO and other NEOs in 2023. Decisions regarding 2023 compensation for our Executive Chairman (who is also an NEO) were made in connection with his letter agreement entered into in connection with the Merger and discussed in the proxy statement relating to our special meeting of shareholders at which the Merger was approved by shareholders in September 2021.

To the extent that WTW's services involve director compensation, those services are overseen by the Nominating and Corporate Governance Committee, which is responsible for reviewing and making recommendations to the Board of Directors regarding director compensation.

Role of Executive Officers in Compensation Decisions

Our Compensation Committee approves and recommends to our Board for approval, the compensation of our CEO and each of our executive officers who reports to the CEO. Our CEO annually reviews with the Compensation Committee the performance of each of our executive officers who report to him and the annual compensation earned by each of these executive officers for the year just completed, and makes recommendations to the Compensation Committee for the compensation of these officers for the current year (including base salary, annual incentive compensation and long-term equity awards). The Compensation Committee considers the recommendations of the CEO, as well as peer and market data provided by WTW, in determining and recommending to the Board for approval, the base salary, annual incentive compensation and long-term equity awards for each of the executive officers who report to the CEO.

CEO Performance Review and Pay Decisions

Our CEO's annual performance review is overseen by our Nominating and Corporate Governance Committee and led by our Lead Independent Director, with input provided by the entire Board of Directors. Our Compensation Committee reviews the CEO's performance and incentive compensation earned for the year just completed. The Committee also compares our CEO's compensation to peer and market data, reviews this compensation with WTW and makes a recommendation to the Board with respect to the CEO's compensation for the current year. The CEO is not involved in the final determination regarding his own compensation, and all decisions with respect to the CEO's compensation are made in executive sessions of the Compensation Committee and the Board, without the CEO present.

Scope of Compensation Committee Responsibilities

Our Compensation Committee is responsible for annually reviewing, approving and recommending to the Board of Directors for the Board's approval all elements of the compensation of our CEO and other executive officers who report directly to the CEO. The Compensation Committee's decisions with respect to determining the components or amounts of executive compensation under the Company's programs are made with input and advice from WTW.

The Compensation Committee also is responsible for reviewing the Company's employee benefit programs, including reviewing the competitiveness of those programs, and for advising our Board regarding the talent development and succession management of key executives of the Company other than the CEO (the Nominating and Corporate Governance Committee oversees succession planning for our CEO).

A copy of our Compensation Committee's charter is available on our website.

Compensation Committee Procedures

The Compensation Committee considers information provided by WTW, including peer group and market data as well as best practices, as a baseline for determining the structure of compensation programs, targeted total compensation opportunities, the components of compensation and the relative weighting of each as well as the performance metrics and goals used in our incentive programs. Market surveys are used to assist in setting compensation for the CEO and other executive officers.

The Committee seeks to establish total compensation opportunities for each role at approximately the median of the Company's peer group. The ability to earn median pay depends on performance being achieved at target levels or greater. The Compensation Committee also seeks to allocate compensation opportunities across base salary, annual incentives and long-term incentives in proportions that reflect peer group practices.

On an annual basis, the Compensation Committee reviews its relationship with WTW. In 2023, consistent with prior years, the Committee concluded that WTW was independent and free of any conflicts of interest with respect to the advice it provided to the Compensation Committee and, with respect to director compensation, the Nominating and Corporate Governance Committee.

2023 Peer Group

Each year, the Compensation Committee selects a peer group of publicly traded financial services companies to be used in determining the structure and amount of compensation opportunities, as well as for comparing the Company's performance relative to the marketplace. The peer group includes a broad representation of bank holding companies with asset sizes that are comparable to the Company's and that have relatively similar business models. The Compensation Committee determines the peer group based on input from WTW and management of the Company. The Compensation Committee then considers peer group data, among other factors, when making its compensation decisions.

The composition of the peer group is reviewed annually and may be updated from year to year to take into account mergers, acquisitions and other changes that make a company appropriate for inclusion. The Compensation Committee has discretion to remove companies from the peer group if the companies' asset sizes, business models or other factors are deemed to be outside a range of relevance to the Company and the other institutions in the group. The Committee may also add or replace companies when appropriate.

Our 2023 peer group consisted of the following companies, with asset sizes ranging from $36 billion to $87 billion and a median asset size of $56 billion (the Company's asset size is currently approximately $52 billion):

• Associated Banc-Corp	• F.N.B. Corporation	• Webster Financial Corporation
• BOK Financial Corporation	• Hancock Whitney Corporation	• Western Alliance Bancorporation
• Cadence Bank	• Pinnacle Financial Partners, Inc.	• Wintrust Financial Corporation
• Columbia Banking System, Inc.	• Synovus Financial Corp.	• Zions Bancorporation
• Comerica Incorporated	• UMB Financial Corporation	
• First Horizon Corporation	• Valley National Bancorp	

Proxy Statement

3 2023 COMPENSATION PROGRAM

In making its recommendations regarding executive officer compensation for 2023, WTW reviewed the compensation practices and performance of the companies in our peer group, as well as market data, and discussed our performance and strategic objectives with the Compensation Committee, our CEO, our Chief Financial Officer and our Chief People Officer. In the first quarter of 2023, the Compensation Committee reviewed our executive compensation structure, its competitiveness relative to our peer group, market data and the alignment of our executive pay with the Company's projected performance.

Similar to 2022 compensation, in establishing 2023 compensation opportunities, the Compensation Committee continued to consider that executive officers' compensation opportunities should be aligned with the size of the Company, which almost doubled in size as a result of the Merger, as well as the increased scope of responsibilities associated with leading a significantly larger company. The Committee considered the following factors, among others, when setting 2023 compensation for our CEO and the other NEOs:

- The compensation levels of comparable executive officers in our peer group, when this information was available, and market data for comparable positions;

- Providing a mix of base salary and annual incentives and long-term equity incentives to align our executive officers' compensation with the market;

- Our targeted financial and strategic performance objectives for 2023.

Components of Our Executive Compensation Program

The three principal components of our executive compensation program, which is intended to enable the Company to attract and retain the best leadership talent available, to motivate performance against a range of key objectives and to align our executives' interests with those of our shareholders, include:

- Base salary;

- Annual cash incentive compensation; and

- Long-term equity compensation, delivered via both performance- and service-based equity awards.

At-risk compensation represented approximately 79% of our CEO's target total direct compensation in 2023 and approximately 70% of our other NEOs' target total direct compensation in 2023, as shown in the following charts:


CEO
20.6%
Base Salary
79%
At-Risk Compensation
53.6%
Long-term Equity
25.8%
Annual Incentive
ALL OTHER NEOs (Average)
43.0%
Long-term Equity
29.9%
Base Salary
70%
At-Risk Compensation
27.1%
Annual Incentive

In general, we strive to set the proportions of each component in a way that aligns with similar roles at companies in our peer group or other market comparable companies (assuming the achievement of target performance levels). For 2023, Mr. Ryan's total direct compensation (at target) was $5.6 million. Median total direct compensation (at target) for the CEOs in our peer group was $5.5 million at the time Mr. Ryan's 2023 compensation was set.

In 2023, the only elements of our executive officers' compensation that we paid in cash were base salary and a portion of each executive officer's annual incentive compensation. In structuring our long-term incentive opportunities for our CEO and the other NEOs in 2023, we emphasized the use of performance-based equity awards with at least 50% of the grant date value of long-term incentives delivered in performance share units.

Proxy Statement

Detailed in the following table are the three core elements of our 2023 executive compensation program:

COMPONENT / **KEY FEATURES**

FIXED

Base Salary

Fixed compensation for performing the responsibilities associated with an executive's position

- Set with reference to scope of role, individual skills and experience and demonstrated performance
- Informed by peer and market data for similar positions, generally targeted at median
- Reviewed annually with changes effective in March of each year

AT-RISK COMPENSATION

Annual Incentive Compensation

Rewards short-term financial and operational performance

- Variable, at-risk incentive compensation
- Target value aligned to peer and market data for similar positions
- No award for performance below threshold; 50% of target value is paid for threshold performance; maximum award is capped at 200% of target
- Target opportunities expressed as a percentage of base salary:

2023 NEOs	2023 Target
CEO	125%
Executive Chairman[1]	90% of CEO Target
President and COO	85%
CEO, Commercial Banking	85%
CFO	80%
Chief Administrative Officer	65%

- 2023 awards were based on adjusted EPS with pre-determined formulaic modifiers for relative deposit cost and deposit growth versus banks in the KRX Index

Long-Term Equity Compensation

Aligns executive interests with those of our shareholders over the long-term, motivates sustained shareholder returns and shareholder value, as well as retention of critical talent

- Awarded as a combination of performance share units and service-based restricted stock awards
- Used peer group and market data when considering mix of performance and service-based awards:

	2023 Equity Mix	
2023 NEOs	Performance-Based	Service-Based
CEO and Executive Chairman[1]	60%	40%
All Other NEOs	50%	50%

- Target value based on peer and market data for similar positions
- For performance share units, no shares are earned for performance below threshold; 50% of shares are paid for threshold performance; maximum award is capped at 200% of target
- Target opportunities expressed as a percentage of base salary:

2023 NEOs	2023 Target
CEO	260%
Executive Chairman[1]	90% of CEO Target
President and COO	130%
CEO Commercial Banking	110%
CFO	120%
Chief Administrative Officer	80%

- Performance share units are based on three-year TSR (50%) and ROATCE (50%), with both metrics measured relative to the performance of banks in the KRX Index
- Service-based restricted stock vests in three equal installments over three years

1. *Mr. Scudder retired from our Board and as Executive Chairman of the Company on January 31, 2024. His 2023 short- and long-term target opportunities were set at 90% of the CEO's target opportunities in accordance with his letter agreement, as contemplated by the Merger with First Midwest. Mr. Scudder will remain with the Company as a non-executive employee and receive compensation under the letter agreement through February 15, 2025.*

The following metrics for our incentive compensation programs were selected given their alignment to short- and long-term value creation and our areas of strategic focus. We also selected these metrics because they are the foundation of what we believe is a responsible incentive program that rewards performance without encouraging excessive risks. In addition, these metrics are commonly used by shareholders and the investment community to evaluate a financial institution's performance. The determination of whether the performance goal for each metric is achieved is based on the audited financial results of the Company.

ONE-YEAR PERFORMANCE MEASURE FOR ANNUAL INCENTIVE COMPENSATION	WHY IT MATTERS
Adjusted EPS	Reflects the overall profitability of the Company for a given year; encourages management to continue to focus on near-term operating performance.
Relative deposit cost and deposit growth (pre-determined formulaic upward or downward modifiers)	Encourages management to continue to build and maintain the Company's high-quality, low-cost core deposit base, which is a significant driver of strong fundamental financial performance, including growth in EPS, ROATCE and tangible book value. Measurement of the Company's deposit cost and year-over-year deposit growth on a relative basis compared to the banks in the KRX Index assesses the Company's performance against a broad market of comparable companies.

THREE-YEAR PERFORMANCE MEASURES FOR LONG-TERM EQUITY COMPENSATION	WHY IT MATTERS
Relative TSR (50% weighting)	Reflects long-term shareholder value creation; measurement over a three-year period on a relative basis compared to the banks in the KRX Index assesses our success of multi-year share performance and dividend payments against a broad market of comparable companies.
Relative ROATCE (50% weighting)	Aligns with long-term shareholder value creation; correlates to higher valuations for common stock of publicly traded bank holding companies; measurement over a three-year period on a relative basis compared to the performance of the banks in the KRX Index assesses our success of multi-year operational performance against the banks in a broad market of comparable companies.

CEO Pay

Mr. Ryan became the CEO of the Company in 2019. Since that time, the Company has more than doubled in size. As such, Mr. Ryan's annual total compensation has increased to reflect the expanded scope of his responsibilities at a significantly larger organization, as well as to reflect comparability with the compensation of CEOs of companies in our peer group. Mr. Ryan's 2022 compensation included a one-time, performance-based equity integration award issued in connection with the Merger with First Midwest, which was explained in our proxy statement relating to our 2023 annual meeting of shareholders.

Proxy Statement

Base Salary

Base salary is the only component of compensation that is not subject to the achievement of performance or vesting criteria. Base salary is designed to provide a fixed level of cash compensation for effectively performing the responsibilities associated with an executive's position. We establish base salary ranges for each position based on the ranges for similar positions at peer group companies and other market data provided by WTW. In general, we target base salaries at approximately the median of our peer group, when this information is available, or relevant market data. We review base salaries annually and adjust them in March of each year taking into account such factors as peer or market data, changes in duties and responsibilities, individual skills and experience and demonstrated individual performance.

In determining Mr. Ryan's 2023 base salary, the Compensation Committee considered, among other factors, Mr. Ryan's leadership skills, financial acumen, strategic insights, leadership role in achieving the strong financial results at the Company and the base salaries of CEOs at companies in our peer group.

Mr. Scudder's base salary for 2023 was set at 90% of Mr. Ryan's base salary, in accordance with the terms of Mr. Scudder's letter agreement, as contemplated by the Merger with First Midwest. Mr. Scudder will be employed by the Company under his letter agreement through February 15, 2025.

In determining the respective 2023 base salaries of Messrs. Sander, Sandgren, Falconer and Ms. Vanzo, which were based on recommendations made by Mr. Ryan, the Compensation Committee considered, among other factors, their leadership skills, their respective roles in achieving the financial results of the Company, the base salaries of executives with comparable responsibilities at companies in our peer group and relevant market data.

The 2023 base salaries as determined by the Compensation Committee and approved by our Board were as follows:

Named Executive Officer	2023 Base Salary*
James C. Ryan, III	$ 1,155,000
Michael L. Scudder	$ 1,039,500
Mark G. Sander	$ 750,000
James A. Sandgren	$ 625,000
Brendon B. Falconer	$ 600,000
Kendra L. Vanzo	$ 450,000

* 2023 base salaries became effective in March 2023

Annual Incentive Compensation Program

Overview. Each year, the Compensation Committee selects the annual cash incentive compensation metrics, performance goals and weightings based on the following strategic objectives:

- Link pay with corporate performance;

- Emphasize the overall profitability of the Company;

- Incentivize continued profitable loan growth, with a sustained emphasis on credit quality; and

- Continue to grow deposits and maintain a strong, low-cost core deposit base that is market competitive.

The Compensation Committee endeavors to establish rigorous short-term performance goals consistent with our annual budget and operating plan that require strong performance to achieve target payout levels. Goals may include financial, operational, strategic or other key indicators of Company performance.

The amount of annual incentive compensation awards earned is based entirely on the achievement of the performance goals established by the Compensation Committee at the beginning of the year.

Payout levels are determined by the Compensation Committee after evaluating actual performance through the end of the year and reviewing potential payouts of awards with WTW. Payouts to our NEOs are also approved by our Board of Directors.

Our annual incentive compensation program provides an opportunity for team members who participate in our AICP, including our NEOs, to earn up to 200% of the target award level based upon achievement of performance compared to pre-set performance goals. At threshold performance, a participant earns 50% of his or her target award, 100% of target is earned for target performance and 200% of target for maximum performance. No incentive payments are made for performance below the threshold performance level. If target performance is achieved for each metric, a participant earns 100% of the target award level. For performance between threshold and target or between target and maximum, the payout is determined by linear interpolation. Amounts earned can be paid in cash and/or shares of our common stock.

2023 Annual Incentive Compensation Program Structure.* The Compensation Committee selected adjusted EPS as the metric for our 2023 annual incentive compensation program to focus management's efforts on achieving the Company's 2023 operating plan and budget. Our 2022 short-term incentive metrics included adjusted EPS (70%), ROATCE (15%) and Merger-related cost savings (15%). Because our long-term incentive compensation awards include a significant portion (50%) based on ROATCE, and the Merger-related cost savings for the First Midwest Merger had been achieved in 2022, the Committee determined that these two metrics would not be included in our 2023 annual incentive compensation program.

In December 2022, our Board of Directors approved the Company's 2023 operating plan and budget that contemplated full-year adjusted EPS of $2.00, which reflected an increase from the Company's actual 2022 adjusted EPS of $1.96. The Compensation Committee then determined in February 2023 that adjusted EPS of $2.00 would be required for payout at target, or 100%, under our AICP.

The threshold, target and maximum performance goals for the adjusted EPS metric under our annual incentive compensation program for 2023 are shown in the table below.

	Threshold	Target	Maximum
Adjusted Earnings Per Share	92% of Target	$2.00*	108% of Target
Payout Level	50%	100%	200%

*Prior to application of the pre-determined formulaic modifiers discussed below.

The Compensation Committee considered that the Company's 2023 adjusted EPS would be highly sensitive to and dependent upon the Company's ability to grow deposits at an acceptable reasonable cost in the current banking environment. In light of the uncertainty of the path of interest rates as well as the continued increasing competition for deposits among financial institutions, in February 2023, the Compensation Committee established formulaic upward or downward modifiers to the target adjusted EPS under the AICP to take into account the Company's 2023 deposit cost and year-over-year deposit growth relative to the median of the banks in the KRX Index. These pre-determined formulaic modifiers were designed to account for market uncertainty given unprecedented Federal Reserve interest rate policy actions and the resulting impact on industry-wide deposit costs and growth.

The Compensation Committee believed that providing for these formulaic upward or downward modifiers would appropriately incentivize management to continue to build and maintain the Company's high-quality, low-cost core deposit base, which is a significant driver of strong fundamental financial performance, including growth in EPS, ROATCE and tangible book value. The Compensation Committee consulted with WTW when setting this structure in early 2023.

Determination of 2023 Payout.* In 2023, the Company delivered exceptionally strong overall financial performance, including achieving record adjusted EPS of $2.05, which represented 5% year-over-year growth and which would have resulted in an above-target payout without the application of the pre-determined formulaic modifiers. The Company also significantly outperformed the median KRX Index for both deposit cost and deposit growth. The Company's 2023 deposit cost of 1.35% outperformed the median KRX Index deposit cost of 1.68%, and the Company's year-over-year deposit growth of 6.38% outperformed the median KRX Index deposit growth of 1.92%.

The pre-determined formulaic modifiers based on the Company's performance relative to the median deposit cost and deposit growth for the banks in the KRX Index were then applied to the adjusted EPS performance target. The Company's record adjusted EPS of $2.05 exceeded the maximum performance level of 108% of the adjusted EPS target following the application of the formulaic modifiers, resulting in a payout of 200% of target.

*References to EPS in this section are to adjusted EPS, an adjusted, non-GAAP financial measure that excludes certain items related to 2023, such as CECL Day 1 non-PCD provision expense, merger related charges associated with completed and pending acquisitions, gain on sale of Visa Class B restricted shares, FDIC special assessment expense, gain on sale of health savings accounts, contract termination charges, property optimization charges, net securities losses and expenses related to the tragic April 10 event at our downtown Louisville location. The equivalent GAAP measure for Adjusted EPS is: EPS $1.94. Reference is made to the non-GAAP reconciliation included in the Company's January 23, 2024 press release reporting its financial results for its 2023 fourth quarter and full year, which was included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on January 23, 2024.

Structure of 2023 Payout. Following discussions with WTW, the Compensation Committee determined that the 2023 annual incentive compensation earned would be paid as follows:

- *Cash:* 150% of the target amount would be paid in cash.

- *One-year restricted stock award:* 50% of the target amount would be deferred in a service-based restricted stock award granted on March 1, 2024, with a one-year vesting period requiring continued service with the Company, less the 4% Company contribution to the 401(k) Plan described below.

  The Committee's purpose in deferring a portion of the 2023 annual incentive compensation payout in this manner to our NEOs and other executive officers was to further align annual incentive compensation earned with long-term shareholder results.

- *401(k) Plan Contribution:* First Midwest maintained a defined benefit pension plan prior to the Merger. Participation in and contributions to this plan had been frozen several years prior to the completion of the Merger. This plan was terminated after the Merger, and benefits owed under the plan were distributed to participants. Following this distribution, the plan had an overfunded excess balance of plan assets. Based on a recommendation from management, with concurrence from WTW, the Compensation Committee determined to have the Company make a contribution in March 2024 to the account of each participant in the Company's 401(k) Plan in the amount of 4% of each participant's eligible compensation up to the maximum eligible contribution amount, which for each of our NEOs was $13,200.

The components of 2023 annual incentive compensation described above are as follows.

Name	Cash	One-year RSA	401(k) Contribution	Total
James C. Ryan, III	$ 2,145,793	$ 702,064	$ 13,200	$ 2,861,057
Michael L. Scudder	$ 1,931,214	$ 630,538	$ 13,200	$ 2,574,952
Mark G. Sander	$ 947,668	$ 302,689	$ 13,200	$ 1,263,557
James A. Sandgren	$ 790,745	$ 250,382	$ 13,200	$ 1,054,327
Brendon B. Falconer	$ 708,461	$ 222,954	$ 13,200	$ 944,615
Kendra L. Vanzo	$ 434,062	$ 131,487	$ 13,200	$ 578,749

The cash portion of the 2023 AICP award is reflected in the Summary Compensation Table on page 68 of this Proxy Statement. The restricted stock award portion of the 2023 award and the Company contribution to the 401(k) Plan were both made in March 2024. Therefore, in accordance with applicable SEC rules, those two items will be reported in the Summary Compensation Table in the proxy statement for our 2025 annual meeting of shareholders.

Long-Term Equity Compensation (Performance Share Units and Restricted Stock)

Our long-term incentive compensation consists entirely of equity awards. We believe that stock ownership by our executive officers is an important tool for aligning their interests with those of our shareholders, reinforcing a focus on the long-term financial and stock performance of the Company.

The Compensation Committee selected the allocation of long-term equity compensation between performance share units and service-based restricted stock (and with respect to performance share units, the metrics, performance goals and weightings) based on the following strategic objectives:

- Link pay with long-term corporate performance and stock price growth;

- Emphasize the Company's long-term profitability and strategies;

- Ensure long-term results are sustained;

- Encourage achievement of business goals that will enhance long-term shareholder value;

- Reward and retain executives, whose future services are considered essential to the ongoing success of the Company;

- Provide stock ownership opportunities for our executives, which further align their interests with those of our shareholders; and

- Promote excellence and teamwork across our executive team.

Annual equity awards in 2023 for our CEO and other NEOs are summarized below:

NAMED EXECUTIVE OFFICER LONG-TERM EQUITY COMPENSATION

Performance Share Units • CEO and Executive Chairman – 60% of total equity award • All other NEOS – 50% of total equity award	**Total Shareholder Return (TSR) – 50%** Total Shareholder Return relative to the performance of companies in the KRX Index measured over a three-year period ending on December 31, 2025. **Return on Average Tangible Common Equity (ROATCE) – 50%** Return on Average Tangible Common Equity relative to the performance of companies in the KRX Index measured over a three-year performance period ending December 31, 2025.
Service-Based Restricted Stock • CEO and Executive Chairman – 40% of total equity award • All other NEOs – 50% of total equity award	**Three-Year Annual Vesting** Service-based restricted stock that vests in equal annual installments over a three-year period ending in March 2026.

Our practice is to determine the dollar amount of the grant date fair value of long-term equity compensation that we provide to our CEO and other NEOs based on consultation with WTW and consideration of peer and market practices. In general, we seek to set long-term incentive opportunities that approximate the median for our peer group.

Proxy Statement

The Compensation Committee typically makes recommendations to our Board of Directors regarding equity compensation awards at its meeting in February of each year. These awards are then reviewed and approved by the Board of Directors at its February meeting. We make the awards early in the year and communicate them to executive officers so that the incentives relating to the performance share units will be known as early as possible, thereby maximizing their potential impact. Under special circumstances, such as the employment of a new employee or substantial promotion of an existing executive, the Compensation Committee may award equity compensation at other times during the year.

Long-term equity compensation awards granted in 2023 were made under our Equity Incentive Plan. These awards are reflected in the *Grants of Plan-Based Awards During 2023* table on page 69.

Performance Share Units. Our Compensation Committee continued the use of performance share units in 2023. For each performance share unit award, we have established threshold, target and maximum performance levels relative to the performance of the other companies in the KRX Index. The performance share units that may be earned for the 2023 awards are as follows:

MEASURE	BELOW THRESHOLD	THRESHOLD	TARGET	MAXIMUM
Relative TSR (50%)	Less than 25th percentile	25th percentile	50th percentile	90th percentile
Relative ROATCE (50%)	Less than 25th Percentile	25th percentile	50th percentile	90th percentile
Associated Payout	No Award	50% of target shares	100% of target shares	200% of target shares

The TSR performance metric takes into account both stock price appreciation and cash dividends (assuming dividend reinvestment), expressed as a percentage increase or decrease. TSR is measured for the Company and compared to the TSR for the other companies in the KRX Index for the three-year performance period to determine the Company's relative percentile ranking and the corresponding number of performance share units that are earned and converted into shares of our common stock.

Similarly, ROATCE is measured for the Company and compared to the ROATCE for the other companies in the KRX Index for the three-year performance period to determine the Company's relative percentile ranking.

The Company will utilize straight-line interpolation to determine the number of performance shares earned between the 25th and 50th percentiles and between the 50th and 90th percentiles of the performance of the other companies in the KRX Index. No performance share units are earned for performance below threshold.

Shares distributed upon any performance share unit being earned must be held until the executive meets the Company's stock ownership guidelines. Dividends on performance share units are accrued but not paid until the award is earned following the completion of the performance period. Accrued dividends are paid in additional shares of the Company's common stock if the performance share units are earned.

In order to earn the performance share unit award, an executive generally must be employed by the Company during the entire performance period and, following the end of the performance period, until the Company's relative performance and resulting earned shares are determined. Upon an executive's retirement (if retirement-eligible) or qualifying disability during such period, all the awarded performance share units still may be earned at the end of the applicable performance period, assuming performance goals are met. If during such period an executive's employment is terminated without Cause or the executive resigns for Good Reason (as those terms are defined in the Equity Incentive Plan), a portion of the awarded performance share units (prorated based on the timing of such employment termination relative to the full performance period) may be earned at the regular time after the end of the applicable performance period, again assuming performance goals are then met. If an executive dies during the performance period, the performance share units will be deemed earned at the target performance level as of the date of death.

The annual performance share unit award opportunities granted to our NEOs in 2023 for the 2023-2025 performance period are as follows. Grant date fair values are reflected at target.

Name	Number of PSUs Awarded	Grant Date Fair Value of PSUs
James C. Ryan, III	101,452	$ 1,827,658
Michael L. Scudder	91,307	$ 1,644,894
Mark G. Sander	27,449	$ 494,492
James A. Sandgren	19,355	$ 348,678
Brendon B. Falconer	20,270	$ 365,164
Kendra L. Vanzo	10,135	$ 182,580

Service-Based Restricted Stock. Our Compensation Committee continued the use of service-based restricted stock awards in 2023. Service-based restricted stock granted in March 2023 will vest in equal annual installments over a three-year period ending in March 2026, assuming continued employment by the executive on each vesting date. Upon an executive's retirement (if retirement-eligible) or qualifying disability during the vesting period, the awarded restricted stock will continue to vest on regular annual vesting dates. If during such period an executive is terminated without Cause or resigns for Good Reason (as such terms are defined in the Equity Incentive Plan), a portion of the awarded restricted stock (prorated based on the timing of such employment termination relative to the full vesting period) will vest as of the employment termination date. If an executive dies during the vesting period, the restricted stock will vest in full as of the date of death.

We pay current cash dividends on service-based restricted stock during the vesting period. After the service-based restricted stock has vested, the executive must hold the shares until he or she meets our stock ownership guidelines.

The annual restricted stock awards to our named executive officers in 2023 were as follows. Grant date fair value is reflected at target.

Name	Number of Shares of Restricted Stock Awarded	Grant Date Fair Value of Shares
James C. Ryan, III	67,635	$ 1,184,289
Michael L. Scudder	60,872	$ 1,065,869
Mark G. Sander	27,449	$ 480,632
James A. Sandgren	19,355	$ 338,906
Brendon B. Falconer	20,270	$ 354,928
Kendra L. Vanzo	10,135	$ 177,464

Retirement and Other Welfare Benefits

We maintain a tax-qualified defined contribution plan, known as our 401(k) Plan. The 401(k) Plan allows employees to make pre-tax and Roth 401(k) Plan contributions. Subject to the conditions and limitations of the 401(k) Plan, new employees are automatically enrolled in the 401(k) Plan with an automatic deferral of 5% of eligible compensation, unless participation is changed or declined. All active participants receive a Company match of 100% of the first 5% contributed into the 401(k) Plan. We may also make additional profit-sharing contributions, in our discretion. To receive profit-sharing contributions for a year, an employee must have (i) completed at least 1,000 hours of service during the

Proxy Statement

year and (ii) been employed on the last day of the year or retired on or after age 65, died or become disabled during the year.

We also maintain a nonqualified deferred compensation plan, known as our Executive Deferred Compensation Plan, for certain management employees. Our NEOs and other executives are eligible to participate in the plan. An executive officer may elect to defer up to 25% of his or her regular compensation and up to 75% of his or her annual cash bonus, in which case the deferred amount will be credited to his or her plan account. We provide matching contribution credits under the plan, reduced by any matching contributions under the 401(k) Plan. In addition, we may provide discretionary contribution credits to make up for any reduction in discretionary profit-sharing contributions under the 401(k) Plan due to Internal Revenue Code contribution limits applicable to tax-qualified retirement plans. We did not provide discretionary credits for 2023.

Perquisites

In general, we believe that perquisites should not constitute a material portion of any executive's compensation. Old National offers a limited number of perquisites, including only programs that are aligned with customary market practices. Detailed information regarding perquisites and other compensation is provided in *Compensation Tables* beginning on page 68.

4 POLICIES, GUIDELINES AND OTHER PRACTICES

Stock Ownership Guidelines

The Nominating and Corporate Governance Committee and Board of Directors have adopted stock ownership guidelines for the Company's executive officers, including our NEOs, that are consistent with market practices and ensure executives retain stock of the Company received as compensation until the target ownership level is achieved. Under the guidelines, the NEOs are required to hold shares of our common stock with a value which is the lesser of the following:

POSITION OR SALARY	TARGET OWNERSHIP GUIDELINES
Chief Executive Officer	5x salary in stock or 200,000 shares
Chief Operating Officer	4x salary in stock or 100,000 shares
Salary equal to or greater than $250,000	3x salary in stock or 50,000 shares

As of the date of this Proxy Statement, each of our NEOs has met the applicable stock ownership guideline requirement. For purposes of the guidelines, unvested service-based restricted stock and phantom shares in the Non-qualified Deferred Compensation Plan are considered owned. Unearned performance share units are not counted towards the satisfaction of stock ownership guidelines.

Clawback, Anti-Pledging and Anti-Hedging Policies

Clawback Policy. The Company has maintained a clawback policy that was updated in accordance with recently adopted SEC and Nasdaq listing rules relating to clawback policies. The Company's clawback policy provides for recovery of incentive-based compensation (including both cash and equity compensation) erroneously received by current or former executive officers during the three completed fiscal years immediately preceding the year in which the Company is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements. The amount of the incentive-based compensation subject to recovery as "erroneously received" during the three-year lookback period is the excess of such compensation actually received over the amount that would have been received had the relevant Company financial statement been correct in the first instance.

Any recoupment under this clawback policy would be in addition to any similar rights or remedies the Company may have under any employment or other agreements, incentive compensation or similar plans or programs, award agreements, or other clawback, recovery or forfeiture policies, or under any laws, rules or listing standards applicable to the Company.

The Board believes that this policy and recoupment terms in other agreements, along with Company requirements that executive officers maintain a significant level of stock ownership in the Company during their employment, provide significant incentives for such executives to avoid taking inappropriate risks and to support sound enterprise risk assessment and oversight, while also helping promote management of the Company with a long-term view.

Prohibitions on Pledging and Hedging. All directors, officers and employees, including certain of their family members and others described below, are prohibited at all times from: (a) holding any Company securities in a margin account, borrowing against any account in which Company securities are held or pledging Company securities as collateral for a loan without the approval of our Chief Legal Officer; (b) engaging in puts, calls or other derivative transactions relating to the Company's securities; (c) short-selling securities of the Company; and (d) purchasing any financial instruments (including prepaid

Proxy Statement

variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of any equity securities of the Company.

The foregoing restrictions apply to all types of securities of the Company that are owned directly or indirectly by any director, officer or employee, including Company securities owned by any family members where the director, officer or employee is deemed to beneficially own such securities or by any other persons or entities designated to engage in securities transactions on behalf of such director, officer or employee. These restrictions will not preclude any director, officer or employee, their family members or their designees from investing in broad-based mutual or index funds.

Risk Assessment of Executive Compensation Program

Each year, our Chief Risk Officer performs an executive compensation program risk assessment and presents the results to our Compensation Committee. The Compensation Committee reviews the results and discusses the assessment with both our Chief Risk Officer and the Committee's independent compensation consultant. The risk assessment allows our Compensation Committee to confirm that our executive compensation program is designed such that executive officers are not encouraged to take excessive or imprudent risks to enhance their compensation. As part of its risk assessment process in 2023, the Compensation Committee confirmed the following:

- The risks associated with the Company's compensation plans for all employees are appropriately identified and managed by the Company.

- The Company's compensation plans for all employees do not create risks that are reasonably likely to have a material adverse effect on the Company as a whole.

- The Company's incentive compensation policies do not undermine the safety and soundness of the Company by encouraging employees to take imprudent risks.

- The Company's compensation plans for all employees are compatible with effective internal controls and risk management and are supported by strong and effective corporate governance practices.

- Plans subject to express legal or regulatory requirements are reviewed by our legal and compliance teams to confirm adherence to applicable laws and regulations.

Tax Considerations

Section 162(m) of the Internal Revenue Code was amended by the Tax Cuts and Jobs Act of 2017 to eliminate the tax deduction for performance-based compensation (other than with respect to payments made pursuant to certain "grandfathered" arrangements entered into prior to November 2, 2017) and to expand the group of current and former executive officers who may be covered by the $1 million per year compensation deduction limit per covered employee under Section 162(m). The Compensation Committee intends to continue the pay-for-performance philosophy of awarding executive pay notwithstanding the deductibility limitation of Section 162(m).

Employment and Confidentiality and Restrictive Covenant Agreements with Our Executive Officers

On June 28, 2023, we entered into new employment agreements with each of our NEOs (the "Employment Agreements") other than Mr. Scudder, our retired Executive Chairman. The purpose of doing so was to transition the Company's executives to substantially uniform employment agreements. The Employment Agreements reflect substantially the same key employment terms and conditions as those in the previously effective employment agreements with our NEOs (the "prior agreements") that were replaced and superseded by the new Employment Agreements. However, certain confidentiality obligations and restrictive covenants in the prior agreements have been aligned and consolidated in separate Confidentiality and Restrictive Covenants Agreements with the NEOs (the "CRC Agreements"), which also became effective on June 28, 2023.

Mr. Scudder's pre-existing employment and restrictive covenants agreements with First Midwest, as modified by a letter agreement he signed with First Midwest in connection with the Merger, govern the terms of his employment by the Company. The Company assumed those agreements in the Merger. See "*Introduction*" and "*Letter Agreements in Connection with the Merger with First Midwest-Letter Agreement with Michael L. Scudder*" under the heading "*Named Executive Officer Employment Agreements*" beginning on page 71 of this Proxy Statement.

Under their Employment Agreements, the NEOs are entitled to base salary, incentive compensation opportunities (both cash and equity) and other employee benefits made available to similarly situated executives. In addition, we are generally obligated to pay certain non-change in control severance benefits under the Employment Agreements if we terminate the employment of an NEO for a reason other than Cause or upon an NEO's disability, or if the executive resigns for Good Reason based on certain compensation reductions or other described types of changes detrimental to the NEO's role. To receive his or her severance benefits, an NEO must satisfy the terms of the Employment Agreement, including the timely execution by the NEO of a release of claims against the Company and, in situations involving resignation for Good Reason, provision of timely notice to the Company of the executive's asserted Good Reason basis for resignation.

The Employment Agreements also provide for enhanced severance benefits upon the occurrence of a "second trigger" (Company termination of an NEO's employment without Cause or resignation by the NEO for Good Reason) following a qualifying change in control of the Company.

See "*Potential Payments upon Termination of Employment or Change in Control*" beginning on page 75 for a description of the Company's obligations to the NEOs under various described employment termination scenarios, either before or after a change in control. See also the tables in that section that set forth the estimated values and details of the termination benefits payable to the NEOs under those circumstances.

In addition, the Employment and CRC Agreements signed in 2023 provide for, among other terms:

- No Gross-up on Severance Benefits – The Company does not provide any tax gross-up on severance benefits, including in connection with any change in control. If any change in control-related severance amounts otherwise would constitute "excess parachute payments" subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, the payment will be reduced to the safe harbor amount in a manner determined by the Company.

- No Gross-up on Benefit Continuation – There will be a continuation of medical benefit coverage to be provided by the Company for a period after employment is terminated in certain circumstances. Any tax resulting from these payments will be the executive's responsibility.

- No Walk Away Provision – Executives do not have the ability to voluntarily terminate their employment following a change in control and receive severance benefits without the occurrence of a "double trigger," namely events or circumstances constituting Good Reason (as defined in the Employment Agreements). Executives will have the right to terminate their employment for Good Reason within 24 months after a change in control and receive severance and other benefits.

- Confidentiality, Non-Solicitation and Non-Competition Covenants – Our NEOs must comply with certain confidentiality, non-solicitation and non-competition covenants contained in the CRC Agreements, both during and following their employment with the Company.

Mr. Scudder's employment and restrictive covenants agreements with First Midwest include similar provisions and covenants.

The Employment and CRC Agreements were entered into after the Compensation Committee reviewed their material terms and both existing and emerging market practices with respect to such arrangements. Based on information and input provided by WTW, the Compensation Committee determined that the total compensation and benefits provided in the Employment Agreements, including the severance benefits in different employment termination scenarios, were consistent with prevailing market practices. The Compensation Committee regularly reviews the Company's employment agreements and uses peer data and input from WTW to determine whether these arrangements continue to be consistent with prevailing market practices and appropriate for the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K with management and, based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee

Daniel S. Hermann, Chairperson
Barbara A. Boigegrain
Kathryn J. Hayley
Peter J. Henseler
Thomas E. Salmon
Rebecca S. Skillman

Proxy Statement

COMPENSATION TABLES

2023 SUMMARY COMPENSATION TABLE

The table below provides information regarding compensation earned by our Chief Executive Officer, Chief Financial Officer and the other four executive officers named below employed at the end of 2023 who were our most highly compensated for 2023 (our "Named Executive Officers" or "NEOs"):

Name and Principal Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)(4)	Non-Equity Incentive Plan Compensation (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (6)	All Other Compensation (7)	Total (8)
James C. Ryan, III	2023	$1,144,423	$ —	$3,011,947	$ 2,145,793	$ 6,692	$ 214,656	$ 6,523,511
Chief Executive Officer	2022	$1,069,231	$ —	$7,736,725	$ 2,673,077	$ —	$ 178,956	$11,657,989
	2021	$ 913,462	$ —	$1,540,832	$ 1,370,192	$ 14,610	$ 132,005	$ 3,971,101
Michael L. Scudder	2023	$1,029,981	$2,700,000	$2,710,762	$ 1,931,214	$ 46,011	$ 208,198	$ 8,626,166
Executive Chairman	2022	$ 834,231	$ —	$2,529,206	$ 2,388,461	$ —	$ 238,512	$ 5,990,410
	2021	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Mark G. Sander	2023	$ 743,269	$1,775,000	$ 975,124	$ 947,668	$ 91,753	$ 147,525	$ 4,680,339
President and Chief	2022	$ 604,231	$ —	$ 913,859	$ 1,186,240	$ —	$ 150,294	$ 2,854,624
Operating Officer	2021	$ —	$ —	$ —	$ —	$ —	$ —	$ —
James A. Sandgren	2023	$ 620,192	$ —	$ 687,584	$ 790,745	$ —	$ 92,342	$ 2,190,863
CEO, Commercial	2022	$ 593,269	$ —	$3,391,654	$ 1,008,558	$ —	$ 87,943	$ 5,081,424
Banking	2021	$ 561,539	$ —	$ 580,069	$ 715,962	$ 12,144	$ 79,059	$ 1,948,773
Brendon B. Falconer	2023	$ 590,385	$ 125,000	$ 720,092	$ 708,461	$ —	$ 75,067	$ 2,219,005
Senior EVP and Chief	2022	$ 535,577	$ —	$1,288,518	$ 856,923	$ —	$ 41,385	$ 2,722,403
Financial Officer (9)	2021	$ 465,769	$ —	$ 362,536	$ 523,990	$ 78	$ 23,561	$ 1,375,934
Kendra L. Vanzo	2023	$ 445,192	$ 125,000	$ 360,044	$ 434,062	$ —	$ 50,204	$ 1,414,502
Senior EVP and Chief	2022	$ 415,385	$ —	$1,027,980	$ 540,000	$ —	$ 43,658	$ 2,027,023
Administrative Officer	2021	$ 369,231	$ —	$ 271,911	$ 360,000	$ 8,174	$ 35,416	$ 1,044,731

(1) Base salary increases are generally effective in March during the calendar year.

(2) The "Bonus" column reflects: (a) for Messrs. Scudder and Sander, the first of two equal retention award payments under their respective letter agreements, payable on February 15, 2023 and February 15, 2024; and (b) for Mr. Falconer and Ms. Vanzo, the first of two installments of one-time performance-based cash Merger integration-related awards described in last year's proxy statement.

(3) Stock awards included in this column consist entirely of performance share units and service-based restricted stock granted under our Equity Incentive Plan. The grant date value of the awards is determined under FASB ASC Topic 718. For performance share units, the grant date value reflected above is based on the number of units that would be earned at target performance. The value of the awards assuming the highest level of performance conditions are achieved for the 2023, 2022 and 2021 awards, respectively (or for Messrs. Scudder and Sander, 2023 and 2022), would be: Mr. Ryan ($4,839,604, $9,418,857 and $2,103,920); Mr. Scudder ($4,355,656 and $4,043,116); Mr. Sander ($1,469,615 and $1,369,422); Mr. Sandgren, $1,036,263, $3,715,132 and $792,054); Mr. Falconer ($1,085,256, $1,585,033 and $495,020); and Ms. Vanzo ($542,624, $1,194,611 and $371,274). For the number of shares of performance share units and service-based restricted stock awarded in 2023, please refer to the table under "*Grants of Plan-Based Awards during 2023.*"

(4) Stock awards for 2022 also include the following one-time, performance-based integration awards that were issued in connection with the First Midwest Merger and earned based on the achievement of certain Merger-related cost savings: Mr. Ryan, 296,063 performance share units (grant date value of $4,926,488); Mr. Sandgren, 164,829 performance share units ($2,742,755); Mr. Falconer, 41,689 performance share units ($693,705); and Ms. Vanzo, 41,689 performance share units ($693,705). These one-time awards were described in the proxy statement relating to our 2023 annual meeting.

(5) These amounts reflect annual cash incentive compensation awards earned under the AICP.

(6) None of our executives have any benefit under the Company's remaining frozen defined benefit pension plan. Any amounts listed for 2023, 2022, and 2021 represent the amount of the executive's earnings credited under our Executive Deferred Compensation Plan in excess of the earnings that would have been credited using the applicable federal long-term rate, with compounding (as described by Section 1274(d) of the Internal Revenue Code).

(7) The amounts specified in the "All Other Compensation" column include perquisites, Company contributions to defined contribution plans, cash dividends on restricted stock and life insurance premiums. Please refer to the additional detailed information in the next table captioned "All Other Compensation for 2023."

(8) In 2022, through its transformational Merger with First Midwest, the Company more than doubled in size. As a result, the compensation of our NEOs (other than Mr. Scudder) increased in 2023 and 2022 as compared to 2021 to reflect the expanded scope of the NEOs' responsibilities at a significantly larger organization, as well as to reflect comparability with the compensation of executives of companies in our peer group and relevant market data. The 2022 compensation for Messrs. Ryan, Sandgren and Falconer and Ms. Vanzo also included one-time, Merger integration-related performance share unit awards (see Note 4).

(9) Mr. Falconer was placed on leave effective April 1, 2024.

ALL OTHER COMPENSATION FOR 2023

Name	Perquisites & Other Personal Benefits (1)	Company Contributions to Defined Contribution Plans (2)	Cash Dividends on Restricted Stock	Life Insurance Premiums (3)	Total
James C. Ryan, III	$ 21,029	$ 121,971	$ 69,079	$ 2,577	$ 214,656
Michael L. Scudder	$ 360	$ 15,250	$ 190,269	$ 2,319	$ 208,198
Mark G. Sander	$ 25,265	$ 16,829	$ 103,756	$ 1,675	$ 147,525
James A. Sandgren	$ 5,240	$ 65,462	$ 20,236	$ 1,404	$ 92,342
Brendon B. Falconer	$ 2,014	$ 52,287	$ 19,471	$ 1,295	$ 75,067
Kendra L. Vanzo	$ —	$ 38,769	$ 10,438	$ 997	$ 50,204

(1)   Mr. Ryan had personal use of the Company airplane valued at $19,343 and received Company executive physical benefits of $1,686. Messrs. Sander and Sandgren received country club membership benefits of $12,905 and $5,240, respectively, for business development purposes. Mr. Sander also received an auto allowance benefit of $12,000 and a cell phone allowance benefit of $360.

(2)   "Company Contributions to Defined Contribution Plans" include the following amounts contributed by the Company to the Company's 401(k) Plan and Executive Deferred Compensation Plan, respectively, for the following NEOs: Mr. Ryan: $15,250 and $106,721; Mr. Scudder: $15,250 and $0; Mr. Sander: $16,829 and $0; Mr. Sandgren: $15,250 and $50,212; Mr. Falconer: $15,250 and $37,037; and Ms. Vanzo: $15,250 and $23,519.

(3)   Amounts in this column reflect life insurance premiums paid for each listed NEO. Executive officers receive group life coverage equal to two times base salary.

GRANTS OF PLAN-BASED AWARDS DURING 2023

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (3) (i)	All Other Option Awards: Number of Securities Underlying Options (4) (j)	Exercise or Base Price of Option Awards per Share (k)	Grant Date Fair Value of Stock and Options Awards (5) (l)
		Threshold (c)	Target (d)	Maximum (e)	Threshold (f)	Target (g)	Maximum (h)				
James C. Ryan, III	3/1/2023	$ 715,265	$1,430,529	$2,861,058	—	—	—	—	—	—	—
	3/1/2023	—	—	—	50,726	101,452	202,904	—	—	—	$ 1,827,658
	3/1/2023	—	—	—	—	—	—	67,635	—	—	$ 1,184,289
Michael L. Scudder	3/1/2023	$ 643,738	$1,287,476	$2,574,952	—	—	—	—	—	—	—
	3/1/2023	—	—	—	45,654	91,307	182,614	—	—	—	$ 1,644,894
	3/1/2023	—	—	—	—	—	—	60,872	—	—	$ 1,065,869
Mark G. Sander	3/1/2023	$ 315,890	$ 631,779	$1,263,558	—	—	—	—	—	—	—
	3/1/2023	—	—	—	13,725	27,449	54,898	—	—	—	$ 494,492
	3/1/2023	—	—	—	—	—	—	27,449	—	—	$ 480,632
James A. Sandgren	3/1/2023	$ 263,582	$ 527,163	$1,054,326	—	—	—	—	—	—	—
	3/1/2023	—	—	—	9,678	19,355	38,710	—	—	—	$ 348,678
	3/1/2023	—	—	—	—	—	—	19,355	—	—	$ 338,906
Brendon B. Falconer	3/1/2023	$ 236,154	$ 472,308	$ 944,615	—	—	—	—	—	—	—
	3/1/2023	—	—	—	10,135	20,270	40,540	—	—	—	$ 365,164
	3/1/2023	—	—	—	—	—	—	20,270	—	—	$ 354,928
Kendra L. Vanzo	3/1/2023	$ 144,688	$ 289,375	$ 578,750	—	—	—	—	—	—	—
	3/1/2023	—	—	—	5,068	10,135	20,270	—	—	—	$ 182,580
	3/1/2023	—	—	—	—	—	—	10,135	—	—	$ 177,464

(1)   All non-equity incentive plan awards in 2023 were made under the AICP.

(2)   The shares in Columns (f), (g), and (h) represent performance share units granted under the Equity Incentive Plan. These performance share unit awards are based upon the Company's relative performance compared to the other companies in the KRX Index, with 50% of the total award based upon TSR and the other 50% of the award based upon ROATCE. The performance period for 100% of these performance-based awards for TSR and ROATCE is the three-year period ending December 31, 2025, with the restriction period ending on March 15, 2026. Dividends accrue on earned shares and are paid in shares of Company common stock once the award is earned.

(3)   Column (i) represents shares of service-based restricted stock granted under the Equity Incentive Plan that vest in three substantially equal installments on March 1 of 2024, 2025 and 2026. Vesting is generally contingent upon the NEO remaining employed during the required service period. NEOs are entitled to dividends on the restricted stock during the vesting period.

(4)   No stock options were granted in 2023.

(5)   The fair market value of the service-based restricted stock reported in Column (l) is the grant date value of the awards based on the closing stock price. The fair market value of the performance-based performance share units reported in Column (l) is

Proxy Statement

the grant date value based on the closing stock price less the present value of dividends expected to be paid during the requisite performance period. A Monte-Carlo simulation is used to determine the fair market value of the relative performance share units.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2023

Name	Number of Shares or Units of Stock that Have Not Vested		Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, or or Other Rights that Have Not Vested
			Stock Awards (1)			
James C. Ryan, III	87,882 [2]	$	1,484,327	—		—
	42,394 [3]	$	716,035	204,428 [6]	$	3,452,789
	67,635 [4]	$	1,142,355	210,480 [7]	$	3,555,007
Michael L. Scudder	77,988 [5]	$	1,317,217	—		—
	38,155 [3]	$	644,438	183,984 [6]	$	3,107,490
	60,872 [4]	$	1,028,128	189,432 [7]	$	3,199,506
Mark G. Sander	45,168 [5]	$	762,888	—		—
	17,223 [3]	$	290,896	55,364 [6]	$	935,098
	27,449 [4]	$	463,614	56,948 [7]	$	961,852
James A. Sandgren	33,085 [2]	$	558,806	—		—
	12,230 [3]	$	206,565	39,312 [6]	$	663,980
	19,355 [4]	$	326,906	40,156 [7]	$	678,235
Brendon B. Falconer	20,677 [2]	$	349,235	—		—
	11,210 [3]	$	189,337	36,036 [6]	$	608,648
	20,270 [4]	$	342,360	42,054 [7]	$	710,292
Kendra L. Vanzo	15,508 [2]	$	261,930	—		—
	6,300 [3]	$	106,407	20,250 [6]	$	342,023
	10,135 [4]	$	171,180	21,026 [7]	$	355,129

(1) The table values are based on a stock price of $16.89, which is the closing price of our stock as reported by Nasdaq on December 29, 2023, which was the last trading day of the year.

(2) Listed shares and amounts include service-based restricted stock granted in 2021 for which the final installment vested on February 1, 2024 and performance share units granted in 2021 that were approved as earned at target as a part of the Merger with First Midwest and that vested on February 22, 2024.

(3) Listed shares and amounts include service-based restricted shares granted in 2022 that will become vested in two substantially equal installments on March 2 of 2024 and 2025.

(4) Listed shares and amounts include service-based restricted shares granted in 2023 that will become vested in three substantially equal installments on March 1 of 2024, 2025 and 2026.

(5) Listed shares and amounts include service-based restricted stock granted in 2021 that vested on February 17, 2024 and performance-based performance share units granted in 2021 that were approved as earned at target as a part of the Merger with First Midwest and that vested on March 15, 2024.

(6) This award represents performance share units granted in 2022 under the Equity Incentive Plan. Each such performance share unit award is based upon the Company's relative performance compared to the other companies in the KRX Index, with 50% of the total award based upon TSR and the other 50% of the award based upon ROATCE. The performance period for all these performance-based awards for TSR and ROATCE is the three-year period ending December 31, 2024, with the restriction period ending on March 15, 2025. Dividends accumulate on earned shares and are paid in additional shares of Company common stock upon vesting. The number of performance share units and shares shown in the table assumes maximum performance has been achieved. With respect to Messrs. Ryan, Scudder, Sander, Sandgren and Falconer and Ms. Vanzo: the number of shares that would result from threshold performance would be 51,107, 45,996, 13,841, 9,828, 9,009 and 5,063, respectively; and the number of shares that would result from target performance would be 102,214, 91,993, 27,683, 19,657, 18,018 and 10,125, respectively.

(7) This award represents performance share units granted in 2023 under the Equity Incentive Plan. Each such performance share unit award is based upon the Company's relative performance compared to the other companies in the KRX Index, with 50% of the total award based upon TSR and the other 50% of the award based upon ROATCE. The performance period for all these performance-based awards for TSR and ROATCE is the three-year period ending December 31, 2025, with the restriction period ending on March 15, 2026. Dividends accumulate on earned shares and are paid in additional shares of Company common stock upon vesting. The number of performance share units and shares shown in the table assumes maximum performance has been achieved. With respect to Messrs. Ryan, Scudder, Sander, Sandgren and Falconer and Ms. Vanzo: the number of shares that would result from threshold performance would be 52,620, 47,358, 14,237, 10,040, 10,513 and 5,258, respectively; and for target performance, the number of shares for such NEOs would be 109,028, 98,125, 29,499, 20,801, 21,784 and 10,891, respectively.

OPTION EXERCISES AND STOCK VESTED IN 2023

Name	Stock Awards Number of Shares Acquired on Vesting		Value Realized on Vesting
James C. Ryan, III	408,100	$	7,143,471
Michael L. Scudder	104,866	$	1,690,463
Mark G. Sander	59,374	$	959,494
James A. Sandgren	211,361	$	3,700,895
Brendon B. Falconer	68,818	$	1,204,312
Kendra L. Vanzo	61,326	$	1,073,637

2023 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year (1)	Company Contributions in Last Fiscal Year (2)	Aggregate Earnings in Last Fiscal Year (3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End (4)
James C. Ryan, III					
ONB Executive Deferred Compensation Plan	$ 305,400	$ 106,721	$ 73,038	—	$ 1,424,267
Michael L. Scudder					
ONB Executive Deferred Compensation Plan	$ 372,998	—	$ 14,645	—	$ 387,644
FMBI Nonqualified Retirement Plan	—	—	$ 79,700	—	$ 562,704
FMBI Nonqualified Stock Option Gain Deferral Plan	—	—	$ (1,872)	—	$ 71,650
Mark G. Sander					
ONB Executive Deferred Compensation Plan	$ 503,654	—	$ 19,597	—	$ 523,251
FMBI Nonqualified Retirement Plan	$ 1,126,928	—	$ 162,081	—	$ 1,431,307
James A. Sandgren					
ONB Executive Deferred Compensation Plan	$ 130,300	$ 50,212	$ 29,212	—	$ 745,834
Brendon B. Falconer					
ONB Executive Deferred Compensation Plan	$ 17,712	$ 37,037	$ 5,085	—	$ 123,682
Kendra L. Vanzo					
ONB Executive Deferred Compensation Plan	$ 57,875	$ 23,519	$ 15,595	—	$ 468,946

(1) Mr. Sander's contribution to the First Midwest Bancorp plan represents the portion of his 2022 annual incentive he elected to defer into company-sponsored Nonqualified Deferred Compensation plans prior to the closing of the February 15 ,2022 Merger with First Midwest.

(2) These amounts are also included under "All Other Compensation" in the "*2023 Summary Compensation Table*" on page 68.

(3) Of the 2023 balances reported in this column, the amounts of $6,692, $46,011 and $91,753 with respect to Messrs. Ryan, Scudder and Sander, respectively, were reported under the "Change in Pension Value and Nonqualified Deferred Compensation" column of the "*2023 Summary Compensation Table*" on page 68.

(4) Of the 2023 balances reported in this column, the amounts of $259,739, $68,382, $46,870, $165,931, $16,553, and $66,449 with respect to Messrs. Ryan, Scudder, Sander, Sandgren and Falconer and Ms. Vanzo, respectively, were reported in the Summary Compensation Tables for prior years.

NAMED EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

Introduction

In 2023, we entered into new Employment Agreements with each NEO other than Mr. Scudder, effective as of June 28, 2023. The Employment Agreements with Messrs. Ryan, Sander, Sandgren and Falconer and Ms. Vanzo reflected substantially the same key employment-related terms and conditions as those in their prior employment agreements that were replaced and superseded by the new Employment Agreements. However, certain confidentiality obligations and restrictive covenants in their prior agreements were aligned and consolidated into separate CRC Agreements with those NEOs, also effective on June 28, 2023. In addition, the new Employment Agreements with Messrs. Ryan, Sandgren and Sander preserved and carried forward certain terms from their respective, previously signed letter agreements with Old National (for Messrs. Ryan and Sandgren) and First Midwest (for Mr. Sander) that are described below.

Mr. Scudder did not enter into a new employment agreement or restrictive covenants agreement with the Company in 2023. Instead, the Company assumed in the Merger his existing First Midwest employment agreement dated June 18, 2018, as amended and restated, his companion 2018 First Midwest restrictive covenants agreement and a separate May 2021 letter agreement he had signed with First Midwest in connection with the Merger. Mr. Scudder's letter agreement provided for his role as Executive Chairman of the Company after the Merger closing and, following his retirement on January 31, 2024, his service to the Company through February 15, 2025, as well as his compensation and benefits for such service. See below under "*Letter Agreements in Connection with the First Midwest Merger – Letter Agreement with Michael L. Scudder.*"

Overview of Employment and CRC Agreements

Our new Employment Agreements with each NEO, other than Mr. Scudder, provide for an initial term that ended on December 31, 2023, with automatic, successive one-year extensions unless the NEO or the Company provides written notice of non-renewal to the other at least 60 days before the end of the applicable year. All such Employment Agreements renewed and remain in effect.

The new Employment Agreements set forth the position, responsibilities and annual compensation, among other items, of each NEO. In general, under their Employment Agreements, NEOs are entitled to a base salary, incentive compensation opportunities (both cash and equity) and other employee benefits as determined by the Board. With respect to Mr. Scudder, his letter agreement sets the terms of his post-Merger position and compensation.

The Employment Agreements require the Company to make severance payments upon certain employment terminations, including upon an involuntary termination of the executive's employment (other than for Cause) or a resignation of employment by the executive for Good Reason, either prior to or following a Change in Control of the Company (as such terms are defined in the Employment Agreements). Termination of employment also may impact outstanding equity awards, as well as benefits payable under employee benefit plans. Mr. Scudder's letter agreement provides that, in lieu of severance benefits under his First Midwest employment agreement, upon any employment termination without Cause or resignation for Good Reason (as defined in his First Midwest employment agreement) during his three-year, post-Merger service to the Company, he would be entitled to receive the value of the compensation he would have earned for the remainder of such three-year service period as if such termination had not occurred. See "*Potential Payments upon Termination of Employment or Change in Control.*"

The CRC Agreements with our NEOs (other than Mr. Scudder), and Mr. Scudder's 2018 restrictive covenants agreement with First Midwest, contain confidentiality, non-solicitation and non-competition provisions applicable to the executive. The confidentiality terms in those agreements apply during and after the NEO's employment. Under the CRC Agreements, the non-solicitation and non-competition provisions apply during employment and remain in effect for a period of one year following any employment termination, subject to extension for any period in which the executive is in breach of those provisions. Under his First Midwest restrictive covenants agreement, Mr. Scudder is subject to non-solicitation and non-competition provisions that remain in effect for two years following any employment termination, subject to similar extension for any breaches. In addition, Mr. Scudder's letter agreement extended his non-competition provisions to continue for five years after the First Midwest Merger closing.

Letter Agreements in Connection with the First Midwest Merger

As described in our earlier proxy statements relating to our 2023 annual meeting of shareholders and our Merger with First Midwest, at the time the Merger was announced, Messrs. Ryan and Sandgren entered into letter agreements with the Company, and Messrs. Scudder and Sander entered into letter agreements with First Midwest, in each case amending their earlier employment arrangements with the Company or First Midwest, as applicable. As part of the Merger, the Company assumed the First Midwest employment and letter agreements with Mr. Scudder, which remain in effect, as well as the prior First Midwest employment and letter agreements with Mr. Sander. Mr. Sander's new 2023 Employment Agreement largely replaces those prior First Midwest agreements, but expressly incorporates and preserves certain of their terms, as described below.

Letter Agreements with James C. Ryan, III and James A. Sandgren

The Company's May 2021 letter agreements with Messrs. Ryan and Sandgren provided that those executives waived any right to claim that the Merger constituted a "Change in Control" under their respective prior employment agreements. In his letter agreement, Mr. Ryan further agreed that not serving in the role as Chairman of the Board of Directors of the Company following the Merger would not constitute "Good Reason" under his prior agreement, as long as he was elected as Chairman of the Board of Directors as of the second anniversary of the Merger closing. In accordance with that letter agreement term, which was preserved in his Employment Agreement, Mr. Ryan became the Chairman of the Board of Directors on February 1, 2024, following Mr. Scudder's January 31, 2024 retirement as the Company's Executive Chairman. Similarly, Mr. Sandgren agreed that his not serving as the Company's President and Chief Operating Officer following the Merger would not constitute "Good Reason" under his prior employment agreement. The Company sought these waivers in the letter agreements with Messrs. Ryan and Sandgren, and preserved the same terms in their 2023 Employment Agreements, so that the executives would not be entitled to severance compensation as a result of the First Midwest Merger and these related organizational changes.

In consideration of these provisions, the letter agreements provided for Messrs. Ryan and Sandgren to receive integration awards, which were granted upon the Merger closing in the form of performance share units under our Equity Incentive Plan. Those one-time, performance-based equity integration awards were earned in early 2023 and vested on March 1, 2023.

The letter agreements with Messrs. Ryan and Sandgren also provided that, upon any post-Merger termination of their employment by the Company without Cause or by their Good Reason resignation (as such terms were defined in their prior employment agreements), any Company equity awards that were outstanding as of the Merger closing and then remained unvested would accelerate and vest in full. Their 2023 Employment Agreements preserved this treatment.

Letter Agreement with Michael L. Scudder

The letter agreement with Mr. Scudder provided that, as of the Merger closing, he would no longer serve as Chief Executive Officer of First Midwest or Old National and that such changes to Mr. Scudder's role and responsibilities would not constitute "Good Reason" as defined in Mr. Scudder's First Midwest employment agreement. Mr. Scudder's letter agreement further provided for his service as the Executive Chairman of Old National for a two-year period following the Merger closing and for his non-executive service to the Company for an additional period thereafter through February 15, 2025 (with his entire three-year service period from and after the Merger closing referred to as the "Service Period"). Upon Mr. Scudder's January 31, 2024 retirement as the Company's Executive Chairman, he commenced service as a non-executive employee of the Company for the remainder of the Service Period.

Under his letter agreement, Mr. Scudder receives annual compensation (including base salary, annual bonus and annual equity award grants) during the Service Period that is set at 90% of that received by the Company's Chief Executive Officer. In addition, Mr. Scudder receives the same perquisites, office space and administrative support during the Service Period as had been provided to him immediately before the Merger closing. The Company also agreed to provide Mr. Scudder with indemnification, and maintain directors' and officers' liability insurance for him, throughout the Service Period to the same extent as it does for its other officers. Upon completion of the Service Period, Mr. Scudder will receive a final prorated annual bonus, calculated based on time worked during the calendar year in which his Service Period ends and the applicable target bonus for that year. In addition, at the conclusion of the Service Period, any of his Company equity awards that then remain outstanding will accelerate and vest in full (unless such award is subject to a performance condition, in which case it will remain subject to such condition).

In lieu of any severance Mr. Scudder would have been entitled to receive under his First Midwest employment agreement in connection with the Merger, Mr. Scudder's letter agreement provided for him to receive a cash-based retention award equal to $5.4 million. In accordance with those letter agreement terms, 50% of the retention award amount was paid to him on February 15, 2023, and the final 50% was paid on February 15, 2024, the first and second anniversaries of the Merger closing, respectively, in each case less required tax withholdings.

As contemplated by the Merger Agreement, any First Midwest equity awards granted to Mr. Scudder prior to the Merger that were outstanding at the Merger closing were converted to equity awards of the Company. Pursuant to his letter agreement, upon any termination of Mr. Scudder's employment without "Cause" by the Company following the Merger or due to his death or disability or a resignation by Mr. Scudder for "Good Reason" (as those terms are defined in his First Midwest employment agreement), any such converted First Midwest equity awards that remained unvested would accelerate and vest in full.

Under his letter agreement, if either the Company terminates Mr. Scudder's service without "Cause" or he resigns for "Good Reason" before the end of the Service Period, any unpaid salary and annual bonus (based on target) and ungranted annual equity awards (based on prior year award dollar value) for the remainder of the Service Period would be required to be paid to him in cash, subject to his execution of a release in favor of the Company. In addition, upon any such early termination of the Service Period without Cause by the Company or upon a resignation by Mr. Scudder during the Service Period for Good Reason, any of his then outstanding, unvested Company equity awards would accelerate and vest in full, except that any such equity awards subject to a performance condition would remain subject to such condition.

In consideration of the compensation granted under his letter agreement, Mr. Scudder agreed to extend his non-competition provisions to last a period of five years following the Merger closing, and to expand the geographic scope of those provisions.

Letter Agreement with Mark G. Sander

Under his letter agreement, Mr. Sander agreed to serve as President and Chief Operating Officer of the Company following the Merger closing, reporting directly to the Chief Executive Officer, but not serve on the Board of Directors of the Company. Mr. Sander's letter agreement provided that the discontinuation of his role as a director of First Midwest and any other changes to his duties or responsibilities at the Merger closing would not constitute "Good Reason" (as defined in Mr. Sander's then applicable First Midwest employment agreement).

Pursuant to his letter agreement, and in lieu of any severance Mr. Sander would have been entitled to receive in connection with the Merger closing, the Company granted Mr. Sander a cash-based retention award equal to $3.55 million. In accordance with his letter agreement, 50% of that retention award was paid to him on February 15, 2023, and the remaining 50% was paid on February 15, 2024, the first and second anniversaries of the Merger closing, respectively, in each case less required tax withholdings.

As contemplated by the Merger Agreement, First Midwest equity awards granted to Mr. Sander that were outstanding at the time of the Merger were converted to equity awards of the Company. Mr. Sander's letter agreement provides that, upon any termination of his employment without "Cause" by the Company following the Merger or due to his death or disability or upon a resignation by Mr. Sander for "Good Reason," as such terms were defined in his prior First Midwest agreement, any such converted First Midwest equity awards that remained unvested would accelerate and vest in full.

Like the other NEOs (except for Mr. Scudder), Mr. Sander entered into new Employment and CRC Agreements with the Company effective as of June 28, 2023. His new Employment Agreement largely replaced and superseded his prior First Midwest employment agreement, but expressly preserved the terms from his letter agreement providing for his waiver of Good Reason relating to the First Midwest Merger, his retention bonus and the treatment of his equity awards outstanding at the Merger closing.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following scenarios take into account each termination of employment situation – voluntary resignation (including retirement), death or disability, discharge for Cause, discharge without Cause and resignation for Good Reason – both prior to and following a Change in Control of the Company (as such terms are defined in the applicable NEO employment or letter agreement). The narrative and tables below describe the severance or other additional amounts the Company would provide to the NEO or the NEO's beneficiaries as a result. These sections reflect certain assumptions we have made in accordance with applicable SEC rules: that the hypothetical termination of employment or Change in Control occurred on December 29, 2023; that restricted stock and performance share unit awards were then earned (even when vesting would be deferred until some later regular vesting date), based on target level performance in the case of performance share units; and that the value of a share of our common stock on that day was $16.89, which is the closing price of our stock as reported by Nasdaq on December 29, 2023, the last trading day of the year.

The descriptions below exclude payments and benefits that are not enhanced by a termination of employment or Change in Control. These payments and benefits, which are referred to in the following discussion as the NEO's "vested benefits," include:

- Base salary payable through the date of employment termination;

- Any other cash compensation earned through the date of termination but not paid, including any amounts earned and vested but not paid under our annual cash incentive program;

- Benefits accrued under our 401(k) Plan, in which all employees may participate;

- Accrued vacation pay, group health plan continuation and other similar amounts payable when employment terminates under programs applicable to our salaried employees generally;

- Balances accrued under our deferred compensation plans; and

- Service-based restricted stock and performance share units that have been earned and vested prior to the employment termination or Change in Control.

Proxy Statement

Voluntary Resignation; Retirement

Prior to an NEO achieving eligibility for retirement under our Equity Incentive Plan (age 55 with five years of service), we are not obligated to pay any amounts over and above vested benefits in the event of employment termination due to voluntary resignation. All unearned or unvested service-based restricted stock and performance share units will lapse and not vest.

In the event of an NEO's retirement, in addition to receiving vested benefits, the NEO will be treated as if he or she had continued employment through the end of the applicable service vesting or performance periods applicable to service-based restricted stock and performance share units awarded under our Equity Incentive Plan. Service-based restricted stock will continue to vest per its original schedule as if the NEO had remained employed. Any performance share units will be deemed earned (if performance conditions are met), and will be vested and paid out in shares, on the regular vesting date after the end of the performance period, also as if the NEO had remained employed for such period.

As of December 31, 2023, based upon age and years of service, Messrs. Scudder, Sander and Sandgren and Ms. Vanzo meet the requirements to qualify for retirement upon any voluntary resignation. The amount of the payments to Messrs. Scudder, Sander and Sandgren and Ms. Vanzo upon any such retirement-eligible voluntary resignation is set forth in the following table:

| | Restricted Stock | Performance Share Units | | Medical/Life & | |
| | | 2022-2024 | 2023-2025 | | |
Name	Unvested Awards	Performance Period	Performance Period	Outplacement	Total
Michael L. Scudder (1) (2)	—	—	— $	33,575 $	33,575
Mark G. Sander (2)	$ 936,145 $	436,319 $	463,614 $	132,054 $	1,968,132
James A. Sandgren	$ 584,512 $	309,813 $	326,906	— $	1,221,231
Kendra L. Vanzo	$ 301,520 $	159,594 $	171,180	— $	632,294

(1) Mr. Scudder would not be retirement eligible under his legacy First Midwest award agreements, which require the attainment of age 65. In addition, pursuant to his letter agreement, Mr. Scudder cannot voluntarily retire during his three-year Service Period. In a voluntary resignation without Good Reason, Mr. Scudder would forfeit his unvested Old National equity awards.

(2) The respective employment agreements of Messrs. Scudder and Sander provide that, following employment termination for any reason other than for Cause, the executive will be entitled to maintain health benefits coverage for himself, his spouse and age-eligible dependents on the same basis as if the executive's full-time employment continued until the executive and his spouse are Medicare eligible and the executive's dependents are no longer age eligible for coverage.

Death or Disability

In the event of an NEO's death, in addition to payment of the NEO's vested benefits, all unvested performance share units and service-based restricted stock will automatically vest. For any service-based restricted stock awards, the restriction period will be deemed to end on the date of death, resulting in accelerated vesting of any remaining unvested balance of the award as of that date. For any performance share unit awards, the performance share units covered by the award will be deemed earned at target and vested upon an NEO's death during the performance period. If an NEO dies after the end of the applicable performance period but before the subsequent regular vesting (and share distribution) date for that award, the NEO's beneficiary will be entitled to the greater of target performance or actual performance determined on the regular vesting date after the end of the performance period, as if the NEO had remained employed through such date.

In the event of an NEO's employment termination due to disability, in addition to payment of the NEO's vested benefits, the NEO will be treated as if he or she had continued employment through the end of the applicable service vesting or performance periods (and until the regular vesting date after the end of the performance period) for both service-based restricted stock and performance share units. Service-based restricted stock will continue to vest per its original schedule as if the NEO had remained employed. Any performance share units will be deemed earned (if performance conditions are met), and will be vested and paid out in shares, on the regular vesting date after the end of the performance period, also as if the NEO had remained employed for such period.

Name	Restricted Stock Awards		Performance Share Units		Retention Award Payments (1)	Medical/Life & Outplacement (2)	Total
	Number	Value	Number	Value			
James C. Ryan, III	118,056	$ 1,993,966	196,838	$ 3,324,594	—	—	$ 5,318,560
Michael L. Scudder	115,739	$ 1,954,832	177,154	$ 2,992,131	$ 2,700,000	$ 33,575	$ 7,680,538
Mark G. Sander	55,426	$ 936,145	53,282	$ 899,933	$ 1,775,000	$ 132,054	$ 3,743,132
James A. Sandgren	34,607	$ 584,512	37,698	$ 636,719	—	—	$ 1,221,231
Brendon B. Falconer	33,369	$ 563,602	37,084	$ 626,349	$ 125,000	—	$ 1,314,951
Kendra L. Vanzo	17,852	$ 301,520	19,584	$ 330,774	$ 125,000	—	$ 757,294

(1) The respective letter agreements of Messrs. Scudder and Sander and the respective award agreements of Mr. Falconer and Ms. Vanzo provide that any unpaid portion of their retention awards must be paid in a lump sum following the NEO's death or disability.

(2) The respective employment agreements of Messrs. Scudder and Sander provide that, following employment termination for any reason other than for Cause, the executive will be entitled to maintain health benefits coverage for himself, his spouse and age-eligible dependents on the same basis as if the executive's full-time employment continued until the executive and his spouse are Medicare eligible and the executive's dependents are no longer age eligible for coverage.

Termination for Cause

We are not obligated to pay any amounts over and above vested benefits if an NEO's employment is terminated for Cause. Under the Company's Employment Agreements with NEOs (other than Mr. Scudder), "Cause" generally includes the NEO's (i) material failure to perform the duties under his or her Employment Agreement, (ii) breach of a material term, condition or covenant of the NEO's Employment Agreement; (iii) act or failure to act constituting willful misconduct or gross negligence that is materially injurious to the Company or any of its affiliated companies or its business or reputation; (iv) material failure to comply with the Company's then effective Code of Business Conduct and Ethics, Code of Ethics for CEO and Senior Financial Officers or Employee Handbook, or the rules, procedures and policies of the Company or any affiliated company; (v) the requirement or direction of a federal or state regulatory agency or government authority with jurisdiction over the Company or any affiliated company that the NEO be removed from his or her position or an order by such government agency or authority seeking civil monetary penalties as a result of the NEO's past acts or omissions; and (vi) indictment, guilty plea or conviction of a felony or a lesser criminal offense involving dishonesty, breach of trust or moral turpitude. In certain of these situations, the Employment Agreements require written notice from the Company and a failure by the NEO to correct the failure or breach within 90 days after receiving such notice.

Under Mr. Scudder's First Midwest employment agreement that was assumed by the Company, "Cause" generally means the executive's (i) willful and continued failure to perform substantially the duties of his employment (for not less than 15 days after Company notice), (ii) engagement in illegal conduct, an act of dishonesty or gross misconduct relating to the performance of his duties, (iii) conviction of a crime involving moral turpitude, dishonesty, fraud, theft or financial impropriety (other than one based on vicarious liability solely as a result of his position with the Company), or (iv) willful violation of a material requirement of any applicable code of ethics or standards of conduct of the Company or his fiduciary duty to the Company. To be willful for such purposes, Mr. Scudder must have acted in bad faith or without a reasonable belief that his act or omission was in the best interests of the Company. To support an employment termination for Cause, the Company must give notice to Mr. Scudder of any acts constituting "Cause" and he must fail to remedy the situation within 15 days after his receipt of such notice.

Qualifying Termination (Termination without Cause or Resignation for Good Reason)

We are generally obligated to pay certain severance benefits to our NEOs in the event of a qualifying termination of their employment. A qualifying termination includes an involuntary termination of an NEO's employment without Cause or a resignation by such NEO for Good Reason, whether prior to or following a Change in Control of the Company.

Good Reason

As defined in the 2023 Employment Agreements, "Good Reason" generally includes: (i) a material reduction in the NEO's authority, duties or responsibilities with the Company; (ii) a reduction in the NEO's base salary or total compensation opportunity, other than one that affects similarly situated executives in substantially the same proportions; (iii) a material adverse change to the NEO's title, other than a change made in connection with broader organizational changes, restructuring or realignment that affects similarly situated executives in substantially the same manner; (iv) a change in the primary location at which the NEO is required to perform the duties of his or her employment to a location that is more than 50 miles from the location at which his or her office is located on the effective date of the Employment Agreement; or (v) the Company's breach of a material term, condition or covenant of the Employment Agreement. Mr. Ryan's employment agreement includes a definition of Good Reason with some additional elements, including one based on a change in his reporting relationship to someone other than the Company's Board of Directors. Under the 2023 Employment Agreements, a resignation for "Good Reason" requires that the NEO send the Company a written notice of his or her intent to invoke Good Reason within 60 days of the occurrence of the underlying conditions, and then afford the Company 30 days after receiving the NEO's notice to remedy such conditions. Should the Company fail to correct the conditions within the 30-day cure period, the NEO must resign for Good Reason within the next 30 days after the end of such period.

Mr. Scudder's First Midwest employment agreement also contains a "Good Reason" definition. That definition generally covers actions that result in a material diminution of his status, duties, authority, responsibilities, office location (more than 35 miles away) or compensation from those contemplated in that agreement, but as it is now modified by his letter agreement terms on his post-Merger roles, compensation and Service Period. This Good Reason definition contemplates similar notice to, and a 30-day cure opportunity by, the Company, but affords Mr. Scudder 90 days from the event believed to constitute Good Reason for his initial notice to the Company and a 90-day period following the end of the Company's cure period within which he may exercise a Good Reason resignation.

The respective letter agreements with Messrs. Ryan, Scudder, Sander and Sandgren contained waivers of Good Reason relating to certain senior organizational changes that occurred in connection with the Company's Merger with First Midwest. Those waivers were preserved in the Company's 2023 Employment Agreements with Messrs. Ryan, Sander and Sandgren.

Benefit Continuation

In addition to the severance payments described below, in a qualifying termination under the 2023 Employment Agreements (in both Change in Control and non-Change in Control situations), Messrs. Ryan, Sander, Sandgren and Falconer and Ms. Vanzo would receive the following benefits: (i) paid group medical coverage for the NEO and the NEO's spouse and dependents for a period of 24 months; (ii) 18 months of term life insurance coverage in substantially the same amount as provided to the NEO immediately before the NEO's employment termination; and (iii) 24 months of outplacement services.

Following an employment termination for any reason other than for Cause, Messrs. Scudder and Sander will continue to receive health benefits coverage for themselves, their spouse and their age-eligible dependents (and their spouse shall be entitled to maintain such coverage for herself and such eligible dependents in the event of the NEO's death) on the same basis as if the NEO's full-time employment continued until the NEO and his spouse are eligible for Medicare coverage and the NEO's dependents are no longer age eligible for coverage under the Company's group health insurance policy. In those circumstances, the NEO (or his spouse) would be required to pay the premium for such coverage on the same cost-sharing basis as applicable to active, full-time Company employees.

Non-Change in Control Severance

In a qualifying termination not related to a Change in Control, severance benefits under the Company's Employment Agreements with the NEOs (other than Mr. Scudder) would include: (i) an amount equal to the target annual cash bonus under the AICP for the calendar year in which the employment termination occurs, prorated for the period of the NEO's employment during that year ("Prorated Annual Bonus"); and (ii) an amount equal to two times target cash compensation (the sum of the NEO's annual base salary and target annual cash bonus for the year in which the employment termination occurs) for Messrs. Ryan, Sander, Sandgren and Falconer, and one times the same for Ms. Vanzo. Such non-Change in Control cash severance benefits generally are payable within 60 days after the NEO's employment termination date, subject to the NEO's provision within such 60-day period of a release of claims against the Company.

Per his letter agreement, Mr. Scudder would not be entitled to severance in the event of a qualifying termination during his three-year Service Period. In lieu of severance, Mr. Scudder would be entitled to receive the value of the compensation he would have earned during the remainder of his three-year Service Period had the termination not occurred. This would include remaining base pay, cash bonus and the cash value for ungranted equity awards through February 15, 2025. See "*Named Executive Officer Employment Agreements – Letter Agreements in Connection with the First Midwest Merger – Letter Agreement with Michael L. Scudder*."

Under the Company's 2023 award agreements under the Equity Incentive Plan, upon a qualifying termination of employment (not occurring within two years after a Change in Control), an NEO would be entitled to a pro rata portion of the award, determined based on the NEO's period of employment during and relative to the applicable restriction period (for restricted stock) or performance period (for performance share units), subject to the NEO's provision of a release of claims against the Company and, in the case of performance share units, the satisfaction of any performance conditions on the regular vesting date (as if the NEO had remained in the Company's employ through such date). For awards made prior to 2023 under the Equity Incentive Plan, upon such a qualifying termination of the NEO's employment, any then unvested portion of the award generally would be subject to forfeiture, unless the NEO was retirement eligible.

Name	Non-Change In Control Severance Payments		Retention and Other Award Payments	Restricted Stock 2021 - 2023 Unvested Awards	Performance Share Units		Medical/Life & Outplacement	Total ($)
	Base Salary	Short-Term Incentive			2022-2024 Performance Period	2023-2025 Performance Period		
James C. Ryan, III	$ 2,310,000	$ 2,887,500	—	285,589	— $	428,381 $	64,436	$ 5,975,906
Michael L. Scudder (1)	—	—	$ 8,038,432	$ 1,954,832 $	1,449,956 $	1,542,175 $	33,575	$13,018,970
Mark G. Sander (2)(3)	$ 1,500,000	$ 1,275,000	$ 1,775,000	$ 936,145 $	436,319 $	463,614 $	149,403	$ 6,535,481
James A. Sandgren (3)	$ 1,250,000	$ 1,062,500	—	$ 584,512 $	309,813 $	326,906 $	49,950	$ 3,583,681
Brendon B. Falconer (2)	$ 1,200,000	$ 960,000	$ 125,000	85,590	—	85,590 $	51,381	$ 2,507,561
Kendra L. Vanzo (2)(3)	$ 450,000	$ 292,500	$ 125,000	$ 301,520 $	159,594 $	171,180 $	41,711	$ 1,541,505

(1)   As noted above, Mr. Scudder's letter agreement provides that he would not be entitled to severance if his Company employment is terminated during his three-year Service Period. In lieu of severance, Mr. Scudder would receive the remaining value of the compensation he would have earned during his Service Period. The table above captures this remaining value (from January 1, 2024 through February 15, 2025), as well as the then unvested value (as of January 1, 2024) of the retention award granted per the terms of his letter agreement (with the second and final installment of such retention

award subsequently paid by the Company on February 15, 2024). As such, the compensation Mr. Scudder would receive for a qualifying termination is reduced as he comes closer to the end of his three-year Service Period.

(2)   The letter agreement of Mr. Sander and the respective award agreements of Mr. Falconer and Ms. Vanzo provide that any unpaid portion of their retention awards must be paid in a lump sum following a qualifying termination of the NEO's employment.

(3)   The values for the restricted stock and performance share units for Messrs. Sander and Sandgren and Ms. Vanzo in this table reflect their retirement eligibility under the Equity Incentive Plan.

Severance Following a Change in Control

In a qualifying termination that occurs within 24 months after a Change in Control (as defined in the Employment Agreements), the severance benefits would include: (a) a Prorated Annual Bonus; and (b) for Messrs. Ryan, Sander, Sandgren and Falconer, a lump sum amount equal to three times target cash compensation (in this Change in Control context, determined as described in the next sentence) and, for Ms. Vanzo, two times such target cash compensation. For purposes of this Change in Control severance, "target cash compensation" consists of the sum of: (i) the NEO's annual base salary (for the current year or, if greater, the year preceding the Change in Control); (ii) the target annual cash bonus for the year of employment termination (or, if greater, the average of the annual cash bonus amounts earned over the three years preceding the Change in Control); and (iii) an amount equal to 7.5% of the NEO's base salary on the employment termination date, representing the annual value of certain retirement benefits and executive benefit programs. These Change in Control cash severance benefits generally are payable within 60 days after the NEO's employment termination date, subject to the NEO's provision within such 60-day period of a release of claims against the Company.

As previously described, the respective letter agreements with Messrs. Ryan, Sander and Sandgren contained certain waivers relating to a Change in Control or Good Reason resulting from the First Midwest Merger and certain related organizational changes, and those waivers were preserved in their respective Employment Agreements. As a result, while each of those executives would be eligible for severance under his respective Employment Agreement if his employment was terminated by the Company without Cause or if he resigned for Good Reason, his eligibility to receive any enhanced severance following a Change in Control would require a qualifying change in control event that occurred subsequent to the closing of the First Midwest Merger.

Under his letter agreement, Mr. Scudder would not be entitled to severance in the event of a qualifying termination during his three-year Service Period with the Company, including any such qualifying termination following a Change in Control. In lieu of severance, Mr. Scudder would be entitled to receive the remaining value of the compensation he would have earned during his three-year Service Period had the employment termination not occurred.

Under the Company's Equity Incentive Plan, upon a qualifying termination within two years after a Change in Control, all outstanding service-based restrictions will lapse and vesting of all awards will be accelerated to the employment termination date, with any performance conditions applicable to performance share unit awards deemed to have been achieved at a target level.

	Change In Control Severance Payments		Retention and Other Award Payments	Restricted Stock 2021-2023 Unvested Awards	Performance Share Units		Medical/ Life & Outplacement	Total ($)
Name	Base Salary	Short-Term Incentive			2022-2024 Performance Period	2023-2025 Performance Period		
James C. Ryan, III	$ 3,465,000	$ 5,436,538	—	$ 1,993,966	$ 1,611,070	$ 1,713,524	$ 151,061	$ 14,371,159
Michael L. Scudder (1)	—	—	$ 8,038,432	$ 1,954,832	$ 1,449,956	$ 1,542,175	$ 33,575	$ 13,018,970
Mark G. Sander (2)(3)	$ 2,250,000	$ 2,115,455	$ 1,775,000	$ 936,145	$ 436,319	$ 463,614	$ 205,653	$ 8,182,186
James A. Sandgren (3)	$ 1,875,000	$ 2,328,922	—	$ 584,512	$ 309,813	$ 326,906	$ 96,825	$ 5,521,978
Brendon B. Falconer (2)	$ 1,800,000	$ 1,858,605	$ 125,000	$ 563,602	283,988	$ 342,360	$ 96,381	$ 5,069,936
Kendra L. Vanzo (2)(3)	$ 900,000	$ 770,961	$ 125,000	$ 301,520	$ 159,594	$ 171,180	$ 75,461	$ 2,503,716

(1)   As noted above, Mr. Scudder's letter agreement provides that he would not be entitled to severance if his Company employment is terminated during his three-year Service Period. In lieu of severance, Mr. Scudder would receive the remaining value of the compensation he would have earned during his Service Period. The table above captures this remaining value (from January 1, 2024 through February 15, 2025), as well as the unvested value (as of January 1, 2024) of the retention award granted per the terms of his letter agreement (with the second and final installment of such retention award subsequently paid by the Company on February 15, 2024). As such, the compensation Mr. Scudder would receive for a qualifying termination is reduced as he becomes closer to the end of his three-year Service Period.

(2)   The letter agreement of Mr. Sander and the respective award agreements of Mr. Falconer and Ms. Vanzo provide that any unpaid portion of their retention awards must be paid in a lump sum following a qualifying termination of the NEO's employment.

(3)   The values for the restricted stock and performance share units for Messrs. Sander and Sandgren and Ms. Vanzo in this table are the same as those reflected in a retirement scenario, given their retirement eligibility, but the vesting of all such awards would be accelerated upon a qualifying termination of their employment within two years after a Change in Control.

No Tax Gross-Ups

Under Internal Revenue Code Section 4999, a 20% excise tax is imposed on change in control payments that are "excess parachute payments" within the meaning of Section 280G(b)(1). In general, the excess parachute payment threshold above which excise taxes are imposed is 2.99 times the base amount (which is the average W-2 compensation over five years). The 2023 Employment Agreements do not contain tax gross-ups for any severance payments, including in connection with a Change in Control. If any Change in Control-related severance payments otherwise would be subject to the excise tax, the payments will be reduced to the safe harbor amount in a manner determined by the Company.

Restrictive Covenants

Under the 2023 CRC Agreements, the NEOs have agreed that any breach of their confidentiality, non-solicitation and non-competition covenants will result in the immediate forfeiture of (i) any remaining severance payments otherwise payable under their applicable employment or other agreements with the Company and (ii) any unvested Company equity awards, as well as require their repayment to the Company of any severance amounts received during any period any such NEOs were in breach of those covenants. Under his letter agreement, Mr. Scudder reaffirmed the continuing effectiveness of the comparable confidentiality, non-solicitation and non-competition covenants contained in his 2018 First Midwest confidentiality and restrictive covenants agreement, with such letter agreement amending the scope and length of his non-competition covenant, as described above.

Proxy Statement

CEO PAY RATIO

We believe our executive compensation program must be externally competitive and internally equitable to motivate our employees to create shareholder value. Our Compensation Committee monitors the relationship between the compensation of our executive officers and our non-executive team members. In this respect, the Compensation Committee considers the pay relationship based on target compensation opportunities as well as actual compensation received. A majority of our executive officers' pay is variable based on performance. As such, pay ratios can change materially from year to year.

For 2023,

- The median of the annual total compensation of all of our employees, other than Mr. Ryan, was $62,828.

- Mr. Ryan's annual total compensation, as shown in the Summary Compensation Table for 2023, was $6,523,511.

- Based on this information, the ratio of the annual total compensation of Mr. Ryan to the median of the annual total compensation of all employees is estimated to be 103.8 to 1.

- Mr. Ryan's target total direct compensation for 2023 was set by the Committee at $5,602,000. The ratio of this amount to our median employee's total compensation was 89.2 to 1.

In determining the median employee, a ranked list was prepared of all employees other than our Chief Executive Officer as of October 1, 2023 based on their W-2 compensation for 2023 (that is, their compensation reportable in Box 1 on Form W-2 as wages, salary, tips, bonuses and other compensation includable in the gross income of such employees for U.S. federal income tax purposes).

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who beneficially own more than 10% of the Company common stock to file with the SEC reports showing beneficial ownership of, and changes of beneficial ownership in, shares of the Company's common stock and other equity securities. On the basis of reports and representations submitted by the Company's directors, executive officers and greater-than-10% owners, the Company believes that all required Section 16(a) filings for fiscal year 2023 were timely made, except that the Company had one inadvertently late Form 4 filing for Ms. Angela Putnam on July 21, 2023 relating to a single transaction for the acquisition of beneficial ownership of 15,063 shares of Company common stock in the form of an April 1, 2023 restricted stock award by the Company.

PAY VERSUS PERFORMANCE

The Company believes in the importance of maintaining a strong link between executive pay and Company performance. The following disclosure is provided about the relationship between executive compensation actually paid (as defined by SEC rules) and the Company's performance with respect to certain financial metrics. For further information regarding the Company's compensation program, please see "*Compensation Discussion and Analysis*" beginning on page 44. The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by NEOs, including with respect to restricted stock or performance share awards. See "*Option Exercises and Stock Vested in 2023*" on page 71. In addition, the compensation actually paid to our CEO in the tables below includes a one-time, performance-based Merger integration award earned in 2022 (see Note 4 to the "*2023 Summary Compensation Table*"). Information in the tables below for 2020 and 2021 are prior to the Merger with First Midwest when the Company was approximately 50% of its asset size as compared to 2022 and 2023.

Year	Summary Compensation Table Total Comp. for CEO (1)	Compensation Actually Paid to CEO (3)	Average Summary Comp. Table Total Comp. for Non-CEO NEOs (2)	Average Compensation Actually Paid to Non-CEO NEOs (3)	Value of Initial Fixed $100 Investment Based On: Company Total Shareholder Return	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return (4)	Net Income	Adjusted One-Year ROATCE (5)
2023	$ 6,523,511	$ 6,231,205	$4,429,093	$4,195,237	$ 106.01	$ 115.64	$565,900,000	21.3%
2022	$11,657,989	$12,884,815	$4,162,215	$4,422,936	$ 108.69	$ 116.10	$414,169,000	21.1%
2021	$ 3,971,101	$ 4,414,151	$1,352,603	$1,504,898	$ 106.04	$ 124.74	$277,538,000	15.4%
2020	$ 3,708,472	$ 3,847,438	$1,250,625	$1,328,046	$ 93.93	$ 91.29	$226,409,000	14.6%

(1) The CEO for each year is James C. Ryan, III who began serving as our CEO in 2019.
(2) Non-CEO NEOs for 2022 and 2023 include Messrs. Scudder, Sandgren, Sander and Falconer.
Non-CEO NEOs for 2020 and 2021 include Messrs. Sandgren, Falconer and Jeffrey L. Knight and Ms. Vanzo.
(3) To calculate compensation actually paid for the CEO and the average non-CEO NEOs, the following adjustments were made to the Summary Compensation Table total compensation, calculated in accordance with the SEC methodology for determining compensation actually paid for each year shown, excluding rows that are not applicable for the years presented:

	2023 CEO	2023 Other NEOs Average	2022 CEO	2022 Other NEOs Average	2021 CEO	2021 Other NEOs Average	2020 CEO	2020 Other NEOs Average
Summary Compensation Table (SCT) Total	$ 6,523,511	$ 4,429,093	$ 11,657,989	$ 4,162,215	$ 3,971,101	$ 1,352,603	$ 3,708,472	$ 1,250,625
Deduct: grant date fair value of equity awards granted during fiscal year (FY)	$ 3,011,947	$ 1,273,391	$ 7,736,725	$ 2,030,809	$ 1,540,832	$ 371,607	$ 1,424,200	$ 378,303
Add: fair value (FV) as of FY-end of equity awards granted during the year that are outstanding and unvested as of FY-end	$ 2,940,592	$ 1,242,077	$ 8,122,095	$ 2,162,267	$ 1,587,472	$ 382,862	$ 1,198,673	$ 318,399
Add: change as of end of FY in FV of awards granted in any prior year that are outstanding and unvested as of FY-end	$ (335,439)	$ (146,058)	$ 692,721	$ 102,279	$ 242,043	$ 62,209	$ 261,685	$ 80,212
Add: change as of the vesting date (from end of prior FY) in FV for any equity awards granted in any prior year that vested during or at the end of the FY	$ (169,197)	$ (105,667)	$ 34,096	$ (6,661)	$ 112,394	$ 57,214	$ 64,863	$ 36,006
Add: value of dividends or other earnings paid on stock or option awards not otherwise included in SCT	$ 283,685	$ 49,183	$ 114,639	$ 33,645	$ 41,973	$ 21,616	$ 37,946	$ 21,107
Compensation Actually Paid	$ 6,231,205	$ 4,195,237	$ 12,884,815	$ 4,422,936	$ 4,414,151	$ 1,504,898	$ 3,847,438	$ 1,328,046

(4) The Company has chosen to use the KRX Index as its peer group for this "*Pay Versus Performance*" section.

(5) This non-GAAP financial measure (Adjusted One-Year ROATCE) excludes certain items, such as CECL Day 1 non-PCD provision expense, merger-related charges associated with completed and pending acquisitions, gain on sale of Visa Class B restricted shares, FDIC special assessment expense, gain on sale of health savings accounts, contract termination charges, property optimization charges, net securities losses and expenses related to the tragic April 10, 2023 event at our downtown Louisville location. The equivalent GAAP measure for one-year ROATCE was 20.2%, 16.3%, 14.9% and 13.3% for 2023, 2022, 2021 and 2020,

respectively. Reference is made to the non-GAAP reconciliation included in the Company's January 23, 2024 press release reporting its financial results for its 2023 fourth quarter and full year, which was included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on January 23, 2024.

Relationship Between Financial Performance and Compensation Actually Paid

Total Shareholder Return. On an individual year basis, the Company's TSR outperformed the KRX Index in 2020 and 2022. In 2021, the Company's TSR was impacted by the announcement of the Merger with First Midwest, which is typical for a period of time following the announcement of a transformational merger until such time as the financial performance is reported on a combined basis, even when financial metrics, such as ours, for the combined company are favorable. Given this context, the Company's TSR underperformed the KRX Index in 2021. In October 2023, we announced our acquisition of CapStar that, similar to 2021, contributed to our TSR for 2023 modestly underperforming the KRX Index.



Net Income. The Company achieved record adjusted net income in 2021, 2022 and 2023. For 2023, results were positively impacted by robust, broad-based total loan growth, net interest margin expansion, stable low-cost deposits, disciplined expense management and strong credit quality metrics. For 2020, even with the COVID-19 pandemic, the Company delivered strong net income results, primarily due to its commercial loan production, capital markets revenue and mortgage production, in addition to disciplined expense management and strong credit quality metrics. The Company does not currently use net income as one of its measures for its compensation decisions; however, net income is a key component of adjusted EPS, which is a measure used by the Company.



Adjusted One-Year ROATCE. The Company used adjusted one-year ROATCE as its company-selected measure. ROATCE is a key indicator of performance and correlates to higher valuations for common stock of publicly traded bank holding companies. In each of 2020, 2021, 2022 and 2023, the Company exceeded its adjusted ROATCE performance targets. Our one-year adjusted ROATCE for 2023 was in the top decile of the KRX Index.



Tabular List (Unranked)

The table below provides an unranked list of the most important financial measures used by the Company to link compensation actually paid (as defined by SEC rules) to the Company's performance in 2023. Each of these financial metrics was used in determining short and long-term incentive awards in 2023.

Adjusted One-Year EPS
Adjusted One-Year ROATCE
Three-Year Relative TSR
Three-Year Relative ROATCE

ITEM 2 – APPROVAL OF A NON-BINDING ADVISORY PROPOSAL ON NAMED EXECUTIVE OFFICER COMPENSATION

Proxy Statement

 **The Board unanimously recommends that shareholders vote "FOR" approval of a non-binding advisory proposal on the compensation of our Named Executive Officers.**

In accordance with applicable SEC requirements, we are seeking shareholder approval, on a non-binding, advisory basis, of the compensation of our NEOs as disclosed in this Proxy Statement. This proposal, commonly known as a say-on-pay proposal, provides our shareholders with the opportunity to endorse or not endorse our executive pay program through the following resolution:

> RESOLVED, that the shareholders advise that they approve the compensation of the Company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure includes the "*Compensation Discussion and Analysis*" and "*Compensation Tables*" sections of this Proxy Statement).

Based upon our most recent vote results relating to the frequency of our say-on-pay vote, we are providing shareholders with the opportunity to provide a say-on-pay advisory vote annually.

Because your vote is advisory, it will not be binding upon our Board. However, the Board and the Compensation Committee will take into account the results of the vote when making future executive compensation decisions.

We believe that our compensation practices are embedded in a pay-for-performance culture, are consistent with the practices of companies in our peer group and align our executives' interests with those of our shareholders.

We believe our CEO and executive team have successfully managed the Company in a competitive and ever-changing economic and banking environment. In 2023, the Company delivered exceptionally strong operating results. Highlights include the following:

- Record adjusted EPS* of $2.05 (5% year-over-year growth, which represents the top quartile of the KRX Index)

- Record adjusted net income* of $599 million (11% year-over-year growth, which represents the top quartile of the KRX Index)

- Record adjusted ROATCE* of 21.3% (top decile of the KRX Index)

- Record adjusted efficiency ratio* of 50.4% (top quartile of the KRX Index)

- Strong adjusted ROAA* of 1.28% (top quartile of the KRX Index)

- Strong year-over-year 17% growth in tangible book value per share (top quartile of the KRX Index)

- Strong year-over-year total loan growth of 6% (when the Company's loan sales are excluded, within the top quartile of the KRX Index)

- Continued strong credit discipline and credit quality, with net charge-offs** to average loans of 0.10%

- Maintained our peer leading high quality, low cost and granular deposit base, with year-over-year deposit growth of over 6% (top quartile of the KRX Index), average cost of deposits of 135 bps in 2023 (also top quartile of the KRX Index) and approximately 75% of core deposit tenures greater than 5 years

- Continued addition of important revenue-producing talent across business lines

- Continued commitment to our core values, our uncompromised integrity and the highest levels of ethics, dedication to the communities where we live and work and focus on our strong culture of collaboration, trust, inclusiveness and acceptance that empowers team members to flourish and be successful

Includes adjusted, non-GAAP financial measures that exclude certain items, such as CECL Day 1 non-PCD loans provision expense, merger-related charges associated with completed and pending acquisitions, gain on sale of Visa Class B restricted shares, FDIC special assessment expense, gain on sale of health savings accounts, contract termination charges, property optimization charges, net securities losses and expenses related to the tragic April 10, 2023 event at our downtown Louisville location. The equivalent GAAP measures for the non-GAAP measures referenced above are: EPS $1.94; Net Income: $566 million; ROATCE: 20.2%; ROAA: 1.21%; and Efficiency Ratio: 53.7%. Reference is made to the non-GAAP reconciliation included in the Company's January 23, 2024 press release reporting its financial results for its 2023 fourth quarter and full year, which was included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on January 23, 2024.

**Excludes PCD loans.*

Our Board of Directors recommends a vote FOR this resolution because it believes the practices described in the Compensation Discussion and Analysis section of this Proxy Statement are effective in achieving the Company's goals of rewarding strong financial performance, aligning our executives' long-term interests with those of our shareholders and retaining and incentivizing highly talented executives over long and productive careers.

Shareholders are encouraged to review the information provided in this Proxy Statement regarding the compensation of our NEOs in the section captioned "*Compensation Discussion and Analysis*" beginning on page 44.

ITEM 3 – RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 **The Board unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024.**

The Board proposes that our shareholders ratify the Audit Committee's appointment of Deloitte & Touche LLP ("Deloitte") as the independent registered public accounting firm for the Company and its subsidiaries for the fiscal year ending December 31, 2024. Although such ratification by the shareholders is not required, the Company deems it desirable to continue its established practice of submitting such selection to our shareholders. In the event the appointment of Deloitte is not ratified by shareholders, the Audit Committee will reconsider the appointment but may determine to retain Deloitte nonetheless. A representative of Deloitte will attend the virtual Annual Meeting and will have the opportunity to make a statement or respond to any questions that shareholders may have.

Deloitte served as the independent registered public accounting firm for the Company and its subsidiaries for the Company's fiscal year ended December 31, 2023, having been appointed by the Audit Committee on August 16, 2022. The report of Deloitte on the Company's consolidated audited financial statements as of and for the Company's fiscal year ended December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Crowe LLP served as the independent registered public accounting firm for the Company and its subsidiaries for the Company's prior fiscal year ended December 31, 2022. On August 16, 2022, the Audit Committee determined that it would not reappoint Crowe LLP as the Company's independent registered public accounting firm, effective immediately following the issuance of the Company's consolidated audited financial statements as of and for the fiscal year ended December 31, 2022 and the filing of the Company's related Annual Report on Form 10-K for such fiscal year. The report of Crowe LLP on such financial statements did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's fiscal year ended December 31, 2022, (i) there were no disagreements (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) between the Company and Crowe LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that, if not resolved to the satisfaction of Crowe LLP, would have caused it to make reference to the subject matter of the disagreements in any of its reports on such consolidated audited financial statements of the Company as of and for such fiscal year, and (ii) there were no reportable events (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

FEES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The table below sets forth the approximate fees for services rendered by Deloitte to the Company and its subsidiaries for the Company's fiscal year ended December 31, 2023, as well as for expenses incurred in connection with these services. The table also shows the fees for services provided by Crowe LLP to the Company and its subsidiaries for the fiscal year ended December 31, 2022, as well as related expenses.

	2023	2022
Audit Fees	$ 2,107,000	$ 2,874,500
Audit-Related Fees	$ 1,895	$ 69,000
Tax Fees	—	—
All Other Fees	—	—
Total	**$ 2,108,895**	**$ 2,943,500**

Audit Fees

Audit Fees consist of fees for professional services and related services rendered for (i) the audits of the Company's consolidated financial statements and its internal control over financial reporting as of December 31, 2023 and 2022, (ii) the limited reviews of the interim consolidated financial statements included in the Company's quarterly reports on Form 10-Q, (iii) the services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements and (iv) other services that generally only the independent registered public accounting firm can provide. These services included fees relating to the Merger with First Midwest in 2022, the audit of financial statements of Indiana Old National Insurance Company in 2023 and 2022, U.S. Department of Housing and Urban Development audits for 2023 and 2022 and consents in connection with registration statements filed by the Company with the SEC in 2023 and 2022.

Audit-Related Fees

For 2023, the Audit-Related Fees consisted of subscription fees the Company paid to Deloitte for an annual subscription to the online Deloitte Accounting Research Tool (DART). For 2022, they represented amounts the Company paid to Crowe LLP for providing SSAE 18 (SOC 1) examination services covering an examination of controls for First Midwest Bank's wealth management fiduciary services transaction processing.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted procedures for pre-approving all audit and non-audit services provided by the independent registered public accounting firm; all of the fees and services described above were pre-approved under these procedures. The Audit Committee also will pre-approve non-audit services that are permissible under the Sarbanes-Oxley Act of 2002 and the rules of the SEC on a case-by-case basis. The Audit Committee may delegate its approval authority to one or more of its members, provided that any such approvals are presented to the Audit Committee at a subsequent meeting.

Proxy Statement

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is comprised of six independent directors meeting the applicable requirements of the SEC and Nasdaq. Each member of the Audit Committee has the ability to read and understand financial statements as required by the Nasdaq listing requirements. Additionally, the Board has designated Thomas L. Brown, Ryan C. Kitchell and Stephen C. Van Arsdell as audit committee financial experts as defined by the SEC.

Audit Committee Responsibilities and Actions

The Audit Committee's key responsibilities are set forth in its charter, which has been approved by the Board and which is available on the Company's website. The principal responsibilities of the Audit Committee are, among others, to assist the Board in its oversight of:

(i) the integrity of the Company's financial statements and its financial reporting process;

(ii) the appointment, independence, qualifications and performance of the Company's independent registered public accounting firm;

(iii) the scope and results of the independent registered public accounting firm's audits and other services, if any;

(iv) the Company's system of internal controls over financial reporting;

(v) the services and performance of the Company's internal audit function;

(vi) the Company's actions in response to matters raised by the independent registered public accounting firm or the internal auditors; and

(vii) the Company's compliance with legal and regulatory requirements in relation to financial reporting.

The Audit Committee reviewed and discussed with management and Deloitte the Company's consolidated financial statements for the year ended December 31, 2023, as well as Deloitte's reports on its audit of such financial statements and the Company's internal control over financial reporting at December 31, 2023; discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; received the required written disclosures and the letter from Deloitte under applicable PCAOB standards regarding auditor independence; and discussed with Deloitte its independence.

The Audit Committee has established policies and procedures regarding the pre-approval of all services provided by the Company's independent registered public accounting firm; reviewed all proposed audit and non-audit services to be provided by the independent registered public accounting firm; considered whether such services are compatible with maintaining the independence of the independent registered public accounting firm; and pre-approved all such services prior to their performance.

While the Enterprise Risk Committee of the Board has primary oversight responsibility for the Company's regulatory compliance activities, the Audit Committee also monitors in an oversight capacity the Company's compliance with banking laws and regulations and other risk management activities that might raise material issues relating to the Company's financial statements, accounting policies or internal controls over financial reporting. In performing its oversight responsibilities, the Audit Committee relies on the expertise and knowledge of management, the independent registered public accounting firm and the internal auditors, as follows:

(i) Management is responsible for preparing the Company's financial statements in accordance with U.S. generally accepted accounting principles and for maintaining appropriate internal controls over financial reporting.

(ii) The Company's independent registered public accounting firm is responsible for conducting audits of the Company's financial statements and the Company's internal controls over financial reporting and rendering its reports thereon.

(iii) The Company's internal auditors are responsible for evaluating the adequacy and effectiveness of the Company's processes and system of internal controls to achieve the Company's stated goals and objectives.

It is not the duty of the Audit Committee to plan or conduct audits relating to the Company's financial statements or internal controls nor to conduct other types of audits, accounting reviews or similar procedures.

Sarbanes-Oxley Act of 2002

As required by the Sarbanes-Oxley Act of 2002, the Audit Committee has established procedures for the confidential submission of employee concerns regarding accounting, auditing or internal control matters. These procedures provide for appropriate monitoring and follow-up on any such matters submitted. In addition, the Company's Chief Audit Executive and Ethics Officer is charged with promptly reporting to the Audit Committee any matter of which she becomes aware involving any serious or potentially serious breach of the Company's Code of Business Conduct and Ethics or other Company policies involving any accounting or auditing matters, allegations of fraud or misconduct by senior management.

Conclusion

In reliance on the matters referred to above, the reports of management, the internal auditors and the independent registered public accounting firm and the representations of management, the Audit Committee recommended to the Board that the Company's audited financial statements as of and for the year ended December 31, 2023 be included in the Company's Annual Report on Form 10-K for the same year, as filed with the SEC.

Members of the Audit Committee

Stephen C. Van Arsdell, Chairperson
Thomas L. Brown
Daniel S. Hermann
Ryan C. Kitchell
Michael J. Small
Katherine E. White

Proxy Statement

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2025 ANNUAL MEETING

Proposals submitted by shareholders under SEC Rule 14a-8 to be presented at our 2025 annual meeting of shareholders must be received by the Company at its principal executive office no later than December 4, 2024 to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. Any such proposals must be received by our Corporate Secretary at P.O. Box 718, Evansville, Indiana 47705-0718 no later than December 4, 2024.

Proposals for director nominations and other proposals submitted by shareholders under our By-Laws outside of SEC Rule 14a-8 (but not necessarily included in our proxy statement for that meeting) in connection with our 2025 annual meeting of shareholders must comply with the requirements of our By-Laws and be received by the Company at its principal executive office no later than January 15, 2025. Any such nomination or proposal must be received by our Corporate Secretary at P.O. Box 718, Evansville, Indiana 47705-0718 no later than January 15, 2025.

All nominations of persons to serve as directors of the Company must be made in accordance with the requirements contained in our By-Laws. In addition to satisfying the requirements contained in the Company's By-Laws, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 of the Securities Exchange Act of 1934 no later than March 16, 2025.

ANNUAL REPORT

Upon written request, the Company will provide, without charge, a copy of the Company's annual report on Form 10-K filed with the SEC for the year ended December 31, 2023 to each shareholder who does not otherwise receive a copy. Requests should be addressed to:

Old National Bancorp
c/o Corporate Secretary
P. O. Box 718
Evansville, Indiana 47705-0718

OTHER MATTERS

The Board does not know of any matters for action by shareholders at our 2024 Annual Meeting other than the matters described in the accompanying Notice of Annual Meeting. However, the enclosed Proxy Card will confer upon the named proxies authority with respect to matters which are not known to the Board at the time of the printing of this Proxy Statement and which may properly come before the Annual Meeting. It is the intention of the persons named as proxies to vote pursuant to the Proxy Card with respect to such matters in accordance with their judgment.

It is important that Proxy Cards should be returned promptly. Shareholders are requested to complete, sign and return their Proxy Cards in order that a quorum for the Annual Meeting may be assured. You may also vote via the Internet or by telephone. If you do not vote via the Internet or by telephone, then your Proxy Card may be mailed in the enclosed envelope, to which no postage need be affixed.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number 001-15817

Old National Bancorp

(Exact name of the Registrant as specified in its charter)

Indiana	**35-1539838**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Main Street	**47708**
Evansville, Indiana	
(Address of principal executive offices)	(Zip Code)

(800) 731-2265
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	**ONB**	**NASDAQ Global Select Market**
Depositary Shares, each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series A	**ONBPP**	**NASDAQ Global Select Market**
Depositary Shares, each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series C	**ONBPO**	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates on June 30, 2023, was $4,029,030,047 (based on the closing price on that date of $13.94). In calculating the market value of securities held by non-affiliates of the registrant, the registrant has treated as securities held by affiliates as of June 30, 2023, voting and non-voting stock owned of record by its directors and principal executive officers, and voting and non-voting stock held by the registrant's trust department in a fiduciary capacity for benefit of its directors and principal executive officers. This calculation does not reflect a determination that persons are affiliates for any other purposes.

The number of shares outstanding of the registrant's common stock, as of January 31, 2024, was 292,704,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

OLD NATIONAL BANCORP
2023 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

GLOSSARY OF ABBREVIATIONS AND ACRONYMS

As used in this report, references to "Old National," "the Company," "we," "our," "us," and similar terms refer to the consolidated entity consisting of Old National Bancorp and its wholly-owned subsidiaries. Old National Bancorp refers solely to the parent holding company, and Old National Bank refers to Old National Bancorp's bank subsidiary.

The acronyms and abbreviations identified below are used throughout this report, including the Notes to Consolidated Financial Statements. You may find it helpful to refer to this page as you read this report.

ACH: Automated Clearing House
AOCI: accumulated other comprehensive income (loss)
AQR: asset quality rating
ASC: Accounting Standards Codification
ASU: Accounting Standards Update
ATM: automated teller machine
BBCC: business banking credit center (small business)
CapStar: CapStar Financial Holdings, Inc.
CECL: current expected credit loss
CFPB: Consumer Financial Protection Bureau
Common Stock: Old National Bancorp common stock, no par value
DTI: debt-to-income
FASB: Financial Accounting Standards Board
FDIC: Federal Deposit Insurance Corporation
FHLB: Federal Home Loan Bank
FHLBI: Federal Home Loan Bank of Indianapolis
FHTC: Federal Historic Tax Credit
FICO: Fair Isaac Corporation
First Midwest: First Midwest Bancorp, Inc.
GAAP: U.S. generally accepted accounting principles
LGD: loss given default
LIBOR: London Interbank Offered Rate
LIHTC: Low Income Housing Tax Credit
LTV: loan-to-value
N/A: not applicable
N/M: not meaningful
NASDAQ: NASDAQ Global Select Market
NMTC: New Markets Tax Credit
NOW: negotiable order of withdrawal
OCC: Office of the Comptroller of the Currency
PCD: purchased credit deteriorated
PD: probability of default
Renewable Energy: investment tax credits for solar projects
SEC: U.S. Securities and Exchange Commission
TDR: troubled debt restructuring

FORWARD-LOOKING STATEMENTS

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. These statements include, but are not limited to, descriptions of Old National's financial condition, results of operations, asset and credit quality trends, profitability and business plans or opportunities. Forward-looking statements can be identified by the use of the words "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "outlook," "plan," "potential," "predict," "should," and "will," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those in such statements, including, but not limited to: competition; government legislation, regulations and policies; the ability of Old National to execute its business plan; unanticipated changes in our liquidity position, including but not limited to changes in our access to sources of liquidity and capital to address our liquidity needs; changes in economic conditions and economic and business uncertainty which could materially impact credit quality trends and the ability to generate loans and gather deposits; inflation and governmental responses to inflation, including increasing interest rates; market, economic, operational, liquidity, credit, and interest rate risks associated with our business; our ability to successfully manage our credit risk and the sufficiency of our allowance for credit losses; the ability to complete, or any delays in completing, the pending merger (the "Merger") between Old National and CapStar, including the ability of CapStar to obtain the necessary approval by its shareholders and the ability to satisfy all of the closing conditions in the definitive merger agreement; the expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the Merger; the potential impact of future business combinations on our performance and financial condition, including our ability to successfully integrate the businesses and the success of revenue-generating and cost reduction initiatives; failure or circumvention of our internal controls; operational risks or risk management failures by us or critical third parties, including without limitation with respect to data processing, information systems, cybersecurity, technological changes, vendor issues, business interruption, and fraud risks; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities; disruptive technologies in payment systems and other services traditionally provided by banks; failure or disruption of our information systems; computer hacking and other cybersecurity threats; the effects of climate change on Old National and its customers, borrowers, or service providers; political and economic uncertainty and instability; the impacts of pandemics, epidemics, and other infectious disease outbreaks; other matters discussed in this report; and other factors identified in filings with the SEC. These forward-looking statements are made only as of the date of this report and are not guarantees of future results, performance, or outcomes.

Such forward-looking statements are based on assumptions and estimates, which although believed to be reasonable, may turn out to be incorrect. Therefore, undue reliance should not be placed upon these estimates and statements. We cannot assure that any of these statements, estimates, or beliefs will be realized and actual results or outcomes may differ from those contemplated in these forward-looking statements. Old National does not undertake an obligation to update these forward-looking statements to reflect events or conditions after the date of this report. You are advised to consult further disclosures we may make on related subjects in our filings with the SEC.

Investors should consider these risks, uncertainties, and other factors in addition to the factors under the heading "Risk Factors" included in this filing and our other filings with the SEC.

ITEM 1. BUSINESS

COMPANY PROFILE

Old National Bancorp, the financial holding company of Old National Bank, our wholly-owned banking subsidiary ("Old National Bank"), is incorporated in the state of Indiana, is the sixth largest Midwestern-headquartered bank by asset size with consolidated assets of $49.1 billion at December 31, 2023, and ranks among the top 30 banking companies headquartered in the United States. The Company's corporate headquarters and principal executive office are located in Evansville, Indiana with commercial and consumer banking operations headquartered in Chicago, Illinois. Through our wholly-owned banking subsidiary and non-bank affiliates, we provide a wide range of services primarily throughout the Midwest region and elsewhere, including commercial and consumer loan and depository services, private banking, capital markets, brokerage, wealth management, trust, investment advisory, and other traditional banking services.

THE BANK

Old National Bank traces its roots to 1834 and at December 31, 2023, operated 258 banking centers located primarily throughout the Midwestern United States, including Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, and Wisconsin. Each of the banking centers of Old National Bank provides a group of similar community banking services, including such products and services as commercial, real estate, and consumer loans; deposits; and private banking, capital markets, brokerage, wealth management, trust, and investment advisory services. The individual banking centers located throughout our Midwest footprint have similar operating and economic characteristics.

We earn interest income on loans as well as fee income from the origination of loans. Lending activities include loans to individuals, which primarily consist of home equity lines of credit, residential real estate loans, and consumer loans, and loans to commercial clients, which include commercial loans, commercial real estate loans, agricultural loans, letters of credit, and lease financing. Residential real estate loans are either kept in our loan portfolio or sold to secondary investors, with gains or losses from the sales being recognized.

We strive to serve individuals and commercial clients by providing depository services that fit their needs at competitive rates. We pay interest on interest-bearing deposits and receive service fee revenue on various accounts. Deposit accounts include products such as noninterest-bearing demand, interest-bearing checking and NOW, savings and money market, and time deposits. Debit and ATM cards provide clients with access to their accounts 24 hours a day at any ATM location. We also provide 24-hour telephone access and online banking as well as other electronic and mobile banking services.

In addition to providing lending and deposit services, we offer comprehensive wealth management, trust, investment advisory, and foreign currency services. For businesses, we provide treasury management, merchant, and capital markets services as well as community development lending and equity investment solutions intended to produce jobs and revitalize our communities.

HUMAN CAPITAL RESOURCES

At December 31, 2023, we employed 3,940 full-time equivalent team members. Old National respects, values, and welcomes diversity in our team members, clients, suppliers, and marketplace. We seek to maintain an inclusive environment and recognize the unique contribution each individual brings to our Company, and we are fully committed to supporting a rich culture of diversity as a cornerstone to our success. At December 31, 2023, our team members were approximately 67% women and approximately 25% people of color. Old National provides professional development opportunities to team members and seeks to improve retention, development, and job satisfaction of team members from diverse groups by providing career skills training, peer mentoring, and opportunities to interact with senior leaders. Our Structured Leadership Development Programs, Associate and Community Engagement Teams, Impact Networks, and the ONUniversity training and development center are among the many programs designed to drive Old National employee development and engagement.

To attract and retain our group of skilled team members, Old National provides a competitive total rewards package, which includes base pay, incentive opportunities, and benefits. Our strong, comprehensive benefits package includes health insurance and wellness coverages, a retirement plan with company matching contributions, other welfare plan

FORM 10-K

coverages, paid time off, and paid leave benefits. In addition to our standard benefits, our team members have access to dedicated healthcare clinics and alternative work schedules for maternity, paternity, and foster-care leave.

Old National team members consistently strive to make a positive difference in the communities we serve. Old National team members actively share their talents in their communities through volunteer activities in education, economic development, human and health services, and Community Reinvestment. We have a program that allows each team member to be paid up to 24 hours per year, with supervisory approval, to volunteer for activities in their community during normal work hours. Under that program, team members logged over 57,000 volunteer hours during 2023 in support of 2,400 organizations. Team member volunteers are recognized for their efforts on our corporate portal. Team members with 25 hours or more of service each year are recognized annually by executive management.

MARKET AREAS SERVED

Since our founding, Old National has focused on community and commercial banking by building long-term, highly valued partnerships with clients in our Midwest region. We have continued to expand our footprint through strategic mergers and acquisitions, and we are now the sixth largest bank headquartered in the Midwest by assets.

The following table reflects information on the top markets we currently serve.

Metropolitan Statistical Area	Deposits as a Percent of Old National Bank Franchise (%)	Deposits Per Branch ($M)	2020-2024 Population Change (%)	2024-2029 Projected Population Change (%)	2024 Median Household Income ($)	2024-2029 Projected Household Income Change (%)
Chicago-Naperville-Elgin, IL-IN-WI	43.3	177.7	(2.1)	0.1	85,119	8.4
Evansville, IN-KY	10.5	255.3	0.1	1.2	67,796	8.7
Minneapolis-St. Paul-Bloomington, MN-WI	9.9	125.2	1.3	2.7	94,405	7.4
Indianapolis-Carmel-Anderson, IN	5.3	91.5	2.8	4.0	76,586	12.5
Milwaukee-Waukesha, WI	3.5	210.2	(1.0)	0.3	74,071	9.7
Madison, WI	2.4	79.6	2.4	3.8	84,987	8.3
Bloomington, IN	2.1	150.2	0.2	1.2	57,755	7.4
National average			**1.4**	**2.4**	**75,874**	**10.1**
Weighted average total Old National Bank			**(0.7)**	**1.0**	**78,604**	**8.8**

Source: S&P Global Market Intelligence. Deposit data as of June 30, 2023.

STRATEGIC TRANSACTIONS

Since forming our holding company in 1982, we have acquired over 50 financial institutions and other financial services businesses. Old National assesses possible mergers, acquisitions, and divestitures based on a disciplined financial evaluation process and expects that future mergers, acquisitions, and divestitures will be consistent with our existing basic banking strategy, which focuses on community banking, client relationships, and consistent quality earnings. Targeted geographic markets for mergers and acquisitions include markets with average to above average growth rates.

We anticipate that, as with previous mergers and acquisitions, the consideration paid by us in future mergers and acquisitions may be in the form of cash, debt, or Old National stock, or a combination thereof and may reflect a premium to the target's then-market value. The amount and structure of such consideration is based on reasonable growth and cost savings assumptions and a thorough analysis of the impact on both long- and short-term financial results.

Our ability to engage in certain transactions depends on the bank regulators' views at the time as to the capital levels, quality of management, and overall condition of Old National, in addition to their assessment of a variety of other factors, including our compliance with law and regulations.

On February 15, 2022, Old National completed its previously announced merger of equals transaction with First Midwest pursuant to an agreement and plan of merger, dated as of May 30, 2021, to combine in an all-stock transaction. The merger of equals of Old National and First Midwest partnered two highly compatible organizations with over 270 combined years of service and a shared relationship banking focus, consistent business models and credit cultures, and an unwavering commitment to community. The combined organization has operations in six of the largest Midwestern metropolitan areas, strong commercial banking capabilities, a robust retail footprint, a significant wealth management platform, and an enhanced ability to attract top talent and deliver superior financial performance.

On October 26, 2023, Old National announced that it entered into a definitive merger agreement pursuant to which Old National will acquire CapStar and its wholly-owned subsidiary, CapStar Bank, in an all-stock transaction. As of September 30, 2023, CapStar had approximately $3.3 billion of total assets, $2.3 billion of total loans, and $2.8 billion of deposits. Under the terms of the merger agreement, each outstanding share of CapStar common stock will be converted into the right to receive 1.155 shares of Old National common stock, valuing the transaction at approximately $344.4 million, or $16.64 per share, based on Old National's 30-day volume weighted average closing stock price ending October 25, 2023, the day prior to execution of the merger agreement. The transaction value is likely to change until closing due to fluctuations in the price of Old National common stock. The definitive merger agreement has been approved by the Board of Directors of each company. The transaction is anticipated to close in the second quarter of 2024 subject to the approval of CapStar shareholders.

Divestitures

On November 18, 2022, Old National Bank completed the sale of Old National's business of acting as a qualified custodian for, and administering, health savings accounts. Old National served as custodian for health savings accounts comprised of both investment accounts and deposit accounts. At closing, the health savings accounts held in deposit accounts that were transferred totaled approximately $382 million and the transaction resulted in a $90.7 million pre-tax gain in 2022.

During the fourth quarter of 2022, Old National initiated certain property optimization actions that included the closure and consolidation of certain branches as well as other real estate repositioning across our footprint. These actions resulted in pre-tax charges of $26.8 million in 2022 and $1.6 million in 2023 recorded in noninterest expense that are associated with valuation adjustments related to these locations.

COMPETITION

The banking industry and related financial service providers operate in a highly competitive market. Old National competes with financial service providers such as other commercial banks, savings and loan associations, credit unions, mortgage banking firms, Financial Technology, or "FinTech," companies, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, and other financial services providers.

Many of our competitors are financial institutions that are larger than we are and have substantially greater resources than we do. Some of our nonfinancial institution competitors may have fewer regulatory constraints, broader geographic service areas, greater capital, and, in some cases, lower cost structures. In addition, competition for quality clients has intensified as a result of changes in regulation, mergers and acquisitions, advances in technology and product delivery systems, and consolidation among financial service providers.

SUPERVISION AND REGULATION

Old National is subject to extensive and comprehensive regulation under federal and state laws. The regulatory framework is intended primarily for the protection of depositors, federal deposit insurance funds, and the banking system as a whole and not for the protection of shareholders or non-depository creditors.

Significant elements of certain laws and regulations applicable to Old National and its subsidiaries are described below. Applicable statutes, regulations, and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies and are subject to change. Old National is unable to predict changes in applicable laws or regulations, or in their interpretation and application by regulatory agencies and other governmental authorities, and any such change could have a material effect on our business.

Old National Bancorp is registered as a bank holding company and has elected to be a financial holding company. As a bank holding company and financial holding company, Old National Bancorp is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and is required to file reports with the Federal Reserve and to provide the Federal Reserve any additional information it may require. As a national bank, Old National Bank is subject to primary regulation, supervision, and examination by the Office of the Comptroller of the Currency ("OCC").

Bank Holding Company Regulation. Generally, the BHC Act governs the acquisition and control of banks and non-banking companies by bank holding companies. The BHC Act also regulates the business activities of bank holding companies and their non-bank subsidiaries.

The BHC Act, the Bank Merger Act, and other federal and state statutes regulate acquisitions of commercial banks and their holding companies. The BHC Act requires the prior approval of the Federal Reserve for the direct or indirect acquisition by a bank holding company of more than 5.0% of the voting shares of a commercial bank or its holding company. Under the BHC Act or the Bank Merger Act, the prior approval of the Federal Reserve or other appropriate bank regulatory authority is required for a bank holding company to acquire control of another bank or for a member bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's managerial and financial resources, the applicant's performance record under the Community Reinvestment Act of 1977, as amended (the "CRA") and its compliance with law, including fair housing laws and other consumer protection laws, and the effectiveness of the subject organizations in combating money laundering activities.

In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. In addition, bank holding companies that qualify and elect to be financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve), without prior approval of the Federal Reserve. Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments, among others.

To maintain financial holding company status, a financial holding company and all of its depository institution subsidiaries must be "well capitalized" and "well managed." A depository institution subsidiary is considered to be "well capitalized" if it satisfies the requirements for this status discussed in "Prompt Corrective Action" below. A depository institution subsidiary is considered "well managed" if it received a composite rating and management rating of at least "satisfactory" in its most recent examination. A financial holding company's status will also depend upon it maintaining its status as "well capitalized" and "well managed" under applicable Federal Reserve regulations. If a financial holding company ceases to meet these capital and management requirements, the BHC Act and the Federal Reserve's regulations provide that the financial holding company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. Until the financial holding company returns to compliance, the Federal Reserve may impose limitations or conditions on the conduct of its activities, and the company may not commence any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve. If the company does not return to compliance within 180 days, the Federal Reserve may require divestiture of the holding company's depository institutions. Bank holding companies and banks must also be both well capitalized and well managed in order to acquire banks located outside their home state.

In order for a financial holding company to commence any new activity permitted by the BHC Act or to acquire a company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent examination under the CRA.

The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Source of Strength. Federal Reserve policy and regulations and federal law require bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, a bank holding company is expected to commit financial resources to support its bank subsidiary even at times when the holding company may not be in a financial position to provide such resources or when the holding company may not be inclined to provide it. Any loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

Financial Privacy. Under the Gramm-Leach-Bliley Act of 1999 ("GLB Act"), a financial institution may not disclose non-public personal information about a consumer to unaffiliated third-parties unless the institution satisfies various disclosure requirements and the consumer has not elected to opt out of the information sharing. The financial institution must provide its clients with a notice of its privacy policies and practices. The Federal Reserve, the FDIC, and other financial regulatory agencies issued regulations implementing notice requirements and restrictions on a financial institution's ability to disclose non-public personal information about consumers to unaffiliated third-parties.

In addition, privacy and data protection are areas of increasing state legislative focus, and a number of states have enacted consumer privacy laws that impose significant compliance obligations with respect to personal information. Similar laws may in the future be adopted by states where the Company and Old National Bank do business. Furthermore, privacy and data protection areas are expected to receive additional attention at the Federal level. The potential effects of state or Federal privacy and data protection laws on the Company's business cannot be determined at this time and will depend both on whether such laws are adopted by states in which the Company does business and/or at the Federal level and the requirements imposed by any such laws.

Bank Secrecy Act and the USA Patriot Act. The U.S. Bank Secrecy Act ("BSA") and USA PATRIOT Act require financial institutions to develop programs to prevent them from being used for, and to detect and deter, money laundering, terrorist financing, and other illegal activities. If such activities are detected or suspected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of clients seeking to open new accounts and monitoring these accounts on an ongoing basis to ensure that such accounts are not used for illegal purposes. Failure to comply with these requirements could have serious financial, legal, and reputational consequences, including the imposition of civil money penalties, cease and desist orders, or causing applicable bank regulatory authorities not to approve merger or acquisition transactions or to prohibit transactions even if approval is not required.

In January 2021, the Anti-Money Laundering Act of 2020 ("AMLA"), which amends the BSA, was enacted. Among other things, the AMLA codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the U.S. Department of the Treasury to promulgate priorities for anti-money laundering and countering the financing of terrorism policy; requires the development of standards by the U.S. Department of the Treasury for testing technology and internal processes for BSA compliance; expands enforcement- and investigation-related authority, including a significant expansion in the available sanctions for certain BSA violations; and expands BSA whistleblower incentives and protections. Many of the statutory provisions in the AMLA will require additional rulemaking, reports and other measures, and the impact of the AMLA will depend on, among other things, rulemaking and implementation guidance. In June 2021, the Financial Crimes Enforcement Network, a bureau of the U.S. Department of the Treasury, issued the priorities for anti-money laundering and countering the financing of terrorism policy, which is required under the AMLA. The priorities include: corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking and proliferation financing.

Office of Foreign Assets Control Regulation. The U.S. imposes economic sanctions that affect transactions with designated foreign countries, nationals, and others. These sanctions are administered by the U.S. Treasury's Office of Foreign Assets Control ("OFAC"). These sanctions include: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country, and (ii) blocking assets in which the government or specially designated nationals of the sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off, or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious financial, legal, and reputational consequences for the institution, including the imposition of civil money penalties, or causing applicable bank regulatory authorities not to approve merger or acquisition transactions.

Consumer Financial Protection. Old National Bank is subject to laws designed to protect consumers and prohibit unfair or deceptive business practices, including the Equal Credit Opportunity Act, the Fair Housing Act, the Home Ownership Protection Act, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions

Act of 2003 ("FACT Act"), the GLB Act, the Truth in Lending Act, the CRA, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act and applicable state law counterparts. These and other laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive, and abusive practices and subject us to substantial regulatory oversight. Violations of applicable consumer protection laws can result in reputational damage and potential liability from litigation brought by customers, including actual damages, restitution, and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions or prohibit such transactions even if approval is not required.

In addition, the CFPB has a broad mandate to prohibit unfair, deceptive or abusive acts and practices, is specifically empowered to require certain disclosures to consumers and draft model disclosure forms and is responsible for making rules and regulations under the federal consumer protection laws relating to financial products and services. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets, as well as their affiliates, and can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial laws in order to impose a civil penalty or injunction. Banking regulators take into account compliance with consumer protection laws when considering approval of a proposed acquisition transaction.

On October 19, 2023, the CFPB proposed a new rule that would require a provider of payment accounts or products, such as a bank, to make data available to consumers upon request regarding the products or services they obtain from the provider. Any such data provider would also have to make such data available to third parties, with the consumer's express authorization and through an interface that satisfies formatting, performance and security standards, for the purpose of such third parties providing the consumer with financial products or services requested by the consumer. Data that would be required to be made available under the rule would include transaction information, account balance, account and routing numbers, terms and conditions, upcoming bill information, and certain account verification data. The proposed rule is intended to give consumers control over their financial data, including with whom it is shared, and encourage competition in the provision of consumer financial products or services. For banks with at least $850 million and less than $50 billion in total assets, compliance with the proposed rule's requirements would be required approximately two and a half years after adoption of the final rule. For banks with at least $50 billion and less than $500 billion in total assets, which could include Old National Bank by the time a final rule is issued, compliance with the proposed rule's requirements would be required approximately one year after adoption of the final rule.

On January 17, 2024, the CFPB proposed a rule that would significantly reform the regulatory framework governing overdraft practices applicable to banks such as Old National Bank that have more than $10 billion in assets. The proposed rule would modify or eliminate several long-standing exclusions from requirements generally applicable to consumer credit that previously exempted certain overdraft practices. The proposal would also generally require banks to restructure many overdraft fees, overdraft lines of credit, and other overdraft practices as separate consumer credit accounts that would be subject to those requirements. These changes to the regulatory framework could result in Old National Bank, among other things, facing higher compliance costs in charging overdraft fees, experiencing a decreased ability to recover amounts extended as overdraft protection, reducing the availability of overdraft protection, and/or charging lower overdraft fees.

Interchange Fees. Old National Bank is subject to interchange fee limitations that establish a maximum permissible interchange fee for many types of debit interchange transactions that is equal to no more than 21 cents per transaction plus five basis points multiplied by the value of the transaction. Interchange fees, or "swipe" fees, are charges that merchants pay to card-issuing banks, such as Old National Bank, for processing electronic payment transactions. Additional Federal Reserve rules allow a debit card issuer to recover one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements.

In October 2023, the Federal Reserve proposed amendments to its rules on interchange fees. The proposed changes would establish a maximum permissible interchange fee of no more than 14.4 cents per transaction plus four basis points multiplied by the value of the transaction. The fraud prevention adjustment would be increased to 1.3 cents per transaction. The proposed rule would also establish an automatic update of the interchange fee cap every other year based on a survey of debit card issuers.

Capital Adequacy.

Capital Requirements. Old National Bancorp and Old National Bank are each required to comply with certain risk-based capital and leverage requirements under capital rules adopted by the Federal Reserve, the OCC, and the FDIC (the "Basel III Capital Rules"). These rules implement the Basel III framework set forth by the Basel Committee on Banking Supervision (the "Basel Committee") as well as certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

The Basel III Capital Rules define qualifying capital instruments and specify minimum amounts of capital as a percentage of assets that banking organizations are required to maintain. Under the Basel III Capital Rules, risk-based capital ratios are calculated by dividing Common Equity Tier 1 ("CET1") capital, Tier 1 capital and total risk-based capital, respectively, by risk-weighted assets. Assets and off-balance sheet credit equivalents are assigned a risk weight based primarily on supervisory assessments of relative credit risk.

Under the Basel III Capital Rules, the Company and Old National Bank are each required to maintain the following:

- A minimum ratio of CET1 to risk-weighted assets of 4.5%, plus a 2.5% "capital conservation buffer" that is composed entirely of CET1 capital (effectively resulting in a minimum ratio of CET1 to risk-weighted assets of 7.0%).
- A minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the capital conservation buffer (effectively resulting in a minimum Tier 1 capital ratio of 8.5%).
- A minimum ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets of 8.0%, plus the capital conservation buffer (effectively resulting in a minimum total capital ratio of 10.5%).
- A minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum, but below the conservation buffer, will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall and the institution's "eligible retained income" (that is, the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) average net income over the preceding four quarters).

The Basel III Capital Rules also provide for a number of deductions from and adjustments to CET1 capital. As a "non-advanced approaches" firm under the Basel III Capital Rules, the Company is subject to rules that provide for simplified capital requirements relating to the threshold deductions for mortgage servicing assets, deferred tax assets arising from temporary differences that a banking organization could not realize through net operating loss carry backs, and investments in the capital of unconsolidated financial institutions, as well as the inclusion of minority interests in regulatory capital.

The Company and Old National Bank, as non-advanced approaches banking organizations under the Basel III Capital Rules, made a one-time permanent election to exclude the effects of certain AOCI items included in shareholders' equity under GAAP in determining regulatory capital ratios.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms. Among other things, these standards revise the Basel Committee's standardized approach for credit risk (including the recalibration of risk weights and introducing new capital requirements for certain "unconditionally cancellable commitments," such as unused credit card lines of credit) and provide a new standardized approach for operational risk capital. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches banking organizations, and therefore not to the Company or Old National Bank.

On July 27, 2023, the federal banking regulators proposed revisions to the Basel III Capital Rules to implement the Basel Committee's 2017 standards and make other changes to the Basel III Capital Rules. The proposal introduces revised credit risk, equity risk, operational risk, credit valuation adjustment risk, and market risk requirements, among other changes. However, the revised capital requirements of the proposed rule would not apply to the Company or Old National Bank because they have less than $100 billion in total consolidated assets and trading assets and liabilities below the threshold for market risk requirements.

Prompt Corrective Action. The Federal Deposit Insurance Act (the "FDIA") requires the federal banking agencies to take "prompt corrective action" for depository institutions that do not meet the minimum capital requirements described above. The FDIA includes the following five capital categories: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An insured depository institution is considered:

- "Well-capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a CET1 capital ratio of 6.5% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure.
- "Adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a CET1 capital ratio of 4.5% or greater, and a leverage ratio of 4.0% or greater and is not "well-capitalized."
- "Undercapitalized" if the institution has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a CET1 capital ratio of less than 4.5%, or a leverage ratio of less than 4.0%.
- "Significantly undercapitalized" if the institution has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a CET1 capital ratio of less than 3.0% or a leverage ratio of less than 3.0%.
- "Critically undercapitalized" if the institution's tangible equity is equal to or less than 2.0% of average quarterly tangible assets.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating for certain matters. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes. As of December 31, 2023, Old National Bank's capital ratios were all in excess of the minimum requirements for "well-capitalized" status.

The federal banking regulators must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions that are less than adequately capitalized, with supervisory actions progressively becoming more punitive as the institution's capital category declines. Supervisory actions include: (i) restrictions on payment of capital distributions and management fees, (ii) requirements that a federal bank regulator monitor the condition of the institution and its efforts to restore its capital, (iii) submission of a capital restoration plan, (iv) restrictions on the growth of the institution's assets and (v) requirements for prior regulatory approval of certain expansion proposals. A bank that is "critically undercapitalized" will be subject to further restrictions and generally will be placed in conservatorship or receivership within 90 days.

The FDIA prohibits an insured depository institution from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank's normal market area or nationally (depending upon where the deposits are solicited), unless it is well-capitalized or is adequately capitalized and receives a waiver from the FDIC. A depository institution that is adequately capitalized and accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market areas.

The FDIA's prompt corrective action provisions apply only to depository institutions, and not to bank holding companies. Under the Federal Reserve's regulations, a bank holding company is considered "well capitalized" if the bank holding company (i) has a total risk based capital ratio of at least 10%, (ii) has a Tier 1 risk-based capital ratio of at least 6%, and (iii) is not subject to any written agreement order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. Although prompt corrective action regulations apply only to depository institutions and not to bank holding companies, a bank that is required to submit a capital restoration plan generally must concurrently submit a performance guarantee by its parent holding company. The liability of the parent holding company under any such guarantee is limited to the lesser of five percent of the bank's assets at the time it became "undercapitalized" or the amount needed to comply.

Dividends Limitations. A substantial portion of Old National Bancorp's revenue is derived from dividends paid to it by Old National Bank. Under OCC regulations, national banks generally may not declare a dividend in excess of the bank's undivided profits or, absent OCC approval, if the total amount of dividends declared by the national bank in any calendar year exceeds the total of the national bank's retained net income year-to-date combined with its retained net income for the preceding two years. National banks also are prohibited from declaring or paying any dividend if, after making the dividend, the national bank would be considered "undercapitalized" (as defined by reference to other OCC regulations). The OCC has the authority to use its enforcement powers to prohibit a national bank, such as Old National Bank, from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Further, Old National Bank's ability to pay dividends is restricted if it does not maintain the capital conservation buffer described under "—Capital Adequacy—Capital Requirements" above.

In addition, the FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized" as described under "—Capital Adequacy—Prompt Corrective Action" above.

Transactions with Affiliates. Any transactions between Old National Bank and its subsidiaries and Old National Bancorp or any other subsidiary of Old National Bancorp are regulated under federal banking law. The Federal Reserve Act imposes quantitative and qualitative requirements and collateral requirements on covered transactions by Old National Bank with, or for the benefit of, its affiliates, and generally requires those transactions to be on terms at least as favorable to Old National Bank as would be a transaction conducted between unaffiliated third-parties. Covered transactions are defined by statute to include:

- A loan or extension of credit.
- A purchase of securities issued by an affiliate.
- A purchase of assets from an affiliate, unless otherwise exempted by the Federal Reserve.
- Certain derivative transactions that create a credit exposure to an affiliate.
- The acceptance of securities issued by an affiliate as collateral for any loan.
- The issuance of a guarantee, acceptance, or letter of credit on behalf of or for the benefit of an affiliate.

In general, any such transaction by Old National Bank or its subsidiaries must be limited to certain thresholds on an individual and aggregate basis and, credit transactions with, or for the benefit of, an affiliate must be secured by designated amounts of specified collateral.

Federal law also limits Old National Bank's authority to extend credit to its directors, executive officers, and stockholders who own more than 10% of Common Stock, as well as to entities controlled by such persons. Among other things, any such extension of credit is required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. In addition, the terms of such extensions of credit may not involve more than the normal risk of non-repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons individually and in the aggregate.

Community Reinvestment Act. The CRA requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practices. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low-income and moderate-income individuals and small businesses in those communities. Federal and state regulators conduct CRA examinations on a regular basis to assess the performance of financial institutions and assign one of four ratings to the institution's record of meeting the credit needs of its community. Bank regulators take into account CRA ratings when considering approval of a proposed merger or acquisition. Old National Bank received a rating of "satisfactory" in its latest CRA examination.

In October 2023, the OCC, together with the Federal Reserve and FDIC, issued a joint final rule to modernize the CRA regulatory framework. The final rule is intended, among other things, to adapt to changes in the banking industry, including the expanded role of mobile and online banking, and to tailor performance standards to account for differences in bank size and business models. The final rule introduces new tests under which the performance of banks with over $2 billion in assets will be assessed. The new rule also includes data collection and reporting requirements, some of which are applicable only to banks with over $10 billion in assets, such as Old National Bank. Most provisions of the final rule will become effective on January 1, 2026, and the data reporting requirements will become effective on January 1, 2027.

Deposit Insurance. Substantially all of the deposits of Old National Bank are insured up to applicable limits by the Deposit Insurance Fund ("DIF") which is administered by the FDIC. Insurance of deposits may be terminated by the FDIC upon a finding that the institution engaged or is engaging in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or violated any applicable law, regulation, rule, order, or condition imposed by the FDIC or written agreement entered into with the FDIC.

FDIC assessment rates for large institutions that have more than $10 billion of assets, such as Old National Bank, are calculated based on a "scorecard" methodology, based primarily on the difference between the institution's average of total assets and average tangible equity. The FDIC has the ability to make discretionary adjustments to the total score, up or down, based upon significant risk factors that are not adequately captured in the scorecard. For large institutions, including Old National Bank, after accounting for potential base-rate adjustments, the total assessment rate could range from 1.5 to 40 basis points on an annualized basis.

In October 2022, the FDIC finalized a rule that increased the initial base deposit insurance assessment rate schedules for all insured depository institutions by 2 basis points, beginning with the first quarterly assessment period of 2023. The increased assessment rate is intended to improve the likelihood that the DIF reserve ratio would reach the required minimum of 1.35 percent by the statutory deadline of September 30, 2028.

On November 16, 2023, the FDIC finalized a rule that imposes special assessments to recover the losses to the DIF resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the Federal Deposit Insurance Act in connection with the receiverships of Silicon Valley Bank and Signature Bank. The FDIC estimated in approving the rule that those assessed losses total approximately $16.3 billion. The rule provides that this loss estimate will be periodically adjusted, which will affect the amount of the special assessment. Under the rule, the assessment base is the estimated uninsured deposits that an insured depository institution ("IDI") reported in its December 31, 2022 Call Report, excluding the first $5 billion in estimated uninsured deposits. The special assessments will be collected at an annual rate of approximately 13.4 basis points per year (3.36 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, extend the special assessment collection period and impose a final shortfall special assessment on a one-time basis. In its December 31, 2022 Call Report, Old National Bank reported estimated uninsured deposits of approximately $12.0 billion. The Company expects the special assessments to be tax deductible. The total of the special assessments for Old National Bank is estimated at $19.1 million, and such amount was recorded as an expense in the quarter the rule was finalized (the quarter ending December 31, 2023).

Depositor Preference. The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the United States, and the parent bank holding company with respect to any extensions of credit they have made to such insured depository institution.

Anti-Tying Restrictions. Generally, a bank is prohibited from extending credit, leasing or selling property, furnishing any service or fixing or varying the consideration for any of the foregoing on the condition that (i) the customer obtains additional credit, property or services from the bank's parent holding company or any subsidiary of the holding company, or (ii) the customer will not obtain credit, property or services from a competitor of the bank or its affiliates (except to the extent the restriction is a reasonable condition imposed to assure the soundness of the credit extended).

Employee Incentive Compensation. Under regulatory guidance applicable to all banking organizations, incentive compensation policies must be consistent with safety and soundness principles. Under this guidance, financial institutions must review their compensation programs to ensure that they: (i) provide employees with incentives that appropriately balance risk and reward and that do not encourage imprudent risk, (ii) are compatible with effective controls and risk management, and (iii) are supported by strong corporate governance, including active and effective oversight by the banking organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation.

During 2016, the federal bank regulatory agencies and the SEC proposed revised rules on incentive-based payment arrangements at specified regulated entities having at least $1 billion of total assets (including the Company and Old National Bank). These proposed rules have not been finalized.

In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including NASDAQ, to implement listing standards that require all listed companies to adopt policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding a required accounting restatement of financial statements, including to correct an error that would result in a material misstatement if the error were corrected in the current period. The excess compensation would be based on the amount the executive officer would have received had the incentive-based compensation been determined using the restated financial statements. NASDAQ's listing standards pursuant to the SEC's rule became effective October 2, 2023. The Company's clawback policy adopted in accordance with these listing standards is included as Exhibit 97.

Cybersecurity. The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which the Company operates.

In November 2021, the United States federal bank regulatory agencies adopted a rule regarding notification requirements for banking organizations related to significant computer security incidents. Under this rule, a bank holding company, such as Old National Bancorp, and a national bank, such as Old National Bank, are required to notify the Federal Reserve or OCC, respectively, within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or pose a threat to the financial stability of the United States.

In July 2023, the SEC issued a final rule that requires registrants, including the Company, to (i) report material cybersecurity incidents on Form 8-K within four business days of their being deemed material; (ii) include updated disclosures in Forms 10-K about a registrant's cybersecurity risk management and strategy, management's role in assessing and managing material cybersecurity risks, and the board of directors' oversight of cybersecurity risks; and (iii) present the disclosures in inline XBRL.

Safety and Soundness Standards. In accordance with the FDIA, the federal banking agencies adopted safety and soundness guidelines establishing general standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, cybersecurity, liquidity, data protection, asset growth, asset quality, earnings, compensation, fees, and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify, monitor, and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder. In addition, regulations adopted by the federal banking agencies authorize, but do not require, an agency to order that an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, the institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the agency must issue an order directing corrective actions and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of FDIA. If the institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties and cease and desist orders.

Federal Home Loan Bank System. Old National Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions. As a member of the FHLBI, Old National Bank is required to acquire and hold a minimum amount of shares of capital stock of the FHLBI based on, among other things, the amounts of residential mortgage loans and mortgage-backed securities held by Old National Bank, outstanding borrowings from the FHLBI and the outstanding principal balance of "Acquired Member Assets", as defined by the FHLBI. As of December 31, 2023, Old National Bank was in compliance with the minimum stock ownership requirement.

Enhanced Prudential Standards. The Dodd-Frank Act, as amended by the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 ("EGRRCPA"), directs the Federal Reserve to monitor emerging risks to financial stability and enact enhanced supervision and prudential standards. As a bank holding company with less than $100 billion of total consolidated assets, the Dodd Frank Act's enhanced prudential standards generally are not applicable to the Company. Prior to the passage of EGRRCPA, Federal Reserve rules required publicly traded bank holding companies with $10 billion or more of total consolidated assets to establish risk committees. Under the EGRRCPA and its implementing regulations, publicly traded bank holding companies with between $10 billion and $50 billion of total consolidated assets, including the Company, are no longer required to maintain a risk committee. The Company has determined, however, that it will retain its risk committee. In addition, the OCC, as the regulator of national banks, has issued guidelines for national banks with more than $50 billion in assets that establish certain standards for the design and implementation of a risk governance framework. These standards will become applicable to Old National Bank once it has $50 billion in assets.

Resolution Planning. The FDIC has required IDIs with more than $50 billion in total consolidated assets to submit to the FDIC periodic plans for resolution in the event of the institution's failure. In 2018, the FDIC issued a moratorium on resolution plans for IDIs with more than $50 billion in assets. The moratorium is still in effect for IDIs with more than $50 billion but less than $100 billion in assets. On August 29, 2023, the FDIC proposed amendments to the resolution planning requirements for IDIs with $50 billion or more in total assets. The amendments would require IDIs with between $50 billion and $100 billion in assets to submit informational filings on a two-year cycle, with an interim supplement updating key information submitted in the off years. If adopted, these amendments will become applicable to Old National Bank should its assets exceed $50 billion.

Volcker Rule. The so-called "Volcker Rule" generally restricts the ability of the Company and its subsidiaries, including Old National Bank, to sponsor or invest in hedge funds and private equity funds or to engage in proprietary trading. The Company generally does not engage in the businesses prohibited by the Volcker Rule; therefore, the Volcker Rule does not have a material effect on the operations of the Company and its subsidiaries.

Climate-Related and Other ESG Developments. In recent years, federal, state, and international lawmakers and regulators have increased their focus on financial institutions' and other companies' risk oversight, disclosures, and practices in connection with climate change and other environmental, social, and governance ("ESG") matters. For example, on March 21, 2022, the SEC issued a proposed rule, which has not yet been finalized, on the enhancement and standardization of climate-related disclosures for investors. The proposed rule would require public issuers, including the Company, to significantly expand the scope of climate-related disclosures in their SEC filings. The SEC has also announced plans to propose rules to require enhanced disclosure regarding human capital management and board diversity for public issuers. In addition, several states in which the Company operates have enacted or proposed statutes or regulations addressing climate change and other ESG issues.

Future Legislation and Regulation. In addition to the specific legislation and regulations described above, various laws and regulations are being considered by federal and state governments and regulatory agencies. Changes in law or regulation, or in the manner in which existing regulations are applied, may change the Company's and Old National Bank's operating environment in substantial and unpredictable ways and may increase reporting requirements and compliance costs. These changes could increase the cost of doing business, increase the Company's expenses, decrease the Company's revenue, limit or expand permissible activities or change the activities in which the Company chooses to engage, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions in ways that could adversely affect the Company and Old National Bank.

AVAILABLE INFORMATION

All reports filed electronically by Old National with the SEC, including the annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements, other information and amendments to those reports filed or furnished (as applicable), are accessible at no cost on Old National's website at www.oldnational.com as soon as reasonably practicable after electronically submitting such materials to the SEC. In addition, the SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

There are a number of risks and uncertainties that could adversely affect Old National's business, financial condition, results of operations or cash flows, and access to liquidity, thereby affecting an investment in our Common Stock.

Strategic, Financial, and Reputational Risks

Economic conditions have affected and could continue to adversely affect our revenues and profits.

Old National's financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services that Old National offers, is highly dependent upon the business environment in the markets where Old National operates and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters, the severity and frequency of which are increasing as a result of climate change; terrorist acts; or a combination of these or other factors.

An economic downturn, sustained high unemployment levels, stock market volatility, and/or high levels of inflation have in the past negatively affected, and in the future may negatively affect, our operating results and have had, or may have, a negative effect on the ability of our borrowers to make timely repayments of their loans, increasing the risk of loan defaults and losses. If the forecasts of economic conditions and other economic predictions are not accurate, we may face challenges in accurately estimating the ability of our borrowers to repay their loans. Expectations of negative market and economic conditions will be reflected in the allowances for credit losses for loans and debt securities to the estimated extent they will impact the credit losses of loans and debt securities over their remaining lives. The provision for credit losses will report the entire increased credit loss expectations over the remaining lives of the loans and debt securities in the period in which the change in expectation arises. Further, because of the impact of such increased credit losses on earnings and capital, our ability to make loans and pay dividends may be substantially diminished.

Changes in economic or political conditions have adversely affected, and may continue to adversely affect, Old National's earnings, if the ability of Old National's borrowers to repay loans, or the value of the collateral securing such loans, declines.

Old National's success depends, to a certain extent, upon economic or political conditions, local and national, as well as governmental monetary policies. Conditions such as recession, unemployment, changes in interest rates, inflation, money supply, and other factors beyond Old National's control have in the past adversely affected, and may continue to adversely affect, Old National's asset quality, deposit levels, and loan demand and, therefore, Old National's earnings. Because Old National has a significant amount of commercial real estate loans, decreases in real estate values could adversely affect the value of property used as collateral. Adverse changes in the economy may also have a negative effect on the ability of Old National's borrowers to make timely repayments of their loans, which would have an adverse impact on Old National's earnings.

Supply chain constraints, robust demand and labor shortages have led to persistent inflationary pressures throughout the economy. Volatility and uncertainty related to inflation and its effects, which could potentially contribute to poor economic conditions, may enhance some of the risks described in this section. For example, higher inflation could reduce demand for our products, adversely affect the creditworthiness of our borrowers or result in lower values for our interest-earning assets and investment securities. Any of these effects, or others that we are not able to predict, could adversely affect our financial condition or results of operations.

Economic conditions, financial markets and inflationary pressures may be adversely affected by the impact of current or anticipated geopolitical uncertainties, global military conflicts, pandemics, and global, national, and local responses to such events by governmental authorities and other third parties. These unpredictable events could create, increase or prolong economic and financial disruptions and volatility that adversely affect the Company's business, financial condition, capital and results of operations.

Federal budget deficit concerns and the potential for political conflict over legislation to fund U.S. government operations and raise the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, or an economic recession in the United States. Many of our investment securities are issued by the U.S. government and government agencies and sponsored entities. As a result of uncertain domestic political conditions, including potential future federal government shutdowns, the possibility of the federal government defaulting on its obligations for a period of time due to debt ceiling limitations or other unresolved political issues, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. In connection with prior political disputes over U.S. fiscal and budgetary issues leading to the U.S. government shutdown in 2011, S&P lowered its long-term sovereign credit rating on the U.S. from AAA to AA+. A further downgrade, or a downgrade by other rating agencies, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions in the U.S. and worldwide.

Old National's regional concentrations expose it to adverse economic conditions in the locations in which Old National operates.

Substantially all of Old National's loans are to individuals and businesses in Old National's market areas in the Midwest region. Therefore, the Company is, or in the future may be, particularly vulnerable to adverse changes in economic conditions in the Midwest region. The credit quality of the Company's borrowers may deteriorate for a number of reasons that are outside the Company's control, including as a result of prevailing economic and market conditions and asset valuations. The trends and risks affecting borrower credit quality, particularly in the Midwest region, have caused, and in the future may cause, the Company to experience impairment charges, which are reductions in the recoverable value of an asset, increased purchase demands, wherein customers make withdrawals with minimum notice, higher costs (e.g., servicing, foreclosure, property maintenance), additional write-downs and losses and a potential impact to engage in lending transactions based on a reduction of customer deposits, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Mergers and acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties and dilution to existing shareholder value.

We have acquired, and expect to continue to acquire, other financial institutions or parts of those institutions and other businesses related to banking in the future, and we may engage in de novo banking center expansion. We may also consider and enter into new lines of business or offer new products or services.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek or expect. There can be no assurance that integration efforts for any mergers or acquisitions will be successful or that, after giving effect to the merger or acquisition, we will achieve profits comparable to, or better than, our historical experience. We have issued, and may in the future issue, equity securities in connection with mergers and acquisitions, which have caused, and could in the future cause additional, ownership and economic dilution to our current shareholders. In addition, mergers and acquisitions may involve the payment of a premium over book and market values and, therefore, some dilution of the Company's tangible book value and net income per common share may occur in connection with any future transaction.

Acquisitions and mergers involve a number of other expenses and risks, including:

- the time and costs associated with identifying potential new markets, as well as acquisition and merger targets;
- the accuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to the target institution;
- the time and costs of evaluating entry into new markets where we lack experience, hiring experienced local management, opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our ability to finance an acquisition or merger and possible dilution to our existing shareholders;
- the diversion of our management's attention to the negotiation and execution of a transaction, and the integration of the operations and personnel of the combined businesses;
- the introduction of new products and services into our business;
- the incurrence and possible impairment of goodwill or other intangible assets associated with an acquisition or merger and possible adverse short-term effects on our results of operations;
- closing delays and increased expenses related to the resolution of lawsuits filed by shareholders of target institutions; and
- the risk of loss of key employees and clients.

Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, or other projected benefits from an acquisition or merger could have a material adverse effect on the Company's financial condition and results of operations.

Mergers and acquisitions may be delayed, impeded, or prohibited due to regulatory issues.

Mergers and acquisitions by financial institutions, including by the Company, are subject to approval by a variety of federal and state regulatory agencies. The process for obtaining these required regulatory approvals is complex and involves a comprehensive application review process. Regulatory approvals could be delayed, impeded, restrictively conditioned, or denied should the Company have regulatory issues with regulatory agencies, including, without limitation, issues related to BSA compliance, CRA issues, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations and other laws and regulations. Over the past several years, mergers of banking organizations have encountered greater regulatory, governmental, and community scrutiny and have taken substantially longer to receive the necessary regulatory approvals and other required governmental clearances than in the past. The Company may fail to pursue, evaluate, or complete strategic and competitively significant merger and acquisition opportunities as a result of its inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions, or at all. Difficulties associated with potential mergers and acquisitions that may result from these factors could have a material adverse effect on our business, financial condition and results of operations.

Our accounting estimates and risk management processes rely on analytical and forecasting models.

The processes that we use to estimate expected credit losses and to measure the fair value of assets carried on the balance sheet at fair value, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depend upon the use of analytical and forecasting models. These models are complex and reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances and require us to make judgments about the effect of matters that are inherently uncertain. Different assumptions could have resulted in significant changes in valuation, which in turn could have a material adverse effect on our financial condition and results of operations.

Old National operates in an extremely competitive market, and Old National's business will suffer if Old National is unable to compete effectively.

In our market area, Old National encounters significant competition from other commercial banks, savings and loan associations, credit unions, mortgage banking firms, FinTech companies, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, and other financial services companies. Our competitors may have substantially greater resources and lending limits than Old National does and may offer services that Old National does not or cannot provide. Some of our nonfinancial institution competitors may have fewer regulatory constraints, broader geographic service areas, and, in some cases, lower cost structures and, as a result, may be able to compete more effectively for business. In particular, the activity of marketplace lenders and other FinTechs has grown significantly over recent years and is expected to continue to grow. FinTechs have and may continue to offer bank or bank-like products. For example, a number of FinTechs have applied for, and in some cases received, bank or industrial loan charters. In addition, other FinTechs have partnered with existing banks to allow them to offer deposit products to their customers. Regulatory changes may also make it easier for FinTechs to partner with banks and offer deposit products. Our ability to originate residential mortgage loans has also been adversely affected by the increased competition resulting from the unprecedented involvement of the U.S. government and government-sponsored entities in the residential mortgage market. Other recent regulation has reduced the regulatory burden of large bank holding companies, and raised the asset thresholds at which more onerous requirements apply, which could cause certain large bank holding companies with less than $250 billion in total consolidated assets, which were previously subject to more stringent enhanced prudential standards, to become more competitive or to pursue expansion more aggressively. There is also increased competition by out-of-market competitors through online and mobile channels. In addition, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers, as well as advances in automation, could significantly affect competition for financial services. Old National's profitability depends upon our continued ability to compete successfully in our market area.

Our business could suffer if we fail to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best employees in most of the activities we engage in can be intense. We may not be able to hire the best people for key roles or retain them. In addition, the transition to increased work-from-home and hybrid work arrangements may exacerbate the challenges of attracting and retaining talented and diverse employees as job markets may be less constrained by physical geography. Our current or future approach to in-office and work-from-home arrangements may not meet the needs or expectations of our current or prospective employees or may not be perceived as favorable as compared to the arrangements offered by competitors, which could adversely affect our ability to attract and retain employees. The loss of any of our key personnel or an inability to continue to attract, retain, and motivate key personnel could adversely affect our business.

We may not be able to pay dividends in the future in accordance with past practice.

Old National has traditionally paid a quarterly dividend to its common shareholders. The payment of dividends is subject to legal and regulatory restrictions and safety and soundness considerations. Any payment of dividends in the future will depend, in large part, on Old National's earnings, capital requirements, financial condition, and other factors considered relevant by our Board of Directors.

Old National Bancorp is an entity separate and distinct from Old National Bank. Old National Bank conducts most of our operations and Old National Bancorp depends upon dividends from Old National Bank to service its debt and to pay dividends to Old National's shareholders. The availability of dividends from Old National Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition including liquidity and capital adequacy of Old National Bank and other factors, that the OCC could assert that the payment of dividends or other payments is an unsafe or unsound practice. In addition, the payment of dividends by our other subsidiaries is also subject to the laws of the subsidiary's state of incorporation, and regulatory capital and liquidity requirements applicable to such subsidiaries.

Under the terms of the junior subordinated deferrable interest debentures that Old National has issued to various trust preferred securities trusts, Old National has the right at any time during the term of the debentures to defer the payment of interest at any time or from time to time for an extension period not exceeding 20 consecutive quarterly periods with respect to each extension period. In the event that Old National elects to defer interest on the debentures, Old National may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock.

Under the terms of the Old National Preferred Stock, in the event that we do not declare and pay dividends on such Old National Preferred Stock for the most recent dividend period, we may not, with certain exceptions, declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of Common Stock or any other securities that rank junior to such Old National Preferred Stock.

In the event that Old National Bank was unable to pay dividends to us, we in turn would likely have to reduce or stop paying dividends on our Common Stock. Our failure to pay dividends on our Common Stock could have a material adverse effect on the market price of our Common Stock. See "Business – Supervision and Regulation – Dividend Limitations" and Note 21 to the consolidated financial statements.

Old National may not realize the expected benefits of its strategic imperatives.

Old National's ability to compete depends on a number of factors, including, among others, its ability to develop and successfully execute strategic plans and imperatives. Our strategic priorities include consistent quality earnings; continued management discipline; strong risk management and appropriate levels of risk taking; fewer operational surprises, disruptions, and losses; improved operational effectiveness and efficiency; more effective deployment of resources; and increased awareness and involvement in the achievement of strategic goals. Our inability to execute on or achieve the anticipated outcomes of our strategic priorities may affect how the market perceives us and could impede our growth and profitability.

Climate change could have a material negative impact on the Company and clients.

The Company's business, as well as the operations and activities of our clients, could be negatively affected by climate change. Climate change presents both immediate and long-term risks to the Company and its clients, and these risks are expected to increase over time. Climate change presents multi-faceted risks, including: operational risk from the physical effects of climate events on the Company and its clients' facilities and other assets, including the possible reduction of the value, or destruction, of collateral for our loans; credit risk from borrowers with significant exposure to climate risk; transition risks associated with the transition to a less carbon-dependent economy; and reputational risk from stakeholder concerns about our practices related to climate change, the Company's carbon footprint, and the Company's business relationships with clients who operate in carbon-intensive industries.

Federal and state banking regulators and supervisory authorities, investors, and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their clients, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. The leaders of the federal banking agencies, including the Comptroller of the Currency, have emphasized that climate-related risks are faced by banking organizations of all types and sizes, specifically including physical and transition risks, and are in the process of enhancing supervisory expectations regarding banks' risk management practices. To that end, in December 2021, the OCC published proposed principles for climate risk management by larger banking organizations. The OCC also has created an Office of Climate Risk and appointed a Climate Change Risk Officer to oversee that office and has established an internal climate risk implementation committee in order to assist with these initiatives and to support the agency's efforts to enhance its supervision of climate change risk management. The OCC stressed in its 2022 Annual Report that climate-related financial risks pose novel challenges that national banks, together with the OCC, are expected to meet; however, the OCC acknowledged that its focus in this area has purposefully been directed at institutions with more than $100 billion in total assets as risks are more complex and material at such institutions. In addition, on March 30, 2022 and December 2, 2022, respectively, the FDIC and the Federal Reserve issued their own proposed principles for climate risk management, which also are applicable to larger banking organizations. Given that climate change could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from the physical impacts of climate change or changes in policies as the economy transitions to a less carbon-intensive environment, the Company may face regulatory risk of increasing focus on the Company's resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit, and reputational risks and costs.

Although we continue to make efforts to enhance our governance of climate change-related risks and integrate climate considerations into our risk governance framework, the risks associated with climate change are rapidly changing and evolving in an escalating fashion, making them difficult to assess due to limited data and other uncertainties. For example, long-term shifts in the climate, including altered distribution and intensity of rainfall, rising sea levels and a rising heat index, negatively affect our ability to predict the effects of natural disasters accurately. In addition, climate change may result in reduced availability of insurance for our borrowers, including insurance that protects property pledged as collateral, which could negatively affect our ability to predict credit losses accurately.

We could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy, which, in turn, could have a material negative impact on our business, results of operations, and financial condition.

Old National is exposed to reputational risk.

Old National's reputation is a key asset to its business. A negative public opinion of the Company and its business can result from any number of activities, including the Company's lending practices, corporate governance and regulatory compliance, mergers and acquisitions, and ESG matters such as, among other things, climate risk, hiring practices, the diversity of our work force, and racial and social justice issues involving our personnel, customers, and third parties with whom we otherwise do business, and actions taken by regulators, community organizations, investors, and other stakeholders in response to these activities. Significant harm to the Company's reputation could also arise as a result of regulatory or governmental actions, litigation, employee misconduct or the activities of customers, other participants in the financial services industry or the Company's contractual counterparties, such as service providers and vendors. A service disruption of the Company's technology platforms or an impact to the Company's branches could have a negative impact on a customer's access to banking services, and harm the Company's reputation with customers. In particular, a cybersecurity event impacting the Company's or its customers' data could have a negative impact on the Company's reputation and customer confidence in the Company and its cybersecurity. Damage to the Company's reputation could also adversely affect its credit ratings and access to the capital markets.

In addition, whereas negative public opinion once was primarily driven by adverse news coverage in traditional media, the increased use of social media platforms facilitates the rapid dissemination of information or misinformation, which magnifies the potential harm to the Company's reputation.

Events that result in damage to the Company's reputation may also increase our litigation risk, increase regulatory scrutiny of the Company and its business, affect our ability to attract and retain customers and employees and have other consequences that we may not be able to predict.

Credit Risk

If Old National's actual credit losses for loans or debt securities exceed Old National's allowance for credit losses on loans and debt securities, Old National's net income will decrease. Also, future additions to Old National's allowance for credit losses will reduce Old National's future earnings.

Old National's business depends on the creditworthiness of our clients. As with most financial institutions, we maintain allowances for credit losses for loans and debt securities to provide for defaults and nonperformance, which represent an estimate of expected losses over the remaining contractual lives of the loan and debt security portfolios. This estimate is the result of our continuing evaluation of specific credit risks and loss experience, current loan and debt security portfolio quality, present economic, political, and regulatory conditions, industry concentrations, reasonable and supportable forecasts for future conditions, and other factors that may indicate losses. The determination of the appropriate levels of the allowances for loan and debt security credit losses inherently involves a high degree of subjectivity and judgment and requires us to make estimates of current credit risks and future trends, all of which may undergo material changes. Generally, our nonperforming loans, other real estate owned, and other repossessed property reflect operating difficulties of individual borrowers and weaknesses in the economies of the markets we serve. The allowances may not be adequate to cover actual losses, and future allowance for credit losses could materially and adversely affect our financial condition, results of operations, and cash flows.

In addition, in deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those customers, counterparties, or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could cause us to enter into unfavorable transactions, which could have a material adverse effect on our financial condition and results of operations.

Old National's loan portfolio includes loans with a higher risk of loss.

Old National Bank originates commercial real estate loans, commercial loans, agricultural loans, consumer loans, and residential real estate loans primarily within Old National's market areas. Commercial real estate, commercial, consumer, and agricultural loans may expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate. These loans also have greater credit risk than residential real estate for the following reasons:

- *Commercial Real Estate Loans.* Repayment is dependent upon income being generated in amounts sufficient to cover operating expenses and debt service.
- *Commercial Loans.* Repayment is dependent upon the successful operation of the borrower's business.
- *Consumer Loans.* Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss.
- *Agricultural Loans.* Repayment is dependent upon the successful operation of the business, which is greatly dependent on many things outside the control of either Old National Bank or the borrowers. These factors include weather, input costs, commodity and land prices, and interest rates. In addition, the effects of climate change could materially enhance the credit risks related to agricultural loans in ways that we may not be able to predict.

In addition, as described further in this "Risk Factors" section, the Company's credit risks may be increased by the impacts of inflation, poor or recessionary economic conditions and financial market volatility.

Growth in our commercial real estate loan portfolio over the past several years, and potential future growth, has resulted in, and may result in further, significant expense to implement risk management procedures and controls to effectively evaluate and monitor the portfolio. At December 31, 2023, commercial real estate loans, including owner-occupied, investor, and real estate construction loans, totaled $14.1 billion, or 43%, of our total loan portfolio. Commercial real estate loans generally involve a greater degree of credit risk than residential mortgage loans because they typically have larger balances and are more affected by adverse conditions in the economy. Because payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them, repayment of such loans may be affected by factors outside the borrower's control. For example, emerging and evolving factors such as the shift to work-from-home or hybrid-work arrangements, changing consumer preferences (including for online shopping), changes in occupancy rates as a result of these and other trends have had, and in the future could have, a material effect on our borrowers' ability to repay their loans.

If Old National forecloses on real property collateral, Old National may be subject to the increased costs associated with the ownership of real property, resulting in reduced revenues.

Old National may have to foreclose on collateral real property to protect Old National's investment and may thereafter own and operate such property, in which case Old National will be exposed to the risks inherent in the ownership of real estate. The amount that Old National, as a mortgagee, may realize after a default is dependent upon factors outside of Old National's control, including, but not limited to: (i) general or local economic conditions; (ii) neighborhood values; (iii) size, use, and location of the properties; (iv) interest rates; (v) real estate tax rates; (vi) operating expenses of the mortgaged properties; (vii) environmental remediation liabilities; (viii) ability to obtain and maintain adequate occupancy of the properties; (ix) zoning laws; (x) governmental rules, regulations and fiscal policies; and (xi) acts of God. Certain expenditures associated with the ownership of real estate, principally real estate taxes, insurance, and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating real property may exceed the income earned from such property, and Old National may have to advance funds in order to protect Old National's investment or dispose of the real property at a loss. The foregoing expenditures and costs could adversely affect Old National's ability to generate revenues, resulting in reduced levels of profitability.

The soundness of other financial institutions could adversely affect Old National.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, and other relationships. Old National has exposure to many different industries and counterparties, and Old National and certain of its subsidiaries routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutions. Many of these transactions expose Old National to credit risk in the event of default of its counterparty. In addition, Old National's credit risk may be affected when collateral is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure. These types of losses could materially adversely affect Old National's results of operations or financial condition.

Market, Interest Rate, and Liquidity Risks

The price of Old National's Common Stock may be volatile, which may result in losses for investors.

General market price declines or market volatility in the future could adversely affect the price of Old National's Common Stock. In addition, the following factors may cause the market price for shares of Old National's Common Stock to fluctuate:

- announcements of developments related to Old National's business;
- fluctuations in Old National's results of operations;
- sales or purchases of substantial amounts of Old National's securities in the marketplace;
- general conditions in Old National's banking niche or the global or national economy;
- a shortfall or excess in revenues or earnings compared to securities analysts' expectations;
- changes in analysts' recommendations or projections;
- Old National's announcement of new mergers, acquisitions, or other projects; and
- negative news about the Company, the banking industry generally, or the financial services industry generally.

Changes in interest rates could adversely affect Old National's results of operations and financial condition. The monetary, tax and other policies of governmental agencies, including the Federal Reserve, have a significant impact on interest rates and overall financial market performance over which the Company has no control and which the Company may not be able to anticipate adequately.

The Federal Reserve raised benchmark interest rates throughout 2022 and 2023 and may continue to raise interest rates, or not reduce rates, in response to economic conditions, particularly inflationary pressures. Old National's earnings depend substantially on Old National's interest rate spread, which is the difference between (i) the rates Old National earns on loans, securities, and other earning assets and (ii) the interest rates Old National pays on deposits and other borrowings. These rates are highly sensitive to many factors beyond Old National's control, including general economic conditions and the policies of various governmental and regulatory authorities. When market interest rates rise, such as during 2022 and 2023, Old National faces competitive pressure to increase the rates that Old National pays on deposits, which could result in a decrease of Old National's net interest income. When market interest rates decline, Old National has experienced, and could in the future experience, fixed-rate loan prepayments and higher investment portfolio cash flows, resulting in a lower yield on earning assets. Sharp fluctuations in interest rates could exacerbate these risks. Old National's earnings can also be impacted by the spread between short-term and long-term market interest rates.

The monetary, tax and other policies of the government and its agencies, including the Federal Reserve, have a significant impact on interest rates and overall financial market performance. These governmental policies can thus affect the activities and results of operations of banking organizations such as the Company. An important function of the Federal Reserve is to regulate the national supply of bank credit and certain interest rates. The actions of the Federal Reserve influence the rates of interest that the Company charges on loans and that the Company pays on borrowings and interest-bearing deposits and can also affect the value of the Company's on-balance sheet and off-balance sheet financial instruments. Also, due to the impact on rates for short-term funding, the Federal Reserve's policies influence, to a significant extent, the Company's cost of such funding, and increases in short-term interest rates have in the past increased, and may in the future increase, the Company's cost of short-term funding.

The Company must maintain adequate sources of funding and liquidity.

The Company's liquidity and ability to fund loan demand and operate its business could be materially adversely affected by a variety of conditions and factors, including financial and credit market disruptions and volatility or a lack of market or customer confidence in banks or other financial intermediaries or financial markets in general, which may result in a loss of customer deposits or outflows of cash or collateral and/or ability to access capital markets on favorable terms. As we and other regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. Negative news about the Company, banks, other financial intermediaries, or the financial services industry generally may reduce market or customer confidence in the Company, which could in turn materially adversely affect the Company's liquidity and funding. Such reputational damage may result in the loss of customer deposits, the inability to sell or securitize loans or other assets, and downgrades in one or more of the Company's credit ratings, and may also negatively affect the Company's ability to access the capital markets. A downgrade in the Company's credit ratings, which could result from general industry-wide or regulatory factors not solely related to the Company, could adversely affect the Company's ability to borrow funds, including by raising the cost of borrowings substantially, and could cause creditors and business counterparties to raise collateral requirements or take other actions that could adversely affect Old National's ability to raise capital. Many of the above conditions and factors may be caused by events over which Old National has little or no control. There can be no assurance that significant disruption and volatility in the financial markets will not occur in the future.

If the Company is unable to continue to fund assets through customer bank deposits or access funding sources on favorable terms or if the Company suffers an increase in borrowing costs or otherwise fails to manage liquidity effectively, the Company's liquidity, operating margins, financial condition and results of operations may be materially adversely affected. The Company may also need to raise additional capital and liquidity through the issuance of stock, which could dilute the ownership of existing stockholders, or reduce or even eliminate common stock dividends or share repurchases to preserve capital and liquidity.

If the Company is unable to maintain or grow its deposits, it may be subject to paying higher funding costs.

The total amount that the Company pays for funding costs is dependent, in part, on the Company's ability to maintain or grow its deposits. If the Company is unable to sufficiently maintain or grow its deposits to meet liquidity objectives, it may be subject to paying higher funding costs. The Company competes with banks and other financial services companies for deposits. Recent increases in short-term interest rates have resulted in and are expected to continue to result in more intense competition in deposit pricing. If competitors raise the rates they pay on deposits, the Company's funding costs may increase, either because the Company raises rates to avoid losing deposits or because the Company loses deposits to competitors and must rely on more expensive sources of funding. Customers may also move noninterest-bearing deposits to interest bearing accounts, increasing the cost of those deposits. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. The Company's bank customers could withdraw their money and put it in alternative investments, causing the Company to lose a lower cost source of funding. Higher funding costs could reduce the Company's net interest margin and net interest income.

Our wholesale funding sources may prove insufficient to replace deposits or support our future growth.

As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. These sources include brokered deposits, repurchase agreements, federal funds purchased, and Federal Home Loan Bank advances. Negative operating results or changes in industry conditions could lead to an inability to replace these additional funding sources at maturity. Our financial flexibility could be constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our results of operations and financial condition would be negatively affected.

Old National relies on dividends from Old National Bank for its liquidity.

Old National Bancorp is a separate and distinct legal entity from its subsidiaries. Old National Bancorp typically receives substantially all of its revenue from subsidiary dividends. These dividends are Old National Bancorp's principal source of funds to pay dividends on common and preferred stock, pay interest and principal on its debt, and fund purchases of its common stock. Various federal and/or state laws and regulations, as well as regulatory expectations, limit the amount of dividends that Old National Bank and certain non-bank subsidiaries may pay. See "Item 1 — Business — Supervision and Regulation — Dividends Limitations" for a discussion of restrictions on dividends. Limitations on the Company's ability to receive dividends from its subsidiaries could have a material adverse effect on its liquidity and ability to pay dividends on its stock or interest and principal on its debt, and ability to fund purchases of its common stock.

A reduction in our credit rating could adversely affect our business and/or the holders of our securities.

The credit rating agencies rating our indebtedness regularly evaluate Old National and Old National Bank. Credit ratings are based on a number of factors, including our financial strength and ability to generate earnings, as well as factors not entirely within our control, including conditions affecting the banking industry or financial services industry generally and the economy and changes in rating methodologies. There can be no assurance that we will maintain our current credit ratings. A downgrade of the credit ratings of Old National or Old National Bank could adversely affect our access to liquidity and capital, significantly increase our cost of funds, and decrease the number of investors and counterparties willing to lend to us or purchase our securities. This could affect our growth, profitability, and financial condition, including liquidity.

Unrealized losses in our securities portfolio could affect liquidity.

As market interest rates have increased, we have experienced unrealized losses on our available-for-sale securities portfolio. Unrealized losses related to available-for-sale securities are reflected in investment securities available-for-sale in our consolidated balance sheets and reduce the level of our book capital and tangible common equity. However, such unrealized losses do not affect our regulatory capital ratios. We actively monitor our available-for-sale securities portfolio and we do not currently anticipate the need to realize material losses from the sale of securities for liquidity purposes. Furthermore, we believe it is unlikely that we would be required to sell any such securities before recovery of their amortized cost bases, which may be at maturity. Nonetheless, if there are unrealized or realized losses in our securities portfolio, our access to liquidity sources could be adversely affected; tangible capital ratios may decline; the FHLB or other funding sources may reduce our borrowing capacity; or bank regulators may impose restrictions on us that impact the level of interest rates we may pay on deposits or our ability to access brokered deposits. Additionally, significant unrealized or realized losses could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

Operational Risks

A failure or breach, including cyber-attacks, of our operational or security systems could disrupt our business, result in the disclosure of confidential information, damage our reputation, and create significant financial and legal exposure.

Although we devote significant resources to maintain and regularly upgrade our systems and processes that are designed to protect the security of our computer systems, software, networks, and other technology assets and the confidentiality, integrity, and availability of information belonging to us and our clients, there is no assurance that our security measures will provide absolute security. Further, to access our products and services our clients may use computers and mobile devices that are beyond our security control systems. In fact, many other financial services institutions and companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyberattacks, and/or malicious code, or by means of phishing attacks, social engineering and other means.

As our reliance on technology systems increases, including as a result of work-from-home arrangements, the potential risks of technology-related interruptions in our operations or the occurrence of cyber incidents also increases. Our technologies, systems, networks and our customers' devices are periodically the target of cyberattacks and may be the target of future cyberattacks. Malicious actors may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information, including passwords and other identifying information, in order to gain access to data or our systems.

Certain financial institutions in the United States have also experienced attacks from technically sophisticated and well-resourced third parties that were intended to disrupt normal business activities by making internet banking systems inaccessible to clients for extended periods. These "denial-of-service" attacks typically do not breach data security systems, but require substantial resources to defend, and may affect client satisfaction and behavior. There have been several well-publicized attacks on various companies, including in the financial services industry, and personal, proprietary, and public e-mail systems in which the perpetrators gained unauthorized access to confidential information and customer data, often through the introduction of computer viruses or malware, cyberattacks, phishing, or other means. Even if not directed at the Company or its subsidiaries specifically, attacks on other entities with whom we do business or on whom we otherwise rely or attacks on financial or other institutions important to the overall functioning of the financial system could adversely affect, directly or indirectly, aspects of our business.

Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches, especially because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our systems or to investigate and remediate vulnerabilities. System enhancements and updates may also create risks associated with implementing and integrating new systems. Due to the complexity and interconnectedness of information technology systems, the process of enhancing our systems can itself create a risk of systems disruptions and security issues.

If our security systems were penetrated or circumvented, it could cause serious negative consequences for us, including significant disruption of our operations, misappropriation of our confidential information or that of our clients, or damage our computers or systems and those of our clients and counterparties, and could result in violations of applicable privacy and other laws, financial loss to us or to our clients, loss of confidence in our security measures, client dissatisfaction, significant litigation exposure, regulatory action, and harm to our reputation, all of which could have a material adverse effect on us.

Old National is subject to laws and regulations relating to the privacy of the information of clients, employees or others, and any failure to comply with these laws and regulations could expose the Company to liability and/or reputational damage.

Old National is subject to laws and regulations relating to the privacy of the information of clients, employees or others, and any failure to comply with these laws and regulations could expose the Company to liability and/or reputational damage. Changes to customer data privacy laws and regulations may impose additional operational burdens on the Company, may limit the Company's ability to pursue desirable business initiatives and increase the risks associated with any future use of customer data. Compliance with these laws and regulations may require changes to policies, procedures and technology for information security and segregation of data, which could, among other things, make the Company more vulnerable to operational failures, and to monetary penalties, litigation or regulatory enforcement actions for breach of such laws and regulations.

As privacy-related laws and regulations are implemented, they may also limit how companies like Old National can use customer data and impose obligations on companies in their management of such data. The time and resources needed for the Company to comply with such laws and regulations, as well as its potential liability for non-compliance and reporting obligations in the case of data breaches, may significantly increase.

We rely on third party vendors, which could expose Old National to additional cybersecurity and operational risks.

Third party vendors provide key components of our business infrastructure, including certain data processing and information services. Third parties may transmit confidential, propriety information on our behalf. Although we require third party providers to maintain certain levels of information security, such providers may remain vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious attacks that could ultimately compromise sensitive information. While we may contractually limit our liability in connection with attacks against third party providers, Old National remains exposed to the risk of loss associated with such vendors. In addition, operational errors, information system failures, or interruptions of vendors' systems, or difficulty communicating with vendors, could expose us to disruption of operations, loss of service or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

In addition, our operations are exposed to risk that vendors will not perform in accordance with the contracted arrangements under service level agreements. Although we have selected external vendors carefully, we do not control their actions. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements, because of changes in the vendor's organizational structure, financial condition, support for existing products and services, or strategic focus or for any other reason, could be disruptive to our operations, which could have a material adverse effect on our business and, in turn, our financial condition and results of operations. Replacing a vendor, particularly a large national entity with a dominant market presence, such as a number of our current vendors, could also cause us to incur significant delay and expense.

Failure to keep pace with technological change could adversely affect Old National's results of operations and financial condition.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve clients and to reduce costs. Old National's future success depends, in part, upon its ability to address client needs by using technology to provide products and services that will satisfy client demands, as well as to create additional efficiencies in Old National's operations. Old National may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its clients. Failure to successfully keep pace with technological change affecting the financial services industry could negatively affect Old National's growth, revenue, and profit.

Failure to successfully implement and integrate future system enhancements could adversely affect the Company's ability to provide timely and accurate financial information in compliance with legal and regulatory requirements, which could result in sanctions from regulatory authorities. Future system enhancements could have higher than expected costs and/or result in operating inefficiencies, which could increase the costs associated with the implementation as well as ongoing operations.

Upgrading the Company's computer systems, software, and networks subjects the Company to the risk of disruptions, failures, or delays due to the complexity and interconnectedness of the Company's computer systems, software, and networks. The failure to properly upgrade or maintain these computer systems, software, and networks could result in greater susceptibility to cyber-attacks, particularly in light of the greater frequency and severity of attacks in recent years, as well as the growing prevalence of supply chain attacks affecting software and information service providers. Failures related to upgrades and maintenance also increase risks related to unauthorized access and misuse. There can be no assurance that any such disruptions, failures, or delays will not occur or, if they do occur, that they will be adequately addressed.

Changes in consumer use of banks and changes in consumer spending and savings habits could adversely affect Old National's financial results.

Technology and other changes now allow many clients to complete financial transactions without using banks. For example, consumers can pay bills and transfer funds directly without going through a bank. This process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of client deposits and income generated from those deposits. In addition, changes in consumer spending and savings habits could adversely affect Old National's operations, and Old National may be unable to timely develop competitive new products and services in response to these changes.

Old National's controls and procedures may fail or be circumvented, and Old National's methods of reducing risk exposure may not be effective.

Old National regularly reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Old National also maintains an Enterprise Risk Management program designed to identify, manage, mitigate, monitor, aggregate, and report risks. Any system of controls and any system to reduce risk exposure, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Additionally, instruments, systems, and strategies used to hedge or otherwise manage exposure to various types of market compliance, credit, liquidity, operational, and business risks and enterprise-wide risk could be less effective than anticipated. As a result, Old National may not be able to effectively mitigate its risk exposures in particular market environments or against particular types of risk.

Pandemics, acts of war or terrorism, and other adverse external events could significantly affect Old National's business.

Pandemics, acts of war, global military conflicts, or terrorism and other adverse external events, including severe weather and other natural disasters, could have a significant impact on the Company's ability to conduct business. Such events could affect the stability of the Company's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause the Company to incur additional expenses. Although the Company has established disaster recovery plans and procedures, and monitors for significant environmental effects on its properties or its investments, the occurrence of any such event could have a material adverse effect on the Company.

Depending on the impact of pandemics, global military conflicts, or terrorism and other adverse external events on general economic and market conditions, consumer and corporate spending and investment and borrowing patterns, there is a risk that adverse conditions could occur, including supply chain disruptions; higher inflation; decreased demand for the Company's products and services or those of its borrowers, which could increase credit risk; challenges related to maintaining sufficient qualified personnel due to labor shortages, talent attrition, employee illness, willingness to return to work; disruptions to business operations at the Company and at counterparties, vendors and other service providers.

To the extent that pandemics, acts of war, global military conflicts, or terrorism and other external events adversely affect Old National's business, financial, liquidity, capital, or results of operations, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Old National is subject to environmental liability risk associated with lending activities.

A significant portion of the Company's loan portfolio is secured by real property. During the ordinary course of business, the Company may foreclose on and take title to properties securing certain loans. There is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Company may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require the Company to incur substantial expenses and could materially reduce the affected property's value or limit the Company's ability to sell the affected property or to repay the indebtedness secured by the property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company's exposure to environmental liability. Although the Company has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Company's business, financial condition, results of operations, and liquidity.

Old National's reported financial condition and results of operations depend on management's selection of accounting methods and require management to make estimates about matters that are uncertain.

Accounting policies and processes are fundamental to the Company's reported financial condition and results of operations. Some of these policies require use of estimates and assumptions that may affect the reported amounts of assets or liabilities and financial results. Several of Old National's accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. Pursuant to generally accepted accounting principles, management is required to make certain assumptions and estimates in preparing the Company's financial statements. If assumptions or estimates underlying the Company's financial statements are incorrect, the Company may experience material losses.

Management has identified certain accounting policies as being critical because they require management's judgment to ascertain the valuations of assets, liabilities, commitments and contingencies. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset, valuing an asset or liability, or recognizing or reducing a liability. Old National has established detailed policies and control procedures with respect to these critical accounting estimates. However, because of the uncertainty surrounding judgments and the estimates pertaining to these matters, Old National could be required to adjust accounting policies or restate prior period financial statements if those judgments and estimates prove to be incorrect. See "Item 7 — Critical Accounting Estimates" for a discussion of the Company's critical accounting estimates.

Legal, Regulatory, and Compliance Risks

Old National operates in a highly regulated environment, and changes in laws and regulations to which Old National is subject may adversely affect Old National's results of operations.

Old National operates in a highly regulated environment and is subject to extensive regulation, supervision, and examination by, among others, the OCC, the Federal Reserve, the FDIC, and the CFPB, and applicable state laws. Such regulation and supervision is primarily intended for the protection of the depositors and federal deposit insurance funds. In addition, the U.S. Department of the Treasury (the "U.S. Treasury") has certain supervisory and oversight duties and responsibilities. See "Business – Supervision and Regulation" herein.

Our business is highly regulated and the laws, rules, regulations, and supervisory guidance and policies applicable to us are subject to regular modification and change, and there have been significant revisions to the laws, rules, regulations, and supervisory guidance and policies applicable to banks and bank holding companies that have been enacted or proposed in recent years. In addition, we expect that we will remain subject to extensive regulation and supervision, and that the level of regulatory scrutiny may fluctuate over time, based on numerous factors, including the OCC's heightened standards, when applicable to us, changes in U.S. presidential administrations or one or both houses of Congress and public sentiment regarding financial institutions (which can be influenced by scandals and other incidents that involve participants in the industry). We are unable to predict the form or nature of any future changes to the laws, rules, regulations, or supervisory guidance and policies, including the interpretation or implementation thereof. Changes to applicable laws, rules, regulations, and supervisory guidance and policies, including changes in interpretation or implementation thereof, have and could in the future subject us to additional costs, limit the types of financial services and products we may offer, and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with applicable laws, rules, regulations, and supervisory guidance and policies could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, revocation of a banking charter, other sanctions by regulatory agencies, civil money penalties, and/or reputational damage, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, we anticipate increased regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations in response to recent negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition, and results of operations. See "Item 1 — Business — Supervision and Regulation" and Note 21 to the consolidated financial statements.

Fee revenues from overdraft protection programs may be subject to increased supervisory scrutiny.

In 2023, the Company collected $22.3 million in overdraft transaction fees. Members of Congress and the leadership of the OCC and CFPB have expressed a heightened interest in bank overdraft protection programs. On January 17, 2024, the CFPB proposed a rule that would significantly reform the regulatory framework governing overdraft practices applicable to banks such as Old National Bank that have more than $10 billion in assets. If adopted as proposed, the proposed rule would likely result in decreased revenue from overdraft transaction fees for Old National Bank. See "Business – Supervision and Regulation" herein for more information about this proposed rule. These actions are a component of the CFPB's broader supervision and enforcement initiative targeting so-called consumer "junk fees." In addition, the OCC has identified potential options for reform of national bank overdraft protection practices, including providing a grace period before the imposition of a fee, refraining from charging multiple fees in a single day and eliminating fees altogether.

In response to this increased congressional and regulatory scrutiny, and in anticipation of enhanced supervision and enforcement of overdraft protection practices in the future, certain banking organizations have modified their overdraft protection programs, including by discontinuing the imposition of overdraft transaction fees. These competitive pressures from our peers, as well as any adoption by our regulators of new rules or supervisory guidance or more aggressive examination and enforcement policies in respect of banks' overdraft protection practices, could cause us to modify our program and practices in ways that may have a negative impact on our revenue and earnings, which, in turn, could have an adverse effect on our financial condition and results of operations. In addition, as supervisory expectations and industry practices regarding overdraft protection programs change, our continued offering of overdraft protection may result in negative public opinion and increased reputation risk.

We may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations.

The financial services industry is subject to significant regulation and scrutiny from bank regulatory authorities in the examination process and aggressive enforcement of federal and state laws, rules, and regulations, particularly with respect to mortgage-related practices and other consumer compliance matters, and compliance with anti-money laundering, BSA and OFAC regulations, and economic sanctions against certain foreign countries and nationals. Enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. In addition, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there were systems and procedures designed to ensure compliance in place at the time. There have been a number of significant enforcement actions in recent years by regulators, state attorneys general and the U.S. Department of Justice against banks and other non-bank financial institutions with respect to anti-money laundering and sanctions laws, and some have resulted in substantial penalties including criminal pleas. Although the Company has adopted policies and procedures designed to comply with these laws, rules, and regulations, any failure to comply with these laws, rules, and regulations, or to maintain an adequate compliance program, could result in significant fines, penalties, lawsuits, regulatory sanctions, reputational damage, or restrictions on our business.

We have risk related to legal proceedings.

We are involved in judicial, regulatory, and arbitration proceedings concerning matters arising from our business activities and fiduciary responsibilities. We establish an accrual for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established an accrual. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts accrued for that matter. The ultimate resolution of a pending or future proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition.

Changes in accounting policies, standards, and interpretations could materially affect how Old National reports its financial condition and results of operations.

The FASB periodically changes the financial accounting and reporting standards governing the preparation of Old National's financial statements. Additionally, those bodies that establish and/or interpret the financial accounting and reporting standards (such as the FASB, SEC, and banking regulators) may change prior interpretations on how these standards should be applied. These changes can be difficult to predict and can materially affect how Old National records and reports its financial condition and results of operations. In some cases, Old National could be required to retroactively apply a new or revised standard, resulting in changes to previously reported financial results.

If Old National fails to meet regulatory capital requirements, which may require heightened capital levels, we may be forced to raise capital or sell assets.

Old National is subject to regulations that require us to satisfy certain capital ratios, such as the ratio of our Tier 1 capital to our risk-based assets. Regulators have implemented and may, from time to time, implement changes to these regulatory capital adequacy requirements. If we are unable to satisfy these regulatory capital requirements, due to a decline in the value of our loan portfolio or otherwise, we will be required to improve such capital ratios by either raising additional capital or by disposing of assets. If we choose to dispose of assets, we cannot be certain that we will be able to do so at prices that we believe to be appropriate, and our future operating results could be negatively affected. If we choose to raise additional capital, we may accomplish this by selling additional shares of Common Stock, or securities convertible into or exchangeable for Common Stock, which could dilute the ownership percentage of holders of our Common Stock and cause the market price of our Common Stock to decline. Additionally, events or circumstances in the capital markets generally may increase our capital costs and impair our ability to raise capital at any given time. See "Business – Supervision and Regulation – Capital Adequacy" herein for further discussion on regulatory capital requirements applicable to the Company and Old National Bank.

Old National could be subject to adverse changes or interpretations of tax laws, tax audits, or challenges to our tax positions.

Old National is subject to federal and applicable state income tax laws and regulations. Income tax laws and regulations are often complex and require significant judgment in determining the Company's effective tax rate and in evaluating the Company's tax positions. Changes in tax laws, changes in interpretations, guidance or regulations currently in effect or that may be promulgated, or challenges to judgments or actions that the Company may take with respect to tax laws could negatively impact our current and future financial performance.

In addition, our determination of our tax liability is subject to review by applicable tax authorities. In the normal course of business, we are routinely subject to examinations and challenges from federal and applicable state and local taxing authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Recently, federal and state and local taxing authorities have been increasingly aggressive in challenging tax positions taken by financial institutions. The challenges made by taxing authorities may result in adjustments to the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. Any such challenges that are not resolved in our favor may adversely affect our effective tax rate, tax payments or financial condition.

Our earnings could be adversely impacted by incidences of fraud and compliance failure.

Financial institutions are inherently exposed to fraud risk. A fraud can be perpetrated by an employee, a vendor, or members of the general public, or by or at a client of Old National. We are most subject to fraud and compliance risk in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, and checking transactions. Our largest fraud risk, associated with the origination of loans, includes the intentional misstatement of information in property appraisals or other underwriting documentation provided to us by third parties. Compliance risk is the risk that loans are not originated in compliance with applicable laws and regulations and our standards. There can be no assurance that we can prevent or detect acts of fraud or violation of law or our compliance standards by the third parties that we deal with. Repeated incidences of fraud or compliance failures would adversely impact the performance of our loan portfolio.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

CYBERSECURITY RISK MANAGEMENT AND STRATEGY

Old National's enterprise risk management program is designed to identify, assess, and mitigate various financial, operational, regulatory, legal, and reputational risks. Cybersecurity is a critical component of that program, especially in light of the significant, persistent, and ever-evolving cybersecurity risks facing us and other financial institutions. For further discussion of such risks, see the section entitled "Risk Factors" in Item 1A of this Form 10-K under the heading "Operational Risks." Our objective is to maintain a robust cybersecurity program designed to protect the confidentiality, integrity and availability of our information systems and critical operational processes, including through identification of material information assets and systems, deployment of controls designed to protect against known cybersecurity threats, prompt detection of any cybersecurity threats that make it past our defenses, maintenance of documented, tested approaches for responding to cybersecurity threats and establishment of recovery techniques and technologies to promote resilience from any cybersecurity incidents.

As a result, the Company has developed and maintains an Information Security Program ("ISP") and various related policies, standards, guidelines, and procedures, as a core part of its enterprise risk management program. The ISP establishes control requirements for addressing cybersecurity risks, defines stakeholder roles and responsibilities, and sets the foundation for the program's importance within the Company. We structure our ISP around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, regulatory guidance, and other industry standards. In alignment with recommendations from NIST and other relevant industry guidelines, the Company maintains a layered cybersecurity strategy based on prevention, detection, and response/mitigation. Internal and third-party contracted technical and procedural controls include, among others, the following types: preventative (including firewalls, end-point detection and response, data loss prevention, access controls, internal/external penetration testing); detective (such as security monitoring and event management); and responsive (including through business continuity plans and an enterprise-wide Cybersecurity Incident Response Program that is integrated into an overall enterprise incident response/crisis management program).

We continually review and seek enhancements to our cybersecurity programs and processes. The ISP is periodically reviewed by internal Company stakeholders and modified to respond to changing cybersecurity threats and conditions. We regularly test our layered defenses by performing simulations and tabletop exercises (including at a management level) and drills at both a technical level (including through penetration tests) and by review of our information security policies, practices and procedures with third-party consultants. Our ISP team monitors alerts and meets with business managers to discuss threat levels, emerging threats or trends, and available mitigation or remediation approaches and tools. The team also regularly collects and communicates to management relevant data on cybersecurity threats and risks, including through monthly cybersecurity scorecards on the status of and potential risks to key initiatives and controls, and conducts an enterprise-wide cybersecurity risk assessment at least annually.

In addition, we obtain inputs from industry and government associations, third-party benchmarking, and threat intelligence resources and updates. We leverage internal auditors and third-party consultants to periodically review the processes, systems, and controls underlying our ISP and assess their design, operating efficacy, and program maturity, as well as to make recommendations to enhance their currency and effectiveness.

The Company also maintains a Third-Party Risk Management ("TPRM") program designed to identify, assess, and manage enterprise risks, including cybersecurity risks, inherent in or potentially associated with the Company's external service providers and other third parties in its supply chain. TPRM leaders report into and operate under the supervision of our Corporate Risk Management department. The TPRM program seeks to build into the Company's business processes an appropriate level of cybersecurity due diligence prior to engagement of, and during the relationship lifecycle with, third parties. We generally seek security-related confirmations from our third-party suppliers, including as to their adherence to appropriate information handling and asset management requirements and their provision to us of notifications in the event of any known or suspected cybersecurity incidents.

While we have no knowledge that we have experienced a cybersecurity incident that has had or is reasonably likely to have a material adverse impact on our operations or financial results as of the date of this Form 10-K, there can be no assurance that we will not encounter such an incident in the future, notwithstanding the cybersecurity measures and processes we have undertaken. Such incidents, whether or not successful, could result in our incurring significant costs related to, for example, remediating or restoring our internal systems or information, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain a business relationship with us, or taking other remedial steps with respect to third parties, as well as incurring significant reputational harm. Further, there is increasing regulation regarding responses to cybersecurity incidents, including reporting to regulators, which could subject us to additional liability and reputational harm. Cybersecurity threats are expected to continue to be persistent and severe. For further discussion of such risks, see the section entitled "Risk Factors" in Item 1A of this Form 10-K under the heading "Operational Risks."

CYBERSECURITY GOVERNANCE

The Company's enterprise Information Security department is primarily responsible for monitoring and managing the Company's ISP, under the supervision of Old National's Chief Information Security Officer ("CISO"). The Information Security department's responsibilities generally include cybersecurity risk assessment, identification and implementation of preventive measures, incident response, vulnerability assessment, threat intelligence, identity access governance, and business continuity and resilience.

Old National has adopted an enterprise risk strategy, including for cybersecurity risks, premised on three lines of defense. While the Company expects the responsibilities described in the prior paragraph to be performed, monitored, and managed on a day-to-day basis by a "first line of defense" vested in the responsible business or function, the CISO and Information Security department representatives, as a key part of the Company's Enterprise Risk Management department, serve as a "second line of defense" on cybersecurity matters, providing guidance, oversight, separate monitoring, and testing confirmation or challenge of the first line's activities. The second line of defense function is separated from the first line of defense function through our organizational structure, with the CISO and other Information Security department personnel reporting into the Company's Chief Risk Officer (the "CRO"). The Company's Internal Audit function provides a "third line of defense," in terms of periodically auditing overall program controls and effectiveness, using internal auditors with experience in auditing information technology matters. Our Chief Audit Executive and Ethics Officer supervises our Internal Audit department and reports to the Company's Chief Executive Officer, while also maintaining a direct reporting relationship with the Chair of the Audit Committee of the Company's Board of Directors.

Old National's Information Security Department includes information security professionals with a range of varying cybersecurity experience and education, many of whom have substantial experience assessing and managing cybersecurity initiatives and hold certain cybersecurity certifications. The Company's CISO has extensive experience managing cybersecurity programs and assessing cybersecurity risks, with more than 30 years of experience in developing, managing, and testing information security and technology risk management programs. That includes over 13 years of experience in building and managing cybersecurity and technology risk programs for multi-national, Fortune 500 financial services firms, and over 10 years of experience building and managing information security consultancies specializing in cybersecurity program development and cybersecurity control testing. He is a frequent lecturer and author on information security and technology risk topics and maintains his Certified Information Security Manager (CISM) and Certified Data Privacy Solutions Engineer (CDPSE) certifications through the Information Systems Audit and Control Association, Inc. (ISACA).

Cybersecurity risks and updates are reported and discussed on a regular basis within various Old National and Old National Bank management committees that have operational business or information technology oversight or day-to-day implementation, monitoring, and governance responsibility for information security matters. Those include Old National Bank-level committees such as the Information Security and Technology Risk Management Committee (the "ISTRM"), the Risk Executive Committee, the Security Technology Council and the Cyber Threat Management Council. The ISTRM has direct oversight of the ISP. It is chaired by the CISO and meets regularly (generally monthly and no less than ten times per year) to review the ISP and related cybersecurity matters as outlined in its charter. Members of the ISTRM and the other referenced management committees include the CRO, the CISO, the Chief Information Officer, key senior business operating managers and functional leaders, and other representatives from the Company's Information Security department. Coordination among these committees, and with other business management committees operating outside the auspice of the Company's Information Security or Enterprise Risk departments, is intended to help Old National address information security questions in a consistent, coordinated fashion, maintain front-line visibility of the ISP, and promote compliance with Old National security policies and standards.

The Enterprise Risk Committee of the Company's Board of Directors (the "Risk Committee") is responsible for oversight of the Company's enterprise-wide risks as set forth in its charter. That includes oversight of management's actions designed to identify, assess, mitigate, and prevent or remediate material cybersecurity issues and risks, through the ISP and other activities. The CISO provides quarterly (or more frequent, as appropriate) reports to the Risk Committee and the Risk Executive Committee, along with periodic reporting to the full Board of Directors on the ISP, the ISTRM's activities, key enterprise cybersecurity initiatives, and other matters relating to the Company's cybersecurity profile and risks. The Risk Committee provides a report to the full Board of Directors at each regular Board meeting regarding the Risk Committee's risk oversight activities, including those relating to cybersecurity, and the Company maintains procedures for the CRO and/or CISO to escalate significant cybersecurity matters to the Risk Committee, Executive Committee, and/or the full Board of Directors, as appropriate.

ITEM 2.   PROPERTIES

As of December 31, 2023, Old National and its affiliates operated a total of 258 banking centers located primarily throughout the Midwest region. Of these facilities, 134 were owned and 124 were leased from unaffiliated third parties. See Note 6 Leases to the consolidated financial statements included in Item 8 of Part II of this Form 10-K for additional information.

Old National also has several administrative offices located throughout its footprint, including its corporate headquarters located in Evansville, Indiana, which was purchased by Old National in 2016, as well as its leased commercial and consumer banking operations headquartered in Chicago, Illinois.

ITEM 3.   LEGAL PROCEEDINGS

See Note 20 Commitments, Contingencies, and Financial Guarantees to the consolidated financial statements included in Item 8 of Part II of this Form 10-K for information regarding certain legal proceedings in which we are involved.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Old National's Common Stock is traded on the NASDAQ under the ticker symbol "ONB." There were 58,178 shareholders of record as of December 31, 2023. Old National did not sell any equity securities during 2023 that were not registered under the Securities Act of 1933.

The following table summarizes the monthly purchases of Common Stock made by Old National during the fourth quarter of 2023:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
10/1/23 - 10/31/23	434	$14.47	—	$170,476,849
11/1/23 - 11/30/23	1,921	13.94	—	170,476,849
12/1/23 - 12/31/23	581	15.76	—	170,476,849
Total	2,936	$14.38	—	$170,476,849

(1) Consists of shares acquired pursuant to the Company's share-based incentive programs. Under the terms of the Company's share-based incentive programs, the Company accepts previously owned shares of common stock surrendered to satisfy tax withholding obligations associated with the vesting of restricted stock.

(2) On February 22, 2023, the Company issued a press release announcing that its Board of Directors approved a stock repurchase program that authorized the Company to repurchase up to $200 million of the Company's outstanding shares of common stock, as conditions warrant, through February 29, 2024. The Company repurchased $29.5 million of its common stock under this program through December 31, 2023. On February 21, 2024, the Board of Directors approved a new stock repurchase program, under which the Company is authorized to repurchase up to $200 million of its outstanding common stock through February 28, 2025. This new stock repurchase program replaces the prior $200 million program.

FORM 10-K

The table below compares five-year cumulative total returns for our Common Stock to cumulative total returns of a broad-based equity market index and published industry indices. The comparison of shareholder returns (change in December year end stock price plus reinvested dividends) for each of the periods assumes that $100 was invested on December 31, 2018, in each of the common stock of the Company, the S&P 500 Index, the KBW NASDAQ Bank Index, and the KBW NASDAQ Regional Banking Index, with investment weighted on the basis of market capitalization.



Source: S&P Global Market Intelligence

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is an analysis generally discussing our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, and financial condition as of December 31, 2023 and 2022. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes. This discussion contains forward-looking statements concerning our business. Readers are cautioned that, by their nature, forward-looking statements are based on estimates and assumptions and are subject to risks, uncertainties, and other factors. Actual results may differ materially from our expectations that are expressed or implied by any forward-looking statement. The discussion in Item 1A, "Risk Factors," lists some of the factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statements, and such discussion is incorporated into this discussion by reference. For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022.

GENERAL OVERVIEW

Old National is incorporated in the state of Indiana and is the sixth largest commercial bank headquartered in the Midwest by asset size and ranks among the top 30 banking companies headquartered in the United States. The Company's corporate headquarters and principal executive office are located in Evansville, Indiana with commercial and consumer banking operations headquartered in Chicago, Illinois. Through our wholly-owned banking subsidiary and non-bank affiliates, we provide a wide range of services primarily throughout the Midwest region and elsewhere, including commercial and consumer loan and depository services, as well as other traditional banking services, private banking, capital markets, brokerage, wealth management, trust, investment advisory, and other traditional banking services.

CORPORATE DEVELOPMENTS IN FISCAL 2023

During 2023, Old National successfully navigated a challenging interest rate environment, as well as industry-wide liquidity pressures to end the year with record full-year results. Our peer-leading deposit franchise, disciplined loan growth, strong credit quality, well-managed expenses, and dedicated team members who are committed to our clients and communities drove these outstanding results. Highlights experienced in 2023 included:

- net income applicable to common shareholders of $565.9 million, or $1.94 per diluted common share;
- growth in deposits of 6%;
- net interest income increase of $175.2 million, reflective of the higher rate environment and loan growth;
- disciplined loan growth of 6%;
- granular, low-cost deposit franchise; loan to deposit ratio of 89%;
- well-managed expenses; and
- stable credit metrics, including net charge-offs to average loans of 0.17%.

Our net interest income increased to $1.5 billion during 2023, compared to $1.3 billion in 2022 driven by the higher interest rate environment and loan growth. Provision for credit losses decreased compared to 2022, reflective of provision expense associated with the First Midwest merger in 2022. In addition, provision for credit losses for 2023 was impacted by higher net charge-offs, loan growth and macroeconomic factors. Noninterest income decreased from $399.8 million in 2022 to $333.3 million in 2023 primarily due to a $90.7 gain on the sale of health savings accounts in the fourth quarter of 2022, partially offset by a gain on sale of Visa Class B restricted shares totaling $21.6 million in the fourth quarter of 2023 and the full-period 2023 impact of the First Midwest merger which occurred in February of 2022. Noninterest expense decreased $11.9 million in 2023 compared to 2022. Noninterest expense in 2023 included $28.7 million of merger-related expenses, a $19.1 million FDIC special assessment, $4.4 million of contract termination charges, $3.4 million of expenses related to the Louisville tragedy, and $1.6 million for property optimization. Noninterest expense in 2022 included $120.9 million of merger-related expenses and $26.8 million for property optimization. Excluding these expenses, noninterest expense in 2023 increased $78.8 million, reflective of the additional operating costs associated with the full-period 2023 impact of the First Midwest merger, higher FDIC assessment expense, and marketing campaigns.

On October 26, 2023, Old National announced that it entered into a definitive merger agreement pursuant to which Old National will acquire CapStar and its wholly-owned subsidiary, CapStar Bank, in an all-stock transaction. As of September 30, 2023, CapStar had approximately $3.3 billion of total assets, $2.3 billion of total loans, and $2.8 billion of deposits. The definitive merger agreement has been approved by the Board of Directors of each company. The transaction is anticipated to close in the second quarter of 2024 subject to the approval of CapStar shareholders.

BUSINESS OUTLOOK

We enter 2024 cautiously optimistic as we believe we have positioned the balance sheet well approaching the end of this rate cycle with most of the work to achieve a neutral rate risk position behind us. Old National's peer-leading deposit franchise adds value in any economic cycle, and we anticipate continued success in the execution of our deposit strategy, which allows us to compete for clients in the markets we serve. Deposit and organic loan growth remain top priorities for the Company as we continue to focus on full client relationships that align with our risk-adjusted return requirements. Old National's credit quality remains strong as we continue to adhere to our disciplined underwriting process.

Our pending merger with CapStar is expected to expand our business to the highly dynamic markets of Nashville and broader Tennessee, as well as Asheville, North Carolina. This partnership will expand on our opportunities to acquire new clients and build on existing relationships associated within this footprint.

As we opportunistically execute on this partnership in 2024, we continue to focus on the fundamentals of basic banking, including loan and deposit growth, expansion of revenue-generating businesses, prudent capital deployment, and expense management to produce positive operating leverage and allow us to continue to create value for our shareholders and communities.

FINANCIAL HIGHLIGHTS

The following table sets forth certain financial highlights of Old National for the previous five quarters:

(dollars and shares in thousands, except per share data)	Three Months Ended December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Income Statement:					
Net interest income	**$ 364,408**	$ 375,086	$ 382,171	$ 381,488	$ 391,090
Taxable equivalent adjustment [(1)] [(3)]	**6,100**	5,837	5,825	5,666	5,378
Net interest income – taxable equivalent basis [(3)]	**370,508**	380,923	387,996	387,154	396,468
Provision (release) for credit losses	**11,595**	19,068	14,787	13,437	11,408
Noninterest income	**100,094**	80,938	81,629	70,681	165,037
Noninterest expense	**284,235**	244,776	246,584	250,711	282,675
Net income available to common shareholders	**128,446**	143,842	151,003	142,566	196,701
Per Common Share Data:					
Weighted average diluted common shares	**292,029**	291,717	291,266	292,756	293,131
Net income (diluted)	**$ 0.44**	$ 0.49	$ 0.52	$ 0.49	$ 0.67
Cash dividends	**0.14**	0.14	0.14	$ 0.14	$ 0.14
Common dividend payout ratio [(2)]	**32 %**	29 %	27 %	29 %	21 %
Book value	**$ 18.18**	$ 17.07	$ 17.25	$ 17.24	$ 16.68
Stock price	**16.89**	14.54	13.94	14.42	17.98
Tangible common book value [(3)]	**11.00**	9.87	10.03	9.98	9.42
Performance Ratios:					
Return on average assets	**1.09 %**	1.22 %	1.29 %	1.25 %	1.74 %
Return on average common equity	**10.20**	11.39	12.01	11.58	16.77
Return on average tangible common equity [(3)]	**18.11**	20.18	21.35	21.03	31.53
Net interest margin [(3)]	**3.39**	3.49	3.60	3.69	3.85
Efficiency ratio [(3)]	**59.05**	51.66	51.22	52.81	49.12
Net charge-offs to average loans	**0.12**	0.24	0.13	0.21	0.05
Allowance for credit losses on loans to ending loans	**0.93**	0.93	0.93	0.94	0.98
Allowance for credit losses [(4)] to ending loans	**1.03**	1.03	1.04	1.05	1.08
Non-performing loans to ending loans	**0.83**	0.80	0.91	0.74	0.81
Balance Sheet:					
Total loans	**$ 32,991,927**	$ 32,577,834	$ 32,432,473	$ 31,822,374	$ 31,123,641
Total assets	**49,089,836**	49,059,448	48,496,755	47,842,644	46,763,372
Total deposits	**37,235,180**	37,252,676	36,231,315	34,917,792	35,000,830
Total borrowed funds	**5,331,147**	5,556,010	6,034,008	6,740,454	5,586,314
Total shareholders' equity	**5,562,900**	5,239,537	5,292,095	5,277,426	5,128,595
Capital Ratios:					
Risk-based capital ratios:					
Tier 1 common equity	**10.70 %**	10.41 %	10.14 %	9.98 %	10.03 %
Tier 1	**11.35**	11.06	10.79	10.64	10.71
Total	**12.64**	12.32	12.14	11.96	12.02
Leverage ratio (to average assets)	**8.83**	8.70	8.59	8.53	8.52
Total equity to assets (averages)	**10.81**	10.88	10.96	11.00	10.70
Tangible common equity to tangible assets [(3)]	**6.85**	6.15	6.33	6.37	6.18
Nonfinancial Data:					
Full-time equivalent employees	**3,940**	3,981	4,021	4,023	3,967
Banking centers	**258**	257	256	256	263

(1) Calculated using the federal statutory tax rate in effect of 21% for all periods.
(2) Cash dividends per share divided by net income per share (basic).
(3) Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for reconciliations to GAAP financial measures.
(4) Includes the allowance for credit losses on loans and unfunded loan commitments.

The following table sets forth certain financial highlights of Old National for the year-to-date periods:

(dollars and shares in thousands, except per share data)	Years Ended December 31, 2023	Years Ended December 31, 2022
Income Statement:		
Net interest income	$ 1,503,153	$ 1,327,936
Taxable equivalent adjustment [1] [3]	23,428	18,414
Net interest income – taxable equivalent basis [3]	1,526,581	1,346,350
Provision (release) for credit losses	58,887	144,799
Noninterest income	333,342	399,779
Noninterest expense	1,026,306	1,038,183
Net income available to common shareholders	565,857	414,169
Per Common Share Data:		
Weighted average diluted common shares	291,855	276,688
Net income (diluted)	$ 1.94	$ 1.50
Cash dividends	$ 0.56	$ 0.56
Common dividend payout ratio [2]	29 %	37 %
Book value	$ 18.18	$ 16.68
Stock price	16.89	17.98
Tangible common book value [3]	11.00	9.42
Performance Ratios:		
Return on average assets	1.21 %	0.99 %
Return on average common equity	11.29	8.92
Return on average tangible common equity [3]	20.15	16.34
Net interest margin [3]	3.54	3.47
Efficiency ratio [3]	53.70	57.97
Net charge-offs to average loans	0.17	0.06
Allowance for credit losses on loans to ending loans	0.93	0.98
Allowance for credit losses [4] to ending loans	1.03	1.08
Non-performing loans to ending loans	0.83	0.81
Balance Sheet:		
Total loans	$ 32,991,927	$ 31,123,641
Total assets	49,089,836	46,763,372
Total deposits	37,235,180	35,000,830
Total borrowed funds	5,331,147	5,586,314
Total shareholders' equity	5,562,900	5,128,595
Capital Ratios:		
Risk-based capital ratios:		
Tier 1 common equity	10.70 %	10.03 %
Tier 1	11.35	10.71
Total	12.64	12.02
Leverage ratio (to average assets)	8.83	8.52
Total equity to assets (averages)	10.91	11.23
Tangible common equity to tangible assets [3]	6.85	6.18
Nonfinancial Data:		
Full-time equivalent employees	3,940	3,967
Banking centers	258	263

(1) Calculated using the federal statutory tax rate in effect of 21% for all periods.
(2) Cash dividends per share divided by net income per share (basic).
(3) Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for reconciliations to GAAP financial measures.
(4) Includes the allowance for credit losses on loans and unfunded loan commitments.

NON-GAAP FINANCIAL MEASURES

The Company's accounting and reporting policies conform to GAAP and general practices within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes are useful because they assist users of the financial statements in assessing the Company's operating performance. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the following table.

The taxable equivalent adjustment to net interest income and net interest margin recognizes the income tax savings when comparing taxable and tax-exempt assets. Interest income and yields on tax-exempt securities and loans are presented using the current federal income tax rate of 21%. Management believes that it is standard practice in the banking industry to present net interest income and net interest margin on a fully tax-equivalent basis and that it may enhance comparability for peer comparison purposes.

In management's view, tangible common equity measures are capital adequacy metrics that may be meaningful to the Company, as well as users of the financial statements, in assessing the Company's use of equity and in facilitating comparisons with peers. These non-GAAP measures are valuable indicators of a financial institution's capital strength since they eliminate intangible assets from shareholders' equity and retain the effect of AOCI in shareholders' equity.

Although intended to enhance understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. In addition, these non-GAAP financial measures may differ from those used by other financial institutions to assess their business and performance. See the previously provided tables and the following reconciliations in the "Non-GAAP Reconciliations" section for details on the calculation of these measures to the extent presented herein.

The following table presents GAAP to non-GAAP reconciliations for the previous five quarters:

(dollars and shares in thousands, except per share data)	Three Months Ended				
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Tangible common book value:					
Shareholders' common equity	$ 5,319,181	$ 4,995,818	$ 5,048,376	$ 5,033,707	$ 4,884,876
Deduct: Goodwill and intangible assets	2,100,966	2,106,835	2,112,875	2,118,935	2,125,121
Tangible shareholders' common equity [1]	$ 3,218,215	$ 2,888,983	$ 2,935,501	$ 2,914,772	$ 2,759,755
Period end common shares	292,655	292,586	292,597	291,922	292,903
Tangible common book value [1]	11.00	9.87	10.03	9.98	9.42
Return on average tangible common equity:					
Net income applicable to common shares	$ 128,446	$ 143,842	$ 151,003	$ 142,566	$ 196,701
Add: Intangible amortization (net of tax) [2]	4,402	4,530	4,545	4,639	5,090
Tangible net income [1]	$ 132,848	$ 148,372	$ 155,548	$ 147,205	$ 201,791
Average shareholders' common equity	$ 5,037,768	$ 5,050,353	$ 5,030,083	$ 4,922,469	$ 4,692,863
Deduct: Average goodwill and intangible assets	2,103,935	2,109,944	2,115,894	2,122,157	2,132,480
Average tangible shareholders' common equity [1]	$ 2,933,833	$ 2,940,409	$ 2,914,189	$ 2,800,312	$ 2,560,383
Return on average tangible common equity [1]	18.11 %	20.18 %	21.35 %	21.03 %	31.53 %
Net interest margin:					
Net interest income	$ 364,408	$ 375,086	$ 382,171	$ 381,488	$ 391,090
Taxable equivalent adjustment	6,100	5,837	5,825	5,666	5,378
Net interest income – taxable equivalent basis [1]	$ 370,508	$ 380,923	$ 387,996	$ 387,154	$ 396,468
Average earning assets	$ 43,701,283	$ 43,617,456	$ 43,097,198	$ 41,941,913	$ 41,206,695
Net interest margin [1]	3.39 %	3.49 %	3.60 %	3.69 %	3.85 %
Efficiency ratio:					
Noninterest expense	$ 284,235	$ 244,776	$ 246,584	$ 250,711	$ 282,675
Deduct: Intangible amortization expense	5,869	6,040	6,060	6,186	6,787
Adjusted noninterest expense [1]	$ 278,366	$ 238,736	$ 240,524	$ 244,525	$ 275,888
Net interest income – taxable equivalent basis [1] (see above)	$ 370,508	$ 380,923	$ 387,996	$ 387,154	$ 396,468
Noninterest income	100,094	80,938	81,629	70,681	165,037
Deduct: Debt securities gains (losses), net	(825)	(241)	17	(5,216)	(173)
Adjusted total revenue [1]	$ 471,427	$ 462,102	$ 469,608	$ 463,051	$ 561,678
Efficiency ratio	59.05 %	51.66 %	51.22 %	52.81 %	49.12 %
Tangible common equity to tangible assets:					
Tangible shareholders' equity [1] (see above)	$ 3,218,215	$ 2,888,983	$ 2,935,501	$ 2,914,772	$ 2,759,755
Assets	$ 49,089,836	$ 49,059,448	$ 48,496,755	$ 47,842,644	$ 46,763,372
Deduct: Goodwill and intangible assets	2,100,966	2,106,835	2,112,875	2,118,935	2,125,121
Tangible assets [1]	$ 46,988,870	$ 46,952,613	$ 46,383,880	$ 45,723,709	$ 44,638,251
Tangible common equity to tangible assets [1]	6.85 %	6.15 %	6.33 %	6.37 %	6.18 %

(1) Represents a non-GAAP financial measure.
(2) Calculated using management's estimate of the annual fully taxable equivalent rates (federal and state).

FORM 10-K

The following table presents GAAP to non-GAAP reconciliations for the year-to-date periods:

(dollars and shares in thousands, except per share data)	Years Ended December 31,	
	2023	**2022**
Tangible common book value:		
Shareholders' common equity	$ **5,319,181**	$ 4,884,876
Deduct: Goodwill and intangible assets	**2,100,966**	2,125,121
Tangible shareholders' common equity [(1)]	$ **3,218,215**	$ 2,759,755
Period end common shares	**292,655**	292,903
Tangible common book value [(1)]	**11.00**	9.42
Return on average tangible common equity:		
Net income applicable to common shares	$ **565,857**	$ 414,169
Add: Intangible amortization (net of tax) [(2)]	**18,116**	19,718
Tangible net income [(1)]	$ **583,973**	$ 433,887
Average shareholders' common equity	$ **5,010,594**	$ 4,644,971
Deduct: Average goodwill and intangible assets	**2,112,924**	1,989,466
Average tangible shareholders' common equity [(1)]	$ **2,897,670**	$ 2,655,505
Return on average tangible common equity [(1)]	**20.15 %**	16.34 %
Net interest margin:		
Net interest income	$ **1,503,153**	$ 1,327,936
Taxable equivalent adjustment	**23,428**	18,414
Net interest income – taxable equivalent basis [(1)]	$ **1,526,581**	$ 1,346,350
Average earning assets	$ **43,095,730**	$ 38,751,786
Net interest margin [(1)]	**3.54 %**	3.47 %
Efficiency ratio:		
Noninterest expense	$ **1,026,306**	$ 1,038,183
Deduct: Intangible amortization expense	**24,155**	25,857
Adjusted noninterest expense [(1)]	$ **1,002,151**	$ 1,012,326
Net interest income – taxable equivalent basis [(1)] (see above)	$ **1,526,581**	$ 1,346,350
Noninterest income	**333,342**	399,779
Deduct: Debt securities gains (losses), net	**(6,265)**	(88)
Adjusted total revenue [(1)]	$ **1,866,188**	$ 1,746,217
Efficiency ratio	**53.70 %**	57.97 %
Tangible common equity to tangible assets:		
Tangible shareholders' equity [(1)] (see above)	$ **3,218,215**	$ 2,759,755
Assets	$ **49,089,836**	$ 46,763,372
Deduct: Goodwill and intangible assets	**2,100,966**	2,125,121
Tangible assets [(1)]	$ **46,988,870**	$ 44,638,251
Tangible common equity to tangible assets [(1)]	**6.85 %**	6.18 %

(1) Represents a non-GAAP financial measure.
(2) Calculated using management's estimate of the annual fully taxable equivalent rates (federal and state).

RESULTS OF OPERATIONS

The following table sets forth certain income statement information of Old National:

(dollars in thousands, except per share data)	Years Ended December 31,		
	2023	**2022**	**2021**
Income Statement Summary:			
Net interest income	$ 1,503,153	$ 1,327,936	$ 596,400
Provision (release) for credit losses	58,887	144,799	(29,622)
Noninterest income	333,342	399,779	214,219
Noninterest expense	1,026,306	1,038,183	501,379
Net income applicable to common shareholders	565,857	414,169	277,538
Net income per common share – diluted	1.94	1.50	1.67
Other Data:			
Return on average common equity	11.29 %	8.92 %	9.26 %
Return on average tangible common equity [1]	20.15 %	16.34 %	14.89 %
Efficiency ratio [1]	53.70 %	57.97 %	59.75 %
Efficiency ratio (prior presentation) [2]	N/A	N/A	59.65 %
Tier 1 leverage ratio	8.83 %	8.52 %	8.59 %
Net charge-offs (recoveries) to average loans	0.17 %	0.06 %	(0.03)%

(1) Represents a non-GAAP financial measure. Refer to "Non-GAAP Financial Measures" section for reconciliations to GAAP financial measures.

(2) Presented as calculated prior to December 31, 2022, which included the provision for unfunded loan commitments in noninterest expense. Management believes that removing the provision for unfunded loan commitments from this metric enhances comparability for peer comparison purposes.

Net Interest Income

Net interest income is the most significant component of our earnings, comprising 82% of 2023 revenues. Net interest income and net interest margin are influenced by many factors, primarily the volume and mix of earning assets, funding sources, and interest rate fluctuations. Other factors include the level of accretion income on purchased loans, prepayment risk on mortgage and investment-related assets, and the composition and maturity of interest-earning assets and interest-bearing liabilities.

Interest rates increased during 2023. The Federal Reserve's Federal Funds range is currently in a target range of 5.25% to 5.50%, with the Effective Federal Funds Rate at 5.33% at December 31, 2023, and 4.33% at December 31, 2022. Management actively takes balance sheet restructuring, derivative, and deposit pricing actions to help mitigate interest rate risk. See the section of this Item 7 titled "Risk Management — Market Risk" for additional information regarding this risk.

Loans typically generate more interest income than investment securities with similar maturities. Funding from client deposits generally costs less than wholesale funding sources. Factors such as general economic activity, Federal Reserve monetary policy, and price volatility of competing alternative investments can also exert significant influence on our ability to optimize our mix of assets and funding, net interest income, and net interest margin.

Net interest income is the excess of interest received from interest-earning assets over interest paid on interest-bearing liabilities. For analytical purposes, net interest income is presented in the table that follows, adjusted to a taxable equivalent basis to reflect what our tax-exempt assets would need to yield in order to achieve the same after-tax yield as a taxable asset. We used the current federal statutory tax rate in effect of 21% for all periods. This analysis portrays the income tax benefits related to tax-exempt assets and helps to facilitate a comparison between taxable and tax-exempt assets. Management believes that it is a standard practice in the banking industry to present net interest margin and net interest income on a fully taxable equivalent basis and that it may enhance comparability for peer comparison purposes for both management and investors.

FORM 10-K

The following table presents a three-year average balance sheet and for each major asset and liability category, its related interest income and yield, or its expense and rate for the years ended December 31.

(Taxable equivalent basis, dollars in thousands)	2023 Average Balance	2023 Income [1]/ Expense	2023 Yield/ Rate	2022 Average Balance	2022 Income [1]/ Expense	2022 Yield/ Rate	2021 Average Balance	2021 Income [1]/ Expense	2021 Yield/ Rate
Earning Assets									
Money market and other interest-earning investments	$ 826,453	$ 39,683	4.80 %	$ 812,296	$ 2,814	0.35 %	$ 450,158	$ 589	0.13 %
Investment securities:									
Treasury and government-sponsored agencies	2,322,792	84,771	3.65	2,290,229	47,932	2.09	1,573,855	24,209	1.54
Mortgage-backed securities	5,178,940	136,827	2.64	5,562,442	129,411	2.33	3,356,950	60,479	1.80
States and political subdivisions	1,749,722	57,847	3.31	1,805,433	57,688	3.20	1,548,939	50,115	3.24
Other securities	776,456	39,166	5.04	687,926	24,133	3.51	443,606	10,680	2.41
Total investment securities	10,027,910	318,611	3.18	10,346,030	259,164	2.50	6,923,350	145,483	2.10
Loans: [2]									
Commercial	9,570,639	639,131	6.68	8,252,237	397,228	4.81	3,763,099	138,063	3.67
Commercial real estate	13,405,946	825,053	6.15	11,147,967	489,499	4.39	6,168,146	228,568	3.71
Residential real estate loans	6,646,684	243,646	3.67	5,622,901	201,637	3.59	2,269,989	83,578	3.68
Consumer	2,618,098	164,125	6.27	2,570,355	122,274	4.76	1,577,467	56,281	3.57
Total loans	32,241,367	1,871,955	5.81	27,593,460	1,210,638	4.39	13,778,701	506,490	3.68
Total earning assets	43,095,730	$ 2,230,249	5.18 %	38,751,786	$ 1,472,616	3.80 %	21,152,209	$ 652,562	3.09 %
Less: Allowance for credit losses on loans	(302,486)			(261,534)			(117,436)		
Non-Earning Assets									
Cash and due from banks	413,569			355,391			256,860		
Other assets	4,945,394			4,404,057			2,492,054		
Total assets	$ 48,152,207			$ 43,249,700			$ 23,783,687		
Interest-Bearing Liabilities									
Checking and NOW accounts	$ 7,664,183	$ 94,263	1.23 %	$ 8,104,844	$ 21,321	0.26 %	$ 4,945,435	$ 2,065	0.04 %
Savings accounts	5,638,766	14,941	0.26	6,342,697	3,367	0.05	3,648,019	2,003	0.05
Money market accounts	7,249,497	206,634	2.85	4,961,159	11,882	0.24	2,080,332	1,750	0.08
Time deposits, excluding brokered deposits	3,875,984	123,428	3.18	2,312,935	10,801	0.47	1,020,359	5,105	0.50
Brokered deposits	913,349	45,094	4.94	45,796	1,722	3.76	41,371	31	0.08
Total interest-bearing deposits	25,341,779	484,360	1.91	21,767,431	49,093	0.23	11,735,516	10,954	0.09
Federal funds purchased and interbank borrowings	229,386	11,412	4.98	151,243	5,021	3.32	1,113	—	—
Securities sold under agreements to repurchase	332,853	3,299	0.99	440,619	843	0.19	392,777	397	0.10
FHLB advances	4,568,964	161,860	3.54	2,986,006	51,524	1.73	1,902,407	21,075	1.11
Other borrowings	822,471	42,737	5.20	619,659	19,785	3.19	269,484	9,823	3.65
Total borrowed funds	5,953,674	219,308	3.68	4,197,527	77,173	1.84	2,565,781	31,295	1.22
Total interest-bearing liabilities	$ 31,295,453	$ 703,668	2.25 %	$ 25,964,958	$ 126,266	0.49 %	$ 14,301,297	$ 42,249	0.30 %
Noninterest-Bearing Liabilities and Shareholders' Equity									
Demand deposits	10,633,806			11,750,306			6,163,937		
Other liabilities	968,635			676,940			320,933		
Shareholders' equity	5,254,313			4,857,496			2,997,520		
Total liabilities and shareholders' equity	$ 48,152,207			$ 43,249,700			$ 23,783,687		
Net interest income - taxable equivalent basis		$ 1,526,581	3.54 %		$ 1,346,350	3.47 %		$ 610,313	2.89 %
Taxable equivalent adjustment		(23,428)			(18,414)			(13,913)	
Net interest income (GAAP)		$ 1,503,153	3.49 %		$ 1,327,936	3.43 %		$ 596,400	2.82 %

(1) Interest income is reflected on a fully taxable equivalent basis.
(2) Includes loans held-for-sale.

The following table presents fluctuations in taxable equivalent net interest income attributable to changes in the average balances of assets and liabilities and the yields earned or rates paid for the years ended December 31.

(dollars in thousands)	From 2022 to 2023			From 2021 to 2022		
	Total Change [1]	Attributed to		Total Change [1]	Attributed to	
		Volume	Rate		Volume	Rate
Interest Income						
Money market and other interest-earning investments	$ 36,869	$ 386	$ 36,483	$ 2,225	$ 865	$ 1,360
Investment securities [2]	59,447	(9,039)	68,486	113,681	78,830	34,851
Loans [3]	661,317	236,892	424,425	704,148	556,963	147,185
Total interest income	757,633	228,239	529,394	820,054	636,658	183,396
Interest Expense						
Checking and NOW deposits	72,942	(3,411)	76,353	19,256	4,745	14,511
Savings deposits	11,574	(1,049)	12,623	1,364	1,299	65
Money market deposits	194,752	35,379	159,373	10,132	4,560	5,572
Time deposits, excluding brokered deposits	112,627	28,646	83,981	5,696	1,028	4,668
Brokered deposits	43,372	37,726	5,646	1,691	87	1,604
Federal funds purchased and interbank borrowings	6,391	3,237	3,154	5,021	2,492	2,529
Securities sold under agreements to repurchase	2,456	(637)	3,093	446	70	376
Federal Home Loan Bank advances	110,336	41,837	68,499	30,449	15,351	15,098
Other borrowings	22,952	8,484	14,468	9,962	11,972	(2,010)
Total interest expense	577,402	150,212	427,190	84,017	41,604	42,413
Net interest income	$ 180,231	$ 78,027	$ 102,204	$ 736,037	$ 595,054	$ 140,983

(1) The variance not solely due to rate or volume is allocated equally between the rate and volume variance.
(2) Interest on investment securities includes the effect of taxable equivalent adjustments of $11.5 million in 2023, $11.5 million in 2022, and $9.9 million in 2021; using the federal statutory tax rate in effect of 21%.
(3) Interest on loans includes the effect of taxable equivalent adjustments of $11.9 million in 2023, $6.9 million in 2022, and $4.0 million, in 2021; using the federal statutory tax rate in effect of 21%.

Net interest income in 2023 increased compared to 2022 primarily due to higher rates on loans and investment securities, as well as loan growth, partially offset by higher balances and costs of average interest-bearing liabilities and lower accretion income. Accretion income associated with acquired loans and borrowings totaled $28.3 million in 2023, compared to $86.4 million in 2022.

The increase in the net interest margin on a fully taxable equivalent basis in 2023 when compared to 2022 was primarily due to higher yields on interest earning assets, substantially offset by higher costs of interest-bearing liabilities. The yield on average earning assets increased 138 basis points from 3.80% in 2022 to 5.18% in 2023 and the cost of interest-bearing liabilities increased 176 basis points from 0.49% in 2022 to 2.25% in 2023. Average earning assets increased by $4.3 billion, or 11%, primarily due to a $4.6 billion increase in loans. Average interest-bearing liabilities increased $5.3 billion, or 21%, primarily due to a $3.6 billion increase in interest-bearing deposits and a $1.6 billion increase in FHLB advances. Average noninterest-bearing deposits decreased by $1.1 billion.

The increase in average earning assets in 2023 compared to 2022 was primarily due to the full-year impact of the merger with First Midwest and strong loan growth. The loan portfolio, including loans held-for-sale, which generally has an average yield higher than the investment portfolio, was 75% of average interest earning assets in 2023, compared to 71% in 2022.

Average loans, including loans held-for-sale, increased $4.6 billion in 2023 compared to 2022 primarily due to the full-year impact of the First Midwest merger and strong organic loan growth.

Average investments decreased $318.1 million in 2023 compared to 2022 reflecting the utilization of cash flows from securities to fund loan growth.

Average non-interest-bearing deposits decreased $1.1 billion in 2023 compared to 2022 while average interest-bearing deposits increased $3.6 billion primarily due to the full-year impact of the First Midwest merger, a mix shift as a result of the current rate environment, and organic growth.

Average borrowed funds increased $1.8 billion in 2023 compared to 2022 primarily due to a $1.6 billion increase in FHLB advances.

Provision (Release) for Credit Losses

The following table details the components of provision (release) for credit losses:

(dollars in thousands)	Years Ended December 31,			% Change From Prior Year	
	2023	2022	2021	2023	2022
Provision (release) for credit losses on loans	$ 59,849	$ 123,340	$ (28,812)	(51.5)%	(528.1)%
Provision (release) for credit losses on unfunded loan commitments	(962)	21,309	(810)	(104.5)	N/M
Provision for credit losses on held-to-maturity securities	—	150	—	(100.0)	N/A
Total provision (release) for credit losses	$ 58,887	$ 144,799	$ (29,622)	(59.3)%	(588.8)%
Net (charge-offs) recoveries on non-PCD loans	$ (31,432)	$ (4,911)	$ 4,765	540.0 %	(203.1)%
Net (charge-offs) recoveries on PCD loans	(24,478)	(11,188)	—	118.8	N/A
Total net (charge-offs) recoveries on loans	$ (55,910)	$ (16,099)	$ 4,765	247.3 %	(437.9)%
Net charge-offs (recoveries) to average loans	0.17 %	0.06 %	(0.03)%	183.3 %	(300.0)%

Total provision for credit losses decreased $85.9 million in 2023 compared to 2022. The decrease was primarily due to $96.3 million to establish an allowance for credit losses on non-PCD loans acquired as well as $11.0 million for unfunded loan commitments acquired in the First Midwest merger in 2022. The decrease was partially offset by higher net charge-offs, loan growth, and macroeconomic factors. Continued loan growth in future periods, a decline in our current level of recoveries, or an increase in charge-offs could result in an increase in provision expense. Additionally, provision expense may be volatile due to changes in CECL model assumptions of credit quality, macroeconomic factors and conditions, and loan composition, which drive the allowance for credit losses balance. For additional information about non-performing loans, charge-offs, and additional items impacting the provision, refer to the "Risk Management – Credit Risk" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Noninterest Income

We generate revenues in the form of noninterest income through client fees, sales commissions, and gains and losses from our core banking franchise and other related businesses, such as wealth management, investment consulting, and investment products. This source of revenue as a percentage of total revenue was 18% in 2023 compared to 23% in 2022.

The following table details the components of noninterest income:

(dollars in thousands)	Years Ended December 31,			% Change From Prior Year	
	2023	2022	2021	2023	2022
Wealth and investment services fees	$ 107,784	$ 100,851	$ 65,048	6.9 %	55.0 %
Service charges on deposit accounts	71,945	72,501	31,658	(0.8)	129.0
Debit card and ATM fees	42,153	40,227	23,766	4.8	69.3
Mortgage banking revenue	16,319	23,015	42,558	(29.1)	(45.9)
Capital markets income	24,419	25,986	21,997	(6.0)	18.1
Company-owned life insurance	15,397	14,564	10,589	5.7	37.5
Debt securities gains (losses), net	(6,265)	(88)	4,327	N/M	(102.0)
Gain on sale of Visa Class B restricted shares	21,635	—	—	N/A	N/A
Gain on sale of health savings accounts	—	90,673	—	(100.0)	N/A
Other income	39,955	32,050	14,276	24.7	124.5
Total noninterest income	$ 333,342	$ 399,779	$ 214,219	(16.6)%	86.6 %

The decrease in noninterest income in 2023 compared to 2022 was primarily due to a $90.7 gain on the sale of health savings accounts in the fourth quarter of 2022, partially offset by a gain on sale of Visa Class B restricted shares totaling $21.6 million in the fourth quarter of 2023 and the full-period 2023 impact of the First Midwest merger which occurred in February of 2022.

Wealth and investment services fees increased $6.9 million in 2023 compared to 2022 primarily due to higher wealth management fees as a result of continued sales to new and existing customers as well as favorable market conditions. In addition, wealth and investment services fees increased due to the full-period 2023 impact of the First Midwest merger.

Service charges on deposit accounts decreased modestly in 2023 as a result of several enhancements to overdraft protection programs implemented in late 2022 to provide clients with more flexibility. The changes included the elimination of the non-sufficient fund ("NSF") fee when an item is returned, among other modifications that benefit consumers. The impact of these enhancements was substantially offset by increased service charges on deposit accounts due to the full-period 2023 impact of the First Midwest merger.

Mortgage banking revenue decreased $6.7 million in 2023 compared to 2022 primarily due to the higher rate environment and lower gain on sale margins.

During the fourth quarter of 2023, the Company recognized a $21.6 million pre-tax gain on sale of Visa Class B restricted shares in noninterest income. Prior to the sale, the shares were carried at zero cost basis due to uncertainty surrounding the ability of the Company to transfer or otherwise liquidate the shares. At December 31, 2023, the Company does not hold any remaining Visa Class B restricted shares. See Note 20 to the consolidated financial statements for additional details on the Visa Class B restricted shares.

On November 18, 2022, Old National completed the sale of Old National's business of acting as a qualified custodian for, and administering, health savings accounts. Old National served as custodian for health savings accounts comprised of both investment accounts and deposit accounts. At closing, the health savings accounts held in deposit accounts that were transferred totaled approximately $382 million and the transaction resulted in a $90.7 million pre-tax gain in 2022.

Other income increased $7.9 million in 2023 compared to 2022 primarily due to lower losses on equity securities reflecting improved market conditions, higher commercial loan fees, and higher card incentives.

Noninterest Expense

The following table details the components of noninterest expense:

(dollars in thousands)		Years Ended December 31,			% Change From Prior Year	
		2023	2022	2021	2023	2022
Salaries and employee benefits	$	546,364	$ 575,626	$ 284,098	(5.1)%	102.6 %
Occupancy		106,676	100,421	54,834	6.2	83.1
Equipment		32,163	27,637	16,704	16.4	65.5
Marketing		39,511	32,264	12,684	22.5	154.4
Technology		80,343	84,865	47,047	(5.3)	80.4
Communication		16,980	18,846	10,073	(9.9)	87.1
Professional fees		27,335	39,046	20,077	(30.0)	94.5
FDIC assessment		56,730	19,332	6,059	193.5	219.1
Amortization of intangibles		24,155	25,857	11,336	(6.6)	128.1
Amortization of tax credit investments		15,367	10,961	6,770	40.2	61.9
Property optimization		1,559	26,818	—	(94.2)	N/A
Other expense		79,123	76,510	31,697	3.4	141.4
Total noninterest expense	$	1,026,306	$ 1,038,183	$ 501,379	(1.1)%	107.1 %

Noninterest expense decreased $11.9 million in 2023 compared to 2022. Noninterest expense in 2023 included $28.7 million of merger-related expenses, a $19.1 million FDIC special assessment, $4.4 million of contract termination charges, $3.4 million of expenses related to the Louisville tragedy, and $1.6 million for property optimization. Noninterest expense in 2022 included $120.9 million of merger-related expenses and $26.8 million for property optimization. Excluding these expenses, noninterest expense in 2023 increased $78.8 million, reflective of the additional operating costs associated with the full-period 2023 impact of the First Midwest merger which occurred in February of 2022, higher FDIC assessment expense, and marketing campaigns.

FDIC assessment expense increased $37.4 million in 2023 compared to 2022 due to a $19.1 million FDIC special assessment, as well as higher assessment rates and deposit balances. On November 16, 2023, the FDIC finalized a rule that imposes special assessments to recover the losses to the DIF resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the Federal Deposit Insurance Act in connection with the receiverships of Silicon Valley Bank and Signature Bank. The FDIC estimated in approving the rule that those assessed losses total approximately $16.3 billion. The rule provides that this loss estimate will be periodically adjusted, which will affect the amount of the special assessment. Under the rule, the assessment base is the estimated uninsured deposits that an IDI reported in its December 31, 2022 Call Report, excluding the first $5 billion in estimated uninsured deposits. The special assessments will be collected at an annual rate of approximately 13.4 basis points per year (3.36 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, extend the special assessment collection period and impose a final shortfall special assessment on a one-time basis. In its December 31, 2022 Call Report, Old National Bank reported estimated uninsured deposits of approximately $12.0 billion. The total of the special assessments for Old National Bank is estimated at $19.1 million, and such amount was recorded as an expense in the year ending December 31, 2023.

Amortization of tax credit investments increased $4.4 million in 2023 compared to 2022. The recognition of tax credit amortization expense is contingent upon the successful completion of the rehabilitation of a historic building or completion of a solar project within the reporting period. Many factors including weather, labor availability, building regulations, inspections, and other unexpected construction delays related to a rehabilitation project can cause a project to exceed its estimated completion date. See Note 9 to the consolidated financial statements for additional information on our tax credit investments.

During the fourth quarter of 2022, Old National initiated certain property optimization actions that included the closure and consolidation of certain branches as well as other real estate repositioning across our footprint. These actions resulted in expenses totaling $26.8 million associated with valuation adjustments related to these locations in 2022.

Provision for Income Taxes

We record a provision for income taxes currently payable and for income taxes payable or benefits to be received in the future, which arise due to timing differences in the recognition of certain items for financial statement and income tax purposes. The major difference between the effective tax rate applied to our financial statement income and the federal statutory tax rate is caused by a tax benefit from our tax credit investments and interest on tax-exempt securities and loans. The effective tax rate was 22.5% in 2023 compared to 21.4% in 2022. The higher effective tax rate in 2023 compared to 2022 reflected increases in pre-tax book income and non-deductible FDIC premiums combined with smaller increases in tax credits and tax-exempt income. See Note 15 to the consolidated financial statements for additional details on Old National's income tax provision.

FINANCIAL CONDITION

Overview

At December 31, 2023, our assets were $49.1 billion, a $2.3 billion increase compared to $46.8 billion at December 31, 2022. The increase was driven by disciplined loan growth and higher cash balances funded through higher deposits.

Earning Assets

Our earning assets are comprised of investment securities, portfolio loans, loans held-for-sale, money market investments, interest earning accounts with the Federal Reserve, and equity securities. Earning assets were $43.9 billion at December 31, 2023, an increase of $2.3 billion compared to earning assets of $41.6 billion at December 31, 2022 driven primarily by loan growth.

Investment Securities

We classify the majority of our investment securities as available-for-sale to give management the flexibility to sell the securities prior to maturity based on fluctuating interest rates or changes in our funding requirements. During 2022, we transferred $3.0 billion of securities available-for-sale to held-to-maturity due to rising interest rates and related effects on the value of our investment securities.

The investment securities portfolio, including equity securities, was $10.2 billion at both December 31, 2023 and December 31, 2022. Investment securities represented 23% of earning assets at December 31, 2023, compared to 25% at December 31, 2022. As of December 31, 2023, we had no intent to sell any securities that were in an unrealized loss position nor is it expected that we would be required to sell the securities prior to their anticipated recovery.

The investment securities available-for-sale portfolio had net unrealized losses of $869.5 million at December 31, 2023, compared to net unrealized losses of $844.4 million at December 31, 2022. The investment securities held-to-maturity portfolio had net unrealized losses of $412.3 million at December 31, 2023, compared to net unrealized losses of $445.5 million at December 31, 2022.

The investment securities available-for-sale portfolio including securities hedges had an effective duration of 4.24 at December 31, 2023, compared to 4.57 at December 31, 2022. The total investment securities portfolio had an effective duration of 5.35 at December 31, 2023, compared to 6.45 at December 31, 2022. Effective duration represents the percentage change in the fair value of the portfolio in response to a change in interest rates and is used to evaluate the portfolio's price volatility at a single point in time. Generally, there is more uncertainty in interest rates over a longer average maturity, resulting in a higher duration percentage. The weighted average yields on investment securities, on a taxable equivalent basis, were 3.18% in 2023 and 2.50% in 2022.

Loan Portfolio

We lend to commercial and commercial real estate clients in many diverse industries including real estate rental and leasing, manufacturing, healthcare, wholesale trade, construction, and agriculture, among others. Old National manages concentrations of credit exposure by industry, product, geography, client relationship, and loan size.

The following table presents the composition of the loan portfolio at December 31.

(dollars in thousands)	2023	2022
Commercial	$ 9,512,230 $	9,508,904
Commercial real estate	14,140,629	12,457,070
Residential real estate	6,699,443	6,460,441
Consumer	2,639,625	2,697,226
Total loans	32,991,927	31,123,641
Allowance for credit losses on loans	(307,610)	(303,671)
Net loans	$ 32,684,317 $	30,819,970

The following table presents the contractual maturity distribution and rate sensitivity of loans at December 31, 2023 and an analysis of these loans that have fixed and floating interest rates. The table does not take into account repricing or other forecast assumptions.

(dollars in thousands)	Within 1 Year	After 1 - 5 Years	After 5 - 15 Years	After 15 Years	Total	% of Total
Commercial						
Interest rates:						
Fixed	$ 222,764 $	1,684,461 $	1,080,123 $	120,401 $	3,107,749	33 %
Floating	1,469,667	3,646,232	1,174,865	113,717	6,404,481	67
Total	$ 1,692,431 $	5,330,693 $	2,254,988 $	234,118 $	9,512,230	100 %
Commercial Real Estate						
Interest rates:						
Fixed	$ 623,725 $	3,422,934 $	1,098,770 $	70,694 $	5,216,123	37 %
Floating	1,538,046	5,216,453	2,065,194	104,813	8,924,506	63
Total	$ 2,161,771 $	8,639,387 $	3,163,964 $	175,507 $	14,140,629	100 %
Residential Real Estate						
Interest rates:						
Fixed	$ 5,839 $	1,607,311 $	628,420 $	3,619,213 $	5,860,783	87 %
Floating	63	1,452	26,913	810,232	838,660	13
Total	$ 5,902 $	1,608,763 $	655,333 $	4,429,445 $	6,699,443	100 %
Consumer						
Interest rates:						
Fixed	$ 44,970 $	963,056 $	561,087 $	23,037 $	1,592,150	60 %
Floating	31,335	157,871	73,347	784,922	1,047,475	40
Total	$ 76,305 $	1,120,927 $	634,434 $	807,959 $	2,639,625	100 %

Commercial and Commercial Real Estate Loans

Commercial and commercial real estate loans are the largest classifications within earning assets, representing 54% at December 31, 2023, compared to 53% at December 31, 2022. At December 31, 2023, commercial and commercial real estate loans were $23.7 billion, an increase of $1.7 billion compared to December 31, 2022 driven by disciplined loan production that was well balanced across our market footprint and product lines, partially offset by commercial loan sales.

The following table provides detail on commercial loans by industry classification (as defined by the North American Industry Classification System) and by loan size at December 31.

(dollars in thousands)	2023			2022		
	Outstanding	Exposure[1]	Nonaccrual	Outstanding	Exposure[1]	Nonaccrual
By Industry:						
Manufacturing	$ 1,589,727	$ 2,734,935	$ 7,408	$ 1,757,907	$ 2,803,883	$ 2,464
Health care and social assistance	1,567,286	1,949,250	7,390	1,588,392	2,043,105	11,806
Wholesale trade	748,058	1,541,951	3,789	857,400	1,552,985	2,895
Real estate rental and leasing	686,008	1,035,073	700	642,511	962,549	1,135
Finance and insurance	637,630	966,842	1	484,532	858,391	17
Construction	554,312	1,437,025	2,040	556,913	1,307,582	1,517
Professional, scientific, and technical services	458,133	821,738	3,825	507,940	832,407	4,735
Transportation and warehousing	453,630	703,976	1,746	422,643	633,267	3,496
Accommodation and food services	389,591	503,990	705	399,915	512,025	596
Retail trade	345,944	620,308	5,273	332,367	538,135	7,386
Administrative and support and waste management and remediation services	321,018	487,359	347	315,785	446,655	13,860
Educational services	263,539	406,867	7	210,850	378,955	3,750
Agriculture, forestry, fishing, and hunting	255,811	392,098	415	261,355	382,376	996
Public administration	216,939	285,963	—	231,453	325,834	846
Other services	208,012	400,195	9,328	194,998	356,743	2,656
Other	816,592	1,111,030	1,537	743,943	1,122,409	739
Total	$ 9,512,230	$ 15,398,600	$ 44,511	$ 9,508,904	$ 15,057,301	$ 58,894
By Loan Size:						
Less than $200,000	3 %	3 %	5 %	3 %	3 %	3 %
$200,000 to $1,000,000	11	10	20	11	11	20
$1,000,000 to $5,000,000	24	25	48	25	26	36
$5,000,000 to $10,000,000	16	16	7	15	15	24
$10,000,000 to $25,000,000	31	28	20	31	27	17
Greater than $25,000,000	15	18	—	15	18	—
Total	100 %	100 %	100 %	100 %	100 %	100 %

(1) Includes unfunded loan commitments.

The following table provides detail on commercial real estate loans classified by property type at December 31.

(dollars in thousands)	2023			2022		
	Outstanding	Exposure[1]	Nonaccrual	Outstanding	Exposure[1]	Nonaccrual
By Property Type:						
Multifamily	$ 4,794,605	$ 6,422,311	$ 6,050	$ 4,188,137	$ 5,920,414	$ 13,749
Warehouse / Industrial	2,704,656	3,308,273	6,459	1,976,804	2,533,892	9,090
Office	1,948,430	2,112,157	58,111	1,813,007	1,979,272	13,728
Retail	1,886,233	1,958,254	29,823	1,808,041	1,895,345	18,155
Single family	450,560	476,946	3,187	515,390	615,216	7,022
Other [2]	2,356,145	2,771,345	57,162	2,155,691	2,667,780	61,977
Total	$ 14,140,629	$ 17,049,286	$ 160,792	$ 12,457,070	$ 15,611,919	$ 123,721

(1) Includes unfunded loan commitments.
(2) Other includes commercial development, agriculture real estate, hotels, self-storage, senior housing, land development, religion, and mixed-use properties.

The mix of properties securing the loans in our commercial real estate portfolio is balanced between owner-occupied and non-owner-occupied categories and is diverse in terms of type and geographic location, generally within the Company's primary market area. Approximately 25% of the commercial real estate portfolio is owner-occupied as of December 31, 2023.

The Company actively reviews its broader loan portfolio in the normal course of business and has performed a targeted review of contractual maturities in its non-owner-occupied commercial real estate portfolio as part of its response to current market conditions to identify exposure to credit risk associated with renewals. At December 31, 2023, the Company held $435.2 million of non-owner-occupied commercial real estate, or 1.3% of total loans, that mature within 18 months with an interest rate below 4%.

Residential Real Estate Loans

Residential real estate loans held in our portfolio increased $239.0 million to $6.7 billion at December 31, 2023, compared to December 31, 2022. Future increases in interest rates could result in a decline in the level of refinancings and new originations of residential real estate loans.

Consumer Loans

Consumer loans, including automobile loans, personal, and home equity loans and lines of credit, decreased $57.6 million to $2.6 billion at December 31, 2023 compared to December 31, 2022. This decrease reflected lower direct loans, partially offset by higher home equity and indirect consumer loans.

Allowance for Credit Losses on Loans and Unfunded Loan Commitments

At December 31, 2023, the allowance for credit losses on loans was $307.6 million, compared to $303.7 million at December 31, 2022. Continued loan growth in future periods, a decline in our current level of recoveries, or an increase in charge-offs could result in an increase in provision expense. Additionally, provision expense may be volatile due to changes in CECL model assumptions of credit quality, macroeconomic factors and conditions, and loan composition, which drive the allowance for credit losses balance.

We maintain an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet within accrued expenses and other liabilities, while the corresponding provision for unfunded loan commitments is included in the provision for credit losses. The allowance for credit losses on unfunded loan commitments totaled $31.2 million at December 31, 2023, compared to $32.2 million at December 31, 2022.

Additional information about our Allowance for Credit Losses is included in the "Risk Management – Credit Risk" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 4 to the consolidated financial statements.

Funding

The following table summarizes Old National's total funding, comprised of deposits and wholesale borrowings at December 31:

(dollars in thousands)	2023	2022	$ Change	% Change
Deposits:				
Noninterest-bearing demand	$ 9,664,247	$ 11,930,798	$ (2,266,551)	(19)%
Interest-bearing:				
Checking and NOW	7,331,487	8,340,955	(1,009,468)	(12)%
Savings	5,099,186	6,326,158	(1,226,972)	(19)%
Money market	9,561,116	5,389,139	4,171,977	77 %
Time deposits	5,579,144	3,013,780	2,565,364	85 %
Total deposits	37,235,180	35,000,830	2,234,350	6 %
Wholesale borrowings:				
Federal funds purchased and interbank borrowings	390	581,489	(581,099)	(100)%
Securities sold under agreements to repurchase	285,206	432,804	(147,598)	(34)%
Federal Home Loan Bank advances	4,280,681	3,829,018	451,663	12 %
Other borrowings	764,870	743,003	21,867	3 %
Total wholesale borrowings	5,331,147	5,586,314	(255,167)	(5)%
Total funding	$ 42,566,327	$ 40,587,144	$ 1,979,183	5 %

Noninterest-bearing demand deposits decreased $2.3 billion at December 31, 2023 compared to December 31, 2022 while interest-bearing deposits increased $4.5 billion reflecting a mix shift as a result of the rising rate environment during 2023 and organic growth. We use wholesale funding to augment deposit funding and to help maintain our desired interest rate risk position. Wholesale funding as a percentage of total funding was 13% at December 31, 2023, compared to 14% at December 31, 2022. See Notes 11, 12, and 13 to the consolidated financial statements for additional details on our financing activities.

At December 31, 2023, time deposits in excess of the FDIC insurance limit and estimated time deposits that are otherwise uninsured by maturity were as follows:

(dollars in thousands)	Individual Instruments in Denominations that Meet or Exceed the FDIC Insurance Limit	Estimated Aggregate Time Deposits that Meet or Exceed the FDIC Insurance Limit and Otherwise Uninsured Time Deposits
Three months or less	$ 658,589	$ 808,951
Over three through six months	455,280	899,880
Over six through 12 months	330,429	614,622
Over 12 months	71,659	233,458
Total	$ 1,515,957	$ 2,556,911

At December 31, 2023, the estimated amount of FDIC uninsured deposits for regulatory purposes was $17.1 billion.

Capital

Shareholders' equity totaled $5.6 billion, or 11% of total assets, at December 31, 2023 and $5.1 billion, or 11% of total assets, at December 31, 2022. This increase was driven by retained earnings along with changes in unrealized gains (losses) on derivatives. These increases were partially offset by dividends and the repurchase of 1.8 million shares of Common Stock in 2023 under a stock repurchase plan that was approved by the Company's Board of Directors, which reduced equity by $29.5 million. Old National's Common Stock is traded on the NASDAQ under the symbol "ONB" with 58,178 shareholders of record at December 31, 2023.

Capital Adequacy

Old National and the banking industry are subject to various regulatory capital requirements administered by the federal banking agencies. Management routinely analyzes Old National's capital to ensure an optimized capital structure. Accordingly, such evaluations may result in Old National taking a capital action. For additional information on capital adequacy see Note 21 to the consolidated financial statements.

Management views stress testing as an integral part of the Company's risk management and strategic planning activities. Old National performs stress testing periodically throughout the year. The primary objective of the stress test is to ensure that Old National has a robust, forward-looking stress testing process and maintains sufficient capital to continue operations throughout times of economic and financial stress. Management also uses the stress testing framework to evaluate decisions relating to pricing, loan concentrations, capital deployment, and mergers and acquisitions to ensure that strategic decisions align with Old National's risk appetite statement. Old National's stress testing process incorporates key risks that include strategic, market, liquidity, credit, operational, regulatory, compliance, legal, and reputational risks. Old National's stress testing policy outlines steps that will be taken if stress test results do not meet internal thresholds under severely adverse economic scenarios.

RISK MANAGEMENT

Overview

Old National has adopted a Risk Appetite Statement to enable our Board of Directors, Executive Leadership Team, and Senior Management to better assess, understand, monitor, and mitigate Old National's risks. The Risk Appetite Statement addresses the following major risks: strategic, market, liquidity, credit, operational, talent management, compliance and regulatory, legal, and reputational. Our Chief Risk Officer provides quarterly reports to the Board's Enterprise Risk Committee on various risk topics. The following discussion addresses certain of these major risks including credit, market, liquidity, operational, compliance and regulatory, and legal. Discussion of strategic, talent management, and reputational risks is provided in the section entitled "Risk Factors" in Item 1A of this Form 10-K.

Credit Risk

Credit risk represents the risk of loss arising from an obligor's inability or failure to meet contractual payment or performance terms. Our primary credit risks result from our investment and lending activities.

Investment Activities

All of our mortgage-backed securities are backed by U.S. government-sponsored or federal agencies. Municipal bonds, corporate bonds, and other debt securities are evaluated by reviewing the credit-worthiness of the issuer and general market conditions. See Note 3 to the consolidated financial statements for additional details about our investment security portfolio.

Counterparty Exposure

Counterparty exposure is the risk that the other party in a financial transaction will not fulfill its obligation. We define counterparty exposure as nonperformance risk in transactions involving federal funds sold and purchased, repurchase agreements, correspondent bank relationships, and derivative contracts with companies in the financial services industry. Old National manages exposure to counterparty risk in connection with its derivatives transactions by generally engaging in transactions with counterparties having ratings of at least "A" by Standard & Poor's Rating Service or "A2" by Moody's Investors Service. There are provisions in our agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. Total credit exposure is monitored by counterparty and managed within limits that management believes to be prudent. Old National's net counterparty exposure was an asset of $22.0 million at December 31, 2023.

Lending Activities

Commercial

Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes. Lease financing consists of direct financing leases and is used by commercial clients to finance capital purchases ranging from computer equipment to transportation equipment. The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant. A determination is made as to the applicant's ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved. In addition to an evaluation of the applicant's financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as additional collateral or personal guarantees, to be relied upon in the transaction. Credit agency reports of the applicant's credit history supplement the analysis of the applicant's creditworthiness.

Commercial mortgages and construction loans are offered to real estate investors, developers, and builders primarily domiciled in the geographic Midwest market areas we serve. These loans are secured by first mortgages on real estate at LTV margins deemed appropriate for the property type, quality, location, and sponsorship. Generally, these LTV ratios do not exceed 80%. The commercial properties are predominantly multi-family and non-residential properties such as retail centers, industrial properties as well as, to a lesser extent, more specialized properties. Substantially all of our commercial real estate loans are secured by properties located in our primary market area.

In the underwriting of our commercial real estate loans, we obtain appraisals for the underlying properties. Decisions to lend are based on the economic viability of the property and the creditworthiness of the borrower. In evaluating a proposed commercial real estate loan, we primarily emphasize the ratio of the property's projected net cash flows to the loan's debt service requirement. The debt service coverage ratio normally is not less than 120% and it is computed after deduction for a vacancy factor and property expenses as appropriate. In addition, a personal guarantee of the loan or a portion thereof is often required from the principal(s) of the borrower. In most cases, we require title insurance insuring the priority of our lien, fire and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect our security interest in the underlying property. In addition, business interruption insurance or other insurance may be required.

Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant, or the sale of the property to an end-user. We may mitigate the risks associated with these types of loans by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements.

Consumer

We offer a variety of first mortgage and junior lien loans to consumers within our markets, with residential home mortgages comprising our largest consumer loan category. These loans are secured by a primary residence and are underwritten using traditional underwriting systems to assess the credit risks of the consumer. Decisions are primarily based on LTV ratios, DTI ratios, liquidity, and credit scores. A maximum LTV ratio of 90% is generally required, although higher levels are permitted with mortgage insurance or other mitigating factors. We offer fixed rate mortgages and variable rate mortgages with interest rates that are subject to change every year after the first, third, fifth, or seventh year, depending on the product and are based on indexed rates such as prime. We do not offer payment-option facilities, sub-prime loans, or any product with negative amortization.

Home equity loans are secured primarily by second mortgages on residential property of the borrower. The underwriting terms for the home equity product generally permit borrowing availability, in the aggregate, up to 90% of the appraised value of the collateral property at the time of origination. We offer fixed and variable rate home equity loans, with variable rate loans underwritten at fully-indexed rates. Decisions are primarily based on LTV ratios, DTI ratios, and credit scores. We do not offer home equity loan products with reduced documentation.

Automobile loans include loans and leases secured by new or used automobiles. We originate automobile loans and leases primarily on an indirect basis through selected dealerships. We require borrowers to maintain collision insurance on automobiles securing consumer loans, with us listed as loss payee. Our procedures for underwriting automobile loans include an assessment of an applicant's overall financial capacity, including credit history and the ability to meet existing obligations and payments on the proposed loan. Although an applicant's creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount.

Asset Quality

Community-based lending personnel, along with region-based independent underwriting and analytic support staff, extend credit under guidelines established and administered by management and overseen by our Enterprise Risk Committee. This committee, which meets quarterly, is made up of independent outside directors. The committee monitors credit quality through its general review of information such as delinquencies, credit exposures, peer comparisons, problem loans, and charge-offs. In addition, the committee provides oversight of loan policy changes as recommended by management with the objective of maintaining an appropriate lending policy for the current lending environment.

We lend to commercial and commercial real estate clients in many diverse industries including, among others, real estate rental and leasing, manufacturing, healthcare, wholesale trade, construction, and agriculture. Old National manages concentrations of credit exposure by industry, product, geography, client relationship, and loan size. At December 31, 2023, our average commercial loan size was approximately $600,000 and our average commercial real estate loan size was approximately $1,400,000. In addition, while loans to lessors of residential and non-residential real estate exceed 10% of total loans, no individual sub-segment category within those broader categories reaches the 10% threshold. At December 31, 2023, we had minimal exposure to foreign borrowers and no sovereign debt. Our policy is to concentrate our lending activity in the geographic market areas we serve, primarily in the Midwest region.

The following table presents a summary of under-performing, criticized, and classified assets at December 31:

(dollars in thousands)		2023		2022
Total nonaccrual loans	$	274,821	$	238,178
TDRs still accruing [1]		N/A		15,313
Total past due loans (90 days or more and still accruing)		961		2,650
Foreclosed assets		9,434		10,845
Total under-performing assets	$	285,216	$	266,986
Classified loans (includes nonaccrual, TDRs still accruing, past due 90 days, and other problem loans)	$	875,140	$	745,485
Other classified assets [2]		48,930		24,735
Criticized loans		843,920		636,069
Total criticized and classified assets	$	1,767,990	$	1,406,289
Asset Quality Ratios:				
Nonaccrual loans/total loans [3]		0.83 %		0.77 %
Non-performing loans/total loans [3][4]		0.83		0.81
Under-performing assets/total loans [3]		0.86		0.86
Under-performing assets/total assets		0.58		0.57
Allowance for credit losses on loans/under-performing assets		107.85		113.74
Allowance for credit losses on loans/nonaccrual loans		111.93		127.50

(1) As a result of the adoption of ASU 2022-02 on January 1, 2023, the TDR classification is no longer applicable.
(2) Includes investment securities that fell below investment grade rating.
(3) Loans exclude loans held-for-sale.
(4) Non-performing loans include nonaccrual loans and TDRs still accruing for periods prior to January 1, 2023.

Under-performing assets increased to $285.2 million at December 31, 2023, compared to $267.0 million at December 31, 2022. Under-performing assets as a percentage of total loans were 0.86% at both December 31, 2023 and December 31, 2022.

Nonaccrual loans increased $36.6 million from December 31, 2022 to December 31, 2023 reflecting PCD loan migration in the commercial real estate portfolio. As a percentage of nonaccrual loans, the allowance for credit losses on loans was 111.93% at December 31, 2023, compared to 127.50% at December 31, 2022.

If nonaccrual and renegotiated loans outstanding at December 31, 2023 and 2022, respectively, had been accruing interest throughout the year in accordance with their original terms, interest income of approximately $13.4 million in 2023 and $7.9 million in 2022 would have been recorded on these loans. The amount of interest income actually recorded on nonaccrual and renegotiated loans was $5.0 million in 2023 and $5.1 million in 2022.

Total criticized and classified assets were $1.8 billion at December 31, 2023, an increase of $361.7 million from December 31, 2022 primarily due to higher criticized commercial and commercial real estate loans. Other classified assets include investment securities that fell below investment grade rating totaling $48.9 million at December 31, 2023, compared to $24.7 million at December 31, 2022.

Allowance for Credit Losses on Loans and Unfunded Loan Commitments

Credit quality within the loans held for investment portfolio is continuously monitored by management and is reflected within the allowance for credit losses on loans. The allowance for credit losses is an estimate of expected losses inherent within the Company's loans held for investment portfolio. Credit quality is assessed and monitored by evaluating various attributes and the results of those evaluations are utilized in underwriting new loans and in our process for estimating expected credit losses. Expected credit loss inherent in non-cancelable off-balance-sheet credit exposures is accounted for as a separate liability included in other liabilities on the balance sheet. The allowance for credit losses on loans held for investment and unfunded loan commitments is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit loss estimation process involves procedures to consider the unique characteristics of our loan portfolio segments. These segments are further disaggregated into loan classes based on the level at which credit risk of the loan is monitored. When computing the level of expected credit losses, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status, and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense in those future periods.

The allowance level is influenced by loan volumes, loan AQR migration or delinquency status, changes in historical loss experience, and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses on loans has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

The loan categories used to monitor and analyze interest income and yields are different than the portfolio segments used to determine the allowance for credit losses on loans. The allowance for credit losses was calculated by pooling loans of similar credit risk characteristics and credit monitoring procedures. The four loan portfolios used to monitor and analyze interest income and yields – commercial, commercial real estate, residential real estate, and consumer – are reclassified into seven segments of loans – commercial, commercial real estate, BBCC, residential real estate, indirect, direct, and home equity for purposes of determining the allowance for credit losses on loans. The commercial and commercial real estate loan categories shown on the balance sheet include the same pool of loans as the commercial, commercial real estate, and BBCC portfolio segments. The consumer loan category shown on the balance sheet is comprised of the same loans in the indirect, direct, and home equity portfolio segments. The portfolio segment reclassifications follow:

(dollars in thousands)		Statement Balance		Portfolio Segment Reclassifications		Portfolio Segment After Reclassifications
December 31, 2023						
Commercial	$	9,512,230	$	(232,764)	$	9,279,466
Commercial real estate		14,140,629		(169,058)		13,971,571
BBCC		N/A		401,822		401,822
Residential real estate		6,699,443		—		6,699,443
Consumer		2,639,625		(2,639,625)		N/A
Indirect		N/A		1,050,982		1,050,982
Direct		N/A		523,172		523,172
Home equity		N/A		1,065,471		1,065,471
Total	$	32,991,927	$	—	$	32,991,927
December 31, 2022						
Commercial	$	9,508,904	$	(210,280)	$	9,298,624
Commercial real estate		12,457,070		(158,322)		12,298,748
BBCC		N/A		368,602		368,602
Residential real estate		6,460,441		—		6,460,441
Consumer		2,697,226		(2,697,226)		N/A
Indirect		N/A		1,034,257		1,034,257
Direct		N/A		629,186		629,186
Home equity		N/A		1,033,783		1,033,783
Total	$	31,123,641	$	—	$	31,123,641

The following table details activity in our allowance for credit losses on loans for the years ended December 31:

(dollars in thousands)		2023		2022		2021
Beginning allowance for credit losses on loans	$	303,671	$	107,341	$	131,388
Allowance established for acquired PCD loans		—		89,089		—
Loans charged-off:						
Commercial		41,451		6,885		1,228
Commercial real estate		11,198		6,519		264
BBCC		1,650		85		144
Residential real estate		256		344		346
Indirect		2,948		2,525		1,087
Direct		10,517		10,799		1,159
Home equity		443		124		82
Total charge-offs		68,463		27,281		4,310
Recoveries on charged-off loans:						
Commercial		4,172		4,610		791
Commercial real estate		2,417		1,095		4,403
BBCC		275		281		105
Residential real estate		1,268		760		339
Indirect		1,559		1,263		1,682
Direct		2,331		2,557		777
Home equity		531		616		978
Total recoveries		12,553		11,182		9,075
Net charge-offs (recoveries)		55,910		16,099		(4,765)
Provision (release) for credit losses on loans		59,849		123,340		(28,812)
Ending allowance for credit losses on loans	$	307,610	$	303,671	$	107,341
Beginning allowance for credit losses on unfunded loan commitments	$	32,188	$	10,879	$	11,689
Provision for credit losses on unfunded loan commitments acquired during the period		—		11,013		—
Provision (release) for provision for credit losses on unfunded loan commitments		(962)		10,296		(810)
Ending allowance for credit losses on unfunded loan commitments	$	31,226	$	32,188	$	10,879
Allowance for credit losses	$	338,836	$	335,859	$	118,220
Average loans for the year [1]	$	32,233,020	$	27,582,530	$	13,766,590
Asset Quality Ratios:						
Allowance for credit losses on loans/year-end loans [1]		0.93 %		0.98 %		0.79 %
Allowance for credit losses on loans/average loans [1]		0.95		1.10		0.78
Allowance for credit losses/year-end loans [1]		1.03		1.08		0.87
Allowance for credit losses/average loans [1]		1.05		1.22		0.86

(1) Loans exclude loans held-for-sale.

The following table details net charge-offs to average loans outstanding by loan category for the years ended December 31:

(dollars in thousands)	2023		2022		2021	
Commercial:						
Net charge-offs (recoveries)	$	37,279	$	2,275	$	437
Average loans for the year [(1)]	$	9,338,940	$	7,755,895	$	3,553,527
Net charge-offs (recoveries)/average loans		0.40 %		0.03 %		0.01 %
Commercial real estate:						
Net charge-offs (recoveries)	$	8,781	$	5,424	$	(4,139)
Average loans for the year	$	13,248,587	$	11,292,033	$	6,022,408
Net charge-offs (recoveries)/average loans		0.07 %		0.05 %		(0.07)%
BBCC:						
Net charge-offs (recoveries)	$	1,375	$	(196)	$	39
Average loans for the year	$	385,171	$	352,276	$	355,310
Net charge-offs (recoveries)/average loans		0.36 %		(0.06)%		0.01 %
Residential real estate:						
Net charge-offs (recoveries)	$	(1,012)	$	(416)	$	7
Average loans for the year [(1)]	$	6,642,224	$	5,618,883	$	2,257,878
Net charge-offs (recoveries)/average loans		(0.02)%		(0.01)%		— %
Indirect:						
Net charge-offs (recoveries)	$	1,389	$	1,262	$	(595)
Average loans for the year	$	1,013,560	$	1,089,394	$	879,525
Net charge-offs (recoveries)/average loans		0.14 %		0.12 %		(0.07)%
Direct:						
Net charge-offs (recoveries)	$	8,186	$	8,242	$	382
Average loans for the year	$	568,345	$	559,943	$	150,620
Net charge-offs (recoveries)/average loans		1.44 %		1.47 %		0.25 %
Home equity:						
Net charge-offs (recoveries)	$	(88)	$	(492)	$	(896)
Average loans for the year	$	1,036,193	$	921,018	$	547,322
Net charge-offs (recoveries)/average loans		(0.01)%		(0.05)%		(0.16)%
Total loans:						
Net charge-offs (recoveries)	$	55,910	$	16,099	$	(4,765)
Average loans for the year [(1)]	$	32,233,020	$	27,589,442	$	13,766,590
Net charge-offs (recoveries)/average loans		0.17 %		0.06 %		(0.03)%

(1) Average loans exclude loans held-for-sale.

The allowance for credit losses on loans was $307.6 million at December 31, 2023, compared to $303.7 million at December 31, 2022. Continued loan growth in future periods, a decline in our current level of recoveries, or an increase in charge-offs could result in an increase in provision expense. Additionally, provision expense may be volatile due to changes in CECL model assumptions of credit quality, macroeconomic factors and conditions, and loan composition, which drive the allowance for credit losses balance.

The following table details the allowance for credit losses on loans by loan category and the percent of loans in each category compared to total loans at December 31.

(dollars in thousands)	2023		2022	
	Allowance Amount	% of Loans to Total Loans	Allowance Amount	% of Loans to Total Loans
Commercial	$ 118,333	28.1 %	$ 120,612	29.9 %
Commercial real estate	155,099	42.4	138,244	39.5
BBCC	2,887	1.2	2,431	1.2
Residential real estate	20,837	20.3	21,916	20.8
Indirect	1,236	3.2	1,532	3.3
Direct	3,169	1.6	12,116	2.0
Home equity	6,049	3.2	6,820	3.3
Total	$ 307,610	100.0 %	$ 303,671	100.0 %

We maintain an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet within accrued expenses and other liabilities, while the corresponding provision for unfunded loan commitments is included in the provision for credit losses. The allowance for credit losses on unfunded loan commitments totaled $31.2 million at December 31, 2023, compared to $32.2 million at December 31, 2022.

See the section entitled "Risk Factors" in Item 1A of this Form 10-K for further discussion of our credit risk.

Market Risk

Market risk is the risk that the estimated fair value of our assets, liabilities, and derivative financial instruments will decline as a result of changes in interest rates or financial market volatility, or that our net income will be significantly reduced by interest rate changes.

The objective of our interest rate management process is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity.

Potential cash flows, sales, or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in the general level of interest rates. This interest rate risk arises primarily from our normal business activities of gathering deposits and extending loans. Many factors affect our exposure to changes in interest rates, such as general economic and financial conditions, client preferences, historical pricing relationships, and re-pricing characteristics of financial instruments. Our earnings can also be affected by the monetary and fiscal policies of the U.S. Government and its agencies, particularly the Federal Reserve.

In managing interest rate risk, we establish guidelines for asset and liability management, including measurement of short and long-term sensitivities to changes in interest rates, which are reviewed with the Enterprise Risk Committee of our Board of Directors. Based on the results of our analysis, we may use different techniques to manage changing trends in interest rates including:

- adjusting balance sheet mix or altering interest rate characteristics of assets and liabilities;
- changing product pricing strategies;
- modifying characteristics of the investment securities portfolio; or
- using derivative financial instruments, to a limited degree.

A key element in our ongoing process is to measure and monitor interest rate risk using a model to quantify the likely impact of changing interest rates on Old National's results of operations. The model quantifies the effects of various possible interest rate scenarios on projected net interest income. The model measures the impact on net interest income relative to a base case scenario over a two-year cumulative horizon resulting from an immediate change in interest rates using multiple rate scenarios. The base case scenario assumes that the balance sheet and interest rates are held at current levels. The model shows our projected net interest income sensitivity based on interest rate changes only and does not consider other forecast assumptions. Due to the dynamics of future interest rate expectations, we also measure and monitor interest rate risk using the forward curve, which may be a more probable scenario of our interest rate exposure. Presentation of the forward curve model is also included as of December 31, 2023.

The following table illustrates our projected net interest income sensitivity over a two-year cumulative horizon based on the asset/liability model as of December 31, 2023 and 2022:

(dollars in thousands)	Immediate Rate Decrease			12/31/2023 Forward Curve	Base	Immediate Rate Increase		
	-300 Basis Points	-200 Basis Points	-100 Basis Points			+100 Basis Points	+200 Basis Points	+300 Basis Points
December 31, 2023								
Projected interest income:								
Money market, other interest earning investments, and investment securities	$ 697,457	$ 737,468	$ 790,456	$ 787,252	$ 846,761	$ 908,089	$ 968,265	$1,028,281
Loans	3,060,287	3,427,292	3,793,581	3,776,274	4,151,614	4,507,231	4,863,048	5,218,843
Total interest income	3,757,744	4,164,760	4,584,037	4,563,526	4,998,375	5,415,320	5,831,313	6,247,124
Projected interest expense:								
Deposits	585,860	873,808	1,161,723	1,070,772	1,413,934	1,711,857	1,973,015	2,252,553
Borrowings	339,574	400,223	482,315	474,785	568,256	648,438	728,744	809,100
Total interest expense	925,434	1,274,031	1,644,038	1,545,557	1,982,190	2,360,295	2,701,759	3,061,653
Net interest income	$2,832,310	$2,890,729	$2,939,999	$3,017,969	$3,016,185	$3,055,025	$3,129,554	$3,185,471
Change from base	$ (183,875)	$ (125,456)	$ (76,186)	$ 1,784		$ 38,840	$ 113,369	$ 169,286
% change from base	(6.10)%	(4.16)%	(2.53)%	0.06 %		1.29 %	3.76 %	5.61 %

	Immediate Rate Decrease		Base	Immediate Rate Increase		
	-200 Basis Points	-100 Basis Points		+100 Basis Points	+200 Basis Points	+300 Basis Points
December 31, 2022						
Projected interest income:						
Money market, other interest earning investments, and investment securities	$ 620,880	$ 658,876	$ 698,965	$ 738,776	$ 778,162	$ 817,474
Loans	2,664,328	2,996,970	3,340,228	3,676,293	4,007,987	4,339,475
Total interest income	3,285,208	3,655,846	4,039,193	4,415,069	4,786,149	5,156,949
Projected interest expense:						
Deposits	396,535	554,823	718,942	890,027	1,061,113	1,232,199
Borrowings	322,555	399,862	473,953	551,211	628,518	705,816
Total interest expense	719,090	954,685	1,192,895	1,441,238	1,689,631	1,938,015
Net interest income	$2,566,118	$2,701,161	$2,846,298	$2,973,831	$3,096,518	$3,218,934
Change from base	$ (280,180)	$ (145,137)		$ 127,533	$ 250,220	$ 372,636
% change from base	(9.84)%	(5.10)%		4.48 %	8.79 %	13.09 %

Our projected net interest income increased year over year due to loan growth and rising interest rates.

A key element in the measurement and modeling of interest rate risk is the re-pricing assumptions of our transaction deposit accounts, which have no contractual maturity dates. Because the models are driven by expected behavior in various interest rate scenarios and many factors besides market interest rates affect our net interest income, we recognize that model outputs are not guarantees of actual results. For this reason, we model many different combinations of interest rates and balance sheet assumptions to understand our overall sensitivity to market interest rate changes, including shocks, ramps, yield curve flattening, yield curve steepening, as well as forecasts of likely interest rate scenarios tested.

We use cash flow and fair value hedges, primarily interest rate swaps, collars, and floors, to mitigate interest rate risk. Derivatives designated as hedging instruments were in a net asset position with a fair value gain of $4.5 million at December 31, 2023, compared to a net liability position with a fair value loss of $36.1 million at December 31, 2022. See Note 19 to the consolidated financial statements for further discussion of derivative financial instruments.

Liquidity Risk

Liquidity risk arises from the possibility that we may not be able to satisfy current or future financial commitments or may become unduly reliant on alternative funding sources. We establish liquidity risk guidelines that we review with the Enterprise Risk Committee of our Board of Directors and monitor through our Asset/Liability Executive Management Committee. The objective of liquidity management is to ensure we have the ability to fund balance sheet growth and meet deposit and debt obligations in a timely and cost-effective manner. Management monitors liquidity through a regular review of asset and liability maturities, funding sources, and loan and deposit forecasts. We maintain strategic and contingency liquidity plans to ensure sufficient available funding to satisfy requirements for balance sheet growth, to properly manage capital markets' funding sources, and to address unexpected liquidity requirements. On May 31, 2023, we filed an automatic shelf registration statement with the SEC that permits us to issue an unspecified amount of debt or equity securities.

Loan repayments and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities, and prepayments of loans and mortgage-related securities are not as predictable as they are strongly influenced by interest rates, events at other banking organizations, the housing market, general and local economic conditions, and competition in the marketplace. We continually monitor marketplace trends to identify patterns that might improve the predictability of the timing of deposit flows or asset prepayments.

A maturity schedule for Old National Bank's time deposits is shown in the following table at December 31, 2023.

(dollars in thousands)		
Maturity Bucket	**Amount**	**Rate**
2024	$ 5,081,013	4.44 %
2025	376,189	3.54
2026	66,853	1.05
2027	33,864	0.74
2028	14,416	1.44
2029 and beyond	6,809	1.14
Total	$ 5,579,144	4.30 %

Our ability to acquire funding at competitive prices is influenced by rating agencies' views of our credit quality, liquidity, capital, and earnings.

The credit ratings of Old National and Old National Bank at December 31, 2023 are shown in the following table.

	Moody's Investors Service	
	Long-term	**Short-term**
Old National	Baa1	N/A
Old National Bank	A1	P-1

Old National Bank maintains relationships in capital markets with brokers and dealers to issue certificates of deposit and short-term and medium-term bank notes as well. At December 31, 2023, Old National and its subsidiaries had the following availability of liquid funds and borrowings:

(dollars in thousands)	Parent Company		Subsidiaries	
Available liquid funds:				
Cash and due from banks	$	284,294	$	890,764
Unencumbered government-issued debt securities		—		746,944
Unencumbered investment grade municipal securities		—		77,866
Unencumbered corporate securities		—		49,128
Availability of borrowings [1]**:**				
Amount available from Federal Reserve discount window		—		885,714
Amount available from Federal Reserve Bank Term Funding Program [2]		—		1,339,659
Amount available from Federal Home Loan Bank		—		6,912,459
Total available funds	$	284,294	$	10,902,534

(1) Based on collateral pledged.
(2) The Federal Reserve Bank will cease making new loans under this program as scheduled on March 11, 2024.

Old National Bancorp has routine funding requirements consisting primarily of operating expenses, dividends to shareholders, debt service, net derivative cash flows, and funds used for acquisitions. Old National Bancorp can obtain funding to meet its obligations from dividends and management fees collected from its subsidiaries, operating line of credit, and through the issuance of debt securities. Additionally, Old National Bancorp has a shelf registration in place with the SEC permitting ready access to the public debt and equity markets. At December 31, 2023, Old National Bancorp's other borrowings outstanding were $479.8 million. Management believes the Company has the ability to generate and obtain adequate amounts of liquidity to meet its requirements in the short-term and the long-term.

Federal banking laws regulate the amount of dividends that may be paid by Old National Bank to Old National Bancorp on an unconsolidated basis without obtaining prior regulatory approval. Prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year plus retained net profits for the preceding two years. Prior regulatory approval to pay dividends was not required in 2022 or 2023 and is not currently required. At December 31, 2023, Old National Bank could pay dividends of $670.4 million without prior regulatory approval and while maintaining capital levels above regulatory minimum and well-capitalized guidelines.

Operational Risk

Operational risk is the risk that inadequate information systems, operational issues, breaches in internal controls, information security breaches, fraud, or unforeseen catastrophes will result in unexpected losses and other adverse impacts to Old National, such as reputational harm. We maintain frameworks, programs, and internal controls to prevent or minimize financial loss from failure of systems, people, or processes. This includes specific programs and frameworks intended to prevent or limit the effects of cybersecurity risk including, but not limited to, cyber-attacks or other information security breaches that might allow unauthorized transactions or unauthorized access to client, team member, or company sensitive information. Metrics and measurements are used by our management team in the management of day-to-day operations to ensure effective client service, minimization of service disruptions, and oversight of cybersecurity risk. We continually monitor and internally report on weaknesses in the internal control environment; third party risks; privacy and data governance; cyber-attacks; information security or data breaches; damage to physical assets; employee and workplace safety; execution, delivery, and process management; external and internal fraud; model risk management; and other risks.

Compliance and Regulatory Risk

Compliance and regulatory risk is the risk that the Company violated or was not in compliance with applicable laws, rules, regulations, regulatory guidance and policies, industry standards, or ethical standards. Compliance with applicable regulatory requirements, internal policies and procedures, and ethical standards is not only the right thing to do, but it is embedded within our culture and mission to assist our clients in achieving financial success. Adherence to this belief is the responsibility of every employee, every day, in everything we do. It is Old National's policy to comply with the letter and intent of all applicable regulatory requirements. Management, the first line of defense, is responsible for ensuring this expectation is met, with oversight from the second and third lines of defense, the risk and internal audit functions, respectively. Recognizing that inadvertent violations may occur, risk management activities are established to promptly identify, analyze, and, if necessary, remediate compliance and regulatory issues to limit compliance risk exposure.

Legal Risk

Legal risk generally results from unidentified or unmitigated risks that could result in lawsuits or adverse judgments that negatively affect the operations or financial condition of the Company. Business practices must be executed, as well as products and services delivered, in a manner that is compliant with applicable laws, rules, regulations, and agreements to which we are a party. Corporate governance practices must be compliant with applicable legal requirements and aligned with market practices. The Board of Directors expects that we will perform business in a manner compliant with applicable laws, rules, and regulations and expects issues to be identified, analyzed, and remediated in a timely and complete manner.

MATERIAL CONTRACTUAL OBLIGATIONS, COMMITMENTS, AND CONTINGENT LIABILITIES

The following table presents our material fixed and determinable contractual obligations and significant commitments at December 31, 2023. Further discussion of each obligation or commitment is included in the referenced note to the consolidated financial statements.

		Payments Due In		
(dollars in thousands)	Note Reference	One Year or Less	Over One Year	Total
Deposits without stated maturity		$ 31,656,036	$ —	$ 31,656,036
IRAs, consumer deposits, and brokered certificates of deposit	10	5,081,013	498,131	5,579,144
Securities sold under agreements to repurchase	11	285,206	—	285,206
Federal Home Loan Bank advances	12	125,243	4,155,438	4,280,681
Other borrowings	13	275,263	489,607	764,870

We are party to various derivative contracts as a means to manage the balance sheet and our related exposure to changes in interest rates, to manage our residential real estate loan origination and sale activity, and to provide derivative contracts to our clients. Since the derivative liabilities recorded on the balance sheet change frequently and do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in the table of contractual obligations presented above. Further discussion of derivative instruments is included in Note 19 to the consolidated financial statements.

In the normal course of business, various legal actions and proceedings are pending against us and our affiliates which are incidental to the business in which they are engaged. Further discussion of contingent liabilities is included in Note 20 to the consolidated financial statements.

In addition, liabilities recorded under FASB ASC 740-10 (FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*) are not included in the table because the amount and timing of any cash payments cannot be reasonably estimated. Further discussion of income taxes and liabilities is included in Note 15 to the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

Our most significant accounting policies are described in Note 1 to the consolidated financial statements. Certain of these accounting policies require management to use significant judgment and estimates, which can have a material impact on the carrying value of certain assets and liabilities. We consider these policies to be our critical accounting estimates. The judgment and assumptions made are based upon historical experience, future forecasts, or other factors that management believes to be reasonable under the circumstances. Because of the nature of the judgment and assumptions, actual results could differ from estimates, which could have a material effect on our financial condition and results of operations.

The following accounting policies materially affect our reported earnings and financial condition and require significant judgments and estimates. Management has reviewed these critical accounting estimates and related disclosures with our Audit Committee.

Business Combinations and Goodwill

- **Description.** For mergers and acquisitions, we are required to record the assets acquired, including identified intangible assets such as core deposit and customer trust relationship intangibles, and the liabilities assumed at their fair value. The difference between consideration and the net fair value of assets acquired is recorded as goodwill. Management uses significant estimates and assumptions to value such items, including projected cash flows, repayment rates, default rates and losses assuming default, discount rates, and realizable collateral values. The allowance for credit losses for PCD loans is recognized within acquisition accounting. The allowance for credit losses for non-PCD assets is recognized as provision for credit losses in the same reporting period as the merger or acquisition. Fair value adjustments are amortized or accreted into the income statement over the estimated life of the acquired assets or assumed liabilities. The purchase date valuations and any subsequent adjustments determine the amount of goodwill recognized in connection with the merger or acquisition. The use of different assumptions could produce significantly different valuation results, which could have material positive or negative effects on our results of operations. The carrying value of goodwill recorded must be reviewed for impairment on an annual basis, as well as on an interim basis if events or changes indicate that the asset might be impaired. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill.

- **Judgments and Uncertainties.** The determination of fair values is based on valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. In addition, we engage third party specialists to assist in the development of fair values. Preliminary estimates of fair values may be adjusted for a period of time subsequent to the merger or acquisition date if new information is obtained about facts and circumstances that existed as of the merger or acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Adjustments recorded during this period are recognized in the current reporting period. Management uses various valuation methodologies to estimate the fair value of these assets and liabilities, and often involves a significant degree of judgment, particularly when liquid markets do not exist for the particular item being valued. Examples of such items include loans, deposits, identifiable intangible assets, and certain other assets and liabilities.

- **Effect if Actual Results Differ From Assumptions.** Changes in these factors, as well as downturns in economic or business conditions, could have a significant adverse impact on the carrying value of assets, including goodwill and liabilities, which could result in impairment losses affecting our financial statements as a whole and our banking subsidiary in which the goodwill resides.

Allowance for Credit Losses on Loans

- **Description.** The allowance for credit losses on loans represents management's estimate of all expected credit losses over the expected contractual life of our loan portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods.

  The allowance for credit losses on loans, as reported in our consolidated statements of financial condition, is adjusted by an expense for credit losses, which is recognized in earnings, and reduced by the charge-off of loan amounts, net of recoveries.

- **Judgments and Uncertainties.** We utilize a discounted cashflow approach to determine the allowance for credit losses for performing loans and nonperforming loans. Expected cashflows are created for each loan and discounted using the effective yield method. The discounted sum of expected cashflows is then compared to the amortized cost and any shortfall is recorded as an allowance. Expected cashflows are created using a combination of contractual payment schedules, calculated PDs, LGD and prepayment assumptions as well as qualitative factors. For commercial and commercial real estate loans, the PD is forecasted using a regression model to determine the likelihood of a loan moving into nonaccrual within the time horizon. For residential and consumer loans, the PD is forecasted using a regression model to determine the likelihood of a loan being charged-off within the time horizon. The regression models use combinations of variables to assess systematic and unsystematic risk. Variables used for unsystematic risk are borrower specific and help to gauge the risk of default from an individual borrower. Variables for systematic risk, risk inherent to all borrowers, come from the use of forward-looking economic forecasts and include variables such as unemployment rate, gross domestic product, and house price index. The LGD is defined as credit loss incurred when an obligor of the bank defaults. Qualitative factors include items such as changes in lending policies or procedures and economic uncertainty in forward-looking forecasts.

- **Effect if Actual Results Differ From Assumptions.** The allowance represents management's best estimate, but significant downturns in circumstances relating to loan quality and economic conditions could result in a requirement for additional allowance. Likewise, an upturn in loan quality and improved economic conditions may allow a reduction in the required allowance. In either instance, unanticipated changes could have a significant impact on results of operations.

One of the most significant judgments used in determining the allowance for credit losses is the macroeconomic forecast provided by a third party. The economic indices sourced from the macroeconomic forecast and used in projecting loss rates include the national unemployment rate, changes in commercial real estate prices, changes in home values, and changes in the United States gross domestic product. The economic index used in the calculation to which the calculation may be most sensitive is the national unemployment rate. Each reporting period, several macroeconomic forecast scenarios are considered by management. Management selects the macroeconomic forecast that is most reflective of expectations at that point in time. Changes in the macroeconomic forecast, especially for the national unemployment rate, could significantly impact the calculated estimated credit losses.

The expense for credit loss recorded through earnings is the amount necessary to maintain the allowance for credit losses at the amount of expected credit losses inherent within the loans held for investment portfolio. The amount of expense and the corresponding level of allowance for credit losses on loans are based on our evaluation of the collectability of the loan portfolio based on historical loss experience, reasonable and supportable forecasts, and other significant qualitative and quantitative factors.

Derivative Financial Instruments

- **Description.** As part of our overall interest rate risk management, we use derivative instruments to reduce exposure to changes in interest rates and market prices for financial instruments. The application of the hedge accounting policy requires judgment in the assessment of hedge effectiveness, identification of similar hedged item groupings and measurement of changes in the fair value of derivative financial instruments and hedged items. To the extent hedging relationships are found to be effective, changes in fair value of the derivatives are offset by changes in the fair value of the related hedged item or recorded to other comprehensive income (loss). Management believes hedge effectiveness is evaluated properly in preparation of the financial statements. All of the derivative financial instruments we use have an active market and indications of fair value can be readily obtained. We are not using the "short-cut" method of accounting for any fair value derivatives.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. Old National's exposure is limited to the termination value of the contracts rather than the notional, principal, or contract amounts. There are provisions in our agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. In addition, we minimize credit risk through credit approvals, limits, and monitoring procedures.

- **Judgments and Uncertainties.** The application of the hedge accounting policy requires judgment in the assessment of hedge effectiveness, identification of similar hedged item groupings and measurement of changes in the fair value of derivative financial instruments and hedged items.

- **Effect if Actual Results Differ From Assumptions.** To the extent hedging relationships are found to be effective, changes in fair value of the derivatives are offset by changes in the fair value of the related hedged item or recorded to other comprehensive income (loss). However, if in the future the derivative financial instruments used by us no longer qualify for hedge accounting treatment, all changes in fair value of the derivative would flow through the consolidated statements of income in other noninterest income, resulting in greater volatility in our earnings.

Income Taxes

- **Description.** We are subject to the income tax laws of the U.S., its states, and the municipalities in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. We review income tax expense and the carrying value of deferred tax assets quarterly; and as new information becomes available, the balances are adjusted as appropriate. FASB ASC 740-10 (FIN 48) prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. See Note 15 to the consolidated financial statements for a further description of our provision and related income tax assets and liabilities.

- **Judgments and Uncertainties.** In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

- **Effect if Actual Results Differ From Assumptions.** Although management believes that the judgments and estimates used are reasonable, actual results could differ and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which reserves have been established or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would result in a reduction in our effective income tax rate in the period of resolution.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee and the Audit Committee has reviewed our disclosure relating to it in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk" of this Form 10-K is incorporated herein by reference in response to this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FORM 10-K

REPORT OF MANAGEMENT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation of the financial statements and related financial information appearing in this annual report on Form 10-K. The financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States and include some amounts which are estimates based upon currently available information and management's judgment of current conditions and circumstances. Financial information throughout this annual report on Form 10-K is consistent with that in the financial statements.

Management maintains a system of internal accounting controls, which is believed to provide, in all material respects, reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly authorized and recorded, and the financial records are reliable for preparing financial statements and maintaining accountability for assets. In addition, Old National has a Code of Business Conduct and Ethics, a Senior Financial and Executive Officer Code of Ethics and Corporate Governance Guidelines that outline high levels of ethical business standards. Old National has also appointed a Chief Ethics Officer and had a third party perform an independent validation of our ethics program.

In order to monitor compliance with this system of controls, Old National maintains an extensive internal audit program. Internal audit reports are issued to appropriate officers and significant audit exceptions, if any, are reviewed with management and the Audit Committee.

The Board of Directors, through an Audit Committee comprised solely of independent directors, oversees management's discharge of its financial reporting responsibilities. The Audit Committee meets regularly with Old National's independent registered public accounting firm, Deloitte & Touche LLP, and the managers of financial reporting, internal audit, and risk. During these meetings, the committee meets privately with the independent registered public accounting firm as well as with financial reporting and internal audit personnel to review accounting, auditing, and financial reporting matters. The appointment of the independent registered public accounting firm is made by the Audit Committee.

Our consolidated financial statements as of December 31, 2023 and for the year then ended have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report appears in this annual report on Form 10-K. Our consolidated financial statements as of December 31, 2022 and for the years ended December 31, 2022 and 2021 have been audited by Crowe LLP, an independent registered public accounting firm, whose report also appears in this annual report on Form 10-K.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Old National is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Old National's management assessed the effectiveness of Old National's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control - Integrated Framework*. Based on that assessment, Old National has concluded that, as of December 31, 2023, Old National's internal control over financial reporting is effective. Old National's independent registered public accounting firm has audited the effectiveness of Old National's internal control over financial reporting as of December 31, 2023 as stated in their report, which is included in Part II, Item 9A of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Old National Bancorp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Old National Bancorp and subsidiaries ("Old National") as of December 31, 2023, the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Old National as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), Old National's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2024, expressed an unqualified opinion on Old National's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of Old National's management. Our responsibility is to express an opinion on Old National's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Old National in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans ("ACL") — Qualitative Factors — Refer to Note 1 and Note 4 of the Notes to Consolidated Financial Statements

Critical Audit Matter Description

Old National maintains the ACL as an estimate of expected credit losses over the expected contractual life of their loan portfolio. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

Old National utilizes a discounted cash flow ("DCF") approach with probability of default ("PD") methodology for pools of loans with similar risk characteristics. The PD regression models use combinations of variables to assess systematic and unsystematic risk. Variables used for unsystematic risk are borrower specific and help to gauge the risk of default from an individual borrower. Variables for systematic risk, risk inherent to all borrowers, come from the use of forward-looking economic forecasts. The LGD is defined as credit loss incurred when an obligor of the bank defaults.

Expected cash flows are created for each loan using reasonable and supportable forecasts and discounted using the loan's effective yield. The discounted sum of expected cash flows is then compared to the amortized cost and any shortfall is recorded as a component of the ACL. The quantitative allowance is adjusted by qualitative factors. Qualitative factors include items such as changes in lending policies or procedures and economic uncertainty in forward-looking forecasts.

At December 31, 2023, the key qualitative factors included adjustments to the expected credit losses associated with risks in the current economic environment. These factors include the risk that certain macroeconomic forecasts such as unemployment, gross domestic product, housing product index, and the BBB ratio (BBB spread to the 10-year U.S. Treasury rate) prove to be more severe and/or prolonged than the baseline forecast due to a variety of factors including monetary actions to control inflation, global military conflicts, and global supply chain issues.

Considering the estimation and judgment in determining adjustments for such qualitative factors, our audit of the ACL and the related disclosures involved subjective judgments about the qualitative adjustments to the ACL.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the qualitative adjustments to the ACL included the following, among others:

- We tested the effectiveness of Old National's controls over the qualitative adjustments to the ACL
- We assessed the reasonableness of, and evaluated support for, key qualitative adjustments based on external market data and loan portfolio performance metrics
- We tested the completeness and accuracy and evaluated the relevance of the key data used as inputs to the qualitative adjustment estimation process, including:
    ◦ Portfolio segment loan balances and other borrower-specific data
    ◦ Relevant macroeconomic indicators and data
- With the assistance of our credit specialists, we tested the mathematical accuracy of the ACL models used as the method for developing the qualitative adjustments

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 22, 2024

We have served as Old National's auditor since 2023.

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Old National Bancorp
Evansville, Indiana

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Old National Bancorp (the "Company") as of December 31, 2022, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP

We served as the Company's auditor from 2005, which is the year the engagement letter was signed for the audit of the 2006 financial statements, through the filing of the 2022 Form 10-K, which was filed in February 2023.

Louisville, Kentucky
February 22, 2024

OLD NATIONAL BANCORP
CONSOLIDATED BALANCE SHEETS

		December 31,		
(dollars and shares in thousands, except per share data)		**2023**		2022
Assets				
Cash and due from banks	$	**430,866**	$	453,432
Money market and other interest-earning investments		**744,192**		274,980
Total cash and cash equivalents		**1,175,058**		728,412
Equity securities, at fair value		**80,372**		52,507
Investment securities - available-for-sale, at fair value (amortized cost $7,684,889 and $7,772,603, respectively)		**6,713,055**		6,773,712
Investment securities - held-to-maturity, at amortized cost (fair value $2,601,188 and $2,643,682, respectively)		**3,013,493**		3,089,147
Federal Home Loan Bank/Federal Reserve Bank stock, at cost		**365,588**		314,168
Loans held-for-sale, at fair value		**32,006**		11,926
Loans:				
Commercial		**9,512,230**		9,508,904
Commercial real estate		**14,140,629**		12,457,070
Residential real estate		**6,699,443**		6,460,441
Consumer		**2,639,625**		2,697,226
Total loans, net of unearned income		**32,991,927**		31,123,641
Allowance for credit losses on loans		**(307,610)**		(303,671)
Net loans		**32,684,317**		30,819,970
Premises and equipment, net		**565,396**		557,307
Goodwill		**1,998,716**		1,998,716
Other intangible assets		**102,250**		126,405
Company-owned life insurance		**767,902**		768,552
Accrued interest receivable and other assets		**1,591,683**		1,522,550
Total assets	$	**49,089,836**	$	46,763,372
Liabilities				
Deposits:				
Noninterest-bearing demand	$	**9,664,247**	$	11,930,798
Interest-bearing:				
Checking and NOW		**7,331,487**		8,340,955
Savings		**5,099,186**		6,326,158
Money market		**9,561,116**		5,389,139
Time deposits		**5,579,144**		3,013,780
Total deposits		**37,235,180**		35,000,830
Federal funds purchased and interbank borrowings		**390**		581,489
Securities sold under agreements to repurchase		**285,206**		432,804
Federal Home Loan Bank advances		**4,280,681**		3,829,018
Other borrowings		**764,870**		743,003
Accrued expenses and other liabilities		**960,609**		1,047,633
Total liabilities		**43,526,936**		41,634,777
Commitments and contingencies (Note 20)				
Shareholders' Equity				
Preferred stock, 2,000 shares authorized, 231 shares issued and outstanding		**230,500**		230,500
Common stock, no par value, $1.00 per share stated value, 600,000 shares authorized, 292,655 and 292,903 shares issued and outstanding, respectively		**292,655**		292,903
Capital surplus		**4,159,924**		4,174,265
Retained earnings		**1,618,630**		1,217,349
Accumulated other comprehensive income (loss), net of tax		**(738,809)**		(786,422)
Total shareholders' equity		**5,562,900**		5,128,595
Total liabilities and shareholders' equity	$	**49,089,836**	$	46,763,372

The accompanying notes to consolidated financial statements are an integral part of these statements.

OLD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF INCOME

(dollars and shares in thousands, except per share data)	Years Ended December 31,		
	2023	2022	2021
Interest Income			
Loans including fees:			
Taxable	$ **1,815,390**	$ 1,177,816	$ 490,042
Nontaxable	**44,687**	25,931	12,392
Investment securities:			
Taxable	**263,210**	204,004	98,031
Nontaxable	**43,851**	43,637	37,595
Money market and other interest-earning investments	**39,683**	2,814	589
Total interest income	**2,206,821**	1,454,202	638,649
Interest Expense			
Deposits	**484,360**	49,093	10,954
Federal funds purchased and interbank borrowings	**11,412**	5,021	—
Securities sold under agreements to repurchase	**3,299**	843	397
Federal Home Loan Bank advances	**161,860**	51,524	21,075
Other borrowings	**42,737**	19,785	9,823
Total interest expense	**703,668**	126,266	42,249
Net interest income	**1,503,153**	1,327,936	596,400
Provision (release) for credit losses	**58,887**	144,799	(29,622)
Net interest income after provision (release) for credit losses	**1,444,266**	1,183,137	626,022
Noninterest Income			
Wealth and investment services fees	**107,784**	100,851	65,048
Service charges on deposit accounts	**71,945**	72,501	31,658
Debit card and ATM fees	**42,153**	40,227	23,766
Mortgage banking revenue	**16,319**	23,015	42,558
Capital markets income	**24,419**	25,986	21,997
Company-owned life insurance	**15,397**	14,564	10,589
Debt securities gains (losses), net	**(6,265)**	(88)	4,327
Gain on sale of Visa Class B restricted shares	**21,635**	—	—
Gain on sale of health savings accounts	**—**	90,673	—
Other income	**39,955**	32,050	14,276
Total noninterest income	**333,342**	399,779	214,219
Noninterest Expense			
Salaries and employee benefits	**546,364**	575,626	284,098
Occupancy	**106,676**	100,421	54,834
Equipment	**32,163**	27,637	16,704
Marketing	**39,511**	32,264	12,684
Technology	**80,343**	84,865	47,047
Communication	**16,980**	18,846	10,073
Professional fees	**27,335**	39,046	20,077
FDIC assessment	**56,730**	19,332	6,059
Amortization of intangibles	**24,155**	25,857	11,336
Amortization of tax credit investments	**15,367**	10,961	6,770
Property optimization	**1,559**	26,818	—
Other expense	**79,123**	76,510	31,697
Total noninterest expense	**1,026,306**	1,038,183	501,379
Income before income taxes	**751,302**	544,733	338,862
Income tax expense	**169,310**	116,446	61,324
Net income	**581,992**	428,287	277,538
Preferred dividends	**(16,135)**	(14,118)	—
Net income applicable to common shareholders	$ **565,857**	$ 414,169	$ 277,538
Net income per common share - basic	$ **1.95**	$ 1.51	$ 1.68
Net income per common share - diluted	**1.94**	1.50	1.67
Weighted average number of common shares outstanding - basic	**290,748**	275,179	165,178
Weighted average number of common shares outstanding - diluted	**291,855**	276,688	165,929
Dividends per common share	$ **0.56**	$ 0.56	$ 0.56

The accompanying notes to consolidated financial statements are an integral part of these statements.

FORM 10-K

OLD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
(dollars in thousands)	**2023**	2022	2021
Net income	**$ 581,992**	$ 428,287	$ 277,538
Other comprehensive income (loss):			
Change in debt securities available-for-sale:			
Unrealized holding gains (losses) for the period	**(31,355)**	(1,004,054)	(187,955)
Reclassification for securities transferred to held-to-maturity	**—**	165,473	—
Reclassification adjustment for securities (gains) losses realized in income	**6,265**	88	(4,327)
Income tax effect	**14,918**	199,097	43,997
Unrealized gains (losses) on available-for-sale debt securities	**(10,172)**	(639,396)	(148,285)
Change in securities held-to-maturity:			
Adjustment for securities transferred from available-for-sale	**—**	(165,473)	—
Amortization of unrealized losses on securities transferred from available-for-sale	**21,239**	16,612	—
Income tax effect	**(4,047)**	36,197	—
Changes from securities held-to-maturity	**17,192**	(112,664)	—
Change in hedges:			
Net unrealized derivative gains (losses) on hedges	**69,276**	(45,132)	1,898
Reclassification adjustment for (gains) losses realized in net income	**(15,067)**	2,587	(4,605)
Income tax effect	**(13,479)**	10,453	666
Changes from hedges	**40,730**	(32,092)	(2,041)
Change in defined benefit pension plans:			
Amortization of net (gains) losses recognized in income	**(182)**	139	239
Income tax effect	**45**	(34)	(59)
Changes from defined benefit pension plans	**(137)**	105	180
Other comprehensive income (loss), net of tax	**47,613**	(784,047)	(150,146)
Comprehensive income (loss)	**$ 629,605**	$ (355,760)	$ 127,392

The accompanying notes to consolidated financial statements are an integral part of these statements.

FORM 10-K

OLD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars in thousands, except per share data)	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 31, 2020	$ —	$ 165,367	$ 1,875,626	$ 783,892	$ 147,771	$ 2,972,656
Net income	—	—	—	277,538	—	277,538
Other comprehensive income (loss)	—	—	—	—	(150,146)	(150,146)
Dividends - common stock ($0.56 per share)	—	—	—	(92,829)	—	(92,829)
Common stock issued	—	35	548	—	—	583
Common stock repurchased	—	(208)	(3,523)	—	—	(3,731)
Share-based compensation expense	—	—	7,497	—	—	7,497
Stock activity under incentive compensation plans	—	644	397	(591)	—	450
Balance, December 31, 2021	—	165,838	1,880,545	968,010	(2,375)	3,012,018
Net income	—	—	—	428,287	—	428,287
Other comprehensive income (loss)	—	—	—	—	(784,047)	(784,047)
First Midwest Bancorp, Inc. merger:						
Issuance of common stock	—	129,365	2,316,947	—	—	2,446,312
Issuance of preferred stock, net of issuance costs	230,500	—	13,219	—	—	243,719
Cash dividends:						
Common ($0.56 per share)	—	—	—	(163,505)	—	(163,505)
Preferred ($61.25 per share)	—	—	—	(14,118)	—	(14,118)
Common stock issued	—	52	757	—	—	809
Common stock repurchased	—	(3,960)	(67,222)	—	—	(71,182)
Share-based compensation expense	—	—	28,656	—	—	28,656
Stock activity under incentive compensation plans	—	1,608	1,363	(1,325)	—	1,646
Balance, December 31, 2022	230,500	292,903	4,174,265	1,217,349	(786,422)	5,128,595
Net income	—	—	—	581,992	—	581,992
Other comprehensive income (loss)	—	—	—	—	47,613	47,613
Cash dividends:						
Common ($0.56 per share)	—	—	—	(163,895)	—	(163,895)
Preferred ($70.00 per share)	—	—	—	(16,135)	—	(16,135)
Common stock issued	—	75	1,001	—	—	1,076
Common stock repurchased	—	(2,640)	(41,668)	—	—	(44,308)
Share-based compensation expense	—	—	27,910	—	—	27,910
Stock activity under incentive compensation plans	—	2,317	(1,584)	(681)	—	52
Balance, December 31, 2023	$ 230,500	$ 292,655	$ 4,159,924	$ 1,618,630	$ (738,809)	$ 5,562,900

The accompanying notes to consolidated financial statements are an integral part of these statements.

OLD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)	Years Ended December 31,		
	2023	2022	2021
Cash Flows From Operating Activities			
Net income	$ **581,992**	$ 428,287	$ 277,538
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	**38,180**	36,436	27,276
Amortization of other intangible assets	**24,155**	25,857	11,336
Amortization of tax credit investments	**15,367**	10,961	6,770
Net premium amortization on investment securities	**7,416**	18,684	16,305
Accretion income related to acquired loans	**(22,191)**	(72,007)	(16,747)
Share-based compensation expense	**27,910**	28,656	7,497
Provision (release) for credit losses	**58,887**	144,799	(29,622)
Debt securities (gains) losses, net	**6,265**	88	(4,327)
Gain on sale of Visa Class B restricted shares	**(21,635)**	—	—
Gain on sale of health savings accounts	**—**	(90,673)	—
Net (gains) losses on sales of loans and other assets	**(3,074)**	13,114	(36,677)
Increase in cash surrender value of company-owned life insurance	**(15,397)**	(14,564)	(10,589)
Residential real estate loans originated for sale	**(473,478)**	(570,111)	(1,215,015)
Proceeds from sales of residential real estate loans	**472,537**	620,958	1,274,812
(Increase) decrease in interest receivable	**(34,637)**	(52,911)	1,198
(Increase) decrease in other assets	**(66,070)**	(40,518)	2,641
Increase (decrease) in accrued expenses and other liabilities	**(79,885)**	327,369	17,984
Net cash flows provided by (used in) operating activities	**516,342**	814,425	330,380
Cash Flows From Investing Activities			
Cash received from merger, net	**—**	1,912,629	—
Sale of health savings accounts	**—**	(290,857)	—
Purchases of investment securities available-for-sale	**(1,084,416)**	(1,438,572)	(3,321,653)
Purchases of investment securities held-to-maturity	**(1,941)**	(170,675)	—
Purchases of Federal Home Loan Bank/Federal Reserve Bank stock	**(99,158)**	(147,394)	—
Purchases of equity securities	**(28,408)**	(6,348)	(11,000)
Proceeds from maturities, prepayments, and calls of investment securities available-for-sale	**1,066,266**	1,284,814	1,511,510
Proceeds from sales of investment securities available-for-sale	**96,506**	20,032	198,886
Proceeds from maturities, prepayments, and calls of investment securities held-to-maturity	**94,511**	83,962	—
Proceeds from sales of Federal Home Loan Bank/Federal Reserve Bank stock	**47,738**	108,698	58
Proceeds from sales of equity securities	**24,636**	53,029	544
Loan originations and payments, net	**(2,673,593)**	(3,071,765)	206,145
Proceeds from sales of commercial loans	**757,593**	—	—
Proceeds from company-owned life insurance death benefits	**16,252**	10,361	3,375
Proceeds from sale of premises and equipment and other assets	**3,513**	4,480	29,244
Purchases of premises and equipment and other assets	**(38,375)**	(37,901)	(48,692)
Net cash flows provided by (used in) investing activities	**(1,818,876)**	(1,685,507)	(1,431,583)
Cash Flows From Financing Activities			
Net increase (decrease) in:			
Deposits	**2,234,350**	(435,717)	1,531,742
Federal funds purchased and interbank borrowings	**(581,099)**	581,213	(890)
Securities sold under agreements to repurchase	**(147,598)**	(94,665)	(38,891)
Other borrowings	**16,938**	177,146	36,187
Payments for maturities of Federal Home Loan Bank advances	**(2,250,149)**	(2,102,506)	(146,505)
Payments for modification of Federal Home Loan Bank advances	**—**	—	(2,156)
Proceeds from Federal Home Loan Bank advances	**2,700,000**	2,900,000	50,000
Cash dividends paid	**(180,030)**	(177,623)	(92,829)
Common stock repurchased	**(44,308)**	(71,182)	(3,731)
Common stock issued	**1,076**	809	583
Net cash flows provided by (used in) financing activities	**1,749,180**	777,475	1,333,510
Net increase (decrease) in cash and cash equivalents	**446,646**	(93,607)	232,307
Cash and cash equivalents at beginning of period	**728,412**	822,019	589,712
Cash and cash equivalents at end of period	$ **1,175,058**	$ 728,412	$ 822,019

The accompanying notes to consolidated financial statements are an integral part of these statements.

OLD NATIONAL BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NATURE OF OPERATIONS

Old National Bancorp, the financial holding company of Old National Bank, our wholly-owned banking subsidiary, is headquartered in Evansville, Indiana with commercial and consumer banking operations headquartered in Chicago, Illinois. Through Old National Bank and non-bank affiliates, Old National Bancorp provides a wide range of services to its clients throughout the Midwest region and elsewhere, including commercial and consumer loan and depository services, private banking, capital markets, brokerage, wealth management, trust, investment advisory, and other traditional banking services.

NOTE 1 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Old National Bancorp and its wholly-owned subsidiaries (hereinafter collectively referred to as "Old National") and have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. Such principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current presentation. Such reclassifications had no effect on prior year net income or shareholders' equity and were insignificant amounts.

Equity Securities

Equity securities consist of mutual funds for Community Reinvestment Act qualified investments and diversified investment securities held in a grantor trust for participants in the Company's nonqualified deferred compensation plan. Equity securities are recorded at fair value with changes in fair value recognized in other income.

Investment Securities

Old National classifies debt investment securities as available-for-sale or held-to-maturity on the date of purchase. Debt securities classified as available-for-sale are recorded at fair value with the unrealized gains and losses recorded in other comprehensive income (loss), net of tax. Realized gains and losses affect income and the prior fair value adjustments are reclassified within shareholders' equity. Debt securities classified as held-to-maturity, which management has the intent and ability to hold to maturity, are reported at amortized cost. Interest income includes amortization of purchase premiums or discounts. Premiums and discounts are amortized on the level-yield method. Anticipated prepayments are considered when amortizing premiums and discounts on mortgage-backed securities. Gains and losses on the sale of available-for-sale debt securities are determined using the specific-identification method.

Available-for-sale securities in unrealized loss positions are evaluated at least quarterly to determine if a decline in fair value should be recorded through income or other comprehensive income (loss). For available-for-sale securities in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security, before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale securities that do not meet the criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security and the issuer, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any decline in fair value that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (loss), net of applicable taxes. Accrued interest receivable on the securities portfolio is excluded from the estimate of credit losses.

Federal Home Loan Bank/Federal Reserve Bank Stock

Old National is a member of the FHLB system and its regional Federal Reserve Bank. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLB and Federal Reserve Bank stock are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Held-for-Sale

Loans that Old National has originated with an intent to sell are classified as loans held-for-sale and are recorded at fair value, determined individually, as of the balance sheet date. The loan's fair value includes the servicing value of the loans as well as any accrued interest. Conventional mortgage production is sold with servicing rights retained. Certain loans, such as government guaranteed mortgage loans are sold on servicing released basis.

Loans

Loans that Old National intends to hold are classified as held for investment. Loans held for investment are carried at the principal balance outstanding, net of earned interest, purchase premiums or discounts, deferred loan fees and costs, and an allowance for credit losses. Interest income is accrued on the principal balances of loans outstanding. For all loan classes, a loan is generally placed on nonaccrual status when principal or interest becomes 90 days past due unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collectability of principal or interest. Interest accrued but not received is reversed against earnings. Cash interest received on these loans is applied to the principal balance until the principal is recovered or until the loan returns to accrual status. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current, remain current for a prescribed period, and future payments are reasonably assured.

Old National has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. Evidence of credit deterioration was evaluated using various indicators, such as past due and nonaccrual status, as well as asset quality rating. PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and initial allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is accreted or amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision for credit losses.

Any loans that are modified are reviewed by Old National to identify if a financial difficulty modification has occurred, which is when Old National modifies a loan related to a borrower experiencing financial difficulties. Terms may be modified to fit the ability of the borrower to repay in line with its current financial status. The modification of the terms of such loans includes one or a combination of the following: a reduction of the stated interest rate of the loan, an extension of the maturity date, a permanent reduction of the recorded investment of the loan, or an other-than-insignificant payment delay. The adoption of Accounting Standards Update ("ASU") 2022-02 on January 1, 2023 eliminated the recognition and measurement of troubled debt restructurings ("TDRs") and enhanced disclosures for modifications to loans related to borrowers experiencing financial difficulties.

Allowance for Credit Losses on Loans

Credit quality within the loans held for investment portfolio is continuously monitored by management and is reflected within the allowance for credit losses on loans. The allowance for credit losses is an estimate of expected losses inherent within the Company's loans held for investment portfolio. Credit quality is assessed and monitored by evaluating various attributes and the results of those evaluations are utilized in underwriting new loans and in our process for estimating expected credit losses. The allowance for credit losses on loans held for investment is adjusted by a credit loss expense, which is reported in provision for credit losses, and reduced by the charge-off of loan amounts, net of recoveries within the provision for credit losses. Accrued interest receivable is excluded from the estimate of credit losses. Old National has made a policy election to present accrued interest receivable separately on the balance sheet.

The allowance for credit loss estimation process involves procedures to appropriately consider the unique characteristics of our loan portfolio segments. These segments are further disaggregated into loan classes based on the level at which credit risk is monitored. When computing the level of expected credit losses, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status, and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense in those future periods.

The allowance level is influenced by loan volumes, loan AQR migration or delinquency status, changes in historical loss experience, and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

We utilize a discounted cashflow approach to determine the allowance for credit losses for performing loans and nonperforming loans. Expected cashflows are created for each loan and discounted using the effective yield method. The discounted sum of expected cashflows is then compared to the amortized cost and any shortfall is recorded as an allowance. Expected cashflows are created using a combination of contractual payment schedules, calculated PDs, LGD, and prepayment assumptions as well as qualitative factors. For commercial and commercial real estate loans, the PD is forecasted using a regression model to determine the likelihood of a loan moving into nonaccrual within the time horizon. For residential and consumer loans, the PD is forecasted using a regression model to determine the likelihood of a loan being charged-off within the time horizon. The regression models use combinations of variables to assess systematic and unsystematic risk. Variables used for unsystematic risk are borrower specific and help to gauge the risk of default from an individual borrower. Variables for systematic risk, risk inherent to all borrowers, come from the use of forward-looking economic forecasts and include variables such as unemployment rate, gross domestic product, and house price index. The LGD is defined as credit loss incurred when an obligor of the bank defaults. Qualitative factors include items such as changes in lending policies or procedures and economic uncertainty in forward-looking forecasts.

Further information regarding Old National's policies and methodology used to estimate the allowance for credit losses on loans is presented in Note 4 to the consolidated financial statements.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Land is stated at cost. Depreciation is charged to operating expense over the useful lives of the assets, principally on the straight-line method. Useful lives for premises and equipment are as follows: buildings and building improvements – 10 to 39 years; and furniture and equipment – 3 to 7 years. Leasehold improvements are depreciated over the lesser of their useful lives or the term of the lease. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Interest costs on construction of qualifying assets are capitalized.

Premises and equipment are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are adjusted to fair value. Such impairments are included in other expense.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is determined as the excess of the cost of acquired entities over the fair value of identifiable assets acquired less liabilities assumed as of the merger or acquisition date. Amortization of goodwill and indefinite-lived assets is not recorded. However, the recoverability of goodwill and other intangible assets are tested for impairment at least annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. Other intangible assets, including core deposits and customer business relationships, are amortized primarily on an accelerated basis over their estimated useful lives, generally over a period of 5 to 15 years.

Company-Owned Life Insurance

Old National has purchased, as well as obtained through mergers and acquisitions, life insurance policies on certain key executives. Old National records company-owned life insurance at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Loan Servicing Rights

When loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gain on sales of loans. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Loan servicing rights are included in other assets on the balance sheet.

Loan servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type, term, and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If Old National later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with mortgage banking revenue on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses. Servicing fee income, which is reported on the income statement as mortgage banking revenue, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned.

Derivative Financial Instruments

As part of Old National's overall interest rate risk management, Old National uses derivative instruments, including interest rate swaps, collars, caps, and floors. All derivative instruments are recognized on the balance sheet at their fair value. At the inception of the derivative contract, Old National designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the change in value of the derivative, as well as the offsetting change in value of the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in fair values. For a cash flow hedge, the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, in noninterest income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

Old National formally documents all relationships between derivatives and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Old National also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items. Old National discontinues hedge accounting prospectively when it is determined that (1) the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; (2) the derivative expires, is sold, or terminated; (3) the derivative instrument is de-designated as a hedge because the forecasted transaction is no longer probable of occurring; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction is still expected to occur, changes in value that were accumulated in other comprehensive income (loss) are amortized or accreted into earnings over the same periods which the hedged transactions will affect earnings.

Old National enters into various stand-alone mortgage-banking derivatives in order to hedge the risk associated with the fluctuation of interest rates. Changes in fair value are recorded as mortgage banking revenue. Old National also enters into various stand-alone derivative contracts to provide derivative products to clients, which are carried at fair value with changes in fair value recorded as other noninterest income.

Old National is exposed to losses if a counterparty fails to make its payments under a contract in which Old National is in the net receiving position. Old National anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. In addition, Old National obtains collateral above certain thresholds of the fair value of its hedges for each counterparty based upon their credit standing. All of the contracts to which Old National is a party settle monthly, quarterly, or semiannually. Further, Old National has netting agreements with the dealers with which it does business.

Credit-Related Financial Instruments

In the ordinary course of business, Old National's bank subsidiary has entered into credit-related financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. The notional amount of these commitments is not reflected in the consolidated financial statements until they are funded. Old National maintains an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet and is adjusted as a provision for unfunded loan commitments included in the provision for credit losses.

Repossessed Collateral

Other real estate owned and repossessed personal property are initially recorded at the fair value of the property less estimated cost to sell and are included in other assets on the balance sheet. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through the completion of a deed in lieu of foreclosure or through a similar legal agreement. Any excess recorded investment over the fair value of the property received is charged to the allowance for credit losses. Any subsequent write-downs are recorded in noninterest expense, as are the costs of operating the properties. Gains or losses resulting from the sale of collateral are recognized in noninterest expense at the date of sale.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

We purchase certain securities, generally U.S. government-sponsored entity and agency securities, under agreements to resell. The amounts advanced under these agreements represent short-term secured loans and are reflected as assets in the accompanying consolidated balance sheets. We also sell certain securities under agreements to repurchase. These agreements are treated as collateralized financing transactions. These secured borrowings are reflected as liabilities in the accompanying consolidated balance sheets and are recorded at the amount of cash received in connection with the transaction. Short-term securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements can be repledged by the secured party. Additional collateral may be required based on the fair value of the underlying securities.

Share-Based Compensation

Compensation cost is recognized for stock options, stock appreciation rights, and restricted stock awards and units issued to employees based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options and appreciation rights, while the market price of our Common Stock at the date of grant is used for restricted stock awards. The market price of our Common Stock at the date of grant less the present value of dividends expected to be paid during the performance period is used for restricted stock units where the performance measure is based on an internal performance measure. A third-party provider is used to value certain restricted stock units where the performance measure is based on total shareholder return. Compensation expense is recognized over the required service period. Forfeitures are recognized as they occur.

FDIC Special Assessment

On November 16, 2023, the FDIC finalized a rule that imposes special assessments to recover the losses to the Deposit Insurance Fund ("DIF") resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the Federal Deposit Insurance Act in connection with the receiverships of Silicon Valley Bank and Signature Bank. The FDIC estimated in approving the rule that those assessed losses total approximately $16.3 billion. The rule provides that this loss estimate will be periodically adjusted, which will affect the amount of the special assessment. Under the rule, the assessment base is the estimated uninsured deposits that an insured depository institution ("IDI") reported in its December 31, 2022 Call Report, excluding the first $5 billion in estimated uninsured deposits. The special assessments will be collected at an annual rate of approximately 13.4 basis points per year (3.36 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, extend the special assessment collection period and impose a final shortfall special assessment on a one-time basis. In its December 31, 2022 Call Report, Old National Bank reported estimated uninsured deposits of approximately $12.0 billion. The Company expects the special assessments to be tax deductible. The total of the special assessments for Old National Bank is estimated at $19.1 million, and such amount was recorded within FDIC assessment expense in the year ending December 31, 2023.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

We recognize a tax position as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

We recognize interest and/or penalties related to income tax matters in income tax expense.

Old National is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved qualified affordable housing, renewable energy, or other renovation or community revitalization projects. These investments are included in other assets on the balance sheet, with any unfunded commitments included with other liabilities. Certain of these assets qualify for the proportional amortization method and are amortized over the period that Old National expects to receive the tax credits, with the expense included within income tax expense on the consolidated statements of income. The other investments are accounted for under the equity method, with the expense included within noninterest expense on the consolidated statements of income. All of our tax credit investments are evaluated for impairment at the end of each reporting period.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. See Note 20 to the consolidated financial statements for further disclosure.

Cash Equivalents and Cash Flows

For the purpose of presentation in the accompanying consolidated statement of cash flows, cash and cash equivalents are defined as cash, due from banks, federal funds sold and resell agreements, and money market investments, which have maturities less than 90 days. Cash flows from loans, either originated or acquired, are classified at that time according to management's intent to either sell or hold the loan for the foreseeable future. When management's intent is to sell the loan, the cash flows of that loan are presented as operating cash flows.

When management's intent is to hold the loan for the foreseeable future, the cash flows of that loan are presented as investing cash flows.

The following table summarizes supplemental cash flow information:

	Years Ended December 31,		
(dollars in thousands)	2023	2022	2021
Cash payments:			
Interest	$ 666,121	$ 118,165	$ 42,196
Income taxes, net of refunds	190,303	66,109	31,875
Noncash Investing and Financing Activities:			
Securities transferred from available-for-sale to held-to-maturity	—	2,986,736	—
Transfer of premises and equipment to assets held-for-sale	—	7,905	9,539
Operating lease right-of-use assets obtained in exchange for lease obligations	20,260	28,265	776
Finance lease right-of-use assets obtained in exchange for lease obligations	10,019	(966)	7,477

There were 129.4 million shares of Common Stock issued in conjunction with the merger with First Midwest in February of 2022 totaling $2.4 billion in shareholders' equity. In addition, Old National issued 108,000 shares of Old National Series A Preferred Stock and 122,500 shares of Old National Series C Preferred Stock totaling $243.7 million in shareholders' equity.

Business Combinations

Old National accounts for business combinations using the acquisition method of accounting. The accounts of an acquired entity are included as of the date of merger or acquisition, and any excess of purchase price over the fair value of the net assets acquired is capitalized as goodwill. Alternatively, a gain is recorded if the fair value of the net assets acquired exceeds the purchase price. Old National typically issues Common Stock and/or pays cash for a merger or acquisition, depending on the terms of the agreement. The value of Common Stock issued is determined based on the market price of the stock as of the closing of the merger or acquisition. Merger and acquisition costs are expensed when incurred.

Revenue From Contracts With Customers

Old National's revenue from contracts with customers in the scope of ASC 606 is recognized within noninterest income. A description of the Company's significant revenue streams accounted for under ASC 606 follows:

Wealth and investment services fees: Old National earns wealth management fees based upon asset custody and investment management services provided to individual and institutional customers. Most of these customers receive monthly or quarterly billings for services rendered based upon the market value of assets in custody. Fees that are transaction based are recognized at the point in time that the transaction is executed. Investment product fees are the commissions and fees received from third-party registered broker/dealers and investment advisers that provide those services to Old National customers. Old National acts as an agent in arranging the relationship between the customer and the third-party service provider. These fees are recognized monthly from the third-party broker based upon services already performed, net of the processing fees charged to Old National by the broker.

Service charges on deposit accounts: Old National earns fees from deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees and overdraft fees are recognized at a point in time, since the customer generally has a right to cancel the depository arrangement at any time. The arrangement is considered a day-to-day contract with ongoing renewals and optional purchases, so the duration of the contract does not extend beyond the services already performed. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which Old National satisfies its performance obligation.

Debit card and ATM fees: Debit card and ATM fees include ATM usage fees and debit card interchange income. As with the transaction-based fees on deposit accounts, the ATM fees are recognized at the point in time that Old National fulfills the customer's request. Old National earns interchange fees from cardholder transactions processed through card association networks. Interchange rates are generally set by the card associations based upon purchase volumes and other factors. Interchange fees represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Impact of Accounting Changes

Accounting Guidance Adopted in 2023

FASB ASC 805 – In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities From Contracts With Customers*, to address diversity in practice and inconsistency related to the accounting for revenue contracts with customers acquired in a business combination. The amendments require that the acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The ASU also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and liabilities. The amendments in this update are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Entities should apply the amendments prospectively to business combinations that occur after the effective date. The adoption of this guidance on January 1, 2023 did not have a material impact on the consolidated financial statements.

FASB ASC 815 – In March 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method*, to expand the current single-layer method of electing hedge accounting to allow multiple hedged layers of a single closed portfolio under the method and rename the last-of-layer method the portfolio layer method. The amendments in this update are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The adoption of this guidance on January 1, 2023 did not have a material impact on the consolidated financial statements.

FASB ASC 326 – In March 2022, the FASB issued ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, to eliminate the TDR recognition and measurement guidance and, instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. The amendments require that an entity disclose current-period gross charge-offs by year of origination for financing receivables and net investment in leases within the vintage disclosures required by ASC 326. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of the provision in ASU 2022-02 related to the recognition and measurement of TDRs on a prospective basis on January 1, 2023 did not have a material impact on the consolidated financial statements.

FASB ASC 848 – In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides temporary, optional guidance to ease the potential burden in accounting for, or recognizing the effects of, the transition away from LIBOR or other interbank offered rate on financial reporting. The guidance is applicable only to contracts or hedge accounting relationships that reference LIBOR or another reference rate expected to be discontinued.

In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which defers the sunset date of relief provisions within Topic 848 from December 31, 2022 to December 31, 2024. The objective of the guidance in Topic 848 is to provide relief during the transition period.

The amendments in this ASU are effective March 12, 2020 through December 31, 2024. As of December 31, 2023, substantially all of the Company's LIBOR exposure was remediated and remaining LIBOR-based contracts are expected to transition to alternate reference rates at their next index reset dates. Old National believes the adoption of this guidance on activities subsequent to December 31, 2023 will not have a material impact on the consolidated financial statements.

Accounting Guidance Pending Adoption

FASB ASC 820 – In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, to clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments in this update are effective for fiscal years beginning after

December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. Old National does not expect the adoption of this guidance will have a material impact on the consolidated financial statements.

FASB ASC 323 – In March 2023, the FASB issued ASU 2023-02, *Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, which allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. This ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for all entities in any interim period. Old National does not expect the adoption of this guidance will have a material impact on the consolidated financial statements.

FASB ASC 280 – In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The amendments are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. A public entity should apply the amendments retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Old National is currently evaluating the impact of adopting the new guidance on the consolidated financial statements.

FASB ASC 740 – In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. Among other things, these amendments require that public business entities on an annual basis disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). In addition, the ASU requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts are equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amendments in this ASU are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Old National is currently evaluating the impact of adopting the new guidance on the consolidated financial statements.

NOTE 2 – MERGER, ACQUISITION, AND DIVESTITURE ACTIVITY

Merger

First Midwest Bancorp, Inc.

On February 15, 2022, Old National completed its previously announced merger of equals transaction with First Midwest pursuant to an agreement and plan of merger, dated as of May 30, 2021, to combine in an all-stock transaction. The combined organization has a presence in additional Midwestern markets, strong commercial banking capabilities, a robust retail footprint, a significant wealth management platform, and an enhanced ability to attract talent. The combined organization also creates the scale and profitability to accelerate digital and technology capabilities to drive future investments in consumer and commercial banking, as well as wealth management services.

As of December 31, 2022, Old National finalized its valuation of all assets acquired and liabilities assumed. The following table presents a summary of the assets acquired and liabilities assumed, net of the fair value adjustments and the fair value of consideration as of the merger date:

(dollars and shares in thousands)		February 15, 2022
Assets		
Cash and cash equivalents	$	1,912,629
Investment securities		3,526,278
FHLB/Federal Reserve Bank stock		106,097
Loans held-for-sale		13,809
Loans, net of allowance for credit losses		14,298,873
Premises and equipment		111,867
Operating lease right-of-use assets		129,698
Accrued interest receivable		53,502
Goodwill		961,722
Other intangible assets		117,584
Company-owned life insurance		301,025
Other assets		317,258
Total assets	$	21,850,342
Liabilities		
Deposits	$	17,249,404
Securities sold under agreements to repurchase		135,194
Federal Home Loan Bank advances		1,158,623
Other borrowings		274,569
Accrued expenses and other liabilities		342,369
Total liabilities	$	19,160,159
Fair value of consideration		
Preferred stock	$	243,870
Common stock (129,365 shares issued at $18.92 per share)		2,446,312
Total consideration	$	2,690,182

Transaction and integrations costs totaling $28.7 million associated with the merger have been expensed in 2023, compared to $120.9 million of merger-related costs, $11.0 million of provision for credit losses on unfunded commitments, and $96.3 million of provision for credit losses on non-PCD loans acquired in the transaction in 2022. Additional transaction and integration costs will be expensed in future periods as incurred.

As a result of the merger, Old National assumed sponsorship of First Midwest's defined benefit pension plan (the "Pension Plan") under which both plan participation and benefit accruals had been previously frozen. The Pension Plan was terminated in November 2022, which included the settlement of benefit obligations associated with the Pension Plan. At December 31, 2023, there were no remaining Pension Plan assets. The fair value of Pension Plan assets was $16.6 million at December 31, 2022. Pension costs were not material in 2023 or 2022.

Pending Acquisition

CapStar Financial Holdings, Inc.

On October 26, 2023, Old National announced that it entered into a definitive merger agreement pursuant to which Old National will acquire CapStar Financial Holdings, Inc. ("CapStar") and its wholly-owned subsidiary, CapStar Bank, in an all-stock transaction. This partnership transaction will strengthen Old National's recently formed Nashville presence and add several new high-growth markets. As of September 30, 2023, CapStar had approximately $3.3 billion of total assets, $2.3 billion of total loans, and $2.8 billion of deposits. Under the terms of the merger agreement, each outstanding share of CapStar common stock will be converted into the right to receive 1.155 shares of Old National common stock, valuing the transaction at approximately $344.4 million, or $16.64 per share, based on Old National's 30-day volume weighted average closing stock price ending October 25, 2023, the day prior to execution of the merger agreement. The transaction value is likely to change until closing due to fluctuations in the price of Old National common stock. The definitive merger agreement has been approved by the

Board of Directors of each company. The transaction is anticipated to close in the second quarter of 2024 subject to the approval of CapStar shareholders.

Divestitures

On November 18, 2022, Old National sold its business of acting as a qualified custodian for, and administering, health savings accounts. Old National served as custodian for health savings accounts comprised of both investment accounts and deposit accounts. At closing, the health savings accounts held in deposit accounts that were transferred totaled approximately $382 million and resulted in a $90.7 million pre-tax gain.

During the fourth quarter of 2022, Old National initiated certain property optimization actions that included the closure and consolidation of certain branches as well as other real estate repositioning across our footprint. These actions resulted in pre-tax charges of $26.8 million that are associated with valuation adjustments related to these locations and were recorded in noninterest expense.

NOTE 3 – INVESTMENT SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale and held-to-maturity investment securities portfolios and the corresponding amounts of gross unrealized gains, unrealized losses, and basis adjustments in AOCI and gross unrecognized gains and losses.

(dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Basis Adjustments [1]	Fair Value
December 31, 2023					
Available-for-Sale					
U.S. Treasury	$ 449,817	$ 154	$ (11,941)	$ (41,297)	$ 396,733
U.S. government-sponsored entities and agencies	1,487,879	33	(192,717)	(63,931)	1,231,264
Mortgage-backed securities - Agency	4,835,319	3,093	(621,852)	—	4,216,560
States and political subdivisions	554,509	878	(23,057)	2,930	535,260
Pooled trust preferred securities	13,797	—	(2,460)	—	11,337
Other securities	343,568	449	(22,116)	—	321,901
Total available-for-sale securities	$ 7,684,889	$ 4,607	$ (874,143)	$ (102,298)	$ 6,713,055
Held-to-Maturity					
U.S. government-sponsored entities and agencies	$ 825,953	$ —	$ (154,827)	$ —	$ 671,126
Mortgage-backed securities - Agency	1,029,131	—	(147,137)	—	881,994
States and political subdivisions	1,158,559	1,800	(112,141)	—	1,048,218
Allowance for securities held-to-maturity	(150)	—	—	—	(150)
Total held-to-maturity securities	$ 3,013,493	$ 1,800	$ (414,105)	$ —	$ 2,601,188
December 31, 2022					
Available-for-Sale					
U.S. Treasury	$ 253,148	$ 5	$ (5,189)	$ (47,037)	$ 200,927
U.S. government-sponsored entities and agencies	1,451,736	—	(169,248)	(107,408)	1,175,080
Mortgage-backed securities - Agency	4,986,354	976	(617,428)	—	4,369,902
States and political subdivisions	688,159	1,789	(26,096)	—	663,852
Pooled trust preferred securities	13,783	—	(2,972)	—	10,811
Other securities	379,423	258	(26,541)	—	353,140
Total available-for-sale securities	$ 7,772,603	$ 3,028	$ (847,474)	$ (154,445)	$ 6,773,712
Held-to-Maturity					
U.S. government-sponsored entities and agencies	$ 819,168	$ —	$ (162,810)	$ —	$ 656,358
Mortgage-backed securities - Agency	1,106,817	—	(123,854)	—	982,963
States and political subdivisions	1,163,312	221	(159,022)	—	1,004,511
Allowance for securities held-to-maturity	(150)	—	—	—	(150)
Total held-to-maturity securities	$ 3,089,147	$ 221	$ (445,686)	$ —	$ 2,643,682

(1) Basis adjustments represent the amount of fair value hedging adjustments included in the carrying amounts of fixed-rate investment securities assets designated in fair value hedging arrangements. See Note 19 to the consolidated financial statements for additional information regarding these derivative financial instruments.

Substantially all of the mortgage-backed securities in the investment portfolio are residential mortgage-backed securities.

Proceeds from sales or calls of available-for-sale investment securities and the resulting realized gains and realized losses were as follows:

(dollars in thousands)	Years Ended December 31,		
	2023	2022	2021
Proceeds	$ 154,339	$ 90,840	$ 357,704
Realized gains	1,006	531	4,505
Realized losses	(7,271)	(619)	(178)

Investment securities pledged to secure public and other funds had a carrying value of $8.4 billion at December 31, 2023 and $6.1 billion at December 31, 2022.

At December 31, 2023, Old National had a concentration of investment securities issued by Indiana and its political subdivisions. The only aggregate market value of the Company's investment securities greater than 10% of shareholders' equity were issued by Indiana and its political subdivisions totaling $600.9 million, which represented 10.8% of shareholders' equity. Of the bonds issued by Indiana, 99.6% are rated "BBB+" or better, and the remaining 0.4% generally represent pre-refunded positions.

The table below shows the amortized cost and fair value of the investment securities portfolio by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Weighted average yield is based on amortized cost.

(dollars in thousands)	At December 31, 2023		
Maturity	Amortized Cost	Fair Value	Weighted Average Yield
Available-for-Sale			
Within one year	$ 378,992	$ 375,976	4.37 %
One to five years	1,875,152	1,736,452	3.14 %
Five to ten years	3,944,940	3,408,082	2.39 %
Beyond ten years	1,485,805	1,192,545	2.60 %
Total	$ 7,684,889	$ 6,713,055	2.71 %
Held-to-Maturity			
One to five years	$ 161,440	$ 134,333	2.65 %
Five to ten years	1,183,893	1,040,925	2.66 %
Beyond ten years	1,668,160	1,425,930	2.72 %
Total	$ 3,013,493	$ 2,601,188	2.69 %

The following table summarizes the available-for-sale investment securities with unrealized losses for which an allowance for credit losses has not been recorded by aggregated major security type and length of time in a continuous unrealized loss position:

(dollars in thousands)	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2023						
Available-for-Sale						
U.S. Treasury	$ 8,937	$ (42)	$ 191,027	$ (11,899)	$ 199,964	$ (11,941)
U.S. government-sponsored entities and agencies	—	—	1,189,314	(192,717)	1,189,314	(192,717)
Mortgage-backed securities - Agency	90,145	(710)	3,835,552	(621,142)	3,925,697	(621,852)
States and political subdivisions	86,865	(495)	259,767	(22,562)	346,632	(23,057)
Pooled trust preferred securities	—	—	11,337	(2,460)	11,337	(2,460)
Other securities	39,032	(229)	255,888	(21,887)	294,920	(22,116)
Total available-for-sale	$ 224,979	$ (1,476)	$ 5,742,885	$ (872,667)	$ 5,967,864	$ (874,143)
December 31, 2022						
Available-for-Sale						
U.S. Treasury	$ 130,967	$ (3,264)	$ 66,992	$ (1,925)	$ 197,959	$ (5,189)
U.S. government-sponsored entities and agencies	454,854	(75,795)	720,226	(93,453)	1,175,080	(169,248)
Mortgage-backed securities - Agency	3,207,319	(358,507)	1,116,205	(258,921)	4,323,524	(617,428)
States and political subdivisions	414,813	(25,555)	2,703	(541)	417,516	(26,096)
Pooled trust preferred securities	—	—	10,811	(2,972)	10,811	(2,972)
Other securities	257,775	(17,045)	75,309	(9,496)	333,084	(26,541)
Total available-for-sale	$ 4,465,728	$ (480,166)	$ 1,992,246	$ (367,308)	$ 6,457,974	$ (847,474)

The following table summarizes the held-to-maturity investment securities with unrecognized losses aggregated by major security type and length of time in a continuous loss position:

(dollars in thousands)	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value	Unrecognized Losses
December 31, 2023						
Held-to-Maturity						
U.S. government-sponsored entities and agencies	$ —	$ —	$ 671,126	$ (154,827)	$ 671,126	$ (154,827)
Mortgage-backed securities - Agency	—	—	881,994	(147,137)	881,994	(147,137)
States and political subdivisions	—	—	977,154	(112,141)	977,154	(112,141)
Total held-to-maturity	$ —	$ —	$ 2,530,274	$ (414,105)	$ 2,530,274	$ (414,105)
December 31, 2022						
Held-to-Maturity						
U.S. government-sponsored entities and agencies	$ 354,293	$ (110,523)	$ 302,066	$ (52,287)	$ 656,359	$ (162,810)
Mortgage-backed securities - Agency	367,849	(42,438)	615,114	(81,416)	982,963	(123,854)
States and political subdivisions	838,689	(127,355)	135,573	(31,667)	974,262	(159,022)
Total held-to-maturity	$ 1,560,831	$ (280,316)	$ 1,052,753	$ (165,370)	$ 2,613,584	$ (445,686)

The unrecognized losses on held-to-maturity investment securities presented in the table above do not include unrecognized losses on securities that were transferred from available-for-sale to held-for-maturity totaling $127.6 million at December 31, 2023 and $148.9 million at December 31, 2022. These unrecognized losses are included as a separate component of shareholders' equity and are being amortized over the remaining term of the securities.

No allowance for credit losses for available-for-sale debt securities was needed at December 31, 2023 or December 31, 2022.

An allowance on held-to-maturity debt securities is maintained for certain municipal bonds to account for expected lifetime credit losses. Substantially all of the U.S. government-sponsored entities and agencies and agency mortgage-backed securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major credit rating agencies, and have a long history of no credit losses. Therefore, for those securities, we do not record expected credit losses. The allowance for credit losses on held-to-maturity debt securities was $0.2 million at December 31, 2023 and December 31, 2022. Accrued interest receivable on securities portfolio is excluded from the estimate of credit losses and totaled $50.3 million at December 31, 2023 and $50.9 million at December 31, 2022.

At December 31, 2023, Old National's securities portfolio consisted of 2,920 securities, 2,588 of which were in an unrealized loss position. The unrealized losses attributable to our U.S. Treasury, U.S. government-sponsored entities and agencies, agency mortgage-backed securities, states and political subdivisions, and other securities are the result of fluctuations in interest rates and market movements. Old National's pooled trust preferred securities are evaluated using collateral-specific assumptions to estimate the expected future interest and principal cash flows. At December 31, 2023, we had no intent to sell any securities that were in an unrealized loss position nor is it expected that we would be required to sell the securities prior to their anticipated recovery.

Old National's pooled trust preferred securities have experienced credit defaults. However, we believe that the value of the instruments lies in the full and timely interest payments that will be received through maturity, the steady amortization that will be experienced until maturity, and the full return of principal by the final maturity of the collateralized debt obligations. Old National did not recognize any losses on these securities for the years ended December 31, 2023 or December 31, 2022.

Equity Securities

Equity securities consist of mutual funds for Community Reinvestment Act qualified investments and diversified investment securities held in a grantor trust for participants in the Company's nonqualified deferred compensation plan. Old National's equity securities with readily determinable fair values totaled $80.4 million at December 31, 2023 and $52.5 million at December 31, 2022. There were gains on equity securities of $21.5 million during 2023, losses on equity securities of $4.9 million during 2022, and gains on equity securities of $0.2 million during 2021.

Alternative Investments

Old National has alternative investments without readily determinable fair values that are included in other assets totaling $449.3 million at December 31, 2023, consisting of $252.2 million of illiquid investments of partnerships, limited liability companies, and other ownership interests that support affordable housing and $197.1 million of economic development and community revitalization initiatives in low-to-moderate income neighborhoods. These alternative investments totaled $396.8 million at December 31, 2022. There were no impairments or adjustments on equity securities without readily determinable fair values, except for amortization of tax credit investments during 2023, 2022, and 2021.

NOTE 4 – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans

Old National's loans consist primarily of loans made to consumers and commercial clients in many diverse industries, including real estate rental and leasing, manufacturing, healthcare, wholesale trade, construction, and agriculture, among others. Most of Old National's lending activity occurs within our principal geographic markets in the Midwest region. Old National manages concentrations of credit exposure by industry, product, geography, client relationship, and loan size.

In the ordinary course of business, Old National grants loans to certain executive officers and directors (collectively referred to as "related parties"). The aggregate amount of loans to related parties was not greater than 5% of the Company's shareholders' equity at December 31, 2023 or 2022.

Old National has loan participations, which qualify as participating interests, with other financial institutions. At December 31, 2023, these loans totaled $2.8 billion, of which $1.2 billion had been sold to other financial institutions and $1.6 billion was retained by Old National. The loan participations convey proportionate ownership rights with equal priority to each participating interest holder; involve no recourse (other than ordinary representations and warranties) to, or subordination by, any participating interest holder; all cash flows are divided among the participating interest holders in proportion to each holder's share of ownership; and no holder has the right to pledge the entire financial asset unless all participating interest holders agree.

The loan categories used to monitor and analyze interest income and yields are different than the portfolio segments used to determine the allowance for credit losses on loans. The allowance for credit losses was calculated by pooling loans of similar credit risk characteristics and credit monitoring procedures. The four loan portfolios used to monitor and analyze interest income and yields – commercial, commercial real estate, residential real estate, and consumer – are reclassified into seven segments of loans – commercial, commercial real estate, BBCC, residential real estate, indirect, direct, and home equity for purposes of determining the allowance for credit losses on loans. The commercial and commercial real estate loan categories shown on the balance sheet include the same pool of loans as the commercial, commercial real estate, and BBCC portfolio segments. The consumer loan category shown on the balance sheet is comprised of the same loans in the indirect, direct, and home equity portfolio segments. The portfolio segment reclassifications follow:

(dollars in thousands)	Balance Sheet Line Item		Portfolio Segment Reclassifications		Portfolio Segment After Reclassifications
December 31, 2023					
Commercial [1]	$	9,512,230	$ (232,764)	$	9,279,466
Commercial real estate		14,140,629	(169,058)		13,971,571
BBCC		N/A	401,822		401,822
Residential real estate		6,699,443	—		6,699,443
Consumer		2,639,625	(2,639,625)		N/A
Indirect		N/A	1,050,982		1,050,982
Direct		N/A	523,172		523,172
Home equity		N/A	1,065,471		1,065,471
Total loans [2]		32,991,927	—		32,991,927
Allowance for credit losses on loans		(307,610)	—		(307,610)
Net loans	$	32,684,317	$ —	$	32,684,317
December 31, 2022					
Commercial [1]	$	9,508,904	$ (210,280)	$	9,298,624
Commercial real estate		12,457,070	(158,322)		12,298,748
BBCC		N/A	368,602		368,602
Residential real estate		6,460,441	—		6,460,441
Consumer		2,697,226	(2,697,226)		N/A
Indirect		N/A	1,034,257		1,034,257
Direct		N/A	629,186		629,186
Home equity		N/A	1,033,783		1,033,783
Total loans [2]		31,123,641	—		31,123,641
Allowance for credit losses on loans		(303,671)	—		(303,671)
Net loans	$	30,819,970	$ —	$	30,819,970

(1) Includes direct finance leases of $169.7 million at December 31, 2023 and $188.1 million at December 31, 2022.
(2) Includes unearned income of $93.7 million at December 31, 2023 and $126.7 million at December 31, 2022.

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are classified primarily on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its clients.

Commercial Real Estate

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing Old National's commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner-occupied loans.

Included with commercial real estate are construction loans, which are underwritten utilizing independent appraisal reviews, sensitivity analysis of absorption and lease rates, financial analysis of the developers and property owners, and feasibility studies, if available. Construction loans are generally based on estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders (including Old National), sales of developed property, or an interim loan commitment from Old National until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.

At 244%, Old National Bank's applicable investor commercial real estate loans as a percentage of its risk-based capital remained below the regulatory guideline limit of 300% at December 31, 2023.

BBCC

BBCC loans are typically granted to small businesses with gross revenues of less than $5 million and aggregate debt of less than $1 million. Old National has established minimum debt service coverage ratios, minimum FICO scores for owners and guarantors, and the ability to show relatively stable earnings as criteria to help mitigate risk. Repayment of these loans depends on the personal income of the borrowers and the cash flows of the business. These factors can be affected by factors such as changes in economic conditions and unemployment levels.

Residential

With respect to residential loans that are secured by 1 - 4 family residences and are generally owner occupied, Old National typically establishes a maximum loan-to-value ratio and generally requires private mortgage insurance if that ratio is exceeded. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in residential property values. Portfolio risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Indirect

Indirect loans are secured by automobile collateral, generally new and used cars and trucks from auto dealers that operate within our footprint. Old National typically mitigates the risk of indirect loans by establishing minimum FICO scores, maximum loan-to-value ratios, and maximum debt-to-income ratios. Repayment of these loans depends largely on the personal income of the borrowers, which can be affected by changes in economic conditions such as unemployment levels. Portfolio risk is mitigated by the fact that the loans are of smaller amounts spread over many borrowers and ongoing reviews of dealer relationships.

Direct

Direct loans are typically secured by collateral such as auto or real estate or are unsecured. Old National has established underwriting standards such as minimum FICO scores, maximum loan-to-value ratios, and maximum debt-to-income ratios. Repayment of these loans depends largely on the personal income of the borrowers, which can be affected by changes in economic conditions such as unemployment levels. Portfolio risk is mitigated by the fact that the loans are of smaller amounts spread over many borrowers.

Home Equity

Home equity loans are generally secured by 1-4 family residences that are owner-occupied. Old National has established underwriting standards such as minimum FICO scores, maximum loan-to-value ratios, and maximum debt-to-income ratios. Repayment of these loans depends largely on the personal income of the borrowers, which can be affected by changes in economic conditions such as unemployment levels. Portfolio risk is mitigated by the fact that the loans are of smaller amounts spread over many borrowers, along with monitoring of updated borrower credit scores.

Allowance for Credit Losses

Loans

Credit loss assumptions used when computing the level of expected credit losses are estimated using a model that categorizes loan pools based on loss history, delinquency status, and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. The base forecast scenario considers unemployment, gross domestic product, and the BBB ratio (BBB spread to the 10-year U.S. Treasury rate). In addition to the quantitative inputs, several qualitative factors are considered. These factors include the risk that unemployment, gross domestic product, housing product index, and the BBB ratio prove to be more severe and/or prolonged than our baseline forecast due to a variety of factors including monetary actions to control inflation, recent instability in the banking sector, global military conflicts, and global supply chain issues. Old National's activity in the allowance for credit losses on loans by portfolio segment was as follows:

(dollars in thousands)	Balance at Beginning of Period		Allowance Established for Acquired PCD Loans	Charge-offs		Recoveries	Provision (Release) for Loan Losses		Balance at End of Period
Year Ended December 31, 2023									
Commercial	$	120,612	$ —	$ (41,451)	$	4,172	$ 35,000	$	118,333
Commercial real estate		138,244	—	(11,198)		2,417	25,636		155,099
BBCC		2,431	—	(1,650)		275	1,831		2,887
Residential real estate		21,916	—	(256)		1,268	(2,091)		20,837
Indirect		1,532	—	(2,948)		1,559	1,093		1,236
Direct		12,116	—	(10,517)		2,331	(761)		3,169
Home equity		6,820	—	(443)		531	(859)		6,049
Total	$	303,671	$ —	$ (68,463)	$	12,553	$ 59,849	$	307,610
Year Ended December 31, 2022									
Commercial	$	27,232	$ 38,780	$ (6,885)	$	4,610	$ 56,875	$	120,612
Commercial real estate		64,004	49,419	(6,519)		1,095	30,245		138,244
BBCC		2,458	—	(85)		281	(223)		2,431
Residential real estate		9,347	136	(344)		760	12,017		21,916
Indirect		1,743	—	(2,525)		1,263	1,051		1,532
Direct		528	31	(10,799)		2,557	19,799		12,116
Home equity		2,029	723	(124)		616	3,576		6,820
Total	$	107,341	$ 89,089	$ (27,281)	$	11,182	$ 123,340	$	303,671
Year Ended December 31, 2021									
Commercial	$	30,567	$ —	$ (1,228)	$	791	$ (2,898)	$	27,232
Commercial real estate		75,810	—	(264)		4,403	(15,945)		64,004
BBCC		6,120	—	(144)		105	(3,623)		2,458
Residential real estate		12,608	—	(346)		339	(3,254)		9,347
Indirect		3,580	—	(1,087)		1,682	(2,432)		1,743
Direct		855	—	(1,159)		777	55		528
Home equity		1,848	—	(82)		978	(715)		2,029
Total	$	131,388	$ —	$ (4,310)	$	9,075	$ (28,812)	$	107,341

Accrued interest receivable on loans is excluded from the estimate of credit losses and totaled $169.8 million at December 31, 2023 and $137.7 million at December 31, 2022.

Unfunded Loan Commitments

Old National maintains an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet within accrued expenses and other liabilities, while the corresponding provision for unfunded loan commitments is included in the provision for credit losses. Old National's activity in the allowance for credit losses on unfunded loan commitments was as follows:

	Years Ended December 31,		
(dollars in thousands)	2023	2022	2021
Balance at beginning of period	$ 32,188	$ 10,879	$ 11,689
Provision for credit losses on unfunded loan commitments acquired during the period	—	11,013	—
Provision (release) for credit losses on unfunded loan commitments	(962)	10,296	(810)
Balance at end of period	$ 31,226	$ 32,188	$ 10,879

Credit Quality

Old National's management monitors the credit quality of its loans on an ongoing basis with the AQR for commercial loans reviewed annually or at renewal and the performance of its residential and consumer loans based upon the accrual status refreshed at least quarterly. Internally, management assigns an AQR to each non-homogeneous commercial, commercial real estate, and BBCC loan in the portfolio. The primary determinants of the AQR are the reliability of the primary source of repayment and the past, present, and projected financial condition of the borrower. The AQR will also consider current industry conditions. Major factors used in determining the AQR can vary based on the nature of the loan, but commonly include factors such as debt service coverage, internal cash flow, liquidity, leverage, operating performance, debt burden, FICO scores, occupancy, interest rate sensitivity, and expense burden. Old National uses the following definitions for risk ratings:

Criticized. Special mention loans that have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Classified – Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Classified – Nonaccrual. Loans classified as nonaccrual have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection in full, on the basis of currently existing facts, conditions, and values, in doubt.

Classified – Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as nonaccrual, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Pass rated loans are those loans that are other than criticized, classified – substandard, classified – nonaccrual, or classified – doubtful.

The following table summarizes the amortized cost of term loans by risk category of commercial, commercial real estate, and BBCC loans by loan portfolio segment, class of loan, and origination year:

(dollars in thousands)	Origination Year						Revolving	Revolving to Term	Total
	2023	2022	2021	2020	2019	Prior			
December 31, 2023									
Commercial:									
Risk Rating:									
Pass	$1,826,289	$1,573,669	$ 985,964	$ 520,883	$ 450,911	$ 495,979	$2,051,985	$ 651,953	$ 8,557,633
Criticized	20,038	90,031	19,953	36,906	25,756	47,357	89,765	44,348	374,154
Classified:									
Substandard	27,271	41,164	27,990	37,618	10,461	29,981	72,703	56,716	303,904
Nonaccrual	32	7,034	—	—	823	3,411	—	5,461	16,761
Doubtful	—	7,261	5,925	4,875	1,742	7,211	—	—	27,014
Total	$1,873,630	$1,719,159	$1,039,832	$ 600,282	$ 489,693	$ 583,939	$2,214,453	$ 758,478	$ 9,279,466
Commercial real estate:									
Risk Rating:									
Pass	$2,177,841	$3,515,702	$2,563,638	$1,576,044	$1,010,351	$1,161,119	$ 103,332	$ 960,386	$13,068,413
Criticized	69,648	69,946	68,708	27,059	52,107	95,896	3,893	64,730	451,987
Classified:									
Substandard	26,638	56,423	21,401	28,983	61,186	49,558	—	48,760	292,949
Nonaccrual	—	21,919	10,706	1,975	1,634	8,632	—	1,400	46,266
Doubtful	5,360	429	30,897	2,306	37,777	35,187	—	—	111,956
Total	$2,279,487	$3,664,419	$2,695,350	$1,636,367	$1,163,055	$1,350,392	$ 107,225	$1,075,276	$13,971,571
BBCC:									
Risk Rating:									
Pass	$ 81,102	$ 64,583	$ 44,307	$ 38,086	$ 27,557	$ 19,028	$ 68,807	$ 33,361	$ 376,831
Criticized	—	—	857	700	1,001	349	2,144	12,728	17,779
Classified:									
Substandard	436	193	252	—	—	604	15	1,006	2,506
Nonaccrual	—	—	482	—	4	1,105	—	1,402	2,993
Doubtful	302	727	254	286	60	84	—	—	1,713
Total	$ 81,840	$ 65,503	$ 46,152	$ 39,072	$ 28,622	$ 21,170	$ 70,966	$ 48,497	$ 401,822

(dollars in thousands)	Origination Year 2022	2021	2020	2019	2018	Prior	Revolving	Revolving to Term	Total
December 31, 2022									
Commercial:									
Risk Rating:									
Pass	$2,388,618	$1,754,364	$ 796,340	$ 738,208	$ 362,986	$ 388,617	$1,988,763	$ 329,119	$ 8,747,015
Criticized	40,856	30,661	63,557	33,490	9,195	5,312	61,036	4,327	248,434
Classified:									
Substandard	37,223	47,522	16,540	22,925	4,844	21,204	67,402	25,143	242,803
Nonaccrual	3,627	1,453	566	—	—	—	1,634	6,623	13,903
Doubtful	2,821	17,604	3,720	8,005	5,968	8,351	—	—	46,469
Total	$2,473,145	$1,851,604	$ 880,723	$ 802,628	$ 382,993	$ 423,484	$2,118,835	$ 365,212	$ 9,298,624
Commercial real estate:									
Risk Rating:									
Pass	$3,066,960	$2,828,758	$1,989,000	$1,219,025	$ 675,572	$1,018,719	$ 57,818	$ 689,553	$11,545,405
Criticized	75,306	34,422	22,569	82,637	86,504	56,864	—	23,282	381,584
Classified:									
Substandard	46,231	16,928	24,319	78,468	57,824	21,591	—	4,108	249,469
Nonaccrual	3,151	9,541	5,014	—	2,312	22,155	—	3,257	45,430
Doubtful	1,934	38,386	10,011	4,605	1,523	20,401	—	—	76,860
Total	$3,193,582	$2,928,035	$2,050,913	$1,384,735	$ 823,735	$1,139,730	$ 57,818	$ 720,200	$12,298,748
BBCC:									
Risk Rating:									
Pass	$ 90,341	$ 64,161	$ 52,304	$ 36,868	$ 23,618	$ 11,333	$ 60,016	$ 18,881	$ 357,522
Criticized	1,504	525	368	692	353	—	1,006	1,603	6,051
Classified:									
Substandard	811	143	—	421	—	—	543	682	2,600
Nonaccrual	42	37	118	—	429	284	—	639	1,549
Doubtful	40	107	439	157	64	73	—	—	880
Total	$ 92,738	$ 64,973	$ 53,229	$ 38,138	$ 24,464	$ 11,690	$ 61,565	$ 21,805	$ 368,602

FORM 10-K

For residential real estate and consumer loan classes, Old National evaluates credit quality based on the aging status of the loan and by payment activity. The performing or nonperforming status is updated on an on-going basis dependent upon improvement and deterioration in credit quality. The following table presents the amortized cost of term residential real estate and consumer loans based on payment activity and origination year:

	Origination Year								
(dollars in thousands)	2023	2022	2021	2020	2019	Prior	Revolving	Revolving to Term	Total
December 31, 2023									
Residential real estate:									
Performing	**$ 453,743**	**$1,508,671**	**$1,836,078**	**$1,705,131**	**$ 430,783**	**$ 722,987**	**$ —**	**$ 279**	**$6,657,672**
Nonperforming	**116**	**4,563**	**4,004**	**3,375**	**4,078**	**25,635**	**—**	**—**	**41,771**
Total	**$ 453,859**	**$1,513,234**	**$1,840,082**	**$1,708,506**	**$ 434,861**	**$ 748,622**	**$ —**	**$ 279**	**$6,699,443**
Indirect:									
Performing	**$ 393,369**	**$ 355,822**	**$ 162,735**	**$ 82,871**	**$ 37,967**	**$ 13,815**	**$ —**	**$ 196**	**$1,046,775**
Nonperforming	**372**	**1,472**	**1,207**	**547**	**318**	**291**	**—**	**—**	**4,207**
Total	**$ 393,741**	**$ 357,294**	**$ 163,942**	**$ 83,418**	**$ 38,285**	**$ 14,106**	**$ —**	**$ 196**	**$1,050,982**
Direct:									
Performing	**$ 109,372**	**$ 90,310**	**$ 92,491**	**$ 48,387**	**$ 29,659**	**$ 67,129**	**$ 75,080**	**$ 4,852**	**$ 517,280**
Nonperforming	**67**	**531**	**517**	**560**	**210**	**3,872**	**124**	**11**	**5,892**
Total	**$ 109,439**	**$ 90,841**	**$ 93,008**	**$ 48,947**	**$ 29,869**	**$ 71,001**	**$ 75,204**	**$ 4,863**	**$ 523,172**
Home equity:									
Performing	**$ 290**	**$ 164**	**$ 160**	**$ 140**	**$ 679**	**$ 4,483**	**$1,019,389**	**$ 23,918**	**$1,049,223**
Nonperforming	**—**	**310**	**328**	**404**	**741**	**4,327**	**2,844**	**7,294**	**16,248**
Total	**$ 290**	**$ 474**	**$ 488**	**$ 544**	**$ 1,420**	**$ 8,810**	**$1,022,233**	**$ 31,212**	**$1,065,471**

	Origination Year								
	2022	2021	2020	2019	2018	Prior	Revolving	Revolving to Term	Total
December 31, 2022									
Residential real estate:									
Performing	$1,327,168	$1,945,792	$1,825,762	$ 478,529	$ 136,260	$ 712,175	$ 7	$ 88	$6,425,781
Nonperforming	59	529	861	873	1,826	30,512	—	—	34,660
Total	$1,327,227	$1,946,321	$1,826,623	$ 479,402	$ 138,086	$ 742,687	$ 7	$ 88	$6,460,441
Indirect:									
Performing	$ 504,410	$ 249,407	$ 144,265	$ 82,304	$ 31,484	$ 19,095	$ —	$ 62	$1,031,027
Nonperforming	348	1,074	645	531	304	328	—	—	3,230
Total	$ 504,758	$ 250,481	$ 144,910	$ 82,835	$ 31,788	$ 19,423	$ —	$ 62	$1,034,257
Direct:									
Performing	$ 132,934	$ 164,126	$ 77,406	$ 57,919	$ 45,299	$ 59,212	$ 87,622	$ 671	$ 625,189
Nonperforming	115	851	614	205	327	1,526	5	354	3,997
Total	$ 133,049	$ 164,977	$ 78,020	$ 58,124	$ 45,626	$ 60,738	$ 87,627	$ 1,025	$ 629,186
Home equity:									
Performing	$ 919	$ 896	$ 1,849	$ 1,497	$ 983	$ 11,646	$ 990,001	$ 14,792	$1,022,583
Nonperforming	166	160	166	446	794	4,308	1,698	3,462	11,200
Total	$ 1,085	$ 1,056	$ 2,015	$ 1,943	$ 1,777	$ 15,954	$ 991,699	$ 18,254	$1,033,783

The following table summarizes the gross charge-offs of loans by loan portfolio segment and origination year:

(dollars in thousands)	Origination Year						Revolving	Total
	2023	2022	2021	2020	2019	Prior		
Year Ended December 31, 2023								
Commercial	$ —	$ 6,475	$ 24,022	$ 120	$ 7,245	$ 2,880	$ 709	$ 41,451
Commercial real estate	—	54	2,808	2,144	—	6,192	—	11,198
BBCC	670	548	362	70	—	—	—	1,650
Residential real estate	—	—	—	—	—	256	—	256
Indirect	271	1,447	787	159	152	132	—	2,948
Direct	173	1,899	2,367	746	1,207	543	3,582	10,517
Home equity	—	—	—	35	—	408	—	443
Total gross charge-offs	$ 1,114	$ 10,423	$ 30,346	$ 3,274	$ 8,604	$ 10,411	$ 4,291	$ 68,463

Nonaccrual and Past Due Loans

Old National does not record interest on nonaccrual loans until principal is recovered. For all loan classes, a loan is generally placed on nonaccrual status when principal or interest becomes 90 days past due unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collectability of principal or interest. Interest accrued but not received is reversed against earnings. Cash interest received on these loans is applied to the principal balance until the principal is recovered or until the loan returns to accrual status. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current, remain current for a prescribed period, and future payments are reasonably assured.

The following table presents the aging of the amortized cost basis in past due loans by class of loans:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Past Due 90 Days or More	Total Past Due	Current	Total Loans
December 31, 2023						
Commercial	$ 16,128	$ 1,332	$ 4,861	$ 22,321	$ 9,257,145	$ 9,279,466
Commercial real estate	9,081	5,254	30,660	44,995	13,926,576	13,971,571
BBCC	1,368	134	977	2,479	399,343	401,822
Residential	12,358	367	15,249	27,974	6,671,469	6,699,443
Indirect	7,025	1,854	1,342	10,221	1,040,761	1,050,982
Direct	5,436	1,455	1,787	8,678	514,494	523,172
Home equity	7,791	2,347	6,659	16,797	1,048,674	1,065,471
Total	$ 59,187	$ 12,743	$ 61,535	$ 133,465	$ 32,858,462	$ 32,991,927
December 31, 2022						
Commercial	$ 14,147	$ 4,801	$ 11,080	$ 30,028	$ 9,268,596	$ 9,298,624
Commercial real estate	47,240	1,312	32,892	81,444	12,217,304	12,298,748
BBCC	730	365	603	1,698	366,904	368,602
Residential	24,181	5,033	11,753	40,967	6,419,474	6,460,441
Indirect	6,302	2,118	958	9,378	1,024,879	1,034,257
Direct	5,404	2,118	1,928	9,450	619,736	629,186
Home equity	6,585	1,966	4,707	13,258	1,020,525	1,033,783
Total	$ 104,589	$ 17,713	$ 63,921	$ 186,223	$ 30,937,418	$ 31,123,641

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due 90 days or more and still accruing by class of loan:

(dollars in thousands)	December 31, 2023			December 31, 2022		
	Nonaccrual Amortized Cost	Nonaccrual With No Related Allowance	Past Due 90 Days or More and Accruing	Nonaccrual Amortized Cost	Nonaccrual With No Related Allowance	Past Due 90 Days or More and Accruing
Commercial	$ 43,775	$ 13,143	$ 242	$ 60,372	$ 7,873	$ 152
Commercial real estate	158,222	24,507	585	122,290	33,445	—
BBCC	4,706	—	95	2,429	—	—
Residential	41,771	—	—	34,660	—	1,808
Indirect	4,207	—	8	3,230	—	28
Direct	5,892	—	31	3,997	—	133
Home equity	16,248	—	—	11,200	—	529
Total	$ 274,821	$ 37,650	$ 961	$ 238,178	$ 41,318	$ 2,650

Interest income recognized on nonaccrual loans was insignificant during the years ended December 31, 2023 and 2022.

When management determines that foreclosure is probable, expected credit losses for collateral dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate. A loan is considered collateral dependent when the borrower is experiencing financial difficulty, and the loan is expected to be repaid substantially through the operation or sale of the collateral. The class of loan represents the primary collateral type associated with the loan. Significant quarter-over-quarter changes are reflective of changes in nonaccrual status and not necessarily associated with credit quality indicators like appraisal value. The following table presents the amortized cost basis of collateral dependent loans by class of loan:

(dollars in thousands)	Type of Collateral				
	Real Estate	Blanket Lien	Investment Securities/Cash	Auto	Other
December 31, 2023					
Commercial	$ 14,303	$ 24,729	$ 2,577	$ 280	$ 328
Commercial Real Estate	146,425	—	1,167	—	6,107
BBCC	3,522	794	—	390	—
Residential	41,771	—	—	—	—
Indirect	—	—	—	4,207	—
Direct	4,727	1	3	366	29
Home equity	16,248	—	—	—	—
Total	$ 226,996	$ 25,524	$ 3,747	$ 5,243	$ 6,464
December 31, 2022					
Commercial	$ 8,962	$ 42,754	$ 2,690	$ 1,611	$ 980
Commercial Real Estate	108,871	—	1,718	—	6,411
BBCC	1,939	478	—	12	—
Residential	34,660	—	—	—	—
Indirect	—	—	—	3,230	—
Direct	2,991	13	—	232	23
Home equity	11,200	—	—	—	—
Total	$ 168,623	$ 43,245	$ 4,408	$ 5,085	$ 7,414

Financial Difficulty Modifications

Occasionally, Old National modifies loans to borrowers experiencing financial difficulty in the form of principal forgiveness, term extension, an other-than-insignificant payment delay, or interest rate reduction (or a combination thereof). When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses on loans.

The following table presents the amortized cost basis of financial difficulty modifications at December 31, 2023 that were modified during the year ended December 31, 2023 by class of loans and type of modification:

(dollars in thousands)		Term Extension	Total Class of Loans
Year Ended December 31, 2023			
Commercial	$	**21,631**	**0.2 %**
Commercial real estate		**121,529**	**0.9 %**
Total	$	**143,160**	**0.4 %**

Old National monitors the performance of financial difficulty modifications to understand the effectiveness of its efforts. The following table presents the performance of loans identified as financial difficulty modifications at December 31, 2023:

(dollars in thousands)		30-59 Days Past Due		60-89 Days Past Due		Past Due 90 Days or More		Total Past Due		Current		Total Loans
December 31, 2023												
Commercial	$	**—**	$	**—**	$	**—**	$	**—**	$	**21,631**	$	**21,631**
Commercial real estate		**5,287**		**—**		**—**		**5,287**		**116,242**		**121,529**
Total	$	**5,287**	$	**—**	$	**—**	$	**5,287**	$	**137,873**	$	**143,160**

The following table summarizes the nature of the financial difficulty modifications during the year ended December 31, 2023 by class of loans:

(dollars in thousands)	Weighted-Average Term Extension (in months)
Year Ended December 31, 2023	
Commercial	**6.1**
Commercial real estate	**8.6**
Total	**8.2**

There were no material payment defaults on these loans subsequent to their modifications during the year ended December 31, 2023. At December 31, 2023, Old National had not committed to lend any material additional funds to the borrowers whose loans were modified due to financial difficulties.

FORM 10-K

NOTE 5 – PREMISES AND EQUIPMENT

The composition of premises and equipment was as follows:

	December 31,			
(dollars in thousands)		2023		2022
Land	$	**91,568**	$	91,568
Buildings		**453,234**		419,596
Furniture, fixtures, and equipment		**148,134**		154,719
Leasehold improvements		**85,187**		69,412
Total		**778,123**		735,295
Accumulated depreciation		**(212,727)**		(177,988)
Premises and equipment, net	$	**565,396**	$	557,307

Depreciation expense was $38.2 million in 2023, $36.4 million in 2022, and $27.3 million in 2021.

Finance Leases

Old National leases certain banking center buildings and equipment under finance leases that are included in premises and equipment. See Notes 6 and 13 to the consolidated financial statements for detail regarding these leases.

NOTE 6 – LEASES

Old National determines if an arrangement is or contains a lease at contract inception. Operating leases are included in other assets and other liabilities in our consolidated balance sheets. Finance leases are included in premises and equipment and other borrowings in our consolidated balance sheets.

Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, we use the implicit lease rate when readily determinable. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date. The incremental borrowing rate is the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment.

Old National has operating and finance leases for land, office space, banking centers, and equipment. These leases are generally for periods of 5 to 20 years with various renewal options. We include certain renewal options in the measurement of our right-of-use assets and lease liabilities if they are reasonably certain to be exercised. Variable lease payments that are dependent on an index or a rate are initially measured using the index or rate at the commencement date and are included in the measurement of the lease liability. Variable lease payments that are not dependent on an index or a rate are excluded from the measurement of the lease liability and are recognized in profit and loss when incurred. Variable lease payments are defined as payments made for the right to use an asset that vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time.

Old National has lease agreements with lease and non-lease components, which are generally accounted for separately. For real estate leases, non-lease components and other non-components, such as common area maintenance charges, real estate taxes, and insurance are not included in the measurement of the lease liability since they are generally able to be segregated. For certain equipment leases, Old National accounts for the lease and non-lease components as a single lease component using the practical expedient available for that class of assets. Old National does not have any material sub-lease agreements.

The components of lease expense were as follows:

(dollars in thousands)	Affected Line Item in the Statement of Income	Years Ended December 31,		
		2023	2022	2021
Operating lease cost	Occupancy/Equipment expense	$ 31,175	$ 29,368	$ 12,336
Finance lease cost:				
Amortization of right-of-use assets	Occupancy expense	2,921	2,672	2,356
Interest on lease liabilities	Interest expense	722	415	431
Sub-lease income	Occupancy expense	(387)	(448)	(438)
Total		$ 34,431	$ 32,007	$ 14,685

Supplemental balance sheet information related to leases was as follows:

(dollars in thousands)	December 31,	
	2023	2022
Operating Leases		
Operating lease right-of-use assets	$ 185,506	$ 189,714
Operating lease liabilities	204,960	211,964
Finance Leases		
Premises and equipment, net	19,820	10,799
Other borrowings	20,955	13,469
Weighted-Average Remaining Lease Term (in Years)		
Operating leases	8.5	9.1
Finance leases	10.5	7.2
Weighted-Average Discount Rate		
Operating leases	3.04 %	2.88 %
Finance leases	3.90 %	3.30 %

Supplemental cash flow information related to leases was as follows:

(dollars in thousands)	Years Ended December 31,		
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 31,720	$ 30,340	$ 13,823
Operating cash flows from finance leases	722	415	431
Financing cash flows from finance leases	2,533	2,475	2,057

The following table presents a maturity analysis of the Company's lease liability by lease classification at December 31, 2023:

(dollars in thousands)	Operating Leases	Finance Leases
2024	$ 31,199	$ 3,357
2025	30,703	3,380
2026	29,972	2,154
2027	29,038	2,158
2028	25,392	2,056
Thereafter	87,940	12,752
Total undiscounted lease payments	234,244	25,857
Amounts representing interest	(29,284)	(4,902)
Lease liability	$ 204,960	$ 20,955

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the changes in the carrying amount of goodwill:

(dollars in thousands)	Years Ended December 31,		
	2023	2022	2021
Balance at beginning of period	$ 1,998,716	$ 1,036,994	$ 1,036,994
Acquisitions and adjustments	—	961,722	—
Balance at end of period	$ 1,998,716	$ 1,998,716	$ 1,036,994

During 2022, Old National recorded $961.7 million of goodwill associated with the First Midwest merger. See Note 2 to the consolidated financial statements for additional detail regarding this transaction.

Old National performed the required annual goodwill impairment test as of August 31, 2023 and there was no impairment. No events or circumstances since the August 31, 2023 annual impairment test were noted that would indicate it was more likely than not a goodwill impairment exists.

The gross carrying amounts and accumulated amortization of other intangible assets were as follows:

(dollars in thousands)	Gross Carrying Amount		Accumulated Amortization and Impairment		Net Carrying Amount
December 31, 2023					
Core deposit	$	143,511	$	(72,940) $	70,571
Customer trust relationships		52,621		(20,942)	31,679
Total intangible assets	$	196,132	$	(93,882) $	102,250
December 31, 2022					
Core deposit	$	170,642	$	(80,951) $	89,691
Customer trust relationships		56,243		(19,529)	36,714
Total intangible assets	$	226,885	$	(100,480) $	126,405

Other intangible assets consist of core deposit intangibles and customer relationship intangibles and are being amortized primarily on an accelerated basis over their estimated useful lives, generally over a period of 5 to 15 years. During 2022, Old National recorded $77.9 million of core deposit intangibles and $39.7 million of customer trust relationships intangible associated with the First Midwest merger.

Old National reviews other intangible assets for possible impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. No impairment charges were recorded in 2023, 2022, or 2021. Total amortization expense associated with intangible assets was $24.2 million in 2023, $25.9 million in 2022, and $11.3 million in 2021.

Estimated amortization expense for future years is as follows:

(dollars in thousands)		
2024	$	21,239
2025		18,358
2026		15,555
2027		12,867
2028		10,356
Thereafter		23,875
Total	$	102,250

NOTE 8 – LOAN SERVICING RIGHTS

Loan servicing rights are included in other assets on the balance sheet. At December 31, 2023, loan servicing rights derived from mortgage loans sold with servicing retained totaled $35.8 million, compared to $37.3 million at December 31, 2022. Loans serviced for others are not reported as assets. The principal balance of mortgage loans serviced for others totaled $4.3 billion at both December 31, 2023 and December 31, 2022. Custodial escrow balances maintained in connection with serviced loans totaled $27.0 million at both December 31, 2023 and December 31, 2022.

The following table summarizes the carrying values and activity related to loan servicing rights and the related valuation allowance:

| (dollars in thousands) | Years Ended December 31, | | | | | |
		2023		2022		2021
Balance at beginning of period	$	37,267	$	30,085	$	28,124
Additions [1]		3,657		13,080		11,759
Amortization		(5,135)		(5,898)		(9,798)
Balance before valuation allowance at end of period		35,789		37,267		30,085
Valuation allowance:						
Balance at beginning of period		—		(46)		(1,407)
(Additions)/recoveries		—		46		1,361
Balance at end of period		—		—		(46)
Loan servicing rights, net	$	35,789	$	37,267	$	30,039

(1) Additions in 2022 included loan servicing rights of $7.7 million acquired in the First Midwest merger on February 15, 2022.

At December 31, 2023, the fair value of servicing rights was $47.1 million, which was determined using a discount rate of 9% and a conditional prepayment rate of 10%. At December 31, 2022, the fair value of servicing rights was $48.4 million, which was determined using a discount rate of 9% and a conditional prepayment rate of 9%.

NOTE 9 – QUALIFIED AFFORDABLE HOUSING PROJECTS AND OTHER TAX CREDIT INVESTMENTS

Old National is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved qualified affordable housing, renewable energy, or other renovation or community revitalization projects. These investments are included in other assets on the balance sheet, with any unfunded commitments included with other liabilities. As of December 31, 2023, Old National expects to recover its remaining investments through the use of the tax credits that are generated by the investments.

The following table summarizes Old National's investments in qualified affordable housing projects and other tax credit investments:

| (dollars in thousands) | | December 31, 2023 | | December 31, 2022 | |
Investment	Accounting Method	Investment	Unfunded Commitment (1)	Investment	Unfunded Commitment
LIHTC	Proportional amortization	$ 114,991	$ 75,981	$ 84,428	$ 55,754
FHTC	Equity	34,220	27,421	19,316	9,588
NMTC	Consolidation	47,727	—	51,912	—
Renewable Energy	Equity	201	—	1,099	—
Total		$ 197,139	$ 103,402	$ 156,755	$ 65,342

(1) All commitments will be paid by Old National by December 31, 2027.

The following table summarizes the amortization expense and tax benefit recognized for Old National's qualified affordable housing projects and other tax credit investments:

(dollars in thousands)	Amortization Expense [1]		Tax Expense (Benefit) Recognized [2]
Year Ended December 31, 2023			
LIHTC	$	**9,343**	$	**(10,980)**
FHTC		**5,487**	**(6,186)**
NMTC		**8,982**	**(11,195)**
Renewable Energy		**898**	—
Total	$	**24,710**	$	**(28,361)**
Year Ended December 31, 2022			
LIHTC	$	4,974	$	(6,613)
FHTC		1,925	(2,227)
NMTC		8,197	(10,225)
Renewable Energy		839	—
Total	$	15,935	$	(19,065)
Year Ended December 31, 2021			
LIHTC	$	3,450	$	(4,543)
FHTC		2,557	(2,884)
NMTC		2,887	(3,625)
Renewable Energy		1,326	(562)
Total	$	10,220	$	(11,614)

(1) The amortization expense for the LIHTC investments is included in our income tax expense. The amortization expense for the FHTC, NMTC, and Renewable Energy tax credits is included in noninterest expense.
(2) All of the tax benefits recognized are included in our income tax expense. The tax benefit recognized for the FHTC, NMTC, and Renewable Energy investments primarily reflects the tax credits generated from the investments and excludes the net tax expense (benefit) and deferred tax liability of the investments' income (loss).

NOTE 10 – DEPOSITS

At December 31, 2023, the scheduled maturities of total time deposits were as follows:

(dollars in thousands)	
Due in 2024	$ 5,081,013
Due in 2025	376,189
Due in 2026	66,853
Due in 2027	33,864
Due in 2028	14,416
Thereafter	6,809
Total	$ 5,579,144

The aggregate amount of time deposits in denominations that met or exceeded the FDIC insurance limit of $250,000 totaled $1.5 billion at December 31, 2023 and $793.4 million at December 31, 2022.

NOTE 11 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured borrowings. Old National pledges investment securities to secure these borrowings. The following table presents securities sold under agreements to repurchase and related weighted-average interest rates for each of the years ended December 31:

(dollars in thousands)	2023	2022
Outstanding at year-end	$ 285,206	$ 432,804
Average amount outstanding	332,853	440,619
Maximum amount outstanding at any month-end	430,537	509,275
Weighted-average interest rate:		
During year	0.99 %	0.19 %
End of year	3.64	1.31

The following table presents the contractual maturity of our secured borrowings and class of collateral pledged:

	At December 31, 2023				
	Remaining Contractual Maturity of the Agreements				
(dollars in thousands)	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater Than 90 days	Total
Repurchase Agreements:					
U.S. Treasury and agency securities	$ 285,206	$ —	$ —	$ —	$ 285,206
Total	$ 285,206	$ —	$ —	$ —	$ 285,206

The fair value of securities pledged to secure repurchase agreements may decline. Old National has pledged securities valued at 115% of the gross outstanding balance of repurchase agreements at December 31, 2023 to manage this risk.

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

The following table summarizes Old National Bank's FHLB advances:

	December 31,	
(dollars in thousands)	2023	2022
FHLB advances (fixed rates 2.19% to 5.51% and variable rates 5.34% to 5.36%) maturing January 2024 to December 2043	$ 4,300,528	$ 3,850,677
Fair value hedge basis adjustments and unamortized prepayment fees	(19,847)	(21,659)
Total other borrowings	$ 4,280,681	$ 3,829,018

FHLB advances had weighted-average rates of 3.45% at December 31, 2023 and 3.15% at December 31, 2022. FHLB advances are collateralized by designated assets that may include qualifying commercial real estate loans, residential and multifamily mortgages, home equity loans, and certain investment securities.

At December 31, 2023, total unamortized prepayment fees related to all FHLB advance debt modifications completed in prior years totaled $14.2 million, compared to $20.2 million at December 31, 2022.

FORM 10-K

Contractual maturities of FHLB advances at December 31, 2023 were as follows:

(dollars in thousands)		
Due in 2024	$	125,243
Due in 2025		550,285
Due in 2026		100,000
Due in 2028		850,000
Thereafter		2,675,000
Fair value hedge basis adjustments and unamortized prepayment fees		(19,847)
Total	$	4,280,681

NOTE 13 – OTHER BORROWINGS

The following table summarizes Old National's other borrowings:

		December 31,		
(dollars in thousands)		2023		2022
Old National Bancorp:				
Senior unsecured notes (fixed rate 4.125%) maturing August 2024	$	175,000	$	175,000
Unamortized debt issuance costs related to senior unsecured notes		(91)		(247)
Subordinated debentures (fixed rate 5.875%) maturing September 2026		150,000		150,000
Junior subordinated debentures (rates of 6.95% to 9.22%) maturing July 2031 to September 2037		136,643		136,643
Other basis adjustments		18,207		23,363
Old National Bank:				
Finance lease liabilities		20,955		13,469
Subordinated debentures (3-month SOFR plus 4.618%; variable rate 10.01%) maturing October 2025		12,000		12,000
Leveraged loans for NMTC (fixed rates of 1.00% to 1.43%) maturing December 2046 to June 2060		154,284		143,187
Other [1]		97,872		89,588
Total other borrowings	$	764,870	$	743,003

(1)   Includes overnight borrowings to collateralize certain derivative positions totaling $97.6 million at December 31, 2023 and $88.0 million at December 31, 2022.

Contractual maturities of other borrowings at December 31, 2023 were as follows:

(dollars in thousands)		
Due in 2024	$	275,263
Due in 2025		14,740
Due in 2026		151,576
Due in 2027		1,636
Due in 2028		1,594
Thereafter		301,683
Unamortized debt issuance costs and other basis adjustments		18,378
Total	$	764,870

Junior Subordinated Debentures

Junior subordinated debentures related to trust preferred securities are classified in "other borrowings." Junior subordinated debentures qualify as Tier 2 capital for regulatory purposes, subject to certain limitations.

Through various mergers and acquisitions, Old National assumed junior subordinated debenture obligations related to various trusts that issued trust preferred securities. Old National guarantees the payment of distributions on the trust preferred securities issued by the trusts. Proceeds from the issuance of each of these securities were used to purchase junior subordinated debentures with the same financial terms as the securities issued by the trusts.

Old National, at any time, may redeem the junior subordinated debentures at par and, thereby cause a redemption of the trust preferred securities in whole or in part.

The following table summarizes the terms of our outstanding junior subordinated debentures as of December 31, 2023:

(dollars in thousands) Name of Trust	Issuance Date	Issuance Amount	Rate	Rate at December 31, 2023	Maturity Date
Bridgeview Statutory Trust I	July 2001	$ 15,464	3-month SOFR plus 3.58%	9.22 %	July 31, 2031
Bridgeview Capital Trust II	December 2002	15,464	3-month SOFR plus 3.35%	9.01 %	January 7, 2033
First Midwest Capital Trust I	November 2003	37,825	6.95% fixed	6.95 %	December 1, 2033
St. Joseph Capital Trust II	March 2005	5,155	3-month SOFR plus 1.75%	7.39 %	March 17, 2035
Northern States Statutory Trust I	September 2005	10,310	3-month SOFR plus 1.80%	7.45 %	September 15, 2035
Anchor Capital Trust III	August 2005	5,000	3-month SOFR plus 1.55%	7.14 %	September 30, 2035
Great Lakes Statutory Trust II	December 2005	6,186	3-month SOFR plus 1.40%	7.05 %	December 15, 2035
Home Federal Statutory Trust I	September 2006	15,464	3-month SOFR plus 1.65%	7.30 %	September 15, 2036
Monroe Bancorp Capital Trust I	July 2006	3,093	3-month SOFR plus 1.60%	7.26 %	October 7, 2036
Tower Capital Trust 3	December 2006	9,279	3-month SOFR plus 1.69%	7.33 %	March 1, 2037
Monroe Bancorp Statutory Trust II	March 2007	5,155	3-month SOFR plus 1.60%	7.25 %	June 15, 2037
Great Lakes Statutory Trust III	June 2007	8,248	3-month SOFR plus 1.70%	7.35 %	September 15, 2037
Total		$ 136,643			

Leveraged Loans

The leveraged loans are directly related to the NMTC structure. As part of the transaction structure, Old National has the right to sell its interest in the entity that received the leveraged loans at an agreed upon price to the leveraged lender at the end of the NMTC seven-year compliance period. See Note 9 to the consolidated financial statements for additional information on the Company's NMTC investments.

Finance Lease Liabilities

Old National has long-term finance lease liabilities for certain banking centers and equipment totaling $21.0 million at December 31, 2023. See Note 6 to the consolidated financial statements for a maturity analysis of the Company's finance lease liabilities.

NOTE 14 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes within each classification of AOCI, net of tax:

(dollars in thousands)	Unrealized Gains and Losses on Available-for-Sale Debt Securities	Unrealized Gains and Losses on Held-to-Maturity Securities	Gains and Losses on Hedges	Defined Benefit Pension Plans	Total
Year Ended December 31, 2023					
Balance at beginning of period	$ (642,346)	$ (112,664)	$ (31,549)	$ 137	$ (786,422)
Other comprehensive income (loss) before reclassifications	(14,817)	1,325	51,871	—	38,379
Amounts reclassified from AOCI to income [1]	4,645	15,867	(11,141)	(137)	9,234
Balance at end of period	$ (652,518)	$ (95,472)	$ 9,181	$ —	$ (738,809)
Year Ended December 31, 2022					
Balance at beginning of period	$ (2,950)	$ —	$ 543	$ 32	$ (2,375)
Other comprehensive income (loss) before reclassifications	(639,463)	(125,229)	(34,043)	—	(798,735)
Amounts reclassified from AOCI to income [1]	67	12,565	1,951	105	14,688
Balance at end of period	$ (642,346)	$ (112,664)	$ (31,549)	$ 137	$ (786,422)
Year Ended December 31, 2021					
Balance at beginning of period	$ 145,335	$ —	$ 2,584	$ (148)	$ 147,771
Other comprehensive income (loss) before reclassifications	(144,948)	—	1,433	—	(143,515)
Amounts reclassified from AOCI to income [1]	(3,337)	—	(3,474)	180	(6,631)
Balance at end of period	$ (2,950)	$ —	$ 543	$ 32	$ (2,375)

(1) See table below for details about reclassifications to income.

The following table summarizes the significant amounts reclassified out of each component of AOCI:

(dollars in thousands)	Years Ended December 31,			
	2023	2022	2021	
Details about AOCI Components	Amount Reclassified from AOCI			**Affected Line Item in the Statement of Income**
Unrealized gains and losses on available-for-sale debt securities	$ (6,265)	$ (88)	$ 4,327	Debt securities gains (losses), net
	1,620	21	(990)	Income tax (expense) benefit
	$ (4,645)	$ (67)	$ 3,337	Net income
Amortization of unrealized losses on held-to-maturity securities transferred from available-for-sale	$ (21,239)	$ (16,612)	$ —	Interest income (expense)
	5,372	4,047	—	Income tax (expense) benefit
	$ (15,867)	$ (12,565)	$ —	Net income
Gains and losses on hedges Interest rate contracts	$ 15,067	$ (2,587)	$ 4,605	Interest income (expense)
	(3,926)	636	(1,131)	Income tax (expense) benefit
	$ 11,141	$ (1,951)	$ 3,474	Net income
Amortization of defined benefit pension items				
Actuarial gains (losses)	$ 182	$ (139)	$ (239)	Salaries and employee benefits
	(45)	34	59	Income tax (expense) benefit
	$ 137	$ (105)	$ (180)	Net income
Total reclassifications for the period	$ (9,234)	$ (14,688)	$ 6,631	Net income

NOTE 15 – INCOME TAXES

Following is a summary of the major items comprising the differences in taxes from continuing operations computed at the federal statutory rate and as recorded in the consolidated statement of income:

(dollars in thousands)		Years Ended December 31,				
		2023		2022		2021
Provision at statutory rate of 21%	$	157,774	$	114,394	$	71,161
Tax-exempt income:						
Tax-exempt interest		(18,582)		(14,588)		(11,066)
Section 291/265 interest disallowance		2,392		363		114
Company-owned life insurance income		(3,125)		(2,891)		(2,138)
Tax-exempt income		(19,315)		(17,116)		(13,090)
State income taxes		31,164		20,837		9,308
Tax credit investments - federal		(12,190)		(9,140)		(5,212)
Officer compensation limitation		4,685		5,903		564
Non-deductible FDIC premiums		7,912		3,805		438
Other, net		(720)		(2,237)		(1,845)
Income tax expense	$	169,310	$	116,446	$	61,324
Effective tax rate		22.5 %		21.4 %		18.1 %

The provision for income taxes consisted of the following components:

(dollars in thousands)		Years Ended December 31,				
		2023		2022		2021
Current expense:						
Federal	$	121,428	$	106,918	$	31,943
State		37,331		32,898		8,461
Deferred expense:						
Federal		7,941		(16,216)		17,514
State		2,610		(7,154)		3,406
Deferred income tax expense		10,551		(23,370)		20,920
Income tax expense	$	169,310	$	116,446	$	61,324

Net Deferred Tax Assets

Net deferred tax assets are included in other assets on the balance sheet. Significant components of net deferred tax assets (liabilities) were as follows:

(dollars in thousands)	December 31, 2023	December 31, 2022
Deferred Tax Assets		
Unrealized losses on available-for-sale investment securities	$ 217,018	$ 202,101
Allowance for credit losses on loans, net of recapture	86,224	85,619
Operating lease liabilities	57,996	58,288
Unrealized losses on held-to-maturity investment securities	32,150	36,197
Acquired loans	32,011	40,723
Benefit plan accruals	31,679	38,038
Purchase accounting	22,473	20,063
Net operating loss carryforwards	21,004	25,135
FDIC deductible premiums	4,891	—
Unrealized losses on hedges	—	10,277
Other, net	4,860	4,962
Total deferred tax assets	510,306	521,403
Deferred Tax Liabilities		
Operating lease right-of-use assets	(52,710)	(51,845)
Premises and equipment	(12,141)	(14,844)
Loan servicing rights	(9,188)	(9,636)
Prepaid expenses	(3,856)	(2,774)
Unrealized gains on hedges	(3,202)	—
Deferred loan origination fees	(2,361)	(3,566)
Other, net	(3,588)	(2,983)
Total deferred tax liabilities	(87,046)	(85,648)
Net deferred tax assets	$ 423,260	$ 435,755

The Company's retained earnings at December 31, 2023 included an appropriation for acquired thrifts' tax bad debt allowances totaling $58.6 million for which no provision for federal or state income taxes has been made. If in the future, this portion of retained earnings were distributed as a result of the liquidation of the Company or its subsidiaries, federal and state income taxes would be imposed at the then applicable rates.

No valuation allowance was required on the Company's deferred tax assets at December 31, 2023 or 2022. Old National has federal net operating loss carryforwards totaling $63.6 million at December 31, 2023 and $81.5 million at December 31, 2022. This federal net operating loss was acquired from the acquisition of Anchor BanCorp Wisconsin Inc. in 2016 and First Midwest in 2022. If not used, the federal net operating loss carryforwards will begin expiring in 2030 and later. Old National has recorded state net operating loss carryforwards totaling $116.9 million at December 31, 2023 and $124.4 million at December 31, 2022. If not used, the state net operating loss carryforwards will expire from 2027 to 2036.

The federal and recorded state net operating loss carryforwards are subject to an annual limitation under Internal Revenue Code section 382. Old National believes that all of the federal and recorded state net operating loss carryforwards will be used prior to expiration.

Unrecognized Tax Benefits

Old National has unrecognized tax benefits due to the merger with First Midwest. The following table presents the changes in the carrying amount of unrecognized tax benefits:

	Years Ended December 31,		
(dollars in thousands)	2023	2022	2021
Balance at beginning of period	$ 11,007	$ —	$ —
Additions for acquired uncertain tax positions	—	14,897	—
Additions based on tax positions related to prior years	60	—	—
Reductions for tax positions relating to prior years	—	(2,751)	—
Reductions due to statute of limitations expiring	(1,112)	(1,139)	—
Balance at end of period	$ 9,955	$ 11,007	$ —

If recognized, approximately $8.0 million of unrecognized tax benefits, net of interest, would favorably affect the effective income tax rate in future periods. Old National expects the $8.0 million of unrecognized tax benefits to be reduced to $5.6 million in the next twelve months.

It is our policy to recognize interest and penalties accrued relative to unrecognized tax benefits in their respective federal or state income tax accounts. Interest and penalties recorded and accrued in 2023 and 2022 were immaterial.

Old National and its subsidiaries file a consolidated U.S. federal income tax return, as well as filing various state returns. The 2020 through 2023 tax years are open and subject to examination.

NOTE 16 – SHARE-BASED COMPENSATION AND OTHER EMPLOYEE BENEFIT PLANS

Our Amended and Restated 2008 Incentive Compensation Plan (the "ICP"), which was approved by shareholders, permits the grant of share-based awards to our employees. At December 31, 2023, 7.6 million shares were available for issuance. The granting of awards to key employees is typically in the form of restricted stock awards or units. We believe that such awards better align the interests of our employees with those of our shareholders. Total compensation cost included in salaries and employee benefits for the ICP was $27.9 million in 2023, $28.7 million in 2022, and $7.5 million in 2021. The total income tax benefit was $6.9 million in 2023, $7.1 million in 2022, and $1.8 million in 2021.

Restricted Stock Awards

Restricted stock awards require certain service requirements and shares generally vest, depending on the award terms, annually over a three-year period, cliff vest in three years from the grant date, or vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date. Compensation expense is recognized on a straight-line basis over the vesting period. Shares are subject to certain restrictions and risk of forfeiture by the participants.

A summary of changes in our unvested shares follows:

	Years Ended December 31,			
	2023		2022	
(shares in thousands)	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Unvested balance at beginning of period	1,869	$17.76	554	$16.16
Granted during the year	1,042	15.43	1,916	18.12
Vested during the year	(924)	17.80	(453)	17.29
Forfeited during the year	(55)	16.84	(148)	17.88
Unvested balance at end of period	1,932	$16.51	1,869	$17.76

As of December 31, 2023, there was $18.1 million of total unrecognized compensation cost related to unvested restricted stock awards. The cost is expected to be recognized over a weighted-average period of 1.9 years. The total fair value of the shares vested was $15.1 million in 2023, $7.9 million in 2022, and $4.3 million in 2021.

Performance-Based Restricted Stock Units

Restricted stock units require certain performance goals to be achieved and shares vest at the end of a 36 month period based on the achievement of certain targets. Compensation expense is recognized on a straight-line basis over the performance period of the award. For certain awards, the level of performance could increase or decrease the number of shares earned. Shares are subject to certain restrictions and risk of forfeiture by the participants.

A summary of changes in our unvested shares follows:

| | Years Ended December 31, | | | |
| | 2023 | | 2022 | |
(shares in thousands)	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Unvested balance at beginning of period	2,081	$17.23	886	$14.80
Granted during the year	355	18.01	1,935	17.66
Vested during the year	(1,286)	16.29	(720)	15.41
Forfeited during the year	(8)	17.82	(73)	16.73
Dividend equivalents adjustment	35	17.21	53	16.82
Unvested balance at end of period	1,177	$17.50	2,081	$17.23

As of December 31, 2023, there was $6.2 million of total unrecognized compensation cost related to unvested restricted stock units. The cost is expected to be recognized over a weighted-average period of 1.7 years.

Stock Options and Appreciation Rights

Old National has not granted stock options since 2009. However, Old National did acquire stock options and stock appreciation rights through its prior acquisitions. Old National recorded no incremental expense associated with the conversion of these options and stock appreciation rights.

As of December 31, 2023, all options were fully vested, and all compensation costs had been expensed. At December 31, 2023, no stock appreciation rights were outstanding as the remaining awards were exercised during 2023.

Information related to stock option and appreciation rights follows:

| | Year Ended December 31, | | |
(dollars in thousands)	2023	2022	2021
Intrinsic value of options/appreciation rights exercised	$ 70	$ 331	$ 171
Tax benefit realized from options/appreciation rights exercises	28	132	68

Non-employee Director Stock Compensation

Compensation paid to Old National's non-employee directors includes a stock component. Compensation shares are earned annually. Any shares awarded to directors are anticipated to be issued from the ICP. In 2023, 41 thousand shares were issued to directors, compared to 19 thousand shares in 2022, and 25 thousand shares in 2021.

Employee Stock Ownership Plan

The Employee Stock Ownership and Savings Plan (the "401(k) Plan") allows employees to make pre-tax and Roth 401(k) contributions. Subject to the conditions and limitations of the 401(k) Plan, new employees are automatically enrolled in the 401(k) Plan with an automatic deferral of 5% of eligible compensation, unless participation is changed or declined. All active participants receive a Company match of 100% of the first 5% contributed into the 401(k) Plan. In addition to matching contributions, Old National may make discretionary contributions to the 401(k) Plan in the form of Old National stock or cash. There were no designated discretionary profit sharing contributions in 2023, 2022, or 2021. All contributions vest immediately, and plan participants may elect to redirect funds among any of the investment options provided under the 401(k) Plan. The number of Old National shares in the 401(k) Plan were 1.1 million at December 31, 2023 and 1.2 million at December 31, 2022. All shares owned through the 401(k)

Plan are included in the calculation of weighted-average shares outstanding for purposes of calculating diluted and basic earnings per share. Contribution expense under the 401(k) Plan was $20.3 million in 2023, $17.9 million in 2022, and $9.8 million in 2021.

NOTE 17 – SHAREHOLDERS' EQUITY

Stock Purchase and Dividend Reinvestment Plan

Old National has a stock purchase and dividend reinvestment plan under which common shares issued may be either repurchased shares or authorized and previously unissued shares. A new plan became effective on August 12, 2021, with total authorized and unissued common shares reserved for issuance of 3.3 million. At December 31, 2023, 3.3 million authorized and unissued common shares were available for issuance under the plan.

Employee Stock Purchase Plan

Old National has an employee stock purchase plan under which eligible employees can purchase common shares at a discount to the market price. Currently, the discount under the plan is set at 5% of the fair value of the common shares on the purchase date (i.e., at a purchase price of 95%). No participant may purchase common shares with a fair value in excess of $25,000 in any calendar year. In 2023, 75,000 shares were issued related to this plan with proceeds of approximately $1.1 million. In 2022, 52,000 shares were issued related to this plan with proceeds of approximately $0.8 million.

Share Repurchase Program

In the first quarter of 2023, the Board of Directors approved a stock repurchase program that authorized the Company to repurchase up to $200 million of the Company's outstanding shares of Common Stock, as conditions warrant, through February 29, 2024. During 2023, 1.8 million common shares were repurchased under the plan, which reduced equity by $29.5 million. On February 21, 2024, the Board of Directors approved a new stock repurchase program, under which the Company is authorized to repurchase up to $200 million of its outstanding common stock through February 28, 2025. This new stock repurchase program replaces the prior $200 million program, which was scheduled to expire February 29, 2024.

Net Income per Common Share

Basic and diluted net income per common share are calculated using the two-class method. Net income applicable to common shares is divided by the weighted-average number of common shares outstanding during the period. Adjustments to the weighted-average number of common shares outstanding are made only when such adjustments will dilute net income per common share. Net income applicable to common shares is then divided by the weighted-average number of common shares and common share equivalents during the period.

The following table presents the calculation of basic and diluted net income per common share:

(dollars and shares in thousands, except per share data)	Years Ended December 31,		
	2023	2022	2021
Net income	$ 581,992	$ 428,287	$ 277,538
Preferred dividends	(16,135)	(14,118)	—
Net income applicable to common shares	$ 565,857	$ 414,169	$ 277,538
Weighted average common shares outstanding:			
Weighted average common shares outstanding (basic)	290,748	275,179	165,178
Effect of dilutive securities:			
Restricted stock	1,107	1,502	729
Stock appreciation rights	—	7	22
Weighted average diluted shares outstanding	291,855	276,688	165,929
Basic Net Income Per Common Share	$ 1.95	$ 1.51	$ 1.68
Diluted Net Income Per Common Share	$ 1.94	$ 1.50	$ 1.67

NOTE 18 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

- Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

- Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Old National used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment securities and equity securities: The fair values for investment securities and equity securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using swap and SOFR curves plus spreads that adjust for loss severities, volatility, credit risk, and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Loans held-for-sale: The fair value of loans held-for-sale is determined using quoted prices for a similar asset, adjusted for specific attributes of that loan (Level 2).

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotes developed using observable inputs as of the valuation date (Level 2).

Recurring Basis

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which we have elected the fair value option, are summarized below:

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2023 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Equity securities	$ 80,372	$ 80,372	$ —	$ —
Investment securities available-for-sale:				
U.S. Treasury	396,733	396,733	—	—
U.S. government-sponsored entities and agencies	1,231,264	—	1,231,264	—
Mortgage-backed securities - Agency	4,216,560	—	4,216,560	—
States and political subdivisions	535,260	—	535,260	—
Pooled trust preferred securities	11,337	—	11,337	—
Other securities	321,901	—	321,901	—
Loans held-for-sale	32,006	—	32,006	—
Derivative assets	166,302	—	166,302	—
Financial Liabilities				
Derivative liabilities	268,916	—	268,916	—

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2022 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Equity securities	$ 52,507	$ 52,507	$ —	$ —
Investment securities available-for-sale:				
U.S. Treasury	200,927	200,927	—	—
U.S. government-sponsored entities and agencies	1,175,080	—	1,175,080	—
Mortgage-backed securities - Agency	4,369,902	—	4,369,902	—
States and political subdivisions	663,852	—	663,852	—
Pooled trust preferred securities	10,811	—	10,811	—
Other securities	353,140	—	353,140	—
Loans held-for-sale	11,926	—	11,926	—
Derivative assets	169,001	—	169,001	—
Financial Liabilities				
Derivative liabilities	380,704	—	380,704	—

Non-Recurring Basis

Assets measured at fair value on a non-recurring basis at December 31, 2023 are summarized below:

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2023 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral Dependent Loans:				
Commercial loans	$ 11,017	$ —	$ —	$ 11,017
Commercial real estate loans	95,457	—	—	95,457
Foreclosed Assets:				
Commercial real estate	1,669	—	—	1,669

Commercial and commercial real estate loans that are deemed collateral dependent are valued using the discounted cash flows. The liquidation amounts are based on the fair value of the underlying collateral using the most recently available appraisals with certain adjustments made based on the type of property, age of appraisal, current status of the property, and other related factors to estimate the current value of the collateral. These commercial and commercial real estate loans had a principal amount of $134.3 million, with a valuation allowance of $27.9 million at December 31, 2023. Old National recorded provision expense associated with commercial and commercial real estate loans that were deemed collateral dependent totaling $20.5 million in 2023.

Other real estate owned and other repossessed property is measured at fair value less costs to sell on a non-recurring basis. Old National did not have any other real estate owned or repossessed property measured at fair value on a non-recurring basis at December 31, 2023. There were write-downs of other real estate owned of $0.1 million in 2023.

Assets measured at fair value on a non-recurring basis at December 31, 2022 are summarized below:

| (dollars in thousands) | Carrying Value | Fair Value Measurements at December 31, 2022 Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral Dependent Loans:				
Commercial loans	$ 22,562	$ —	$ —	$ 22,562
Commercial real estate loans	48,026	—	—	48,026

At December 31, 2022, commercial and commercial real estate loans that were deemed collateral dependent had a principal amount of $92.0 million, with a valuation allowance of $21.5 million. Old National recorded provision expense associated with these loans totaling $20.3 million in 2022.

Old National did not have any other real estate owned or repossessed property measured at fair value on a non-recurring basis at December 31, 2022. There were write-downs of other real estate owned of $0.6 million in 2022.

The table below provides quantitative information about significant unobservable inputs used in fair value measurements within Level 3 of the fair value hierarchy:

(dollars in thousands)	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)[1]
December 31, 2023				
Collateral Dependent Loans				
Commercial loans	$ 11,017	Discounted cash flow	Discount for type of property, age of appraisal, and current status	5% - 37% (27%)
Commercial real estate loans	95,457	Discounted cash flow	Discount for type of property, age of appraisal, and current status	2% - 38% (16%)
Foreclosed Assets				
Commercial real estate (1)	1,669	Fair value of collateral	Discount for type of property, age of appraisal, and current status	4% - 8% (4%)
December 31, 2022				
Collateral Dependent Loans				
Commercial loans	$ 22,562	Discounted cash flow	Discount for type of property, age of appraisal, and current status	10% - 47% (28%)
Commercial real estate loans	48,026	Discounted cash flow	Discount for type of property, age of appraisal, and current status	1% - 26% (11%)

(1) Unobservable inputs were weighted by the relative fair value of the instruments.

Fair Value Option

Old National may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in net income. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made.

Loans Held-For-Sale

Old National has elected the fair value option for loans held-for-sale. For these loans, interest income is recorded in the consolidated statements of income based on the contractual amount of interest income earned on the financial assets (except any that are on nonaccrual status). None of these loans are 90 days or more past due, nor are any on nonaccrual status. Included in the income statement is interest income for loans held-for-sale totaling $1.2 million in 2023, $1.8 million in 2022, and $1.5 million in 2021.

Newly originated conforming fixed-rate and adjustable-rate first mortgage loans are intended for sale and are hedged with derivative instruments. Old National has elected the fair value option to mitigate accounting mismatches in cases where hedge accounting is complex and to achieve operational simplification. The fair value option was not elected for loans held for investment.

The difference between the aggregate fair value and the aggregate remaining principal balance for loans for which the fair value option has been elected was as follows:

(dollars in thousands)	Aggregate Fair Value	Difference	Contractual Principal
December 31, 2023			
Loans held-for-sale	$ 32,006	$ 621	$ 31,385
December 31, 2022			
Loans held-for-sale	$ 11,926	$ 221	$ 11,705

Accrued interest at period end is included in the fair value of the instruments.

The following table presents the amount of gains and losses from fair value changes included in income before income taxes for financial assets carried at fair value:

(dollars in thousands)	Other Gains and (Losses)	Interest Income	Interest (Expense)	Total Changes in Fair Values Included in Current Period Earnings
Year Ended December 31, 2023				
Loans held-for-sale	$ 402	$ 12	$ (14)	$ 400
Year Ended December 31, 2022				
Loans held-for-sale	$ (1,127)	$ 10	$ (4)	$ (1,121)

Financial Instruments Not Carried at Fair Value

The carrying amounts and estimated fair values of financial instruments not carried at fair value were as follows:

		Fair Value Measurements at December 31, 2023 Using		
(dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Cash, due from banks, money market, and other interest-earning investments	$ 1,175,058	$ 1,175,058	$ —	$ —
Investment securities held-to-maturity:				
U.S. government-sponsored entities and agencies	825,953	—	671,126	—
Mortgage-backed securities - Agency	1,029,131	—	881,994	—
State and political subdivisions	1,158,409	—	1,048,068	—
Loans, net:				
Commercial	9,392,267	—	—	9,258,193
Commercial real estate	13,984,273	—	—	13,640,868
Residential real estate	6,678,606	—	—	5,579,999
Consumer	2,629,171	—	—	2,555,121
Accrued interest receivable	225,159	859	54,465	169,835
Financial Liabilities				
Deposits:				
Noninterest-bearing demand deposits	$ 9,664,247	$ 9,664,247	$ —	$ —
Checking, NOW, savings, and money market interest-bearing deposits	21,991,789	21,991,789	—	—
Time deposits	5,579,144	—	5,552,538	—
Federal funds purchased and interbank borrowings	390	390	—	—
Securities sold under agreements to repurchase	285,206	285,206	—	—
FHLB advances	4,280,681	—	4,090,954	—
Other borrowings	764,870	—	755,592	—
Accrued interest payable	57,094	—	57,094	—
Standby letters of credit	1,318	—	—	1,318
Off-Balance Sheet Financial Instruments				
Commitments to extend credit	$ —	$ —	$ —	$ 3,839

FORM 10-K

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2022 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Cash, due from banks, money market, and other interest-earning investments	$ 728,412	$ 728,412	$ —	$ —
Investment securities held-to-maturity:				
U.S. government-sponsored entities and agencies	819,168	—	656,358	—
Mortgage-backed securities - Agency	1,106,817	—	982,963	—
State and political subdivisions	1,163,162	—	1,004,361	—
Loans, net:				
Commercial	9,386,862	—	—	9,066,583
Commercial real estate	12,317,825	—	—	11,867,851
Residential real estate	6,438,525	—	—	5,372,491
Consumer	2,676,758	—	—	2,557,115
Accrued interest receivable	190,521	758	52,081	137,682
Financial Liabilities				
Deposits:				
Noninterest-bearing demand deposits	$ 11,930,798	$ 11,930,798	$ —	$ —
Checking, NOW, savings, and money market interest-bearing deposits	20,056,252	20,056,252	—	—
Time deposits	3,013,780	—	2,976,389	—
Federal funds purchased and interbank borrowings	581,489	581,489	—	—
Securities sold under agreements to repurchase	432,804	432,804	—	—
FHLB advances	3,829,018	—	3,739,780	—
Other borrowings	743,003	—	703,156	—
Accrued interest payable	19,547	—	19,547	—
Standby letters of credit	755	—	—	755
Off-Balance Sheet Financial Instruments				
Commitments to extend credit	$ —	$ —	$ —	$ 3,666

The methods utilized to measure the fair value of financial instruments at December 31, 2023 and 2022 represent an approximation of exit price, however, an actual exit price may differ.

NOTE 19 – DERIVATIVE FINANCIAL INSTRUMENTS

As part of our overall interest rate risk management, Old National uses derivative instruments, including interest rate swaps, collars, caps, and floors. The notional amount does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual agreements. Derivative instruments are recognized on the balance sheet at their fair value and are not reported on a net basis.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. Old National's exposure is limited to the termination value of the contracts rather than the notional, principal, or contract amounts. There are provisions in our agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. In addition, we minimize credit risk through credit approvals, limits, and monitoring procedures.

Derivatives Designated as Hedges

Subsequent changes in fair value for a hedging instrument that has been designated and qualifies as part of a hedging relationship are accounted for in the following manner:

Cash flow hedges: changes in fair value are recognized as a component in other comprehensive income (loss).
Fair value hedges: changes in fair value are recognized concurrently in earnings.

As long as a hedging instrument is designated and the results of the effectiveness testing support that the instrument qualifies for hedge accounting treatment, 100% of the periodic changes in fair value of the hedging instrument are accounted for as outlined above. This is the case whether or not economic mismatches exist in the hedging relationship. As a result, there is no periodic measurement or recognition of ineffectiveness. Rather, the full impact of hedge gains and losses is recognized in the period in which the hedged transactions impact earnings.

The change in fair value of the hedging instrument that is included in the assessment of hedge effectiveness is presented in the same income statement line item that is used to present the earnings effect of the hedged item.

Cash Flow Hedges

Interest rate swaps of certain borrowings were designated as cash flow hedges totaling $150.0 million notional amount at both December 31, 2023 and December 31, 2022. Interest rate collars and floors related to variable-rate commercial loan pools were designated as cash flow hedges totaling $1.6 billion notional amount at December 31, 2023 and $1.9 billion notional amount at December 31, 2022. The hedges were determined to be effective during all periods presented and we expect them to remain effective during the remaining terms.

Old National has designated its interest rate collars as cash flow hedges. The structure of these instruments is such that Old National pays the counterparty an incremental amount if the collar index exceeds the cap rate. Conversely, Old National receives an incremental amount if the index falls below the floor rate. No payments are required if the collar index falls between the cap and floor rates.

Old National has designated its interest rate floor transactions as cash flow hedges. The structure of these instruments is such that Old National receives an incremental amount if the index falls below the floor strike rate. No payments are required if the index remains above the floor strike rate.

Fair Value Hedges

Interest rate swaps of certain borrowings were designated as fair value hedges totaling $900.0 million notional amount at December 31, 2023 and $300.0 million notional amount at December 31, 2022. Interest rate swaps of certain available-for-sale investment securities were designated as fair value hedges totaling $998.1 million notional amount at December 31, 2023 and $910.0 million notional amount at December 31, 2022. The hedges were determined to be effective during all periods presented and we expect them to remain effective during the remaining terms.

The following table summarizes Old National's derivatives designated as hedges:

| | December 31, 2023 | | | December 31, 2022 | | |
| | | Fair Value | | | Fair Value | |
(dollars in thousands)	Notional	Assets [1]	Liabilities [2]	Notional	Assets [1]	Liabilities [2]
Cash flow hedges:						
Interest rate collars and floors on loan pools	$ 1,600,000	$ 10,472	$ 6,014	$ 1,900,000	$ 11,764	$ 47,859
Interest rate swaps on borrowings [3]	150,000	—	—	150,000	—	—
Fair value hedges:						
Interest rate swaps on investment securities [3]	998,107	—	—	909,957	—	—
Interest rate swaps on borrowings [3]	900,000	—	—	300,000	—	—
Total		$ 10,472	$ 6,014		$ 11,764	$ 47,859

(1) Derivative assets are included in other assets on the balance sheet.
(2) Derivative liabilities are included in other liabilities on the balance sheet.
(3) The fair values of certain counterparty interest rate swaps are zero due to the settlement of centrally cleared variation margin rules.

The effect of derivative instruments in fair value hedging relationships on the consolidated statements of income were as follows:

(dollars in thousands) Derivatives in Fair Value Hedging Relationships	Location of Gain or (Loss) Recognized in Income on Derivative	Gain (Loss) Recognized in Income on Derivative	Hedged Items in Fair Value Hedging Relationships	Location of Gain or (Loss) Recognized in in Income on Related Hedged Item	Gain (Loss) Recognized in Income on Related Hedged Items
Year Ended December 31, 2023					
Interest rate contracts	Interest income/(expense)	**$ (1,769)**	Fixed-rate debt	Interest income/(expense)	**$ 1,684**
Interest rate contracts	Interest income/(expense)	**(52,625)**	Fixed-rate investment securities	Interest income/(expense)	**52,148**
Total		**$ (54,394)**			**$ 53,832**
Year Ended December 31, 2022					
Interest rate contracts	Interest income/(expense)	$ (6,245)	Fixed-rate debt	Interest income/(expense)	$ 6,585
Interest rate contracts	Interest income/(expense)	157,741	Fixed-rate investment securities	Interest income/(expense)	(158,431)
Total		$ 151,496			$ (151,846)
Year Ended December 31, 2021					
Interest rate contracts	Interest income/(expense)	$ (6,413)	Fixed-rate debt	Interest income/(expense)	$ 6,296
Interest rate contracts	Interest income/(expense)	(4,656)	Fixed-rate investment securities	Interest income/(expense)	4,954
Total		$ (11,069)			$ 11,250

The effect of derivative instruments in cash flow hedging relationships on the consolidated statements of income were as follows:

		Years Ended December 31,			Years Ended December 31,		
		2023	2022	2021	2023	2022	2021
Derivatives in Cash Flow Hedging Relationships	Location of Gain or (Loss) Reclassified from AOCI into Income	Gain (Loss) Recognized in Other Comprehensive Income on Derivative			Gain (Loss) Reclassified from AOCI into Income		
Interest rate contracts	Interest income/(expense)	**$ 28,029**	$ (45,132)	$ 1,898	**$ 11,621**	$ (2,587)	$ 4,605

Amounts reported in AOCI related to cash flow hedges will be reclassified to interest income or interest expense as interest payments are received or paid on Old National's derivative instruments. During the next 12 months, we estimate that $6.1 million will be reclassified to interest income and $20.6 million will be reclassified to interest expense.

Derivatives Not Designated as Hedges

Commitments to fund certain mortgage loans (interest rate lock commitments) and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. These derivative contracts do not qualify for hedge accounting. At December 31, 2023, the notional amounts of the interest rate lock commitments were $25.2 million and forward commitments were $39.5 million. At December 31, 2022, the notional amounts of the interest rate lock commitments were $21.4 million and forward commitments were $30.3 million. It is our practice to enter into forward commitments for the future delivery of residential mortgage loans to third party investors when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from our commitment to fund the loans.

Old National also enters into derivative instruments for the benefit of its clients. The notional amounts of these customer derivative instruments and the offsetting counterparty derivative instruments were $6.0 billion at December 31, 2023 and $5.2 billion at December 31, 2022. These derivative contracts do not qualify for hedge accounting. These instruments include interest rate swaps, caps, and collars. Commonly, Old National will

economically hedge significant exposures related to these derivative contracts entered into for the benefit of clients by entering into offsetting contracts with approved, reputable, independent counterparties with substantially matching terms.

Old National enters into derivative financial instruments as part of its foreign currency risk management strategies. These derivative instruments consist of foreign currency forward contracts to accommodate the business needs of its clients. Old National does not designate these foreign currency forward contracts for hedge accounting treatment.

The following table summarizes Old National's derivatives not designated as hedges:

| | December 31, 2023 | | | December 31, 2022 | | |
| | | Fair Value | | | Fair Value | |
(dollars in thousands)	Notional	Assets [1]	Liabilities [2]	Notional	Assets [1]	Liabilities [2]
Interest rate lock commitments	$ 25,151	$ 291	$ —	$ 21,401	$ 93	$ —
Forward mortgage loan contracts	39,529	—	566	30,330	32	—
Customer interest rate swaps	5,954,216	33,182	228,750	5,220,363	5,676	326,924
Counterparty interest rate swaps [3]	5,954,216	121,969	33,346	5,220,363	151,111	5,711
Customer foreign currency forward contracts	12,455	320	59	8,341	253	42
Counterparty foreign currency forward contracts	12,308	68	181	8,297	72	168
Total		$ 155,830	$ 262,902		$ 157,237	$ 332,845

(1) Derivative assets are included in other assets on the balance sheet.
(2) Derivative liabilities are included in other liabilities on the balance sheet.
(3) The fair values of certain counterparty interest rate swaps are zero due to the settlement of centrally-cleared variation margin rules.

The effect of derivatives not designated as hedging instruments on the consolidated statements of income were as follows:

| | | Years Ended December 31, | | |
(dollars in thousands)		2023	2022	2021
Derivatives Not Designated as Hedging Instruments	**Location of Gain or (Loss) Recognized in Income on Derivative**	**Gain (Loss) Recognized in Income on Derivative**		
Interest rate contracts [1]	Other income/(expense)	$ 457	$ 883	$ 279
Mortgage contracts	Mortgage banking revenue	(401)	(2,468)	(4,446)
Foreign currency contracts	Other income/(expense)	(45)	98	(104)
Total		$ 11	$ (1,487)	$ (4,271)

(1) Includes the valuation differences between the customer and offsetting swaps.

Fair Value of Offsetting Derivatives

Certain derivative instruments are subject to master netting agreements with counterparties that provide rights of setoff. The Company records these transactions at their gross fair values and does not offset derivative assets and liabilities in the Consolidated Balance Sheet. The following table presents the fair value of the Company's derivatives and offsetting positions:

| | December 31, | | | |
| | 2023 | | 2022 | |
(dollars in thousands)	Assets	Liabilities	Assets	Liabilities
Gross amounts recognized	$ 166,302	$ 268,916	$ 169,001	$ 380,704
Less: amounts offset in the Consolidated Balance Sheet	—	—	—	—
Net amount presented in the Consolidated Balance Sheet	166,302	268,916	169,001	380,704
Gross amounts not offset in the Consolidated Balance Sheet				
Offsetting derivative positions	(39,360)	(39,360)	(54,054)	(54,054)
Cash collateral pledged	—	(97,840)	(418)	(88,860)
Net credit exposure	$ 126,942	$ 131,716	$ 114,529	$ 237,790

NOTE 20 – COMMITMENTS, CONTINGENCIES, AND FINANCIAL GUARANTEES

Litigation

At December 31, 2023, there were certain legal proceedings pending against the Company and its subsidiaries in the ordinary course of business. While the outcome of any legal proceeding is inherently uncertain, based on information currently available, the Company's management does not expect that any potential liabilities arising from pending legal matters will have a material adverse effect on the Company's business, financial position, or results of operations.

Credit-Related Financial Instruments

Old National holds instruments, in the normal course of business with clients, that are considered financial guarantees and are recorded at fair value. Standby letters of credit guarantees are issued in connection with agreements made by clients to counterparties. Standby letters of credit are contingent upon failure of the client to perform the terms of the underlying contract. Credit risk associated with standby letters of credit is essentially the same as that associated with extending loans to clients and is subject to normal credit policies. The term of these standby letters of credit is typically one year or less. These commitments are not recorded in the consolidated financial statements.

The following table summarizes Old National Bank's unfunded loan commitments and standby letters of credit:

| (dollars in thousands) | December 31, | |
	2023	2022
Unfunded loan commitments	$ 8,912,587	$ 8,979,334
Standby letters of credit [1]	192,237	174,070

(1) Notional amount, which represents the maximum amount of future funding requirements. The carrying value was $1.3 million at December 31, 2023 and $0.8 million at December 31, 2022.

At December 31, 2023, approximately 4% of the unfunded loan commitments had fixed rates, with the remainder having floating rates ranging from 2.10% to 22.49%. The allowance for unfunded loan commitments totaled $31.2 million at December 31, 2023 and $32.2 million at December 31, 2022.

Old National is a party in risk participation transactions of interest rate swaps, which had total notional amounts of $557.8 million at December 31, 2023 and $398.9 million at December 31, 2022.

Visa Class B Restricted Shares

In 2008, Old National received Visa Class B restricted shares as part of Visa's initial public offering. During the fourth quarter of 2023, Old National sold the 65,466 Class B shares and recognized a $21.6 million pre-tax gain. Prior to the sale, the shares were carried at a zero cost basis due to uncertainty surrounding the ability of the Company to transfer or otherwise liquidate the shares. At December 31, 2023, the Company does not hold any remaining Visa Class B restricted shares.

NOTE 21 – REGULATORY RESTRICTIONS

Restrictions on Cash and Due from Banks

Old National had cash and due from banks which was held as collateral for collateralized swap positions totaling $0.3 million at December 31, 2023 and $0.1 million at December 31, 2022.

Restrictions on Transfers from Bank Subsidiary

Regulations limit the amount of dividends a bank subsidiary can declare in any calendar year without obtaining prior regulatory approval. Prior regulatory approval is required if dividends to be declared in any calendar year would exceed the total of net income of the current year combined with retained net income for the preceding two years. Prior regulatory approval to pay dividends was not required in 2021, 2022, or 2023 and is not currently required. A bank subsidiary is prohibited from paying a dividend, if, after making the dividend, the bank would be considered "undercapitalized" (as defined by reference to the OCC's capital regulations). At December 31, 2023, Old National

Bank could pay dividends of $670.4 million without prior regulatory approval and while maintaining capital levels above regulatory minima and well-capitalized guidelines.

Restrictions on the Payment of Dividends

Old National has traditionally paid a quarterly dividend to common shareholders. The payment of dividends is subject to legal and regulatory restrictions, as well as approval by our Board of Directors. Any payment of dividends in the future will depend, in large part, on Old National's earnings, capital requirements, financial condition, and other factors considered relevant by our Board of Directors.

Capital Adequacy

Old National and Old National Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can elicit certain mandatory actions by regulators that, if undertaken, could have a direct material effect on Old National's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Old National and Old National Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulation to ensure capital adequacy require Old National and Old National Bank to maintain minimum amounts and ratios as set forth in the following tables.

At December 31, 2023, Old National and Old National Bank each exceeded the capital ratios required to be considered "well-capitalized" under applicable regulations.

The following table summarizes capital ratios for Old National and Old National Bank:

(dollars in thousands)	Actual		Regulatory Minimum [1]		Prompt Corrective Action "Well Capitalized" Guidelines [2]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2023						
Total capital to risk-weighted assets						
Old National Bancorp	$ 4,727,216	12.64 %	$ 3,927,771	10.50 %	$ 3,740,735	10.00 %
Old National Bank	4,591,734	12.33	3,911,089	10.50	3,724,847	10.00
Common equity Tier 1 capital to risk-weighted assets						
Old National Bancorp	4,003,694	10.70	2,618,514	7.00	N/A	N/A
Old National Bank	4,308,574	11.57	2,607,393	7.00	2,421,150	6.50
Tier 1 capital to risk-weighted assets						
Old National Bancorp	4,247,413	11.35	3,179,625	8.50	2,244,441	6.00
Old National Bank	4,308,574	11.57	3,166,120	8.50	2,979,878	8.00
Tier 1 capital to average assets						
Old National Bancorp	4,247,413	8.83	1,923,360	4.00	N/A	N/A
Old National Bank	4,308,574	8.99	1,916,002	4.00	2,395,003	5.00
December 31, 2022						
Total capital to risk-weighted assets						
Old National Bancorp	$ 4,321,716	12.02 %	$ 3,774,845	10.50 %	$ 3,595,090	10.00 %
Old National Bank	4,063,363	11.35	3,759,671	10.50	3,580,639	10.00
Common equity Tier 1 capital to risk-weighted assets						
Old National Bancorp	3,605,393	10.03	2,516,563	7.00	N/A	N/A
Old National Bank	3,817,402	10.66	2,506,448	7.00	2,327,416	6.50
Tier 1 capital to risk-weighted assets						
Old National Bancorp	3,849,112	10.71	3,055,827	8.50	2,157,054	6.00
Old National Bank	3,817,402	10.66	3,043,544	8.50	2,864,512	8.00
Tier 1 capital to average assets						
Old National Bancorp	3,849,112	8.52	1,808,108	4.00	N/A	N/A
Old National Bank	3,817,402	8.47	1,803,426	4.00	2,254,282	5.00

(1) "Regulatory Minimum" capital ratios include the 2.5% "capital conservation buffer" required under the Basel III Capital Rules.

(2) "Well-capitalized" minimum common equity Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets ratios are not formally defined under applicable banking regulations for bank holding companies.

During 2020, the OCC, the Board of Governors of the Federal Reserve System, and the FDIC issued final rules to delay the estimated impact on regulatory capital stemming from the implementation of CECL. The final rules provide banking organizations the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period (five-year transition option). Old National adopted the capital transition relief over the permissible five-year period.

NOTE 22 – PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed parent company only financial statements of Old National:

OLD NATIONAL BANCORP (PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS

	December 31,	
(dollars in thousands)	2023	2022
Assets		
Deposits in affiliate bank	$ 284,294	$ 418,959
Equity securities	51,241	30,717
Investment securities - available-for-sale	15,886	16,814
Investment in affiliates:		
Banking subsidiaries	5,530,637	5,000,153
Non-banks	44,395	44,938
Goodwill	59,506	59,506
Other assets	127,540	135,025
Total assets	$ 6,113,499	$ 5,706,112
Liabilities and Shareholders' Equity		
Other liabilities	$ 70,840	$ 92,758
Other borrowings	479,759	484,759
Shareholders' equity	5,562,900	5,128,595
Total liabilities and shareholders' equity	$ 6,113,499	$ 5,706,112

OLD NATIONAL BANCORP (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,		
(dollars in thousands)	2023	2022	2021
Income			
Dividends from affiliates	$ 150,000	$ —	$ 125,000
Other income	2,919	1,733	3,364
Other income from affiliates	5	5	5
Total income	152,924	1,738	128,369
Expense			
Interest on borrowings	20,700	16,662	8,285
Other expenses	43,185	37,629	13,951
Total expense	63,885	54,291	22,236
Income (loss) before income taxes and equity in undistributed earnings of affiliates	89,039	(52,553)	106,133
Income tax expense (benefit)	(11,325)	(9,901)	(5,113)
Income (loss) before equity in undistributed earnings of affiliates	100,364	(42,652)	111,246
Equity in undistributed earnings of affiliates	481,628	470,939	166,292
Net income	581,992	428,287	277,538
Preferred dividends	(16,135)	(14,118)	—
Net income applicable to common shareholders	$ 565,857	$ 414,169	$ 277,538

OLD NATIONAL BANCORP (PARENT COMPANY ONLY)
CONDENSED STATEMENT OF CASH FLOWS

(dollars in thousands)		Years Ended December 31,				
		2023		2022		2021
Cash Flows From Operating Activities						
Net income	$	**581,992**	$	428,287	$	277,538
Adjustments to reconcile net income to cash provided by operating activities:						
Depreciation		**18**		26		30
Share-based compensation expense		**27,910**		28,656		7,497
(Increase) decrease in other assets		**(19,353)**		(40,620)		10,213
Increase (decrease) in other liabilities		**(2,561)**		10,455		(4,918)
Equity in undistributed earnings of affiliates		**(481,628)**		(470,939)		(166,292)
Net cash flows provided by (used in) operating activities		**106,378**		(44,135)		124,068
Cash Flows From Investing Activities						
Net cash and cash equivalents of acquisitions		**—**		573,099		—
Proceeds from sales of investment securities		**—**		—		1,000
Proceeds from sales of equity securities		**—**		44,038		540
Purchase of equity securities		**(17,773)**		—		—
Purchases of investment securities		**—**		(9,000)		(15)
Purchases of premises and equipment		**(8)**		—		(3)
Net cash flows provided by (used in) investing activities		**(17,781)**		608,137		1,522
Cash Flows From Financing Activities						
Cash dividends paid		**(180,030)**		(177,623)		(92,829)
Common stock repurchased		**(44,308)**		(71,182)		(3,731)
Common stock issued		**1,076**		809		583
Net cash flows provided by (used in) financing activities		**(223,262)**		(247,996)		(95,977)
Net increase (decrease) in cash and cash equivalents		**(134,665)**		316,006		29,613
Cash and cash equivalents at beginning of period		**418,959**		102,953		73,340
Cash and cash equivalents at end of period	$	**284,294**	$	418,959	$	102,953

NOTE 23 – SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker managed operations and evaluated financial performance on a Company-wide basis. As a result, the Company has determined that it has only one reportable segment.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

<u>Evaluation of Disclosure Controls and Procedures.</u> Old National's principal executive officer and principal financial officer have concluded that Old National's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended), based on their evaluation of these controls and procedures as of the end of the period covered by this annual report on Form 10-K, are effective at the reasonable assurance level as discussed below to ensure that information required to be disclosed by Old National in the reports it files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Old National's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting is set forth in Part II, Item 8 of this Annual Report on Form 10-K. The attestation report of Deloitte & Touche LLP, Old National's independent registered public accounting firm, on Old National's internal control over financial reporting is included on the following page.

<u>Limitations on the Effectiveness of Controls.</u> Management, including the principal executive officer and principal financial officer, does not expect that Old National's disclosure controls and internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be only reasonable assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, the system of controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

<u>Changes in Internal Control over Financial Reporting.</u> There were no changes in Old National's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Old National's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Old National Bancorp

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Old National Bancorp and subsidiaries ("Old National") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, Old National maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of Old National and our report dated February 22, 2024 expressed an unqualified opinion on those financial statements.

Basis for Opinion

Old National's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Old National's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Old National in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 22, 2024

ITEM 9B.   OTHER INFORMATION

(a)   None

(b)   During the three months ended December 31, 2023, no director or Section 16 officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

FORM 10-K

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company's executive officers are elected annually by the Board of Directors. Certain information regarding the Company's executive officers is set forth below:

Name	Positions and Offices	Age
Chady M. AlAhmar	Chief Executive Officer, Wealth Management of the Company since January 2020. Previously, Senior Vice President and Head of Strategy and Business Development of U.S. Bank from December 2013 to January 2020.	49
Nicholas J. Chulos	Chief Legal Officer and Corporate Secretary of the Company since February 2022. Previously, Executive Vice President, General Counsel and Corporate Secretary of First Midwest from January 2013 to February 2022.	64
Scott J. Evernham	Chief Risk Officer of the Company since August 2019. Previously, Executive Vice President, Wealth Management from May 2016 to August 2019. President of Old National Insurance from December 2014 to May 2016. Senior Vice President, Assistant General Counsel from October 2012 to December 2014.	46
Brendon B. Falconer	Chief Financial Officer of the Company since May 2019. Previously, Senior Vice President and Treasurer of the Company from November 2016 to May 2019. Senior Vice President and Director of Credit Operations from March 2013 to November 2016. Loss Share President from January 2012 to March 2013. Vice President and Bank Controller from April 2009 to January 2012.	48
John V. Moran, IV	Chief Strategy Officer of the Company since 2021. Previously, Chief Financial Officer for NBT Bancorp from 2019 to 2021. Director of Corporate Development and Strategy of the Company from 2017 to 2019. Senior Equity Analyst at Macquarie Capital (USA) from 2010 to 2017.	48
Angela L. Putnam	Chief Accounting Officer of the Company since February 2022. Previously, Senior Vice President and Chief Accounting Officer of First Midwest from December 2014 to February 2022. Vice President and Financial Reporting Manager of First Midwest from April 2013 to November 2014. Director in the Assurance Services practice of McGladrey LLP from September 2006 to April 2013.	45
James C. Ryan, III	Chairman of the Board of Directors of the Company since February 2024. Chief Executive Officer of the Company since May 2019. Chairman and CEO of the Company from May 2019 to February 2022. Senior Executive Vice President and Chief Financial Officer of the Company from May 2016 to May 2019. Director of Corporate Development and Mortgage Banking of the Company from July 2009 to May 2016, Integration Executive of the Company from February 2006 to July 2009. Treasurer of the Company from March 2005 to February 2007.	52
Mark G. Sander	President and Chief Operating Officer of the Company since February 2022. Previously, President and Chief Operating Officer of First Midwest from 2019 to February 2022. Director at First Midwest from 2014 to February 2022. Senior Executive Vice President and Chief Operating Officer of First Midwest from 2011 to 2019. Previously held executive level positions in Commercial Banking with Associated Banc-Corp, Bank of America, and LaSalle Bank.	65
James A. Sandgren	Chief Executive Officer, Commercial Banking of the Company since February 2022. Previously, President and Chief Operating Officer of the Company from May 2016 to February 2022. Executive Vice President and Chief Banking Officer of the Company from April 2014 to May 2016. Executive Vice President and Regional CEO of the Company from May 2007 to April 2014. Executive Vice President and Southern Division Chief Credit Officer from January 2004 to May 2007.	57
Brent R. Tischler	Chief Executive Officer, Community Banking of the Company since August 2022. Previously, Executive Vice President and Head of Retail Banking at Associated Bank from June 2016 to August 2022. Executive Vice President and Head of Payments & Direct Channels at Associated Bank from February 2014 to May 2016. Senior Vice President and Director of Channel Optimization at Associated Bank from April 2011 to January 2014.	48
Kendra L. Vanzo	Chief Administrative Officer of the Company since March 2021. Executive Vice President, Chief Administrative Officer of the Company from January 2020 to March 2021. Executive Vice President and Chief People Officer from May 2018 to January 2020. Executive Vice President, Associate Engagement and Integrations Officer from June 2014 to May 2018. Executive Vice President and Chief Human Resources Officer from January 2010 to June 2014. Senior Vice President and Chief Human Resources Officer from March 2007 to January 2010.	57

Information relating to our Board of Directors and additional information required in response to this item has been omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not

FORM 10-K

later than 120 days after December 31, 2023. The applicable information appearing in the Proxy Statement for the 2024 annual meeting is incorporated by reference.

Old National has adopted a code of ethics that applies to directors, officers, and all other employees including Old National's principal executive officer, principal financial officer, and principal accounting officer. The text of the code of ethics is available on Old National's Internet website at www.oldnational.com or in print to any shareholder who requests it. Old National intends to post information regarding any amendments to, or waivers from, its code of ethics on its Internet website.

ITEM 11.   EXECUTIVE COMPENSATION

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2023. The applicable information appearing in our Proxy Statement for the 2024 annual meeting is incorporated by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This information is omitted from this report (with the exception of the "Equity Compensation Plan Information") pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2023. The applicable information appearing in the Proxy Statement for the 2024 annual meeting is incorporated by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table contains information concerning the ICP approved by the Company's shareholders, as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,108,473	$16.88	7,635,825
Equity compensation plans not approved by security holders	—	—	—
Total	3,108,473	$16.88	7,635,825

At December 31, 2023, 7.6 million shares remain available for issuance under the ICP.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2023. The applicable information appearing in the Proxy Statement for the 2024 annual meeting is incorporated by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2023. The applicable information appearing in the Proxy Statement for the 2024 annual meeting is incorporated by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements:

The following consolidated financial statements of the registrant and its subsidiaries are filed as part of this report under "Item 8. Financial Statements and Supplementary Data."

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets – December 31, 2023 and 2022
- Consolidated Statements of Income – Years Ended December 31, 2023, 2022, and 2021
- Consolidated Statements of Comprehensive Income (Loss) – Years Ended December 31, 2023, 2022, and 2021
- Consolidated Statements of Changes in Shareholders' Equity – Years Ended December 31, 2023, 2022, and 2021
- Consolidated Statements of Cash Flows – Years Ended December 31, 2023, 2022, and 2021
- Notes to Consolidated Financial Statements

2. Financial Statements Schedules

The schedules for Old National and its subsidiaries are omitted because of the absence of conditions under which they are required, or because the information is set forth in the consolidated financial statements or the notes thereto.

3. Exhibits

The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are as follows:

Exhibit Number

2.1   Agreement and Plan of Merger dated as of May 30, 2021 by and between Old National and First Midwest Bancorp, Inc. (the schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K) (incorporated by reference to Exhibit 2.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2021).

2.2   Agreement and Plan of Merger dated as of October 26, 2023 by and between Old National and CapStar Financial Holdings, Inc. (the schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K) (incorporated by reference to Exhibit 2.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2023).

3.1   Fifth Amended and Restated Articles of Incorporation of Old National, amended April 30, 2020 (incorporated by reference to Exhibit 3.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2020).

3.2   Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National authorizing additional shares of Old National capital stock (incorporated by reference to Exhibit 3.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).

3.3   Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National designating the New Old National Series A Preferred Stock (incorporated by reference to Exhibit 3.3 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).

3.4   Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National designating the New Old National Series C Preferred Stock (incorporated by reference to Exhibit 3.4 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).

| 3.5 | Amended and Restated By-Laws of Old National, amended April 30, 2020 (incorporated by reference to Exhibit 3.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2020). |

| 3.6 | By-Laws Amendment to Amended and Restated By-Laws of Old National (incorporated by reference to Exhibit 3.6 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022). |

| 4.1 | Description of Old National Bancorp capital stock (incorporated by reference to Exhibit 4.1 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022). |

| 4.2 | Description of Old National Bancorp debt securities (incorporated by reference to Exhibit 4.2 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019). |

| 4.3 | Deposit Agreement (Series A), dated February 15, 2022, among Old National, Continental Stock Transfer & Trust Company, acting as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022). |

| 4.4 | Deposit Agreement (Series C), dated February 15, 2022, among Old National, Continental Stock Transfer & Trust Company, acting as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022). |

| 4.5 | Form of Depositary Receipt-Series A (incorporated by reference to Exhibit 4.3 (included as part of Exhibit 4.1) of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022). |

| 4.6 | Form of Depositary Receipt-Series C (incorporated by reference to Exhibit 4.4 (included as part of Exhibit 4.2) of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022). |

| 4.7 | Certain instruments defining the rights of holders of long-term debt securities of Old National and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments. |

| 10.1[1] | Form of 2020 Internal Performance Units Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.20 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019). |

| 10.2[1] | Form of 2020 Relative Performance Units Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.21 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019). |

| 10.3[1] | Form of 2020 Restricted Stock Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.22 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019). |

| 10.4[1] | Old National Bancorp Amended and Restated 2020 Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.23 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019). |

| 10.5[1] | First Amendment of the Old National Bancorp Amended and Restated 2020 Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.8 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022). |

| 10.6[1] | Second Amendment of the Old National Bancorp Amended and Restated 2020 Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.9 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022). |

| 10.7[1] | Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.24 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019). |

10.8[(1)] First Amendment of the Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.11 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.9[(1)] Second Amendment of the Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.12 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.10[(1)] Third Amendment of the Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.13 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.11[(1)] First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors (incorporated by reference to Exhibit 10.14 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.12[(1)] Amendment of the First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors (incorporated by reference to Exhibit 10.15 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.13[(1)] First Midwest Bancorp, Inc. Nonqualified Retirement Plan (incorporated by reference to Exhibit 10.16 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.14[(1)] Amendment of the First Midwest Bancorp, Inc. Nonqualified Retirement Plan (incorporated by reference to Exhibit 10.17 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.15[(1)] First Midwest Bancorp, Inc. Nonqualified Stock Option Gain Deferral Plan (incorporated by reference to Exhibit 10.18 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.16[(1)] Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2017).

10.17[(1)] Amendment of the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (incorporated by reference to Appendix I of Old National's Definitive Proxy Statement filed with the Securities and Exchange Commission on March 8, 2021).

10.18[(1)] Second Amendment of the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (incorporated by reference to Appendix III of Old National's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 8, 2022).

10.19[(1)] Old National Bancorp Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.22 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.20[(1)] Form of 2021 Internal Performance Units Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.1 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2021).

10.21[(1)] Form of 2021 Relative Performance Units Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.2 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2021).

10.22[(1)] Form of 2021 Restricted Stock Award Agreement between Old National and certain key associates (incorporated by reference to Exhibit 10.3 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2021).

10.23[(1)] Stock Purchase and Dividend Reinvestment Plan (incorporated by reference to Old National's Registration Statement on Form S-3, Registration No. 333-258774 filed with the Securities and Exchange Commission on August 13, 2021).

10.24[(1)] Form of 2022 Relative TSR Performance Units Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.1 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022).

10.25[(1)] Form of 2022 ROATCE Performance Units Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.2 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022).

10.26[(1)] Form of 2022 Restricted Stock Award Agreements between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.3 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022).

10.27[(1)] Form of 2022 Performance Units Integration Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.4 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022).

10.28[(1)] Form of 2022 Letter Agreement between Old National and certain key employees providing for a cash retention and integration award (incorporated by reference to Exhibit 10.5 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2022).

10.29[(1)] Letter Agreement, dated May 30, 2021, by and between Old National Bancorp and James C. Ryan III (incorporated by reference to Exhibit 10.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2021).

10.30[(1)] Letter Agreement, dated May 30, 2021, by and between Old National Bancorp and James A. Sandgren (incorporated by reference to Exhibit 10.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2021).

10.31[(1)] Employment Agreement, amended and restated as of January 18, 2019, by and between First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Michael L. Scudder (incorporated by reference to Exhibit 10.35 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.32[(1)] Confidentiality and Restrictive Covenants Agreement, dated as of June 18, 2018, by and between the First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Michael L. Scudder (incorporated by reference to Exhibit 10.36 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.33[(1)] Letter Agreement, dated May 30, 2021, by and between First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Michael L. Scudder (incorporated by reference to Exhibit 10.37 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.34[(1)] Employment Agreement, dated as of January 18, 2019, by and between First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Mark G. Sander (incorporated by reference to Exhibit 10.38 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.35[(1)] Confidentiality and Restrictive Covenants Agreement, dated as of January 18, 2019, by and between the First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Mark G. Sander (incorporated by reference to Exhibit 10.39 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.36[(1)] Letter Agreement, dated May 30, 2021, by and between First Midwest Bancorp, Inc. (as predecessor to Old National Bancorp) and Mark G. Sander (incorporated by reference to Exhibit 10.40 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).

10.37[(1)]	Form of Employment Agreement dated as of June 28, 2023 between Old National and each of its named executive officers, James C. Ryan III; Mark G. Sander, Brendon B. Falconer; James A. Sandgren; and Kendra L. Vanzo (incorporated by reference to Exhibit 10.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2023).
10.38[(1)]	Form of Confidentiality and Restrictive Covenants Agreement, dated as of June 28, 2023, by and between Old National and each of its named executive officers, James C. Ryan III; Mark G. Sander, Brendon B. Falconer; James A. Sandgren; and Kendra L. Vanzo (incorporated by reference to Exhibit 10.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2023).
21	Subsidiaries of Old National Bancorp
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Crowe LLP
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Old National Bancorp Clawback Policy
101	The following materials from Old National Bancorp's Annual Report on Form 10-K Report for the year ended December 31, 2023, formatted in inline XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements.
104	The cover page from Old National's Annual Report on Form 10-K Report for the year ended December 31, 2023, formatted in inline XBRL and contained in Exhibit 101.

(1) Management contract or compensatory plan or arrangement

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Old National has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD NATIONAL BANCORP

By: /s/ James C. Ryan, III   Date: February 22, 2024

James C. Ryan, III,

Chairman and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 22, 2024, by the following persons on behalf of Old National and in the capacities indicated.

By: /s/ Brendon B. Falconer

Brendon B. Falconer,

Senior Executive Vice President and Chief

Financial Officer (Principal Financial Officer)

By: /s/ Barbara A. Boigegrain

Barbara A. Boigegrain, Director

By: /s/ Thomas L. Brown

Thomas L. Brown, Director

By: /s/ Kathryn J. Hayley

Kathryn J. Hayley, Director

By: /s/ Peter J. Henseler

Peter J. Henseler, Director

By: /s/ Daniel S. Hermann

Daniel S. Hermann, Director

By: /s/ Ryan C. Kitchell

Ryan C. Kitchell, Director

By: /s/ Austin M. Ramirez

Austin M. Ramirez, Director

By: /s/ Ellen A. Rudnick

Ellen A. Rudnick, Director

By: /s/ James C. Ryan, III

James C. Ryan, III,
Chairman and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Thomas E. Salmon

Thomas E. Salmon, Director

By: /s/ Rebecca S. Skillman

Rebecca S. Skillman, Lead Independent
Director

By: /s/ Michael J. Small

Michael J. Small, Director

By: /s/ Derrick J. Stewart

Derrick J. Stewart, Director

By: /s/ Stephen C. Van Arsdell

Stephen C. Van Arsdell, Director

By: /s/ Katherine E. White

Katherine E. White, Director

By: /s/ Angela L. Putnam

Angela L. Putnam,

Senior Vice President and Chief Accounting

Officer (Principal Accounting Officer)

FORM 10-K

OLD NATIONAL BANCORP BOARD OF DIRECTORS

Barbara A. Boigegrain
Former Chief Executive Officer
& General Secretary
Wespath Benefits and Investments

Thomas L. Brown
Former Senior Vice President
& Chief Financial Officer
RLI Corp.
Former Partner
PricewaterhouseCoopers LLP

Kathryn J. Hayley
Chief Executive Officer
Rosewood Advisory Services, LLC
Former Executive Vice President
UnitedHealthcare

Peter J. Henseler
Chairman
TOMY International

Daniel S. Hermann
Founding Partner
Lechwe Holdings, LLC
Former Chief Executive Officer
AmeriQual Group, LLC

Ryan C. Kitchell
Chairman
Indiana Governor's Workforce Cabinet
Former Executive Vice President
& Chief Financial Officer
Indiana University Health

Austin M. Ramirez
President & Chief Executive Officer
Husco

Ellen A. Rudnick
Senior Advisor, University of Chicago
Booth School of Business
Former Vice President
Baxter International, Inc.

James C. Ryan, III
Chairman & Chief Executive Officer
Old National Bancorp

Thomas E. Salmon
Former Chairman
& Chief Executive Officer
Berry Global Group, Inc.

Rebecca S. Skillman
Former Chairman, Radius Indiana
Former Lt. Governor, State of Indiana
Lead Independent Director
Old National Bancorp

Michael J. Small
Chairman, Kognitive Networks, Inc.
Former President &
Chief Executive Officer
Gogo, Inc.

Derrick J. Stewart
Executive Vice President
& Chief Operating Officer
YMCA Retirement Fund

Stephen C. Van Arsdell
Former Senior Partner,
Chairman & Chief Executive Officer
Deloitte & Touche LLP

Katherine E. White
Brigadier General
U.S. Army National Guard
Professor of Law
Wayne State University Law School

OLD NATIONAL BANCORP EXECUTIVE LEADERSHIP TEAM

Chady M. AlAhmar
Chief Executive Officer
Wealth Management

Nicholas J. Chulos
Chief Legal Officer
& Corporate Secretary

Caroline J. Ellspermann
Chief People Officer

Scott J. Evernham
Chief Risk Officer

Brendon B. Falconer
Chief Financial Officer
(on leave effective 4/1/24)

Corliss V. Garner
Chief Diversity, Equity
& Inclusion Officer

Carrie S. Goldfeder
Chief Credit Officer

Paul S. Kilroy
Chief Information Officer

John V. Moran, IV
Interim Chief Financial Officer
Chief Strategy Officer

Jeff C. Newcom
Chief Operations Officer

James C. Ryan, III
Chairman & Chief Executive Officer

Rafael A. Sanchez
Chief Impact Officer

Mark G. Sander
President & Chief Operating Officer

James A. Sandgren
Chief Executive Officer
Commercial Banking

Kathy A. Schoettlin
Chief Communications, Culture
& Social Responsibility Officer

Roland B. Shelton
Chief Strategic Business
Partnership Officer

James V. Stadler
Chief Marketing Officer

Brent R. Tischler
Chief Executive Officer
Community Banking

Kendra L. Vanzo
Chief Administrative Officer

Ex-Officio Member
Joan M. Kissel
Chief Audit & Ethics Officer

Old National Bancorp
One Main Street
Evansville, Indiana 47708
800-731-2265 | oldnational.com

Old National Bancorp (NASDAQ: ONB) is the holding company of Old National Bank, which is the sixth largest commercial bank headquartered in the Midwest. With approximately $52 billion of assets (inclusive of Old National Bancorp's merger with CapStar Financial Holdings, Inc.) and $29 billion of assets under management, Old National ranks among the top 30 banking companies headquartered in the U.S. Tracing our roots to 1834, Old National Bank has focused on community banking by building long-term, highly valued partnerships with clients and in the communities it serves. In addition to providing extensive services in retail and commercial banking, Old National offers comprehensive wealth management, investment, and capital market services. For more information and financial data, please visit Investor Relations at oldnational.com.